Exhibit 99.1

Assisted Living Concepts, Inc.
111 West Michigan Avenue
Milwaukee, Wisconsin 53203

September  , 2006

Dear Assisted Living Concepts, Inc. Shareholder:

It is my pleasure to welcome you as a shareholder of Class A common stock of Assisted Living Concepts, Inc. (“ALC”). As a separate, publicly traded company, ALC is comprised of 206 assisted living facilities, making it one of the five largest publicly traded assisted living companies in the United States. Our business is to provide senior housing and assisted living services to the local markets we serve in 17 states.

As an independent company, we believe we can more effectively focus on our objectives and satisfy the capital needs of our company than we could as a subsidiary of Extendicare. Our business objectives include increasing our occupancy rates, growing our property portfolio through selective acquisitions of quality properties and expanding existing properties with new units, and leveraging our existing management and systems.

We believe our competitive strength will be in providing an aesthetically pleasing environment where seniors will enjoy life enrichment through wellness education, socialization and customer service. Our main goal is to be recognized as a superior provider of quality services and value to our clients.

We have been approved to list ALC’s Class A common stock on the New York Stock Exchange under the symbol “ALC”, subject to official notice of issuance. We expect the separation will be completed and that your new stock will begin trading in the fourth quarter of 2006.

I invite you to learn more about ALC by reviewing the enclosed Information Statement. We look forward to our future as a separate publicly traded company and to your support as a holder of Class A common stock of ALC.

Sincerely,

By:	/s/ Laurie A. Bebo
Chief Executive Officer

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2006

INFORMATION STATEMENT

Assisted Living Concepts, Inc.
Class A Common Stock
(Par Value $0.01 per share)

This Information Statement is being furnished in connection with the initial listing of our Class A common stock on the New York Stock Exchange. The listing of our Class A common stock will coincide with the delivery of shares of our Class A common stock to holders of Extendicare Inc. (“Extendicare”) Subordinate Voting Shares pursuant to the exchange described below.

Shares of our Class A common stock will be exchanged for shares of Extendicare Subordinate Voting Shares in connection with a Plan of Arrangement that has been approved by Extendicare’s Board of Directors. As part of the Plan of Arrangement, Extendicare will convert to Extendicare Real Estate Investment Trust, an unincorporated open-ended investment trust established under the laws of Ontario, which we refer to as Extendicare REIT. Holders of Extendicare Subordinate Voting Shares at the effective time of the Plan of Arrangement (the “Effective Time”), other than any holders that validly exercise dissent rights, will receive (i) one Extendicare Common Share and (ii) one share of Class A common stock of ALC from Extendicare for each Extendicare Subordinate Voting Share held. In addition, holders of Extendicare Multiple Voting Shares at the Effective Time of the Plan of Arrangement, other than any holders that validly exercise dissent rights, will receive (i) 1.075 Extendicare Common Shares and (ii) one share of Class B common stock of ALC from Extendicare for each Extendicare Multiple Voting Share held. Holders of Class B common stock of ALC will be entitled to convert their Class B common stock into Class A common stock of ALC on the basis of 1.075 shares of Class A common stock for each share of Class B common stock. Each Extendicare Common Share received in such exchanges will then immediately be exchanged for one unit of Extendicare REIT or, at the election of holders that are taxable Canadian residents, for one limited partnership unit of Extendicare Holding Partnership, which will be freely exchangeable for Extendicare REIT units (subject to limitations on the maximum number of such limited partnership units that may be outstanding).

Approval of the Plan of Arrangement is being sought from the holders of Extendicare Subordinate and Multiple Voting Shares pursuant to a separate management proxy circular, which we refer to as the Circular, being distributed by Extendicare to all holders of its Subordinate and Multiple Voting Shares. As a result, we are not asking you for a proxy and you are requested not to send us a proxy in connection with this Information Statement. Together with the Circular, Extendicare has sent to each holder of its Subordinate and Multiple Voting Shares a letter of transmittal that contains instructions for the surrender of Extendicare share certificates in connection with the exchange. There is currently no trading market for our Class A common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for our Class A common stock will develop on or shortly before the completion of the Plan of Arrangement, and we expect “regular way” trading of our Class A common stock will begin the first trading day after the completion of the Plan of Arrangement. We have been approved to list ALC’s Class A common stock on the New York Stock Exchange under the symbol “ALC’’, subject to official notice of issuance.

In reviewing this Information Statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is          , 2006.

Extendicare Inc. first mailed this document to its shareholders on          , 2006.

INDUSTRY DATA

This Information Statement includes industry data, forecasts and information that we have prepared based, in part, upon industry data, forecasts and information obtained from independent industry publications and surveys and other information available to us. Some data are also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

SUMMARY

This summary highlights information contained elsewhere in this Information Statement and provides an overview of our company and the material aspects of our separation from Extendicare. You should read this entire Information Statement carefully, especially the risk factors beginning on page 11 and the financial statements and notes to those statements appearing elsewhere in this Information Statement.

We describe in this Information Statement the businesses and assets that we will own and operate immediately following our separation from Extendicare. We have acquired certain of these assets and businesses at different times over the past several years and will acquire certain of these assets when they are transferred to us by Extendicare prior to our separation. On January 31, 2005, Extendicare acquired all of the outstanding capital stock of Assisted Living Concepts, Inc., a Nevada corporation, which at the time operated 177 assisted living facilities located in 14 states. Although we will continue as the same legal entity organized under the laws of the State of Nevada, the assets and liabilities that comprise our business are different from those that were acquired by Extendicare on January 31, 2005. Therefore, references in this Information Statement to (i) “Assisted Living Concepts,” “ALC,” “we,” “our” and “us” refer to Assisted Living Concepts, Inc. and its consolidated subsidiaries, as constituted after the separation, (ii) “Historic ALC” refers to Assisted Living Concepts, Inc. and its consolidated subsidiaries, as constituted upon its acquisition by Extendicare on January 31, 2005, and (iii) “Extendicare” refers to Extendicare Inc. and its consolidated subsidiaries (other than us) prior to the separation and conversion, and to Extendicare REIT and its consolidated subsidiaries after the separation, unless the context otherwise requires.

Following the exchange, we will be a separate publicly-traded company, and Extendicare will have no continuing stock ownership in us, except to the extent that Extendicare continues to own stock that would have been distributed to holders of Extendicare shares had they not validly dissented to the Plan of Arrangement. The historical financial results that are contained herein may not reflect our financial results in the future as an independent company or what our financial results would have been had we been operated as a separate publicly-traded company during the periods presented.

Assisted Living Concepts, Inc.

Our Business

We are one of the five largest publicly traded operators of assisted living facilities in the United States, based on total capacity, with 206 assisted living facilities totaling 8,270 units. Our assisted living facilities, or residences, typically consist of 35 to 50 units and offer residents a supportive, home-like setting and assistance with the activities of daily living. Our facilities are purpose-built to meet the special needs of seniors and are located in targeted, middle-market suburban bedroom communities that are selected on the basis of a number of factors, including the size of our target resident pool in the community. We own 151 of our facilities, and the remaining are under long-term leases, giving us significant operational flexibility with respect to our properties. For the six months ended June 30, 2006, the average occupancy rate for our facilities was approximately 84.3% (with mature facilities, defined as facilities with all units open for at least a year, having an occupancy rate of 85.6%), the average combined monthly rate for rent and services was $2,644 per unit and the percentage of our revenue generated from private pay sources, which we define as payment coming from individual residents or their families (as opposed to government programs, including Medicaid), was 79.0%.

We believe we are well positioned to take advantage of the growing demand for senior living facilities. This growing demand is the result of a number of demographic and macro-economic factors, including:

•	An Aging Population. The population of Americans over the age of 65 is projected to steadily and significantly increase over the next 20 years — both in absolute numbers and as a percentage of the overall population.

•	Cost Containment Pressures. As life expectancies increase and the size of the elderly population grows, the cost of caring for the elderly also increases. Federal and state governments, as well as private insurers, are increasingly turning to lower cost alternatives to acute care facilities to help contain the increase in these costs.

•	Changing Family Dynamics and Economics. We believe that an increasing number of families are unwilling or incapable of providing the day-to-day care that the elderly require. However, we believe these families are capable of assisting with the financial support for the elderly to receive the care they need in nursing homes or assisted living facilities.

As a result of these trends, we believe the demand for senior living facilities will continue to increase. Within the senior living industry, we believe that most seniors prefer the home-like setting and lifestyle of assisted living facilities to the institutional setting of nursing facilities and will therefore choose to live in assisted living facilities over nursing facilities for so long as their health and physical condition permit them to do so.

Our Competitive Strengths

Our major competitive strengths are:

Leading Provider of Long-term Care Services.  We are one of the five largest publicly traded operators of assisted living facilities in the United States. We operate 206 assisted living facilities, totaling 8,270 units, in 17 states, 151 of which are owned and the remaining 55 of which are leased under long-term leases. The size and breadth of our portfolio, as well as the depth of our experience in the senior living industry, allow us to achieve operating efficiencies that many of our competitors in the highly fragmented senior living industry cannot.

Significant Ownership of Purpose-Built, Attractive and Efficient Facilities.  We own 151 assisted living facilities, or 73% of the total number of facilities we operate. We believe that owning properties, rather than leasing, increases our operating flexibility and ability to more directly control operating costs.

Focus on Wellness, Quality of Care and Customer Service.  The staffing model of our facilities emphasizes the importance we place on delivering high quality care to our residents, with a particular emphasis on preventative care and wellness.

Facility Portfolio in Targeted Locations.  Most of our facilities are located in middle-market, suburban bedroom communities with populations typically ranging from 10,000 to 40,000. We have targeted these communities based on their demographic profile, the average wealth of the population and the cost of operating in the community.

Experienced Executive and Senior Management Team.  Our corporate executive and senior divisional management team is highly experienced, with an average of 20 years of experience in the senior living industry.

Our Strategy

The principal elements of our business strategy are to:

Build the Company Brand.  We believe our success will be determined by the quality of services we provide and our reputation in the communities we serve, and we will strive to establish ourselves as the provider of choice in these communities for residents who value wellness, quality of care and customer service.

Increase Private Census within our Assisted Living Facilities.  For the six months ended June 30, 2006, approximately 71.0% of our residents were private pay, generating 79.0% of our revenues. Our strategy is to increase the number of residents in our facilities that are private pay, both by filling existing vacancies at our facilities with private pay residents and by gradually decreasing the number of units in our facilities that are available for residents that rely on Medicaid.

Expand Our Asset Portfolio.  We expect to grow our portfolio of assisted living facilities primarily through selective acquisitions in markets with favorable private pay demographics and, to a lesser extent, by expanding existing properties to meet any additional private pay demand in markets where we currently operate.

Our Relationship with Extendicare

For a further discussion of the separation and our relationship with Extendicare REIT after the separation, and the related risks, see “Our Separation from and Relationship with Extendicare After the Exchange” and “Risk Factors — Risks Relating to Our Relationship with Extendicare.”

After our separation from Extendicare, Extendicare will consist of its North American nursing home operations (approximately 25,400 beds), a small number of assisted living units (approximately 900 units), and related contracted services and purchasing operations. In addition, in the United States, Extendicare will continue to offer medical specialty services, and in Canada it will continue to offer home health care services. Extendicare also will retain its 34.8% interest in Crown Life Insurance Company until the Crown Life divesture process is complete.

Our History

Upon our separation from Extendicare, our business will be primarily composed of the following assets:

•	29 assisted living facilities that were formerly owned and operated by Extendicare Health Services, Inc. (“EHSI”), a wholly-owned subsidiary of Extendicare; and

•	177 assisted living facilities that have been directly owned or leased from third parties by ALC since Extendicare’s acquisition of Historic ALC on January 31, 2005.

In addition, we will own 100% of the capital stock of Pearson Indemnity Company, Ltd. (“Pearson”), a Bermuda based captive insurance company that has been capitalized with $10.0 million and that will provide our self-insured general and professional liability coverages. We will also own minority interests in Omnicare, Inc. (“Omnicare”), a U.S. publicly-traded corporation, BNN Investments Ltd. (“BNN”), a Canadian publicly-traded corporation, and MedX Health Corporation (“MedX”), a Canadian corporation. We expect these interests to have an aggregate market value of approximately $4.0 million. We expect to dispose of the Omnicare and BNN investments, using the cash for future growth opportunities, while retaining the interest in MedX. In addition, we purchased an office building in Menomonee Falls, Wisconsin that will serve as our headquarters beginning in 2007 from an unrelated party for a purchase price of approximately $5.0 million.

Since January 1, 2003, Extendicare has operated between 29 and 36 assisted living facilities through EHSI, primarily in the states of Wisconsin and Washington. As of December 31, 2005, 2004 and 2003, EHSI operated 29, 32 and 34 assisted living facilities, respectively, all of which were owned except for one leased facility. On January 31, 2005, EHSI completed the acquisition of Historic ALC, a Nevada corporation headquartered in Dallas, Texas, which at the time operated a portfolio of 177 assisted living facilities, representing 6,838 units, located in 14 states. During 2005, EHSI completed construction of two new assisted living facilities, which were opened and operated by ALC, and expanded one facility by 16 units.

Since the acquisition of Historic ALC, Extendicare has consolidated its assisted living operations by moving ALC’s headquarters to Milwaukee, Wisconsin, installing a new management team and by reorganizing its internal reporting structure and operations. Since December 31, 2005, EHSI has closed two of its assisted living facilities (105 units) and terminated the lease and operations at the only leased facility (63 units). Since March 31, 2006, subject to state regulatory approval, EHSI transferred to ALC the licenses to operate its 29 assisted living facilities. In addition, since March 31, 2006, ALC has completed the purchase of 15 of EHSI’s 29 facilities, and it is currently seeking local planning commission approval to subdivide the land associated with the remaining 14 properties between the assisted living facilities and skilled nursing facilities that make up those properties. We expect ALC to complete the transfer of EHSI’s remaining 14 facilities upon receipt of approval and have provided for a lease of the properties in the interim. In the event that local planning commission approval is withheld or delayed, EHSI will transfer the buildings associated with any such facility to ALC and ALC will enter into long-term land leases, which will not require local planning commission approval.

Historic ALC was incorporated in the State of Nevada on July 19, 1994 as Assisted Living Concepts, Inc. From its founding until January 31, 2005, Historic ALC was operated as an independent company, separate from Extendicare and, prior to October 2001, was listed on the American Stock Exchange. In October 2001, Historic ALC voluntarily filed for bankruptcy as a result of its inability to make payments on its indebtedness. In January

2002, it emerged from bankruptcy pursuant to a prenegotiated plan of reorganization and was listed on the over the counter, or OTC, bulletin boards until it was acquired by EHSI in January 2005.

* * *

Assisted Living Concepts, Inc. is a Nevada corporation. Our principal executive offices are located at 111 West Michigan Street, Milwaukee, Wisconsin 53203, and our telephone number is (414) 908-8800.

Summary of the Transactions

The following is a brief summary of the terms of the exchange and other concurrent transactions:

The Exchange	Pursuant to the Plan of Arrangement, and subject to the rights of holders to dissent from the transaction, holders of Extendicare Subordinate and Multiple Voting shares will receive units of Extendicare REIT and shares of ALC in exchange for their Extendicare shares (the “Exchange”). Specifically, in the Exchange:

• Holders of Extendicare Subordinate Voting Shares will receive (i) one Extendicare Common Share and (ii) one share of Class A common stock of ALC from Extendicare for each Extendicare Subordinate Voting Share that they hold as of the Effective Time;

• Holders of Extendicare Multiple Voting Shares will receive (i) 1.075 Extendicare Common Shares and (ii) one share of Class B common stock of ALC from Extendicare for each Extendicare Multiple Voting Share that they hold as of the Effective Time; and

• Each Extendicare Common Share received in the transactions described above will immediately be exchanged by the holder thereof for units of Extendicare REIT on a 1:1 basis, or, at the election of holders that are taxable Canadian residents, for units of Extendicare Holding Partnership on a 1:1 basis. The option of taxable Canadian holders to receive Extendicare Holding Partnership units affords such holders an opportunity to defer certain Canadian taxes. Other than the tax deferral, receipt of Extendicare Holding Partnership units will be economically equivalent to receiving Extendicare REIT units.

After the Exchange, Extendicare will not own any shares of our capital stock, except to the extent that it continues to hold shares that would have been distributed to holders of Extendicare Subordinate and Multiple Voting Shares had they not validly dissented to the Plan of Arrangement.

Separated Company	Assisted Living Concepts, Inc. is currently a wholly-owned subsidiary of Extendicare. After the separation, ALC will be a separate publicly-traded company.

ALC Securities to be received in the Exchange	In addition to the units of Extendicare REIT or Extendicare Holding Partnership received in the Exchange, holders of Extendicare Subordinate Voting Shares will receive one share of Class A common stock of ALC for each Extendicare Subordinate Voting Share in the Exchange and holders of Extendicare Multiple Voting Shares will receive one share of Class B common stock of ALC for each Extendicare Multiple Voting Share in the Exchange.

The Class A and Class B common stock of ALC will constitute all of our outstanding common stock immediately after the Exchange. Holders of our Class B common stock will be entitled to convert their Class B common stock into shares of our Class A common stock on the basis of 1.075 shares of Class A common stock for each share of Class B common stock. We intend to list ALC’s Class A common stock on the New York Stock Exchange under the symbol “ALC.” See “Description of Our Capital Stock” for a more complete description of the rights and privileges of our common stock.

Approval	The Plan of Arrangement, including the Exchange, requires the approval of two-thirds of the vote of the holders of Extendicare’s Subordinate Voting Shares and Multiple Voting Shares voting separately as a class in person or by proxy, as well as the approval of the Ontario Superior Court of Justice (Commercial List). Approval is being sought pursuant to the Circular.

Exchange Date	If approved, we expect the Exchange to occur within three weeks following the special meeting of holders of Extendicare’s Subordinate and Multiple Voting Shares called to approve the Plan of Arrangement.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to Extendicare shareholders who will receive shares of our common stock in the Exchange. It is not and is not to be construed as an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Extendicare nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

Questions and Answers about ALC and the Exchange

Why is Extendicare separating ALC and distributing its stock?	The Board of Directors of Extendicare has determined that the separation of ALC from Extendicare is in the best interests of Extendicare and its holders of Subordinate and Multiple Voting Shares, by providing opportunities and benefits to each of Extendicare and ALC, including:

• The separation will allow the independent management of each of Extendicare and us to focus its attention and its company’s financial resources on its respective distinct business and challenges and to lead each independent company to adopt strategies and pursue objectives that are appropriate to its respective business.

• As a U.S. based company listed on the NYSE, ALC will have the opportunity to attract more U.S. investors, which should lead to greater investor awareness and a more liquid market for ALC’s Class A common stock. Extendicare shares are currently primarily traded on the Toronto Stock Exchange, and may not have attracted a significant number of U.S. investors due to its lack of visibility in the United States and foreign exchange risk associated with Canadian operations.

• Through the split of Extendicare’s skilled nursing and assisted living businesses, investors should be in a better position to value the two independent companies and to better evaluate the performance of each company against their industry peers.

• ALC should have access to lower cost capital to fund acquisitions and growth.

How will the separation and Exchange work?	The separation and the Exchange will be accomplished through a Plan of Arrangement that has been approved by Extendicare’s Board of Directors and is subject to approval by holders of Extendicare Subordinate and Multiple Voting Shares pursuant to separate class votes and the Ontario Superior Court of Justice (Commercial List). Shareholder approval is being solicited separately through the Circular and related proxy materials described below. If approved, subject to the satisfaction or waiver of all of the conditions to the completion of the Plan of Arrangement, a series of transactions will occur that will result in the separation of ALC from Extendicare and the simultaneous conversion of Extendicare Inc. into Extendicare REIT, an unincorporated open-ended real estate investment trust established under the laws of Ontario:

• Prior to the completion of the Plan of Arrangement:

• Extendicare will contribute to ALC certain assets not already owned by ALC; and

  • Extendicare and ALC will enter into a separation agreement, a tax allocation agreement and a number of transitional services agreements, each of which allocates certain liabilities and sets forth the responsibilities of each party.

• On the date that the Plan of Arrangement is completed:

  • Holders of Extendicare Subordinate Voting Shares, other than holders who validly exercise dissent rights, will receive (i) one Extendicare Common Share and (ii) one share of Class A common stock of ALC from Extendicare for each Extendicare Subordinate Voting Share that they hold as of the Effective Time;

  • Holders of Extendicare Multiple Voting Shares, other than holders who validly exercise dissent rights, will receive (i) 1.075 Extendicare Common Shares and (ii) one share of Class B common stock of ALC from Extendicare for each Extendicare Multiple Voting Share that they hold as of the Effective Time; and

  • Each Extendicare Common Share received in the transactions described above will immediately be exchanged by the holder thereof for one unit of Extendicare REIT or, at the election of holders that are taxable Canadian residents, for one limited partnership unit of Extendicare Holding Partnership.

What do shareholders need to do to participate in the Exchange?	In connection with the Plan of Arrangement, you will receive the Circular, which will explain the Plan of Arrangement in more detail. The Circular will be accompanied by proxy solicitation materials that will instruct you on how to vote on the overall Plan of Arrangement. If the Plan of Arrangement is approved by the requisite votes of Extendicare’s Subordinate and Multiple Voting Shares, no further shareholder approval of the Exchange will be required or sought, although we urge you to read this entire document carefully.

Does ALC plan to pay dividends?	We presently do not intend to pay any dividends.

What will the relationship between Extendicare and ALC be following the Exchange?	After the Exchange, we do not expect to have any material relationships with Extendicare other than the following relationships:

• Following the Separation, Extendicare, through its subsidiaries, will provide certain transitional services to us related to information technology, payroll and benefits processing and reimbursement functions. For a more detailed description of these services and their related costs, please see the sections of this Information Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Separation from and Relationship with Extendicare After the Exchange.”

• One of our directors will also serve on Extendicare REIT’s board of trustees. See “Management.”

What if I want to sell my ALC common stock?	You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. Neither we nor Extendicare make any recommendations on the purchase, retention or sale of shares of ALC common stock to be delivered in the Exchange.

Where will I be able to trade shares of ALC Class A common stock?	There is not currently a public market for our Class A common stock. We intend to have ALC’s Class A common stock listed on the New York Stock Exchange under the symbol “ALC.” We anticipate that trading in shares of our Class A common stock will begin trading on a “when-issued” basis on or shortly before the completion of the Plan of Arrangement, and “regular way” trading will begin on the first trading day following its completion. If trading does begin on a “when-issued” basis, you may purchase or sell our Class A common stock after that time, but your transaction will not settle until after the completion of the Exchange. On the first trading day following the completion of the Plan of Arrangement, when-issued trading in respect of our Class A common stock will end and regular way trading will begin. We cannot predict the trading prices for our Class A common stock before or after the completion of the Plan of Arrangement.

Will the number of Extendicare shares I own change as a result of the Exchange?	Yes. Pursuant to the Plan of Arrangement you will no longer own shares of Extendicare upon the completion of the transactions contemplated thereby. Instead you will own units of Extendicare REIT, or, at the election of holders that are taxable Canadian residents, units of Extendicare Holding Partnership, or, if you validly exercise dissent rights, you will receive cash. If you own Extendicare Subordinate Voting Shares, you will receive an equal number of Extendicare Common Shares, which will be exchanged for units of Extendicare

REIT (or Extendicare Holding Partnership) on a 1:1 basis. If you own Extendicare Multiple Voting Shares, you will receive 1.075 Extendicare Common Shares for each Multiple Voting Share you own, which will be exchanged for a corresponding number of units of Extendicare REIT (or Extendicare Holding Partnership), meaning that you will receive 1.075 units for each Extendicare Multiple Voting Share that you hold.

What will happen to the listing of Extendicare shares?	Extendicare Subordinate Voting Shares that are outstanding as of the date that the Plan of Arrangement is completed will be cancelled pursuant to the Plan of Arrangement and will be delisted from the New York Stock Exchange and the Toronto Stock Exchange. Extendicare Multiple Voting Shares also will be cancelled and delisted from the Toronto Stock Exchange. Units of Extendicare REIT are expected to be listed on the Toronto Stock Exchange only. Units of Extendicare Holding Partnership are not expected to be listed.

Are there risks to owning ALC Class A common stock?	Yes. Our business is subject both to general and specific business risks relating to our leverage, our business, our relationship with Extendicare and our being a separate publicly-traded company, as well as risks related to the nature of the separation transaction itself. These risks are described in the “Risk Factors” section of this Information Statement beginning on page 11. We encourage you to read that section carefully.

Where can holders of Extendicare Subordinate and Multiple Voting shares get more information?	If you have any questions relating to the Exchange, you should contact:

Assisted Living Concepts, Inc. 111 West Michigan Street Milwaukee, Wisconsin 53203 Tel: (414) 908-8800 Fax: (414) 908-8481

Who will be the Exchange agent, transfer agent and registrar for our common stock?	Computershare Trust Company, Inc. 350 Indiana Street Suite 800 Golden, Colorado 80401

For a more detailed description of the Exchange, please see the section of this Information Statement entitled “The Exchange.”

Summary Combined Financial and Other Data

The table below presents the historical summary combined financial and other data of ALC. The historical combined financial and other data have been prepared to include all of Extendicare’s assisted living business in the United States and are a combination of (i) assisted living facilities operated by EHSI prior to and after its acquisition of Historic ALC, which ranged from 36 facilities as of January 1, 2003 to 29 facilities as of March 31, 2006, (ii) 177 assisted living facilities operated by ALC since Extendicare completed the acquisition of Historic ALC on January 31, 2005 and (iii) two assisted living facilities that were constructed by EHSI during 2005 but were opened and operated by ALC. The historical summary combined financial statements and other operating data do not contain data related to certain assets that will be transferred to us in connection with our separation from Extendicare. In addition, the historical summary combined financial and other operating data include certain assets and operations that will not be transferred to us in connection with our separation from Extendicare. Please see our unaudited pro forma condensed combined financial statements and the notes thereto for a more detailed description of these transactions.

The historical summary combined financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited and interim unaudited financial statements and the accompanying notes thereto included elsewhere in this Information Statement. The combined statements of operations data for each of the three years in the three year period ended December 31, 2005, and the combined balance sheet data as of December 31, 2004 and 2005, are derived from the audited combined financial statements of ALC included elsewhere in this Information Statement, and should be read in conjunction with those combined financial statements and the accompanying notes. The combined statement of operations data for the six months ended June 30, 2005 and 2006, and the consolidated balance sheet data as of June 30, 2006, are derived from the unaudited combined financial statements of ALC included elsewhere in this Information Statement. The combined balance sheet data as of December 31, 2003 and June 30, 2005 are derived from the unaudited combined financial statements of ALC, which are not included in this Information Statement. In management’s opinion, these unaudited combined financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the periods presented. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

The financial information presented below may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future.

	Six Months Ended
	June 30,		Year Ended December 31,
	2006(1)	2005	2005	2004	2003
	(Unaudited)
	(Thousands of dollars, except operating data)

Income Statement Data:
Revenues	$113,774	$93,154	$204,949	$33,076	$31,177
Costs and expenses:
Operating	75,756	62,307	138,126	23,837	22,163
General and administrative	4,941	3,792	6,789	506	503
Lease costs	7,025	5,853	12,852	66	73
Depreciation and amortization	8,292	6,599	14,750	3,281	3,032
Interest expense, net	5,414	6,127	11,603	1,738	2,698
Transaction costs	2,300	—	—	—	—
Loss on early retirement of debt	—	—	—	647	—

	103,728	84,678	184,120	30,075	28,469

Income from continuing operations before income taxes	10,046	8,476	20,829	3,001	2,708

Net income	$4,142	$5,057	$12,342	$1,635	$1,067

Operating Data (1):
Number of facilities at end of period:
Owned (2)	153	154	155	31	33
Capital leases	5	5	5	—	—
Operating leases	50	51	51	1	1

Total owned and leased	208	210	211	32	34

Available units at end of period	8,538	8,573	8,505	1,424	1,338

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	(Thousands of dollars, unless otherwise noted)

Average resident census (units occupied)	7,177	6,310	6,817	1,193	1,184
Average occupancy rate	84.3%	88.3%	87.9%	85.3%	88.4%
Percent of payor source of total revenue:
Private pay	79.0%	78.6%	78.2%	92.7%	94.1%
Medicaid	21.0%	21.4%	21.8%	7.3%	5.9%
Balance Sheet Data (end of period):
Cash and cash equivalents	$4,317	$7,135	$6,439	$119	$225
Property and equipment	372,557	376,764	378,362	73,390	66,070
Total assets	415,365	424,220	420,697	84,622	77,574
Total debt	130,181	211,759	131,526	—	—
Parent’s investment	209,350	173,511	203,443	79,372	71,392

Notes:

(1)	All of the operating data, except for the number of facilities at the end of the period, are for continuing operations. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of continuing operations.

(2)	Owned facilities includes 14 facilities that EHSI has agreed to sell to ALC and ALC has agreed to purchase, subject only to the receipt from local planning commissions of approval to subdivide the facilities. We have leased these facilities from EHSI in the interim.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this Information Statement. The following risks relate principally to our business, our relationship with Extendicare and our being a separate publicly-traded company, as well as risks related to the nature of the separation transaction itself. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our Class A common stock could decline.

Risk Relating to Our Business

The risk factors and uncertainties facing our industry and us include:

We face national, regional and local competition, and, if we are unable to compete successfully, we could lose market share and revenue.

The assisted living business is highly competitive, particularly with respect to private pay residents. Our assisted living facilities compete on a local and regional basis with other long-term care providers, including other assisted living providers, independent living providers, congregate care providers, home healthcare providers, nursing facilities and continuing care retirement centers, including both for-profit and not-for-profit entities. We compete based on price, the type of services provided, quality of care, reputation, age and appearance of facilities. Because there are relatively few barriers to entry in the assisted living industry, competitors could enter our communities with new facilities or upgrade existing facilities. Such facilities could offer residents more modern facilities with more amenities than ours at a lower cost. The entrance of additional competitors in the communities where we are located could negatively affect our ability to attract and retain residents, to maintain or increase resident service fees or to expand our business. In addition, we may be required to expand existing facilities to respond to competitive threats, which could negatively impact our operating margins. The availability and quality of competing facilities in the communities in which we operate significantly influences the occupancy levels in our assisted living facilities, and the entrance of any additional competitors, or the expansion of existing competing facilities, could result in our loss of market share and revenue. For example, in 2005, if our occupancy percentage had decreased by one percentage point proportionately across all payor sources, our revenue would have decreased by approximately $2.5 million.

We may not be able to compete effectively in those markets where overbuilding exists and future overbuilding in other markets where we operate our residences may adversely affect our operations.

Overbuilding in the late 1990s in the senior living industry reduced the occupancy rates of assisted living facilities and, in some cases, reduced the monthly rate that assisted living facilities were able to obtain for their services. This resulted in lower revenues for assisted living facilities during that time, which, combined with unsustainable levels of indebtedness, forced several assisted living facility operators into bankruptcy, including Historic ALC, which at the time was owned and operated by entities unrelated to Extendicare and our management. While we believe that overbuilt markets have stabilized, the effects of this period of overbuilding could affect our occupancy rates and resident fee rate levels in the future. In addition, another period of overbuilding could occur in the future.

If we fail to cultivate new or maintain existing relationships with physicians and others in the communities in which we operate, our occupancy rates may decrease.

Our ability to increase our overall occupancy rates, as well as the number of private pay residents in our communities, depends on our reputation in the communities we serve and our ability to successfully market to our target residents. A large part of our marketing and sales efforts is directed towards cultivating and maintaining relationships with key community organizations who work with seniors, physicians and other healthcare providers in the communities we serve, whose referral practices significantly affect the choices seniors make with respect to their long-term care needs. Community organizations, physicians and other healthcare providers referring residents to our facilities are not our employees and are free to refer to other providers. If we are unable to successfully cultivate and maintain strong relationships with these community organizations, physicians and other healthcare providers, our occupancy rates and revenue could decline, which could adversely affect our financial condition and results of operations.

Due to the dependency of our revenues on private pay sources, events which adversely affect the ability of seniors to afford our monthly resident fees could cause our occupancy rates, revenues and results of operations to decline.

Costs to seniors associated with independent and assisted living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid. Accordingly, in 2005 approximately 78.2% of our total revenues were derived from private pay sources consisting of income or assets of residents or their family members. Only seniors with income or assets meeting or exceeding the comparable median in the regions where our facilities are located typically can afford to pay our monthly resident fees. Economic downturns, changes in demographics or changes in social security payment levels could limit the ability of seniors to afford our resident fees. In addition, downturns in the housing markets could limit the ability of seniors to afford our resident fees as our customers frequently use the proceeds from the sale of their homes to cover the cost of our fees. If we are unable to retain or attract seniors with sufficient income, assets or other resources required to pay the fees associated with independent and assisted living services, our occupancy rates and revenues could decline, which could adversely affect our financial condition and results of operations.

Changes in the percentage of our residents that are private residents and, where applicable, Medicaid rates may significantly affect our profitability.

The sources and amounts of our assisted living facility resident revenues will be determined by a number of factors, including the mix of private versus Medicaid funded residents and, where applicable, Medicaid rates. Where residents pay privately, the income and assets of our residents and their family members can impact our private pay revenues. Economic downturns or changes in demographics could limit the ability of seniors to afford our daily resident fees. If we are unable to attract seniors with sufficient income, assets or other resources, our resident revenues and results of operations could decline. The differential in the Medicaid rate to market rate varies by state and by community; however, on average, for ALC, the differential was approximately $27 per day for the year ended December 31, 2005. Our goal is to minimize the number of our residents that rely on Medicaid to make payments to us, and, as part of our marketing strategy, we will at times maintain a unit’s availability for private pay residents. Our ability to maintain a unit’s availability for private pay residents only is, in some cases, restricted by applicable state laws and regulatory requirements imposed by agreements related to some of our facilities that were financed with tax exempt bonds. In such a case, if private pay demand is inadequate at such a facility, our occupancy rate and revenue at that facility would decrease. Furthermore, if changes in law were to require us to have a minimum percentage of Medicaid residents within our facilities above our current levels, our revenue and results of operations could be materially and adversely affected, especially in states with reimbursement levels below the cost of providing care and other services.

Changes or reductions in Medicaid rates may decrease our revenues.

Medicaid is an essential part of the health coverage in every state and is jointly financed by federal and state governments. Medicaid outlays are projected to approximate $322.0 billion in calendar year 2006 and account for nearly 16% of total national healthcare expenditures, and Medicaid is available in each of the states in which we operate to pay for the purchase of assisted living facility services. Although we aim to decrease the number of our residents that rely on Medicaid, in 2005, Medicaid payments comprised approximately $45 million, or 21.8%, of our total revenue and, as of December 31, 2005, Medicaid residents comprised approximately 29.2% of our entire resident population. Financial pressures on state budgets will directly impact the level of available Medicaid funding and hence the level of available funding for inflationary increases. A majority of states continue to face financial budgetary constraints as a result of rapidly increasing demand and therefore spending, offset by slow state revenue growth. Medicaid programs are often the first to be cut as they represent a significant portion of state budgets. In addition, the proposed 2006 federal budget included reforms of the Medicaid program to cut a total of $60.0 billion in projected Medicaid expenditure growth over 10 years. Congress scaled back the proposed reduction in the final version of the budget and the final enactment is a compromise establishing a Medicaid Commission authorized to make specific policy recommendations, while agreeing to defer Medicaid cuts during fiscal year 2006, and providing reconciliations instructions to Congress to make $10.0 billion in Medicaid reductions during fiscal years 2007 to 2011. If adopted at either the federal or the state level, legislative proposals to reduce the federal and state budget deficits by limiting Medicaid reimbursement in general could result in a decline in our revenue, which could adversely affect our financial condition and results of operations. For example, in 2005, a hypothetical one percent decrease in our average Medicaid rate could have resulted in a $0.5 million decrease in our revenues.

Termination of our resident agreements and vacancies in the living spaces we lease could adversely affect our revenues, earnings and occupancy levels.

State regulations governing assisted living facilities require written resident agreements with each resident. Several of these regulations also require that each resident have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, several of our assisted living resident agreements allow residents to terminate their agreements upon 0 to 30 days’ notice. Unlike typical apartment leasing or independent living arrangements that involve lease agreements with specified leasing periods of up to a year or longer, in many instances we cannot contract with our assisted living residents to stay in those living spaces for longer periods of time. If multiple residents terminate their resident agreements at or around the same time, our revenues and occupancy rates could decrease, which could adversely affect our financial condition and results of operations. In addition, because of the demographics of our typical residents, including age and health, resident turnover rates in our facilities are difficult to predict. As a result, the living spaces we lease may be unoccupied for a period of time, which could result in a decrease in our revenues.

Labor costs comprise a substantial portion of our operating expenses. An increase in wages, as a result of a shortage of qualified personnel or otherwise, could substantially increase our operating costs.

We compete for residence directors and nurses with other healthcare providers and with various industries for healthcare assistants and other employees. A national shortage of nurses and other trained personnel, a shortage of workers in some of the communities we serve, and general inflationary pressures have forced us to enhance our wage and benefits packages in order to compete for qualified personnel. According to a survey by the American Healthcare Association, or AHCA, issued in February 2003, there were over 96,000 vacant positions in the long-term care sector, of which 39,000 were professional nursing staff and the remainder certified nursing assistants, or CNAs, for skilled nursing facilities, and personal service assistants, or PSAs, for assisted living facilities. The survey reported that average turnover within the industry was 50% with a 36% turnover rate for professional staff and 71% turnover rate for CNAs. However, the report cited that these turnover and vacancy levels varied by state and location of the facility. Furthermore, the U.S. Labor Department reports that there will be a 1.0 million shortfall of professional nurses by 2010. In addition, a report by the North Carolina Medical Journal in March/April 2002, reported that between 2000 and 2010 there will be 874,000 more nursing workers needed in the senior living industry.

We attempt to limit the use of temporary help from staffing agencies to maintain a higher quality of care and to reduce costs. However, in order to supplement staffing levels, we periodically may be forced to utilize costly temporary help from staffing agencies, which results in premiums of 25% to 60%. For 2005, our temporary staffing usage was less than $50,000. In addition, we have been subject to additional costs associated with the increasing levels of reference checks and criminal background checks that we have performed on our hired staff to ensure that they are suitable for the functions they will perform within our facilities. Because labor costs represent such a substantial portion of our operating expenses, increases in wage rates could have a material adverse effect on our future operating results. A 3% increase in salaries and wages would increase operating expenses by approximately $2 million.

We operate in an industry that has an inherent risk of personal injury claims. If one or more claims are successfully made against us, our financial condition and results of operations could be materially and adversely affected.

The senior living industry has an inherent risk of liability and has experienced an increasing trend in the number and severity of personal injury claims and punitive settlements. Personal injury claims and lawsuits can result in significant legal defense costs, settlement amounts and awards. According to a report issued by AON Risk Consultants in March 2005 on long-term care operators, which primarily includes skilled nursing facilities but also includes assisted living facilities, general liability and professional liability costs were three times higher in 2004 as compared to 1996. This trend is a result of the increasing number of large judgments, including large punitive damage awards, against providers in recent years resulting in an increased awareness by plaintiff’s lawyers of potentially large recoveries. The states of Florida, Arkansas and Mississippi are the states where the largest general and professional liability costs are being incurred; however, the states of Texas, Arizona, California, Georgia and Alabama are showing similar signs. The AON Risk Consultants report the average cost of a claim in Florida in 2004 was approximately three times higher than most of the rest of the United States. In addition, Florida healthcare providers experienced approximately three times the number of claims that were experienced by providers in most other states. In some states, state law may prohibit or limit insurance coverage for the risk of punitive damages arising from professional liability and general liability or litigation. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. Our expense related to such claims in 2005 was approximately $750,000 but this may not be indicative of future or unasserted claims.

We insure against general and professional liability risks with affiliated and unaffiliated insurance companies with levels of coverage and self-insured retention levels that we believe are adequate based on the nature and risk of our business, historical experience and industry standards. We are responsible for the costs of claims up to a self-insured limit determined by individual policies and subject to aggregate limits. We accrue based upon an actuarial projection of future self-insured liabilities, and have an independent actuary review our claims experience and attest to the adequacy of our accrual on an annual basis. As of December 31, 2005, we had provided for $1.3 million in accruals for known or potential general and professional liability claims. We may need to increase our accruals as a result of future actuarial reviews and claims that may develop. Claims in excess of our insurance may, however, be asserted and claims against us may not be covered by our insurance policies. If a lawsuit or claim arises that ultimately results in an uninsured loss or a loss in excess of insured limits, our financial condition and results of operation could be materially and adversely affected. Furthermore, claims against us, regardless of their merit or eventual outcome, could have a negative affect on our reputation and our ability to attract residents and our management could be required to devote time to matters unrelated to the day-to-day operation of our business.

We self-insure a portion of our workers compensation, health and dental and certain other risks.

We primarily insure against workers compensation risks with third-party insurers with levels of coverage and self-insured retention levels that we believe are adequate based upon the nature and risk of the business, historical experience and industry standards. We are therefore responsible for the costs of claims up to the self-insured limits determined by the policy. Our workers compensation self insurance program expense was $3.7 million in 2005.

In addition, for the majority of our employees, we self-insure our health and dental coverage. Our costs related to our self-insurance are a direct result of claims incurred, some of which are not within our control and, although we employ risk management personnel to maintain safe workplaces and to manage workers compensation claims, and we use a third-party provider to manage our health claims, any materially adverse claim experience could have an adverse affect on our business. Our health and dental self insurance program expense was $4.1 million in 2005.

Certain of our facilities are located in areas that may be subject to flooding or susceptible to hurricanes and tornadoes. Although we retain property and business interruption insurance, in certain locations, our facilities are not fully insured for flood damage and we may not fully recover all losses sustained in the case of flooding, hurricanes, tornadoes or other incidents. In 2005, we incurred approximately $0.5 million in property damages and business interruption losses at three locations as a result of hurricane Rita, and are seeking partial compensation for this incident. If we were to incur significant losses as a result of flooding, hurricanes, tornadoes, or other natural disasters or incidents, our financial condition and results of operations could be adversely affected.

We conduct our assisted living business in a regulated industry and our failure to comply with laws and government regulation could lead to fines and penalties.

Our assisted living facilities are generally subject to regulation and laws by federal, state and local health and social service agencies, and other regulatory bodies. Although less burdensome and punitive than the federal survey process conducted for nursing facilities, we are heavily regulated by state-specific regulations. The regulatory requirements for assisted living facility licensure and participation in Medicaid generally prescribe standards relating to the provision of services, resident rights, qualification and level of staffing, employee training, administration and supervision of medication needs for the residents, and the physical environment and administration. The regulatory environment surrounding the senior living industry continues to evolve and intensify in the amount and type of laws and regulations affecting it, many of which vary from state to state.

In several of the states in which we operate or may operate, we are prohibited from providing certain higher levels of senior care services without first obtaining the appropriate licenses. Furthermore, federal, state and local officials are increasingly focusing their efforts on enforcement of these laws, particularly with respect to large for-profit, multi-facility providers like us. These requirements, and the increased enforcement thereof, could affect our ability to expand into new markets, to expand our services and facilities in existing markets and, if any of our presently licensed facilities were to operate outside of its licensing authority, may subject us to penalties including closure of the facility. Future regulatory developments as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials could cause our operations to suffer. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the enforcement of existing rules, our earnings and operations could be adversely affected.

Assisted living facilities are subject to periodic unannounced surveys by state and other local government agencies to assess and assure compliance with the respective regulatory requirements. Surveys can also occur following a state’s receipt of a complaint regarding a facility. If our assisted living facilities were cited for alleged deficiencies by the respective state or other agencies, we would be required to implement a plan of correction within a prescribed timeframe. Upon notification or receipt of a deficiency report, our regional and corporate teams assist the assisted living facility to develop, implement and submit an appropriate corrective action plan. Most state citations and deficiencies are resolved through the submission of a plan of correction which is reviewed and approved by the state agency. In some instances, the survey team will conduct a re-visit to validate substantial compliance with the state rules and regulations.

If we do not comply with applicable laws and regulations, then we could be subject to liabilities, including criminal and civil penalties and exclusion of one or more of our facilities from participation in Medicaid and state healthcare programs. If one of our facilities were to lose its certification under the Medicaid program, it would have to cease future admissions and displace residents funded by the programs from the facility. In order to become re-certified, a facility must rectify all identified deficiencies and, over a specified period of time, pass a survey conducted by representatives of the respective program through demonstrated care and operations for residents in the facility. Until the appropriate agency has verified through the “reasonable assurance” process that the facility can achieve and maintain substantial compliance with all applicable participation requirements, the facility will not be admitted back into Medicaid programs. Re-certification requires considerable staff resources. Like other assisted living facilities, we have received notices of deficiencies from time to time in the ordinary course of business. However, none of the facilities in our portfolio have been de-certified since they were acquired by Extendicare or, to our knowledge, prior to such time.

Compliance with the Americans with Disabilities Act, Fair Housing Act and fire, safety and other regulations may require us to make unanticipated expenditures which could increase our costs and therefore adversely affect our earnings and financial condition.

All of our facilities are required to comply with the Americans with Disabilities Act, or ADA. The ADA has separate compliance requirements for “public accommodations” and “commercial properties,” but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of government fines or an award of damages to private litigants.

We must also comply with the Fair Housing Act, which prohibits us from discriminating against individuals on certain bases in any of our practices if it would cause such individuals to face barriers in gaining residency in any of our facilities. Additionally, the Fair Housing Act and other state laws require that we advertise our services in such a way that we promote diversity. We may be required, among other things, to change our marketing techniques to comply with these requirements.

In addition, we are required to operate our facilities in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. Like other healthcare facilities, senior living facilities are subject to periodic survey or inspection by governmental authorities to assess and assure compliance with regulatory requirements. Surveys occur on a regular (often annual or biannual) schedule, and special surveys may result from a specific complaint filed by a resident, a family member or one of our competitors. We may be required to make substantial capital expenditures to comply with those requirements.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

As a result of our participation in the Medicaid programs, we are subject to various governmental reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Private pay sources also reserve the right to conduct audits. An adverse review, audit or investigation could result in:

•	refunding amounts we have been paid pursuant to the Medicaid programs or from private payors;

•	state or federal agencies imposing fines, penalties and other sanctions on us;

•	loss of our right to participate in the Medicaid programs or one or more private payor networks; or

•	damages to our reputation in various markets.

Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies. The focus of these investigations includes:

•	cost reporting and billing practices;

•	quality of care;

•	financial relationships with referral sources; and

•	medical necessity of services provided.

We also are subject to potential lawsuits under a federal whistleblower statute designed to combat fraud and abuse in the healthcare industry. These lawsuits can involve significant monetary and award bounties to private plaintiffs who successfully bring these suits.

Failure to comply with environmental laws, including laws regarding the management of infectious medical waste, could materially and adversely affect our financial condition and results of operations.

Our operations are subject to regulation under various federal, state and local environmental laws, including those relating to:

•	the handling, storage, transportation, treatment and disposal of medical waste products generated at our facilities;

•	identification and warning of the presence of asbestos-containing materials in buildings, as well as removal of such materials;

•	the presence of other substances in the indoor environment; and

•	protection of the environment and natural resources in connection with development or construction of our properties.

Some of our facilities generate infectious or other hazardous medical waste due to the illness or physical condition of the residents. Each of our facilities has an agreement with a waste management company for the proper disposal of all infectious medical waste, but the use of such waste management companies does not immunize us from alleged violations of such laws, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed.

Federal regulations require building owners and those exercising control over a building’s management to identify and warn their employees and certain other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building’s management may be subject to an increased risk of personal injury lawsuits. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. These laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.

The presence of mold, lead based paint, contaminants in drinking water, radon or other substances at any of the facilities we own or may acquire may lead to the incurrence of costs for remediation, mitigation or the implementation of an operations and maintenance plan and may result in third-party litigation for personal injury or property damage. Furthermore, in some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a facility to retain or attract residents and could adversely affect a facility’s market value.

If we fail to comply with environmental laws, we would face increased expenditures both in terms of fines and remediation of the underlying problems, potential litigation relating to exposure to these materials, and potential decrease in value to our business.

Changes in the environmental regulatory framework also could have a material adverse effect on our business. In addition, because environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our facilities.

Failure to comply with laws governing the transmission and privacy of health information could materially and adversely affect our financial condition and results of operations.

We are subject to state laws to protect the confidentiality of our resident’s health information. In addition, we are subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, in 70 of our facilities in five states where we electronically invoice the state’s Medicaid program. HIPAA requires us to comply with standards relating to the privacy of protected health information, the exchange of health information within our company and with third parties and to protect the confidentiality and security of protected electronic health information. Our ability to comply with the transaction and security standards of HIPAA is, in part, dependent upon third parties, such as the state that provides us the software to electronically invoice and other fiscal intermediaries and state program payors. If we do not comply with the HIPAA standards or state laws, we could be subject to civil sanctions, which could materially and adversely affect our financial condition and results of operations.

State efforts to regulate the construction or expansion of healthcare providers could impair our ability to expand through construction and redevelopment.

Most of the states in which we currently operate have adopted laws to regulate the expansion of nursing facilities, although currently the restrictions on assisted living facilities are significantly less. Certificate of need laws applicable to skilled nursing facilities generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of the physical plant changes or the incurrence of capital expenditures exceeding a prescribed amount. Some states also prohibit, restrict or delay the issuance of certificates of need.

Several states have established similar certificate of need processes to regulate the expansion of assisted living facilities. If states implement certificate of need or other similar requirements for assisted living facilities, our failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals could adversely affect our ability to expand and, accordingly, to increase our revenues and earnings.

We may make acquisitions that could subject us to a number of operating risks.

Our future growth depends in part on our selective acquisition of additional assisted living facilities and the expansion of existing facilities. We may be unable to identify suitable targets for acquisition or expansion or make acquisitions or expansions at favorable prices or on favorable terms. If we identify a suitable acquisition candidate, our ability to successfully implement the acquisition would depend on a variety of factors, including our ability to obtain financing on acceptable terms and requisite government approvals.

Furthermore, acquisitions involve risks, including those associated with:

•	integrating the operations, financial reporting, technologies and personnel of acquired facilities;

•	managing geographically dispersed operations;

•	the diversion of management’s attention from other business concerns;

•	the inherent risks in entering markets in which we have either limited or no direct experience; and

•	the potential loss of key employees of acquired facilities.

We may not be able to successfully integrate any facilities that we acquire in the future and may not be able to achieve anticipated revenue and cost benefits. Acquisitions and expansions may be expensive, time consuming and may strain our resources. Acquisitions and expansions may not be accretive to our earnings and may negatively impact our results of operations as a result of, among other things, the incurrence of debt, one-time write-offs of goodwill and amortization expenses of other intangible assets. In addition, future acquisitions that we may pursue could result in dilutive issuances of equity securities.

Competition for the acquisition of strategic assets from buyers with lower costs of capital than us or that have lower return expectations than we do could limit our ability to compete for strategic acquisitions and therefore to grow our business effectively.

Several real estate investment trusts, or REITs, have similar asset acquisition objectives as we do, as well as greater financial resources and lower costs of capital than we are able to obtain. This may increase competition for acquisitions that would be suitable to us, making it more difficult for us to compete and successfully implement our growth strategy. There is significant competition among potential acquirers in the senior living industry, including REITs, and we may not be able to successfully implement our growth strategy or complete acquisitions as a result of competition from REITs, which could limit our ability to grow our business effectively.

Certain members of our senior management team are new to their current positions, and they may not be able to operate our business effectively.

In connection with our separation from Extendicare, Laurie A. Bebo, who previously served as our President and Chief Operations Officer, will be appointed our new President and Chief Executive Officer. Our success depends, in part, upon the contributions of our senior management and key employees. Therefore, losing the services of one or more members of our senior management or our key employees could adversely affect our operations. If our management team is not able to develop and implement an effective business strategy to optimize and grow our current business, our operations and results of operations could be adversely affected.

Costs associated with capital improvements could adversely affect our profitability.

Growth or maintenance of our existing revenues depends in part on consistent investment in our assisted living facilities, and we expect to continue to make substantial capital improvements in our assisted living facilities. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements, including:

•	availability of financing on favorable terms;

•	increases in the cost of construction materials and labor;

•	additional land acquisition costs;

•	litigation, accidents or natural disasters affecting construction;

•	national or regional economic changes;

•	environmental or hazardous conditions; and

•	undetected soil or land conditions.

The amount of capital expenditures can vary significantly from year to year. In addition, actual costs could vary materially from our estimates if the factors listed above and our assumptions about the quality of materials or workmanship required or the cost of financing such construction were to change. Construction also is subject to governmental permitting processes which, if changed, could materially affect the ultimate cost. We generally plan to spend $750 to $1,000 per unit on capital improvements each year.

Risk Relating to Our Indebtedness and Lease Arrangements

Our new credit facilities and existing mortgage loans contain covenants that restrict our operations and any default under such facilities or loans could result in the acceleration of indebtedness or cross-defaults, any of which would negatively impact our liquidity and inhibit our ability to grow our business and increase revenues.

Immediately after our separation from Extendicare, we expect to have approximately $92.6 million of outstanding indebtedness bearing interest at a weighted average rate of 6.3%. Over the next five years, based upon our current debt, we expect our annual debt service requirements to be approximately $8.8 million in 2006, $8.8 million in 2007, $31.6 million in 2008, $23.8 million in 2009 and $23.1 million in 2010. We plan to arrange a new line of credit that may restrict our overall leverage, require compliance with financial operating ratios such as EBITDA and EBITDAR to debt service, and contain cross-default provisions. These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenues. If we fail to comply with any of these requirements, then the related indebtedness could become immediately due and payable. We may not be able to pay this debt if it became due, which could result in a default on our indebtedness.

Furthermore, in some cases, indebtedness is secured by both a mortgage on a facility (or facilities) and a guaranty by us. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable, and requiring us to fulfill our obligations to make such payments. The realization of any of these scenarios would have an adverse effect on our financial condition and capital structure. Additionally, a foreclosure on any of our properties could cause us to recognize taxable income, even if we did not receive any cash proceeds in connection with such foreclosure. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could negatively impact our earnings. Further, because our mortgages and leases generally contain cross-default and cross-collateralization provisions, a default by us related to one facility could affect a significant number of facilities and their corresponding financing arrangements and leases.

If we do not comply with the requirements prescribed within our leases or debt agreements pertaining to Revenue Bonds, we would be subject to financial penalties.

In connection with the construction or lease of some of our facilities, we or our landlord issued federal income tax exempt revenue bonds guaranteed by the states in which they were issued. Under the terms of the debt agreements relating to these bonds, we are required, among other things, to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. This condition is required in order to preserve the federal income tax exempt status of the bonds during the term they are held by the bondholders. There are additional requirements as to the age and physical condition of the residents with which we must also comply. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs to us. For revenue bonds issued pursuant to our lease agreements, an event of default would result in a default of the terms of the lease. Any default under a revenue bond could adversely affect our financial condition and results of operations.

If we do not comply with terms of the leases related to certain of our assisted living facilities, or if we fail to maintain the facilities, we could be faced with financial penalties and/or the termination of the lease related to the facility.

Exclusive of the 14 assisted living facilities that we lease on an interim basis from EHSI, we currently lease 55 assisted living facilities from several landlords, and we have annual operating lease commitments that range from approximately $13.2 million to $13.6 million between 2006 and 2010. Certain of our leases require us to maintain a standard of property appearance and maintenance, operating performance and insurance requirements. Certain of the leases require us to provide the landlord with our financial records and grant the landlord the right to inspect the facilities. Failure to meet the conditions of any particular lease could result in a default under such lease, which could lead to the loss of the right to operate on the premises, and financial and other costs.

Our indebtedness and long-term leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy.

Immediately after our separation from Extendicare, we expect to have approximately $91.9 million of outstanding indebtedness bearing interest at a weighted-average rate of 6.3%. Over the next five years, based upon our current debt, we expect our annual debt service requirements to be approximately $8.8 million in 2006, $8.8 million in 2007, $31.6 million in 2008, $23.8 million in 2009 and $23.1 million in 2010. Based upon our current lease arrangements, we expect our annual operating lease commitments to range from approximately $13.2 million to $13.6 million between 2006 and 2010. Our level of indebtedness and our long-term leases could adversely affect our future operations or impact our stockholders for several reasons, including, without limitation:

•	we may have little or no cash flow apart from cash flow that is dedicated to the payment of any interest, principal or amortization required with respect to outstanding indebtedness and lease payments with respect to our long-term leases;

•	increases in our outstanding indebtedness, leverage and long-term leases will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure;

•	increases in our outstanding indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes; and

•	our ability to satisfy our obligations with respect to holders of our capital stock may be limited.

Our ability to make payments of principal and interest on our indebtedness and to make lease payments on our leases depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditures or delay or abandon desirable acquisitions. Such measures might not be sufficient to enable us to service our debt or to make lease payments on our leases. The failure to make required payments on our debt or leases or the delay or abandonment of our planned growth strategy could result in an adverse effect on our future ability to generate revenues and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms to us.

Increases in market interest rates could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.

Prior to our separation from Extendicare, we plan to arrange a line of credit that will be subject to variable interest rates. Any unhedged floating-rate debt incurred in the future, exposes us to interest rate risk. Therefore, increases in prevailing interest rates could increase our payment obligations which would negatively impact our liquidity and earnings.

Risk Relating to Our Relationship with Extendicare

Conflicts of interest may arise between us and Extendicare that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest may arise between us and Extendicare in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest between us and Extendicare could arise include, but are not limited to, the following:

•	identification and segregation of corporate records and documents; and

•	segregation, coordination and transfer of work assignments within certain corporate functions that conducted duties for both the assisted living and other Extendicare operations.

Stock ownership of our directors.  Ownership interests of our directors in Extendicare could create, or appear to create, conflicts of interest when directors are faced with decisions that could have different implications for us and Extendicare. None of our directors will own (or be associated with) more than 1% of the outstanding Extendicare REIT units, other than Mr. Hennigar, who is a member of the Jodrey family. In addition, one of our director nominees, Mr. Rhinelander, the current chief executive officer of Extendicare Inc., will serve as both a director of us and a trustee of Extendicare REIT following the separation. For example, these decisions could relate to:

•	the nature, quality and cost of transitional services rendered to us by Extendicare;

•	competition for potential acquisition or other business opportunities; or

•	employee retention or recruiting.

Our intercompany agreements were negotiated when we were a subsidiary of Extendicare.  Prior to our separation from Extendicare, we will enter into a number of agreements pursuant to which Extendicare will provide to us certain services, including payroll and benefits processing for all of our employees, hosting services for certain of our software applications and purchasing services, for which we will reimburse Extendicare at the rates set forth in those agreements, which are intended to reflect market rates. We will also enter into a separation agreement with Extendicare, which will cover other matters such as the allocation of responsibility for certain liabilities pre-existing our separation from Extendicare. In addition, we will enter into a tax allocation agreement that covers the allocation of taxes related to the exchange and other matters. The terms of these agreements were established while we were a wholly owned subsidiary of Extendicare and, therefore, may not reflect arms’ length negotiations. In addition, conflicts could arise in the interpretation or any extension or renegotiation of the foregoing agreements after the separation.

Intercompany transactions.  From time to time, Extendicare or its affiliates may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of the transacting entities and, when appropriate, subject to the approval of the independent directors on our Board or a committee of disinterested directors, the terms of any such transactions may not be as favorable to us or our subsidiaries or affiliates as would be the case where the parties were completely at arms’ length.

If Extendicare engages in the same type of business we conduct or takes advantage of business opportunities that might be attractive to us, our ability to successfully operate and expand our business may be hampered.

Extendicare will not be prohibited from entering the assisted living business in the United States pursuant to any of the agreements between us and Extendicare, nor will there exist any corporate mechanism to address potential business opportunities between Extendicare and us. If Extendicare were to enter the assisted living business in the United States, it could use the knowledge that it has gained through its ownership of us to its advantage, which could negatively affect our ability to compete.

Risks Related to Our Class A Common Stock and the Exchange

There is no existing market for our Class A common stock and a trading market that will provide you with adequate liquidity may not develop for the Class A common stock, and you could lose all or part of your investment.

Prior to the Exchange, there has been no public market for our Class A common stock. However, we intend to have ALC’s Class A common stock listed on the New York Stock Exchange under the symbol “ALC.” We anticipate that trading will commence on a when-issued basis on or shortly before the Exchange date, which will occur on the same day as the completion of the Plan of Arrangement. On the first trading day following the Exchange date, when-issued trading in respect of the Class A common stock will end and regular way trading will begin. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our Class A common stock on the NYSE or otherwise. If an active trading market does not develop, you may have difficulty selling any of your shares of Class A common stock or receiving a price when you sell your shares of Class A common stock that will be favorable.

We cannot predict the prices at which our Class A common stock may trade after the separation.

The market price of our Class A common stock may decline below the initial price on the Exchange date. The market price of our Class A common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of Extendicare’s shareholders, causing them to sell our shares after the separation;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our Class A common stock after the Exchange or changes in financial estimates by analysts;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

In particular, the realization of any of the risks described in these “Risk Factors” could have a significant and adverse impact on the market price of our Class A common stock. In addition, the stock market in general has experienced extreme price and volume volatility that has often been unrelated to the operating performance of particular companies. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

Substantial sales of our Class A common stock following the Exchange may have an adverse impact on the trading price of our Class A common stock.

Extendicare expects that under the United States federal securities laws and Canadian provincial securities laws, all of our shares of Class A common stock may be resold immediately in the public market, except for any shares held by our affiliates or control persons.

Some of the holders of Extendicare Subordinate Voting Shares who receive our shares of Class A common stock may decide that their investment objectives do not include ownership of shares in a U.S. assisted living facility company, and may sell their shares of Class A common stock following the Exchange. In addition, holders of our Class B common stock may convert those shares into shares of our Class A common stock, on the basis of 1.075 shares of Class A common stock for each share of Class B common stock, which would increase the number of shares of Class A common stock available to be sold on the open market. We cannot predict whether shareholders will resell large numbers of our shares of Class A common stock in the public market following the Exchange or how quickly they may resell these shares. If our shareholders sell large numbers of our shares of Class A common stock over a short period of time, or if investors anticipate large sales of our shares of Class A common stock over a short period of time, this could adversely affect the trading price of our shares of Class A common stock.

Our corporate governance documents may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

Our amended and restated articles of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include the following:

•	the authority of our Board of Directors to issue shares of preferred stock and to determine the price, rights, preferences, and privileges of these shares, without stockholder approval;

•	all stockholder actions must be effected at a duly called meeting of stockholders or by the unanimous written consent of stockholders, unless such action or proposal is first approved by our Board of Directors;

•	special meetings of the stockholders may be called only by our Board of Directors;

•	stockholders are required to give advance notice of business to be proposed at a meeting of stockholders; and

•	cumulative voting is not allowed in the election of our directors.

These provisions of our amended and restated articles of incorporation and bylaws could prohibit or delay mergers or other takeover or change of control of our company and may discourage attempts by other companies to acquire us, even if such a transaction would be beneficial to our stockholders. See “Description of our Capital Stock” for a more detailed description of the rights and privileges of our common stock.

A significant stockholder will control the direction of our business. The concentrated ownership of our common stock after the Exchange will make it difficult for holders of our Class A common stock to influence significant corporate decisions.

Based on information known to Extendicare regarding the ownership of its Subordinate and Multiple Voting Shares through June 30, 2006, following the completion of the Exchange, Scotia Investments Limited, which is owned directly or indirectly by members of the Jodrey family, will own approximately 64.5% of the outstanding shares of our Class B common stock (which represents approximately 43.3% of the total voting power of our common stock). Accordingly, Scotia Investments Limited generally will have the ability to strongly influence or effectively control all matters requiring stockholder approval, including the nomination and election of directors, the determination, without the consent of our other stockholders, of the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Our chairman nominee, Mr. Hennigar, is a member of the Jodrey family. In addition, the disproportionate voting rights of the Class B common stock relative to the Class A common stock may make us a less attractive takeover target. See “Security Ownership of Certain Beneficial Owners and Management” for a description of certain of our expected shareholders.

We are required to comply with Section 404 of the Sarbanes Oxley Act of 2002, or SOX, which involves an in-depth evaluation of our internal controls and compliance with the reporting requirements mandated for non-accelerated filers by December 31, 2007 (or later if proposed SEC rules are implemented).

To comply with Section 404, we will be required to conduct a thorough assessment of the effectiveness of our internal control structure and procedures for financial reporting to ascertain whether those controls are sufficient to prevent a material misstatement of our financial statements. The current requirements of Section 404 are extensive and will involve considerable internal resources and the use of external consultants. We have a combination of newer self-developed and legacy accounting systems requiring additional internal resources to ensure proper controls are in place. Certain of our financial systems are also reaching capacity limitations that may limit our ability to grow, and will require implementation of new systems within the next 12 to 18 months. Furthermore, following our separation from Extendicare, subsidiaries of Extendicare will provide certain transitional services to us, including services related to information technology, payroll and benefits processing and reimbursement functions, which means that we will be reliant on the adequacy of Extendicare’s internal controls with respect to those functions. When we undertake responsibility to process payroll and benefits for ourselves, or host our hardware and software internally, such undertaking will require additional resources and be implemented and tested to meet proper internal controls standards. Although we are on schedule with our Section 404 assessment, we may uncover material internal control weaknesses that will require disclosure in our SEC filings or additional resources to rectify the deficiencies identified. The existence of one or more material weaknesses, management’s conclusion that its internal controls over financial reporting are not effective, or the inability of our auditors to express an opinion or attest that our management’s report is fairly stated, could result in a loss of investor confidence in our financial reports, adversely affect our stock price or subject us to sanctions or investigations by regulatory authorities.

We have not operated as a separate publicly-traded company and our historical financial information is not necessarily representative of the results we would have achieved as a separate publicly-traded company and may not be a reliable indicator of our future results.

We are being separated from Extendicare, our parent company, and we have not operated as a separate publicly-traded company under our current management and therefore an evaluation of our prospects is difficult to make. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations. Furthermore, our assets and liabilities are different from the assets and liabilities that are reflected in our historical combined financial statements. Therefore, the historical combined financial information included in this Information Statement do not reflect the financial condition, results of operations or cash flows we would have achieved as a separate publicly-traded company during the periods presented or those we will achieve in the future.

We could be liable for taxes imposed on Extendicare with respect to the distribution of our common stock.

Extendicare will be subject to U.S. Federal income tax on the disposition of our common stock. The amount of tax will depend on the fair market value of our common stock, which we expect to be determined by reference to the trading price of our Class A common stock after the separation. We cannot predict the price at which our Class A common stock will trade after the separation and also cannot predict the amount of tax that will be imposed on Extendicare with respect to the disposition of our common stock. Under U.S. Federal income tax law, we will be jointly and severally liable for any taxes imposed on Extendicare for the periods during which we were a member of its consolidated group, including any taxes imposed with respect to the disposition of our common stock. Under the Tax Allocation Agreement, Extendicare has agreed to indemnify us if we are held liable for any taxes imposed in connection with the disposition of common stock. Extendicare may not have sufficient assets, however, to satisfy any such liability, and we may not successfully recover from Extendicare any amounts for which we are held liable. Our liability for any taxes imposed on Extendicare could materially reduce the price of our common stock.

THE EXCHANGE

Reasons for the Separation

The Board of Directors of Extendicare regularly reviews the various businesses it conducts to ensure that resources are deployed and activities are pursued in the best interests of its shareholders. On February 22, 2006, Extendicare announced that its Board of Directors had appointed a special committee of independent members of its Board of Directors to consider various structures and options that would provide value to shareholders, including a sale or reorganization of all or part of the Extendicare businesses. On May 31, 2006 Extendicare announced that its special committee had recommended, and the Board of Directors had authorized, the separation of ALC from Extendicare and the simultaneous conversion of Extendicare into an unincorporated open-ended real estate investment trust established under the laws of Ontario, pursuant to a plan of arrangement (the “Plan of Arrangement”). The Board of Directors of Extendicare has determined that the separation of ALC from Extendicare and the conversion of Extendicare into an unincorporated open-ended real estate investment trust is in the best interests of Extendicare and its holders of Subordinate and Multiple Voting Shares, by providing opportunities and benefits to each company, including:

•	The separation will allow the independent management of each of Extendicare and us to focus its attention and its company’s financial resources on its respective distinct business and challenges and to lead each independent company to adopt strategies and pursue objectives that are appropriate to its respective business.

•	As a U.S. based company listed on the NYSE, ALC will have the opportunity to attract more U.S. investors, which should lead to greater investor awareness and a more liquid market for its Class A common stock. Extendicare Shares are currently primarily traded on the Toronto Stock Exchange, and may not have attracted a significant number of U.S. investors due to its lack of visibility in the United States and foreign exchange risk associated with Canadian operations.

•	Through the split of Extendicare’s skilled nursing and assisted living businesses, investors should be in a better position to value the two independent companies and to better evaluate the performance of each company against their industry peers.

•	ALC should have access to lower cost capital to fund acquisitions and growth.

The Plan of Arrangement, which is subject to the approval of the holders of Extendicare’s Subordinate and Multiple Voting Shares and by the Ontario Superior Court of Justice (Commercial List), is described below.

Arrangement Agreement

Overview

The Arrangement Agreement will set forth the arrangement regarding the conversion of Extendicare Inc. into an unincorporated open-ended real estate investment trust established under the laws of Ontario and our separation from Extendicare. The Arrangement Agreement includes a Plan of Arrangement, which sets forth the steps to be taken by the parties to the Arrangement Agreement to complete the Exchange. Pursuant to the Arrangement Agreement, Extendicare will be obligated to apply to the Ontario Superior Court of Justice (Commercial List) for an Interim Order providing for a meeting of Extendicare’s shareholders so that the holders of Extendicare Subordinate and Multiple Voting Shares may vote on whether to approve the Plan of Arrangement and any other matters set forth in the Circular. The Plan of Arrangement requires the approval of two-thirds of the vote of holders of Extendicare’s Subordinate Voting Shares and Multiple Voting Shares, voting separately as a class in person or by proxy. Extendicare is soliciting such proxies pursuant to the Circular and other proxy materials that it is distributing to its holders of Subordinate and Multiple Voting Shares (and not pursuant to this Information Statement). If the approval of the Plan of Arrangement is obtained from holders of Extendicare’s Subordinate and Multiple Voting Shares, and all other approvals required by the Interim Order are obtained, Extendicare will apply to the Ontario Superior Court of Justice (Commercial List) for a Final Order approving the Plan of Arrangement. Once the Final Order is obtained, and provided that all of the conditions referred to below have been satisfied or waived, Extendicare will file Articles of Arrangement, and such other documents as may be required under the Canadian Business Corporations Act (the “CBCA”), with the Director appointed under the CBCA to give effect to the Plan of Arrangement.

Plan of Arrangement

The Plan of Arrangement gives effect to the Exchange by providing for:

(1) the amendment of the articles of Extendicare to create an unlimited number of Extendicare Common Shares;

(2) the exchange of each Extendicare Subordinate Voting Share outstanding at the Effective Time (other than any such share in respect of which the registered holder has exercised dissent rights) by the holder thereof with Extendicare for (i) one Extendicare Common Share and (ii) one share of Class A common stock of ALC;

(3) the exchange of each Extendicare Multiple Voting Share outstanding at the Effective Time (other than any such share in respect of which the registered holder has exercised dissent rights) by the holder thereof with Extendicare for (i) 1.075 Extendicare Common Shares and (ii) one share of Class B common stock of ALC;

(4) the cancellation of all outstanding Extendicare Subordinate Voting Shares and Multiple Voting Shares; and

(5) the exchange of each Extendicare Common Share received pursuant to items (2) and (3) above for, ultimately, one unit of Extendicare REIT or, at the election of holders that are taxable Canadian residents, for one limited partnership unit of Extendicare Holding Partnership (which units of Extendicare Holding Partnership are exchangeable, subject to adjustment on the occurrence of certain specified events, at any time for units of Extendicare REIT on a 1:1 basis).

For purposes of this Information Statement, “taxable Canadian residents” means holders of Extendicare Common Shares that are not Excluded Shareholders. Excluded Shareholders, as more fully defined in the Circular, includes each of the following holders: (i) non-residents of Canada for purposes of the Canadian Income Tax Act, (ii) tax exempt shareholders, (iii) partnerships, (iv) holders that would acquire limited partnership units of Extendicare Holding Partnership as a tax shelter investment or (v) holders in which an interest itself is a tax shelter investment.

Shareholders that validly exercise dissent rights in connection with the transactions described above will be entitled to receive the fair value of their Extendicare Shares and will not receive any shares of ALC pursuant to the Plan of Arrangement. After the completion of the Plan of Arrangement, Extendicare will not own any shares of our capital stock, except to the extent that Extendicare shareholders validly dissent to the Plan of Arrangement, and shares of ALC common stock that would have been exchanged with them will be owned by Extendicare after the completion of the Exchange.

After the completion of the Plan of Arrangement, Extendicare Subordinate Voting Shares will be delisted from the New York Stock Exchange and the Toronto Stock Exchange, and Extendicare Multiple Voting Shares will be delisted from the Toronto Stock Exchange. Units of Extendicare REIT are expected to be listed on the Toronto Stock Exchange only.

Conditions and Termination

In addition to the requirement for shareholder approval, court approval and other conditions customary for a transaction of this nature, completion of the Plan of Arrangement will be conditional on:

•	all required consents and approvals being obtained and continuing in force without conditions or undertakings deemed unsatisfactory any party to the Arrangement Agreement;

•	no orders being in force enjoining consummation of the transactions;

•	no law being enacted which interferes or is inconsistent with the completion of the Arrangement;

•	holders of Subordinate Voting Shares and Multiple Voting shares holding more than 1.0% of the issued and outstanding shares not having validly exercised dissent rights;

•	holders of Subordinate Voting Shares and Multiple Voting Shares who immediately prior to the Effective Time are non-residents of Canada and who are to receive Extendicare REIT units not owning, immediately following closing of the Arrangement, in excess of 40% of all then outstanding units;

•	the Registration Statement (of which this Information Statement Forms a part) being declared effective by the SEC;

•	our obtaining conditional approval to list our Class A common stock on the NYSE and Extendicare REIT obtaining conditional approval to list its units on the Toronto Stock Exchange; and

•	our entering into the separation agreement and tax allocation agreement.

Each of the conditions can be waived at any time prior to the Effective Time by the applicable party in whose favor the condition exists.

By its terms, the Arrangement Agreement may be amended by the parties thereto or terminated without the approval of shareholders at any time prior to the Plan of Arrangement becoming effective pursuant to the provisions of the CBCA. In addition, the Arrangement Agreement will terminate if the transactions contemplated thereby have not occurred on or before December 31, 2006.

Manner of Effecting the Exchange

In order to effect the Exchange, Extendicare will deposit with the Exchange Agent all of the issued and outstanding capital stock of ALC. Prior to such deposit, we will reclassify our common stock as required to effect the Exchange. The Circular will contain more detailed instructions for the surrender of Extendicare Subordinate and Multiple Voting Shares and other procedures related to the Exchange.

Dissent Rights

Registered holders of Extendicare Subordinate or Multiple Voting Shares that validly exercise dissent rights in connection with the transactions described above will be entitled to receive the fair value of their Extendicare Shares and will not receive any shares of ALC pursuant to the Plan of Arrangement. After the Plan of Arrangement is completed, each holder of Extendicare Subordinate or Multiple Voting Shares exercising his or her dissent rights will no longer have any rights as a shareholder of Extendicare with respect to his or her shares, except for the right to receive payment of the judicially-determined fair value of his or her shares pursuant to Canadian law, if the shareholder has validly perfected and not withdrawn such right.

Results of the Separation and Exchange

We are currently a wholly owned subsidiary of Extendicare. After the completion of the Plan of Arrangement, we will be a separate publicly-traded company. Immediately following the completion of the Plan of Arrangement, we expect to have approximately 56.2 million shares of our Class A common stock outstanding and approximately 11.8 million shares of our Class B common stock outstanding, based on the number of Subordinate and Multiple Voting Shares of Extendicare outstanding as of June 30, 2006 (excluding Subordinate Voting Shares of Extendicare that underlie approximately 1.6 million outstanding options). The actual number of ALC shares to be distributed in the Exchange will be determined on the completion date of the Plan of Arrangement and will reflect the exercise of any Extendicare options between the date the Arrangement Agreement is signed and its completion.

We and Extendicare will be parties to a number of agreements that will govern our separation from Extendicare and our future relationship. For a more detailed description of these agreements, see “Our Separation from and Relationship with Extendicare After the Exchange.”

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Information Statement, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, but are not limited to, the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Extendicare, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. The risk factors discussed in “Risk Factors” beginning on page 14 set forth many of the risks and uncertainties that may cause actual results to differ from those expressed in the forward looking statements. There may be other risks and uncertainties that could have a similar impact. Therefore, you should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this Information Statement.

DIVIDEND POLICY

We presently do not intend to pay any dividends. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and contractual restrictions with respect to the payment of dividends.

CAPITALIZATION

The following table sets forth our capitalization (i) on an actual basis as of June 30, 2006 and (ii) on a pro forma basis as of June 30, 2006 as adjusted to give effect to:

•	the Exchange; and

•	the pro forma adjustments described in our unaudited pro forma condensed combined financial statements and the notes thereto, including the contribution to capital of debt due to Extendicare.

This table should be read in conjunction with “Selected Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes to our historical financial statements included elsewhere in this Information Statement.

	As of June 30, 2006
		Proforma
	Actual	As Adjusted
	(Unaudited)
	(In thousands)

Cash and cash equivalent	$4,317	$22,618

Long-term debt	$127,065	$89,291
Due to shareholder and affiliates:
Interest-bearing advances	32,718	—

Total debt	159,783	89,291
Total parent’s investment	209,350	—
Total shareholders’ equity(1)	—	312,746

Total capitalization	$369,133	$402,037

(1)	Total shareholders’ equity assumes that the number of shares of our Class A and Class B common stock outstanding is equal to the number of Extendicare Subordinate and Multiple Voting Shares outstanding as of June 30, 2006, respectively. As of June 30, 2006, the number of Extendicare shares outstanding were as follows:

Number of
Shares
Outstanding

Subordinate Voting Shares(*)	56,177,520
Multiple Voting Shares	11,778,433

(*)	Excludes 1,643,875 outstanding options to purchase Extendicare Subordinate Voting Shares as of June 30, 2006.

SELECTED COMBINED FINANCIAL DATA

The historical selected combined financial and other data have been prepared to include all of Extendicare’s assisted living business in the United States and are a combination of (i) assisted living facilities operated by EHSI prior to and after its acquisition of Historic ALC, which ranged from 36 facilities as of January 1, 2003 to 29 facilities as of March 31, 2006, (ii) 177 assisted living facilities operated by ALC since Extendicare completed the acquisition of Historic ALC on January 31, 2005 and (iii) two assisted living facilities that were constructed by EHSI during 2005 but were opened and operated by ALC. The historical selected combined financial and other operating data do not contain data related to certain assets that will be transferred to us in connection with our separation from Extendicare. In addition, the historical selected combined financial statements and other operating data include certain assets and operations that will not be transferred to us in connection with our separation from Extendicare. Please see our unaudited pro forma condensed combined financial statements and the notes thereto for a more detailed description of these transactions.

The historical selected combined financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited and interim unaudited financial statements and the accompanying notes thereto included elsewhere in this Information Statement. The combined statements of operations data for each of the three years in the three year period ended December 31, 2005, and the combined balance sheet data as of December 31, 2004 and 2005, are derived from the audited combined financial statements of ALC included elsewhere in this Information Statement, and should be read in conjunction with those combined financial statements and the accompanying notes. The combined statement of operations data set forth below for the six months ended June 30, 2005 and 2006, and the consolidated balance sheet data as of June 30, 2006, are derived from the unaudited combined financial statements of ALC included elsewhere in this Information Statement. The combined statements of operations for each of the two years in the period ended December 31, 2002, and the combined balance sheet data as of December 31, 2001, 2002 and 2003 and June 30, 2005 are derived from the unaudited combined financial statements of ALC, which are not included in this Information Statement. In management’s opinion, these unaudited combined financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the periods presented. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period.

The financial information presented below may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future.

	Six Months Ended
	June 30,		Year Ended December 31,
	2006(1)	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(Thousands of dollars, except operating data)

Income Statement Data:
Revenues	$113,774	$93,154	$204,949	$33,076	$31,177	$28,596	$26,813
Costs and expenses:
Operating	75,756	62,307	138,126	23,837	22,163	21,400	19,312
General and administrative	4,941	3,792	6,789	506	503	503	607
Lease costs	7,025	5,853	12,852	66	73	76	88
Depreciation and amortization	8,292	6,599	14,750	3,281	3,032	2,995	3,387
Interest expense, net	5,414	6,127	11,603	1,738	2,698	2,514	3,846
Transaction costs	2,300	—	—	—	—	—	—
Loss on early retirement of debt	—	—	—	647	—	—	—

	103,728	84,678	184,120	30,075	28,469	27,488	27,240

Income (loss) from continuing operations before income taxes	10,046	8,476	20,829	3,001	2,708	1,108	(427)

Net income (loss)	$4,142	$5,057	$12,342	$1,635	$1,067	$430	$(100)

Operating Data(2):
Number of facilities at end of period:
Owned(3)	153	152	155	31	33	35	35
Capital leases	5	5	5	—	—	—	—
Operating leases	50	51	51	1	1	1	1

Total owned and leased	208	208	211	32	34	36	36

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Thousands of dollars unless otherwise noted)

Available units at end of period	8,538	8,573	8,505	1,424	1,338	1,340	1,340
Average resident census (units occupied)	7,177	6,310	6,817	1,193	1,184	1,137	1,109
Average occupancy rate	84.3%	88.3%	87.9%	85.3%	88.4%	84.8%	82.5%
Percent of payor source of total revenue:
Private pay	79.0%	78.6%	78.2%	92.7%	94.1%	94.0%	94.6%
Medicaid	21.0	21.4%	21.8%	7.3%	5.9%	6.0%	5.4%
Balance Sheet Data (end of period):
Cash and cash equivalents	$4,317	$7,135	$6,439	$119	$225	$863	$3,144
Property and equipment	372,557	376,764	378,362	73,390	66,070	66,027	67,880
Total assets	415,365	424,220	420,697	84,622	77,574	78,127	81,996
Total debt	130,181	211,759	131,526	—	—	—	—
Parent’s investment	209,350	173,511	203,443	79,372	71,392	67,230	76,847

Notes:

(1)	All of the operating data, except for the number of facilities at the end of the period, are for continuing operations only. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of continuing operations.

(2)	Owned facilities includes 14 facilities that EHSI has agreed to sell to ALC and ALC agreed to purchase, subject only to the receipt of approval from local planning commission to the subdivision of the underlying property. We have leased these facilities from EHSI in the interim.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined statements of income of ALC for the year ended December 31, 2005 and the six months ended June 30, 2006 assume the separation from Extendicare was effective as of January 1, 2005. The following unaudited pro forma condensed combined balance sheets of ALC as of June 30, 2006 assume the separation from Extendicare was effective as of such date. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the acquisition of Historic ALC and the separation transactions on the historical financial information of ALC. The adjustments are described in the notes to the unaudited pro forma condensed combined statements of income and the unaudited pro forma condensed combined balance sheets, and principally include the results of our separation from Extendicare (which are described in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”). The significant adjustments made to the historical combined financial statements are:

•	the acquisition of Historic ALC by EHSI;

•	adjustments to remove data related to assets and liabilities that will not be transferred to us in connection with our separation from Extendicare, including (i) three assisted living facilities (168 units) that were closed in the three months ended March 31, 2006 and (ii) two free-standing assisted living facilities (141 units) and another 129 assisted living units that are contained in skilled nursing facilities that will be retained by EHSI;

•	the following capital contributions made by Extendicare or EHSI and related items:

•	a capital contribution in the amount of approximately $32.7 million by EHSI as settlement of the outstanding debt owed by ALC to EHSI and an additional $18.3 million cash contribution by EHSI;

•	a capital contribution in the amount of $10.0 million to our captive insurance subsidiary;

•	a capital contribution in the amount of approximately $4.0 million related to share investments in unrelated companies that are classified as short term investments, and an additional $0.2 million of share investments that are classified as long-term investments; and

•	a capital contribution in the amount of approximately $5.0 million to fund the purchase of an office building in Menomonee Falls, Wisconsin that will become our headquarters in 2007; and

•	the new employment contracts for corporate officers and the provision of certain contractual transitional services from Extendicare to us following the separation.

The unaudited pro forma combined financial statements reported below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined financial statements and the corresponding notes, and the unaudited interim combined financial statements and the corresponding notes included elsewhere in this information statement.

The pro forma combined financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of ALC that would have occurred had it operated as a separate, independent company during the periods presented. Actual results might have differed from pro forma results if ALC had operated independently. The pro forma combined financial information should not be relied upon as being indicative of ALC’s results of operations or financial condition had the transactions contemplated in connection with the acquisition of Historic ALC or the separation been completed on the dates assumed. The pro forma combined financial information also does not project the results of operations or financial position for any future period or date.

The pro forma combined financial statements do not reflect the additional costs of being a publicly listed company. Annual listing fees, audit fees, shareholder relations, board and other costs associated with being a publicly listed company are estimated at $1.7 million. In addition, there are other incremental general and administrative costs associated with the separation that cannot be defined and have not been reflected in the pro forma combined financial statements.

Assisted Living Concepts, Inc.

Pro Forma Condensed Combined Statement of Income
Year Ended December 31, 2005

					Assisted
					Living
	Assisted				Concepts, Inc.
	Living	Pro Forma			(Pro Forma,
	Concepts, Inc.	Adjustments	Notes		As Adjusted)
	(Unaudited)
	(Dollars in thousands)

REVENUES	$204,949	$15,102		(A)	$214,344
		(5,707)		(B)
COSTS AND EXPENSES:
Operating	138,126	11,078		(A)	144,633
		(4,571)		(B)
General and administrative	6,789	1,163		(A)	9,247
		1,295		(I)
Lease costs	12,852	1,365		(A)	14,214
		(3)		(B)
Depreciation and amortization	14,750	945		(A)	14,927
		(768)		(B)
Interest expense, net	11,603	820		(A)	8,143
		(90)		(B)
		(1,213)		(C)
		(911)		(F)
		(2,066)		(K)

	184,120	7,044			191,164

Income from continuing operations before income taxes	20,829	2,351			23,180
Income tax expense	8,119	718		(D)	8,837

Net income from continuing operations	12,710	1,633			14,343
Loss from discontinued operations before income taxes	(692)	692		(B)	—
Income tax benefit on discontinued operations	(324)	324		(D)	—

Net loss from discontinued operations	(368)	368			—

NET EARNINGS	$12,342	$2,001			$14,343

Basic income per common share					$0.21

Diluted income per common share					$0.20

Weighted average common shares outstanding:
Basic				(J)	69,600

Diluted				(J)	70,483

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Assisted Living Concepts, Inc.

Pro Forma Condensed Combined Statement of Income
Six Months Ended June 30, 2006

					Assisted
					Living
	Assisted				Concepts, Inc.
	Living	Pro Forma			(Pro Forma,
	Concepts, Inc.	Adjustments	Notes		As Adjusted)
	(Unaudited)
	(Dollars in thousands)

REVENUES	$113,774	$(2,752)		(B)	$111,022
COSTS AND EXPENSES:
Operating	75,756	(2,416)		(B)	73,340
General and administrative	4,941	550		(I)	5,491
Lease costs	7,025	(2)		(B)	7,023
Depreciation and amortization	8,292	(371)		(B)	7,921
Interest expense, net	5,414	(15)		(B)	2,821
		(95)		(C)
		(1,212)		(F)
		(1,271)		(K)
Transaction costs	2,300	—			2,300

	103,728	(4,832)			98,896

Income from continuing operations before income taxes	10,046	2,080			12,126
Income tax expense	4,631	818		(D)	5,449

Net income from continuing operations	5,415	1,262			6,677
Loss from discontinued operations before income taxes	(2,100)	2,100		(B)	—
Income tax benefit on discontinued operations	(827)	827		(D)	—

Net loss from discontinued operations	(1,273)	1,273			—

NET EARNINGS	$4,142	$2,535			$6,677

Basic income per common share					$0.10

Diluted income per common share					$0.09

Weighted average common shares outstanding:
Basic				(J)	69,600

Diluted				(J)	70,483

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Assisted Living Concepts, Inc.

Pro Forma Condensed Combined Balance Sheet
As of June 30, 2006

					Assisted
					Living
	Assisted				Concepts, Inc.
	Living	Pro Forma			(Pro Forma,
	Concepts, Inc.	Adjustments	Notes		As Adjusted)
	(Unaudited)
	(Dollars in thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$4,317	$3		(B)	$22,618
		18,298		(F)
Accounts receivable, less allowances	4,488	(109)		(B)	4,379
Supplies, prepaid expenses and other current assets	5,175	(79)		(B)	5,096
Deferred state income taxes	470	—			470
Short-term investments	—	3,997		(G)	3,997
Due from shareholder and affiliates:
Deferred federal income taxes	—	—			—
Other	1,714	—			1,714

Total current assets	16,164	22,110			38,274
Property and equipment, net	372,557	(3,283)		(B)	374,274
		5,000		(L)
Goodwill and other intangible assets, net	18,894	(275)		(M)	18,619
Other assets	7,750	10,000		(E)	16,160
		(1,754)		(B)
		164		(H)

Total Assets	$415,365	$31,962			$447,327

LIABILITIES AND PARENT’S INVESTMENT (SHAREHOLDERS’ EQUITY)
Current Liabilities:
Accounts payable	$3,994	$(85)		(B)	$3,909
Accrued liabilities	22,014	(200)		(B)	21,814
Accrued state income taxes	971	—			971
Current maturities of long-term debt	3,116	(483)		(K)	2,633
Due from shareholder and affiliates:
Accrued federal income taxes	3,062	—			3,062
Deferred federal income taxes	114	—			114
Current portion of accrual for self-insured liabilities	300	—			300

Total current liabilities	33,571	(768)			32,803
Accrual for self-insured liabilities	1,145	—			1,145
Long-term debt	127,065	(37,773)		(K)	89,292
Deferred state income taxes	734	(153)		(N)	473
		(108)		(O)
Other long-term liabilities	7,681	(175)		(B)	7,506
Due to shareholder and affiliates:
Deferred federal income taxes	3,101	(1,068)		(N)	1,272
		(761)		(O)
Interest-bearing advances	32,718	(32,718)		(F)	—

Total liabilities	206,015	(73,524)			132,491

Parent’s investment	209,350	(4,762)		(B)	—
		10,000		(E)
		32,718		(F)
		3,997		(G)
		164		(H)
		5,000		(L)
		38,256		(K)
		(275)		(M)
		18,298		(F)
		1,221		(N)
		869		(O)
		(314,836)		(P)
Shareholders’ Equity		314,836		(P)	314,836

Total Liabilities and Parent’s Investment (Shareholders’ Equity)	$415,365	$31,962			$447,327

See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
INFORMATION ASSISTED LIVING CONCEPTS, INC.

Note (1) —	Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(A) To add the results of operations of ALC for the month of January 2005, including pro forma amortization of purchase accounting adjustments. The historical statement of income for the year ended December 31, 2005 includes operations of ALC beginning February 1, 2005, the day after Historic ALC was acquired by Extendicare Health Services, Inc. (“EHSI”).

(B) To remove operations, assets and liabilities of three discontinued assisted living facilities (168 units) and two free-standing EHSI assisted living facilities (141 units) and another 129 assisted living units contained within skilled nursing facilities that are not being transferred to ALC. These assets and operations are included in the historical statements of income for the year ended December 31, 2005 and the six months ended June 30, 2006. The assets and liabilities are included in the historical balance sheet as of June 30, 2006.

(C) To remove interest expense allocated from EHSI to ALC relating to debt instruments recorded on the balance sheet of EHSI. EHSI’s debt obligations are not included in the historical balance sheets of ALC. The allocation of interest expense to ALC was based on the estimated use of proceeds of EHSI’s debt. Pursuant to the separation agreement, ALC will not assume or otherwise be obligated on any of EHSI’s debt.

(D) To reflect the income tax effect of the other pro forma adjustments at applicable income tax rates.

(E) To reflect the capital contribution of $10.0 million to establish Pearson Indemnity Company, Ltd. (“Pearson”), ALC’s Bermuda based wholly-owned captive insurance subsidiary. Pearson will provide general and professional liability insurance to ALC subsequent to the separation transaction.

(F) To reflect the contribution of capital by EHSI through conversion of the outstanding balance of the advance to ALC ($32.7 million as of June 30, 2006) to equity and an additional $18.3 million cash contribution to equity. The $32.7 million and the $18.3 million cash contribution represent the original $51.0 million interest bearing advance to ALC. Therefore, the advance to EHSI is reclassified from liabilities to the parent’s investment. These amounts were advanced to ALC by EHSI and the interest was charged at 6%. This adjustment includes the removal of interest expense for purposes of the pro forma income statements.

(G) To record parent’s contribution of capital to ALC consisting of the following securities available for sale stated at market value:

March 31,
2006
(In thousands)

Omnicare, Inc. common stock, 50,000 shares at $47.42 per share at June 30, 2006	$2,371
BNN Investments, Ltd. common stock, 12,100 shares at Cdn $150.00 (U.S. $134.38) per share at June 30, 2006	1,626

$3,997

(H) To record parent’s contribution of capital to ALC of $164,000, consisting of 500,622 shares of MedX Health Corp. common stock stated at cost of Canadian $0.37 per share (US$0.32) as of June 30, 2006. The investment is carried at cost because the market value is not readily determinable.

(I) To record estimated incremental costs relating to certain employment contracts and transitional services agreements for payroll and benefits processing and reimbursement services with EHSI, information technology support with Virtual Care Provider, Inc., a subsidiary of Extendicare, and other newly appointed executive staff. These amounts exclude incremental non-contractual costs, estimated to be approximately $1.3 million per year, associated with the additional costs of being a public company. These costs are excluded from the pro forma adjustment due to the non-contractual nature of these costs.

(J) The basic weighted average shares of common stock was determined by reviewing the number of outstanding Subordinate Voting Shares of Extendicare Inc. for the applicable periods (including options for such shares), which would have approximated the number of outstanding shares of Class A common stock, and the number of outstanding Multiple Voting Shares of Extendicare Inc. for the applicable periods, which would have approximated the number of outstanding shares of Class B common stock. For purposes of determining the diluted weighted average shares, the Multiple Voting Shares were deemed to have been converted into Subordinate Voting Shares at the 1 to 1.075 conversion ratio applicable to the Class B common stock. This conversion feature resulted in an additional 0.9 million shares included in the diluted weighted average shares outstanding.

(K) To reflect the reclassification of a loan within the EHSI credit facility and the interest allocated from this loan to ALC. The loan was incurred as a direct result of the acquisition of Historic ALC. Therefore, the loan is reclassified from long-term debt to parent’s investment ($38.3 million as of June 30, 2006). The loan will not be converted into equity of ALC. Pursuant to the separation agreement, ALC will not assume or otherwise be obligated on any of EHSI’s debt. EHSI will continue to be liable for the loans under the EHSI credit facility and be responsible for releasing the assisted living facilities held as security under the line of credit in connection with the refinancing of the EHSI credit facility.

(L) To reflect the purchase of a new building to replace leased office space. The purchase of the office building was accomplished through cash contribution by EHSI into ALC. The purchase price of the new building was approximately $5.0 million and the purchase closed in August 2006.

(M) To reflect goodwill pertaining to assisted living facilities returned to EHSI.

(N) To remove the deferred tax liability included in the historic balance sheet related to the 15 assisted living facilities transferred from EHSI. This deferred tax liability does not transfer to ALC, as the liability will be recognized by EHSI upon the transfer of the 15 assisted living facilities to ALC.

(O) To reflect the deferred tax asset associated with the transfer of 15 assisted living facilities from EHSI. This deferred tax asset relates to tax basis greater than book basis resulting from the taxable transfer of these facilities. This deferred tax asset is not reflected in the historic balance sheet as of June 30, 2006.

(P) To reflect the change in capitalization from parent’s investment to shareholders’ equity. The number of shares of ALC Class A and Class B common stock outstanding is assumed to be equal to the number of Extendicare Subordinate and Multiple Voting Shares outstanding as of June 30, 2006, as follows (excluding Subordinate Voting Shares that underlie approximately 1.6 million outstanding options):

Subordinate Voting Shares	56,177,520
Multiple Voting Shares	11,778,433

Note 2 — Transfer of EHSI Facilities

Our historical combined financial statements include all of Extendicare’s assisted living business in the United States, including the assisted living facilities owned and operated by EHSI. EHSI has agreed to sell to us 29 of the 31 assisted living facilities that it owned as of March 31, 2006. Since March 31, 2006, EHSI has completed the transfer of 15 of these facilities. The remaining 14 facilities will be transferred to us once local planning commission approval to subdivide the underlying properties is received, which we expect to occur prior to our separation from Extendicare. If local planning commission approval is not obtained prior to the separation, EHSI will make a capital contribution to us in an amount equal to the purchase price of the land component of the properties, which, for the remaining 14 properties requiring subdivision, would equal $2.1 million. We would subsequently loan back the proceeds to EHSI in exchange for a note bearing interest at 6.0% per year. In addition, for any property awaiting local planning approval, the current lease agreement with EHSI with respect to the property would be adjusted to become only a land lease. Such land leases would be for an initial term of five years, with two successive renewal periods of five years each, exercisable at our option. The initial aggregate lease payments under these leases would be approximately $0.3 million for the 14 properties. Because we expect all of EHSI’s facilities to be transferred prior to our separation from Extendicare we have not made any pro forma adjustments related to these arrangements.

Note 3 — Pro Forma Net Income Per Common Share

Basic earnings per share (EPS) is calculated using net income attributable to common shares divided by the weighted average number of common shares outstanding for the period. Diluted EPS is calculated using income attributable to common shares divided by the weighted average number of common shares and dilutive potential common shares outstanding for the period.

The following table summarizes the basic and diluted net income per common share amounts presented in the accompanying Pro Forma Condensed Combined Statements of Operations (in thousands, except per share data):

	Six Months Ended	One Year Ended
	June 30, 2006	December 31, 2005
Basic:
Numerator for basic net income per share:
Net income to common shareholders	$6,677	$14,343

Denominator for basic net income per share:
Weighted average of common shares outstanding	69,600	69,600

Basic net income per share	$0.10	$0.21

Diluted:
Numerator for diluted net income per share:
Net income to common shareholders	$6,677	$14,343

Denominator for diluted net income per share:
Weighted average of common shares outstanding	69,600	69,600
Assumed conversion of Class B shares	883	883

	70,483	70,483

Diluted net income per share	$0.09	$0.20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the audited and unaudited combined financial statements, the notes to our audited combined financial statements, our unaudited pro forma combined financial statements and the notes to our unaudited pro forma combined financial statements included elsewhere in this Information Statement. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors,” “Special Note About Forward-Looking Statements” and other sections in this Information Statement.

Executive Overview

We are one of the five largest publicly traded operators of assisted living facilities in the United States, based on total capacity, and we currently operate 206 assisted living facilities with 8,270 units in 17 states. We own 151 of our facilities, and the remaining are under long-term leases, giving us significant operational flexibility with respect to our properties. For the six months ended June 30, 2006, the average occupancy rate for all of our facilities was 84.3% (with mature facilities, defined as facilities with all units open for at least one year, having an occupancy rate of 85.6%), the average combined monthly rate for rent and services was $2,644 per unit and the percentage of our revenue generated from private pay sources was 79.0%. For the eleven month period after the acquisition of Historic ALC on January 31, 2005, including the 177 assisted living facilities of Historic ALC, the average occupancy rates for all facilities was 88.3% (for mature facilities — 87.3%), the average combined monthly rate for rent and services was $2,475 per unit and the percentage of our revenue generated from private pay sources was 78.2%.

We are currently a wholly-owned subsidiary of Extendicare. On May 31, 2006, the Board of Directors of Extendicare approved the separation of all of Extendicare’s assisted living operations from Extendicare in connection with the simultaneous conversion of Extendicare into an unincorporated open-ended real estate investment trust established under the laws of Ontario. If approved by the holders of Extendicare’s Subordinate and Multiple Voting shares and the Ontario Superior Court of Justice (Commercial List), we expect the separation to occur within two weeks following the special meeting of holders of Extendicare’s Subordinate and Multiple Voting shares called to approve the transactions. In connection with our separation, Extendicare will transfer to us certain assets, we will assume certain liabilities and enter into agreements with Extendicare that are described more fully in “Our Separation from and Relationship with Extendicare After the Exchange.”

In addition to our core business, we also will hold (i) share investments in Omnicare, Inc., or Omnicare, a publicly traded corporation in the United States, BNN Investments Ltd., or BNN, a Canadian publicly traded company, and MedX Health Corporation, or MedX, a Canadian corporation, (ii) cash or other investments from the contribution of $10.0 million into Pearson Indemnity Company, Ltd., or Pearson, our wholly owned Bermuda based captive insurance company that has been formed to provide our self insurance general liability coverage, and (iii) an office building in Menomonee Falls, Wisconsin for our future headquarters that we purchased for approximately $5.0 million in August 2006 from an unrelated party and will use as our headquarters beginning in 2007.

We plan to grow our revenue and operating income by:

•	increasing the overall size of our portfolio through both acquisitions and building additional capacity to existing facilities;

•	increasing our occupancy rate and the percentage of revenue derived from private pay sources; and

•	capitalizing on the efficiencies that larger organizations can achieve in the highly fragmented senior living facility industry.

We plan to grow our portfolio by making selective acquisitions in markets with favorable private pay demographics and, to a lesser extent, by expanding existing properties to meet any additional private pay demand in markets we currently serve. With regard to general and administrative costs associated with our future acquisition plans, we are in the process of recruiting a vice president of acquisitions to coordinate these activities. Additional regional, divisional and corporate costs associated with our growth are anticipated to be proportionate to current operating levels. In addition, we plan to increase demand for our services among private pay residents through a focused sales and marketing effort intended to establish ALC as the provider of choice for residents who value wellness and quality of care. Because of the size of our operations and the depth of our experience in the senior living industry, we believe we are able to effectively identify and maximize cost efficiencies and to expand our portfolio by investing in attractive assets in our target communities. Our business strategy and competitive strengths are outlined in detail in “Summary” and “Business” sections of this Information Statement.

In the three months ended March 31, 2006, we completed our first full year of operating ALC since its acquisition by Extendicare.

The remainder of Management’s Discussion and Analysis of Financial Condition and Results of Operations is organized as follows:

•	Basis of Presentation of Historical Combined Financial Statements. This section provides an overview of our historical assisted living operations and the basis of presentation for our historical combined financial statements.

•	Business Overview. This section provides a general financial description of our business. More specifically, this section describes the sources and composition of our revenues and operating expenses. In addition, the section outlines the key performance indicators that we use to monitor and manage our business and anticipate future trends.

•	Combined Results of Operations. This section provides an analysis of our results of operations for the six months ended June 30, 2006 compared to the six months ended June 30, 2005; and the analysis of our results for the years ended December 31, 2005, 2004 and 2003.

•	Liquidity and Capital Resources. This section provides a discussion of our liquidity and capital resources as of June 30, 2006 and December 31, 2005 and our future cash needs.

•	Critical Accounting Policies. This section discusses accounting policies important to an analysis of our combined financial statements and an understanding of our discussion of our combined results of operation. Our critical accounting policies are those that require significant judgment and estimates on the part of management in their application. In addition, a full description of our significant accounting policies are included in Note 3 to our combined financial statements, which are included elsewhere in this Information Statement.

Basis of Presentation of Historical Combined Financial Statements

The combined historical financial statements consist of the assisted living operations of Extendicare in the United States. As of December 31, 2005, Extendicare assisted living operations consisted of 211 assisted living facilities (8,673 units), and on June 30, 2006, Extendicare assisted living operations consisted of 208 assisted living facilities (8,521 units). We acquired the majority of these facilities when EHSI acquired all of the outstanding capital stock of Historic ALC on January 31, 2005, which at the time of its acquisition owned or leased 177 facilities (6,838 units). The remainder of our assisted living facilities have been either owned and operated by EHSI or, in the case of two facilities, owned by EHSI and opened and operated by ALC.

Our historical combined financial statements have been prepared to include all of Extendicare’s assisted living business in the United States and are a combination of: (i) the assisted living facilities operated by EHSI prior to and after its acquisition of Historic ALC, which ranged from 36 facilities as of January 1, 2003 to 29 facilities as of March 31, 2006; (ii) 177 assisted living facilities operated by ALC since Extendicare completed the acquisition of Historic ALC on January 31, 2005; (iii) two assisted living facilities that were constructed by EHSI during 2005 but were opened and operated by ALC. Our historical audited combined financial statements include results from several assets and operations that will not be part of our business following the separation transactions. These assets consist of (i) two assisted living facilities that will be retained by EHSI and another 129 assisted living units that are contained within skilled nursing facilities and (ii) three assisted living facilities formerly operated by EHSI where operations were discontinued in the three months ended March 31, 2006.

Below is a description of the significant events that have occurred to Extendicare’s assisted living business since January 2003 and how these events affected the basis of presentation:

•	As of January 1, 2003, EHSI operated 36 assisted living facilities (1,756 units) in nine states, with 25 of these facilities located in Wisconsin and Washington.

•	During 2003 and 2004, EHSI completed construction projects that resulted in increased capacity to two assisted living facilities (46 units), opened one newly constructed assisted living facility (40 units) in Wisconsin and closed two assisted living facilities (53 units). In addition, EHSI sold three of its assisted living facilities (181 units) located in Arkansas. As a result, as of December 31, 2004, EHSI operated 32 assisted living facilities (1,604 units) in nine states, 31 of which were owned and 1 of which was leased.

•	On January 31, 2005, EHSI acquired all of the outstanding capital stock of Historic ALC, which had a portfolio of 177 assisted living facilities (6,838 units) in 14 states at the time, 122 of which were owned and 55 of which were leased.

•	During 2005, EHSI completed construction projects that resulted in increased capacity at five assisted living facilities (96 units), opened a newly constructed assisted living facility in Wisconsin (60 units) and closed one assisted living facility in Washington (12 units). In addition, EHSI completed construction on two new assisted living facilities (90 units) in Ohio and Indiana that were opened and operated by ALC. As a result, as of December 31, 2005, EHSI operated 32 facilities and ALC operated 179 facilities, for a combined operation of 211 facilities (8,673 units) in 17 states.

•	Between January 1, 2006 and March 31, 2006, EHSI closed an assisted living facility (60 units) in Texas and commenced actions to dispose of the property. It also closed an assisted living facility in Oregon (45 units) and discontinued operations at an assisted living facility (63 units) in Washington for which the underlying lease had expired. EHSI also completed construction projects that increased capacity (37 units) at two assisted living facilities. As a result, as of March 31, 2006, EHSI operated 29 facilities and ALC operated 179 facilities, for a combined operation of 208 facilities (8,270 units) in 17 states.

•	Since March 31, 2006, in order to consolidate all of Extendicare’s assisted living operations within ALC, EHSI transferred to ALC, subject to state regulatory approval, the licenses to operate its 29 assisted living facilities. In addition ALC has purchased 15 of the 29 facilities from EHSI at an aggregate fair market value of $61.2 million. EHSI is currently seeking local planning commission approval to subdivide the remaining 14 properties between the assisted living facilities and skilled nursing facilities that make up those properties. We expect to complete the purchase of EHSI’s remaining 14 facilities upon receipt of approval, and have provided for a lease of the land component of the properties and the assisted living facilities in the interim. The aggregate fair market value of the remaining 14 facilities is $33.4 million. If EHSI does not obtain approval to subdivide any of the properties immediately prior to the separation, we will purchase all but the land component of the applicable property, which in aggregate totals $31.3 million, and EHSI will make a capital contribution to us in an amount equal to the purchase price of the land component of the property, which in aggregate totals $2.1 million, which we would subsequently loan back to EHSI in exchange for a note. In addition, for any property awaiting local planning approval, the applicable lease agreement with EHSI will be adjusted to become only a land lease of such property. We will lease the land component for any properties awaiting planning permission for an initial term of five years, with two successive renewal periods of five years each, exercisable at our option. Should all of the properties await local planning approval, the initial aggregate lease payments due under these leases will be $0.3 million. The lease amounts will increase annually based upon the Consumer Price Index. In addition, at the end of each lease period, the lease rates will be reassessed and reset to reflect fair market value rates. Upon receipt of approval, the land leases will be terminated, EHSI will repay the amount due on the note and we will pay EHSI for the land. The note will bear interest at 6.0% and will mature at the earliest of the date that planning commission approval is received or the date that the corresponding lease matures. The historical combined financial statement reflects the transfer of all 29 properties to ALC as an equity contribution at the aggregate net book value of $60.8 million.

For periods prior to the acquisition of Historic ALC, during which EHSI’s assisted living operations had a small corporate management staff, EHSI’s assisted living operations were allocated charges based upon estimated cost to support the assisted living operations for accounting, human resources, information technology and other administrative services. Interest expense was allocated to the assisted living facilities based upon the assisted living facilities’ historic cost and the average borrowing rates of EHSI for those periods. For the years ended 2003 and 2004, all other assets and liabilities associated with EHSI’s assisted living operations and its corporate staff have been reflected in the historical audited combined financial statements.

Prior to March 2005, Historic ALC’s head office was headquartered in Dallas, Texas. As part of the consolidation of Historic ALC and EHSI, the headquarters for the combined assisted living facility business was moved to Milwaukee, Wisconsin. The Dallas office provided all administrative functions, information technology, accounting, human resources, clinical, risk management and corporate operational oversight for the Historic ALC operations. Since moving to Milwaukee, through both internal and externally recruited personnel, ALC established a new management team to oversee clinical, marketing, risk management and corporate operational functions of the combined operation, and ALC purchased from EHSI services for accounting, human resources and information technology. For periods subsequent to March 31, 2005, charges related to the combined EHSI and ALC operations for accounting, human resources, information technology and certain other administrative services have been allocated based upon estimated incremental cost to support the combined operations. Stock options of Extendicare shares granted to ALC senior management have been charged to general and administrative expenses, based upon the number of options granted and the share price for the periods reflected. Interest charges have been allocated based upon: (i) any Historic ALC specific facility-based debt instruments in place with the applicable interest charges; (ii) interest incurred by EHSI on the replacement of Historic ALC debt; (iii) for the facilities owned by EHSI, based upon the assisted living facilities’ historic cost and average borrowing rates of EHSI for those periods; or (iv) for the debt incurred under EHSI’s line of credit in connection with the acquisition of Historic ALC, the interest incurred on the average balance of the line of credit and EHSI’s average interest rate on the line of credit.

In addition, all assets and liabilities associated with the assisted living operations of Historic ALC since January 31, 2005 have been reflected in the historical audited combined financial statements.

For purposes of the audited combined financial statements, facilities that were sold or closed have been reported as discontinued operations and are summarized in Note 18 of the financial statements.

The audited combined financial statements include two assisted living facilities (141 units) that are owned and operated by EHSI and an additional 129 assisted living units that are contained within skilled nursing facilities that will not be transferred to ALC as part of the separation. The audited combined financial statements do not reflect (i) the transfer of share investments in Omnicare, BNN, or MedX, (ii) a capital contribution of $10.0 million into Pearson by Extendicare, (iii) a capital contribution of approximately $32.7 million by EHSI as settlement of the outstanding debt owed by ALC to EHSI and an additional $18.3 million cash contribution to equity by EHSI or (iv) the purchase of the Menomonee Falls, Wisconsin headquarters building by ALC for approximately $5.0 million. For a discussion of the adjustments made to our historical audited combined financial statements to reflect these transactions, please see the “Unaudited Pro Forma Condensed Combined Financial Statements” located elsewhere in this Information Statement.

Business Overview

Revenues

We generate revenue from private and Medicaid sources. For the six months ended June 30, 2006, approximately 79.0% of our revenue was generated from private sources, which consists of direct payments from residents or their families or indirect payments from their insurers or other third-party providers. Residents are charged a fee that is based on the type of accommodation they occupy and a services fee that is based upon their assessed level of care. The accommodation fee is based on prevailing market rates of similar assisted living accommodations. The assessed level of care service fee is based upon a periodic assessment, which includes input of the resident, their physician and family, and establishes the additional hours of care and service provided to the resident. We offer various levels of care for assisted living residents who require less or more frequent and intensive care or supervision. Approximately 80% and 20% of our private revenue is derived from the accommodation fee and the level of care services fee, respectively. Both the accommodation and level of care service fee are charged on a daily basis.

Medicaid rates are generally lower than rates earned from private, commercial insurance and other sources. Therefore, we consider our non-Medicaid census, which we refer to as our Private Pay Mix, an important performance measurement indicator. We define our Private Pay Mix to be our revenues or census earned from payor sources other than from Medicaid programs.

We have elected in 9 of our 17 states to provide assisted living services and to retain Medicaid funded residents in our assisted living facilities. The Medicaid program in each state determines the revenue rate for accommodation and level of care. The basis of the Medicaid rate varies by state and in certain states is subject to negotiation. Unlike nursing facilities, Medicaid rates are not determined on a cost-based or price-based system, and cost reports are not completed each year to the state, with the exception of Texas. We normally receive our new annual Medicaid rates in January of each year.

The level of private rates exceeds those offered through state Medicaid programs. Therefore, our goal is to increase the percentage of private residents in our assisted living facilities. Below is an overview of the difference between the private and Medicaid rates achieved by us in the states where we participate in the Medicaid waiver program, along with our average Medicaid census during 2005.

				2005
	2005 Average Rates per Day			Medicaid
State	Private	Medicaid	Difference	ADC(1)

Arizona	$100.32	$56.28	$44.04	209
Idaho	$94.55	$48.99	$45.56	184
Iowa	$84.03	$59.56	$24.47	20
Indiana	$76.77	$56.66	$20.11	34
Nebraska	$94.56	$65.99	$28.57	73
New Jersey	$116.05	$78.50	$37.55	135
Oregon	$99.35	$67.37	$31.98	295
Texas	$87.66	$62.21	$25.45	514
Washington	$90.48	$62.03	$28.45	502

Weighted average	$89.25	$62.21	$27.04

(1)	ADC is Average Daily Census, which is defined under Key Performance Indicators below.

The following table sets forth our Medicaid and private pay sources of revenue for all of our assisted living facilities by percentage of total revenue.

	Percentage of Total Assisted Living Revenues
	Six
	Months Ended		Year Ended
	June 30,		December 31,
	2006	2005	2005	2004	2003

Private	79.0%	78.6%	78.2%	92.7%	94.1%
Medicaid	21.0%	21.4%	21.8%	7.3%	5.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Prior to the acquisition of Historic ALC, approximately 8% of our assisted living facilities revenues were from Medicaid programs, compared to approximately 26% after the acquisition. After the acquisition of Historic ALC, our private percentage averaged 21.8% for 2005. The mix of revenues percentages between the six months ended June 30, 2006 and June 30, 2005 is relatively consistent.

Operating Expenses

The largest component of our operating expenses consist of wages and benefits, utility and property related costs, and variable operating costs related to the provision of services to our residents. As a percentage of total expenses, wages and benefits, utility and property related costs, and variable operating costs historically have been approximately 65%, 20% and 15%, respectively. A significant portion of our wages and benefits are fixed and do not vary based upon occupancy, as we must employ a minimum number of employees to properly maintain our facilities and provide care and services to our residents. However, as we expand by purchasing additional facilities or building additional capacity at existing facilities, we would expect our fixed costs related to wages, utilities and property costs to increase. A smaller portion of our wages and benefits vary because they are contingent upon occupancy, as we offer bonus programs to all levels of staff including facility staff to promote common corporate objectives including high quality of services and occupancy levels. Other than these contingent costs, directly variable costs pertain only to food, supplies, and certain administrative expenses. As a result, it is important that we manage our expenses.

Operating Margins

Due to the high percentage of fixed costs, we generally need to sustain occupancy levels in excess of 50% to 60%, depending on the percentage of and rates of private residents, to achieve a breakeven operating margin, exclusive of financing and capital replacement costs. We generally target margins in our facilities at levels in excess of 35% to 40%, when occupancy levels are in excess of 90%.

General and Administrative Costs

After completion of the Plan of Arrangement, we will operate independently of Extendicare, and therefore will require services and will incur additional costs associated with being a public company. We anticipate additional annual public company costs relating to:

• board of director fees;

• Sarbanes-Oxley compliance;

• corporate secretary;

• stock registration and listing fees;

• annual audit fees;

• other general and administrative costs anticipated for reporting and compliance;

• quarterly and annual filings;

• stock transfer fees and other public relations; and

• directors’ and officers’ liability insurance.

These public company costs are estimated at $1.7 million annually.

In addition to the additional costs of being public, certain other general and administrative costs that had been synergized by Extendicare through its acquisition of Historic ALC will be required to be re-established after completion of the Plan of Arrangement. We anticipate additional annual general and administrative costs associated with the following:

• Chief Financial Officer;

• Vice President of acquisitions; and

• other general and administrative costs.

We anticipate these costs to be approximately $0.8 million annually.

Subsequent to Extendicare’s acquisition of Historic ALC, certain general and administrative services were provided to us by Extendicare. Extendicare’s incremental costs, and, in the case of information technologies, the price that Extendicare’s related company, Virtual Care Provider Inc. (VCPI), sold services to external clients, was charged to us. Some of these services previously provided through Extendicare will be provided directly to us, such as those services outlined above. Pursuant to transitional services agreements with subsidiaries of Extendicare, certain services will continue to be provided to us on a transitional basis pursuant to an arrangement with Extendicare. These services include information technology, payroll and employee benefits processing and reimbursement services (Medicaid cost reporting). The costs associated with these services on an annual basis will be approximately $1.5 million.

Key Performance Indicators

We manage our business by monitoring certain key performance indicators. We believe our most important key performance indicators are:

Census

Census is defined as the number of units that are occupied at a given time.

Average Daily Census

Average Daily Census, or ADC, is the sum of occupied units for each day over a period of time, divided by the number of days in that period.

Occupancy Percentage or Occupancy Rate

Occupancy is measured as the percentage of average daily census relative to the total available units. Total operational resident capacity is the number of units available for occupancy in the period.

Private Pay Mix

Private Pay Mix is the measure of the percentage of private or non-Medicaid census. We focus on increasing the level of private and non-Medicaid funded units.

Average Revenue Rate by Payor Source

The average revenue rate by each payor source represents the average daily revenues earned from accommodation and level of care services provided to private and Medicaid residents. The daily revenue is calculated by the aggregate revenues earned by payor type, divided by the total ADC in the corresponding period.

EBITDA and EBITDAR

EBITDA is defined as net income from continuing operations before income taxes, interest expense net of interest income, depreciation and amortization, and non-cash, non-recurring gains and losses, including disposal of assets and impairment of long-lived assets and loss on refinancing and retirement of debt. EBITDAR is defined as EBITDA before rent expenses incurred for leased assisted living properties. EBITDA and EBITDAR are not measures of performance under accounting principles generally accepted in the United States of America, or GAAP. We use EBITDA and EBITDAR as key performance indicators and EBITDA and EBITDAR expressed as a percentage of total revenues as a measurement of margin.

We understand that EBITDA and EBITDAR, or derivatives thereof, are customarily used by lenders, financial and credit analysts, and many investors as a performance measure in evaluating a company’s ability to service debt and meet other payment obligations or as a common valuation measurement in the long-term care industry. Moreover, substantially all of EHSI’s financing agreements contain covenants in which EBITDA was used as a measure of compliance, and we anticipate EBITDA and EBITDAR will be used in covenants as a measure of compliance with the new credit facility and financing arrangements that we will establish. Thus, we expect to use EBITDA and EBITDAR to monitor our compliance with these financing agreements. We believe EBITDA and EBITDAR provide meaningful supplemental information regarding our core results because these measures exclude the effects of non-operating factors related to our capital assets, such as the historical cost of the assets.

We report specific line items separately, and exclude them from EBITDA and EBITDAR because such items are transitional in nature, and would otherwise distort historical trends. In addition, we use EBITDA and EBITDAR to assess our operating performance and in making financing decisions. In particular, we use EBITDA and EBITDAR in analyzing potential acquisitions and internal expansion possibilities. EBITDA and EBITDAR performance also will be used in determining compensation levels for our senior executives. EBITDA and EBITDAR should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. We present EBITDA and EBITDAR on a consistent basis from period to period, thereby allowing for comparability of operating performance.

Review of Key Performance Indicators

In order to compare our performance between periods, we assess the key performance indicators for all of our continuing facilities. All “continuing operations” or “continuing facilities” are defined as all facilities excluding (i) three facilities in Arkansas sold in August 2004, (ii) one assisted living facility in Washington that, in the three months ended December 31, 2005, we decided to convert to nursing beds and combine with an existing nursing facilities, (iii) one assisted living facility in Oregon that we decided to convert to a skilled nursing facility during the three months ended March 31, 2006, (iv) a leased assisted living facility in Washington that we decided to terminate operations at in the three months ended March 31, 2006, and (v) an assisted living facility in Texas that we decided to close during the three months ended March 31, 2006.

In addition, we assess the key performance indicators for facilities that we operated in all reported periods, or “same facility” operations. Given the significance of the 177 assisted living facilities acquired when EHSI acquired Historic ALC, we have included these facilities in our same facility key performance indicators for the periods after the acquisition. Same facility operations are defined as all continuing operations excluding the four newly-constructed assisted living facilities (190 units).

We have classified the two assisted living facilities owned by EHSI, but opened during 2005 and operated by ALC, as EHSI facilities. This allows us to consistently analyze the key performance statistics for the facilities obtained in the acquisition of Historic ALC for all reported periods.

ADC

All Continuing Facilities

The following table sets forth our average daily census for the past six quarters and for full years 2003 through 2005 for both private payors and Medicaid for all of the continuing facilities whose results are reflected in our audited combined financial statements:

	Average Daily Census
	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Full Year	Full Year	Full Year
	2006	2006	2005	2005	2005	2005(2)	2005(1,2)	2004(1)	2003(1)

EHSI facilities:
Private Pay	1,135	1,117	1,135	1,129	1,113	1,079	1,114	1,073	1,073
Medicaid	172	175	145	133	126	132	134	120	111

Total ADC	1,307	1,292	1,280	1,262	1,239	1,211	1,248	1,193	1,184

ALC facilities:
Private Pay	3,995	3,948	3,994	4,049	4,108	4,225	4,081	—	—
Medicaid	1,887	1,924	2,004	2,040	2,004	1,949	2,004	—	—

Total ADC	5,882	5,872	5,998	6,089	6,112	6,174	6,085	—	—

Total facilities:
Private Pay	5,130	5,065	5,129	5,178	5,221	5,304	5,195	1,073	1,073
Medicaid	2,059	2,099	2,149	2,173	2,130	2,081	2,138	120	111

Total ADC	7,189	7,164	7,278	7,351	7,351	7,385	7,333	1,193	1,184

Private Pay Percentage:
EHSI	86.9%	86.5%	88.7%	89.5%	89.8%	89.1%	89.3%	89.9%	90.6%
ALC	67.9%	67.2%	66.6%	66.5%	67.2%	68.4%	67.1%	—	—

All Facilities	71.4%	70.7%	70.5%	70.4%	71.0%	71.8%	70.8%	89.9%	90.6%

(1)	Comparability to periods in 2005 is limited because data for 2003 and 2004 does not include the 177 assisted living facilities acquired upon the acquisition of Historic ALC on January 31, 2005.

(2)	The data for ALC for the two month period ended March 31, 2005 has been reflected in the above table as if it were for the three month period. The two month period ALC facilities figures above, adjusted by averaging two months of occupancy over the entire three month period, would have been: Private pay — 2,770 and Total ADC — 4,048.

From the first quarter of 2006 to the second quarter of 2006, total ADC was relatively unchanged and private ADC increased 1.2%. In addition, there was an increase in the Private Pay Mix percentage from 70.7% to 71.4%. In the first quarter of 2006, we implemented a focused marketing strategy to increase our private census and residents with lower care needs, and established facility limits on our Medicaid population. Our strategy is to increase the number of residents in our facilities that are private pay, both by filling existing vacancies at our facilities with private pay residents and by gradually decreasing the number of units in our facilities that are available for residents that rely on Medicaid.

During 2005, we saw a decline of ADC from the first quarter of 2005 to the fourth quarter of 2005 of 1.5% in total and 3.4% in private census along with a decline in the private pay percentage from 71.8% to 70.5%. The decline in census during 2005 occurred primarily in our ALC portfolio and was due to a focused effort to increase the percentage of private rates closer to market for both existing and new residents. In addition, with the acquisition of Historic ALC and changes as part of the consolidation of our operations, we experienced change in both senior management and other facility-based personnel. Our EHSI portfolio census increased on a consistent basis, due in part to newly constructed facilities and additional capacity at those facilities with additions.

During 2003 through 2005, we saw an overall increase in our EHSI private and total census, despite fluctuations that occurred between quarters during this period of time.

Same Facility Basis

The following table is presented on a same facility basis, and therefore removes the impact of the four newly constructed facilities described above. The table sets forth our average daily census for the past six quarters and for full years 2003 through 2005 for both private payors and Medicaid for all of the assisted living facilities on a same facility basis. Since ALC would report the same figures, only the EHSI facilities and total facilities along with the private pay percentages are summarized below.

	Average Daily Census
	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Full Year	Full Year	Full Year
	2006	2006	2005	2005	2005	2005(2)	2005(1,2)	2004(1)	2003(1)

EHSI facilities:
Private Pay	1,071	1,070	1,105	1,123	1,113	1,079	1,105	1,073	1,073
Medicaid	172	175	145	133	126	132	134	120	111

Total ADC	1,243	1,245	1,250	1,256	1,239	1,211	1,239	1,193	1,184

Total facilities:
Private Pay	5,066	5,018	5,099	5,172	5,221	5,304	5,186	1,073	1,073
Medicaid	2,060	2,099	2,149	2,173	2,130	2,081	2,138	120	111

Total ADC	7,126	7,117	7,248	7,345	7,351	7,385	7,324	1,193	1,184

Private Pay Percentage:
EHSI	86.2%	85.9%	88.4%	89.4%	89.8%	89.1%	89.2%	89.9%	90.6%
ALC	67.9%	67.2%	66.6%	66.5%	67.2%	68.4%	67.1%	—	—

All Facilities	71.1%	70.5%	70.4%	70.4%	71.0%	71.8%	70.8%	89.9%	90.6%

(1)	Comparability to periods in 2005 is limited because data for 2003 and 2004 does not include the 177 assisted living facilities acquired upon the acquisition of Historic ALC on January 31, 2005.

(2)	The data for ALC for the two month period ended March 31, 2005 has been reflected in the above table as if it were for the three month period.

From the first quarter of 2006 to the second quarter of 2006, total ADC was relatively unchanged and private ADC increased 1.0%, resulting in the Private Pay Mix percentage increasing from 70.5% to 71.1%. During 2005, we saw a decline from the first quarter to the fourth quarter of 1.9% in total and 4.0% in private census along with a decline in the private pay percentage from 71.8% to 70.4%. During 2003 through 2005, we saw an increase in our EHSI private and total census. The comments noted from the all facilities performance indicators apply to these statistics.

Occupancy Percentage

Occupancy percentages can be impacted by our completion and opening of new assisted living facilities and additions to existing assisted living facilities. As total capacity of a newly completed addition or a new facility increases, occupancy percentages are impacted as the assisted living facility is filling the additional units. We generally plan for additional units to take anywhere from several months to one and a half years to reach optimum occupancy levels (defined by us as at least 90%).

Due to the significant impact on occupancy rates that developmental facilities have, we have split occupancy information between mature and developmental facilities. In general, developmental facilities are defined as a facility that has undergone an expansion or a new facility that has opened. An assisted living facility identified as developmental is classified as such for a period of no longer than 12 months. However, for purposes of the tables below, developmental facilities have been classified as such for all reporting periods. Between January 1, 2003 and June 30, 2006 we completed the following projects that increased our operational capacity: (1) 2004 — one new facility (40 units) and two additions (46 units), (2) 2005 — three new facilities (150 units) and five additions (96 units), (3) 2006 — one addition (16 units). As a result, these facilities constitute the “developmental” facilities in the tables below. All facilities that are not developmental are considered mature facilities, including all of the 177 facilities that we acquired in connection with the acquisition of Historic ALC.

All Continuing Facilities

The following table sets forth our occupancy percentages for the past six quarters and for full years 2003 through 2005 for all mature and developmental continuing facilities whose results are reflected in our audited combined financial statements:

	Occupancy Percentage
	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Full Year	Full Year	Full Year
	2006	2006	2005	2005	2005	2005(2)	2005(1,2)	2004(1)	2003(1)

EHSI Facilities:
Mature	83.1%	84.1%	84.7%	85.5%	85.4%	83.8%	84.9%	83.9%	87.0%
Developmental	63.9%	60.4%	57.5%	61.3%	67.6%	92.3%	66.2%	94.0%	96.3%

Total EHSI	77.8%	77.8%	77.7%	80.0%	82.0%	85.0%	81.0%	85.3%	88.4%

ALC Facilities	86.0%	85.9%	87.7%	88.8%	89.2%	90.1%	88.9%	—%	—%

Total Facilities:
Mature	85.6%	85.6%	87.3%	88.3%	88.7%	88.8%	88.3%	83.9%	87.0%
Developmental	63.8%	60.4%	57.5%	61.3%	67.6%	92.3%	66.2%	94.0%	96.3%

Total Facilities	84.4%	84.3%	85.8%	87.2%	87.9%	88.9%	87.3%	85.3%	88.4%

(1)	Comparability to periods in 2005 is limited because data for 2003 and 2004 does not include the 177 assisted living facilities acquired upon the acquisition of Historic ALC on January 31, 2005.

(2)	The data for ALC for the two month period ended March 31, 2005 has been reflected in the above table as if it were for the three month period. The percentage would not change if presented for the two month period.

From the first quarter of 2006 to the second quarter of 2006, mature total occupancy remained unchanged. Occupancy percentages for all mature and developmental facilities increased from 84.3% in the first quarter of 2006 to 84.4% for the second quarter of 2006. Occupancy in our developmental facilities increased from 60.4% to 63.8% from the first quarter of 2006 to the second quarter of 2006.

For the full year 2005, we saw a decline in our occupancy for mature facilities from 88.8% to 87.3%. The decline in our occupancy percentage during 2005 occurred primarily in our ALC portfolio where occupancy decreased from 90.1% to 87.7% and was due to a focused effort to increase private rates closer to market for both existing and new residents. Occupancy declined from 92.3% to 57.5% for EHSI’s developmental facilities, as a result of the opening of new facilities during the year.

Occupancy percentages were lower generally in 2005 and 2006 as a result of our not having a residential care license in our Historic ALC facilities in the state of Indiana, which impeded us from attracting and maintaining residents. Although the Residential Care license for the state was obtained during the fourth quarter of 2005, in certain facilities, we are still implementing the balance of staffing and procedures in order to offer full services under the Residential Care license. Occupancy in the state of Indiana was 70% for the first half of 2006 compared to 88% in our facilities outside of the state of Indiana. Below is a summary of the licensure change we made in Indiana.

Historic ALC owned and operated 20 assisted living facilities in Indiana. When constructed, these properties did not meet certain building requirements that would have allowed the facilities to operate under State of Indiana Residential Care license. Due to the building deficiencies, the facilities initially operated under the State of Indiana Independent Care license, or Care license. The primary differences between the Residential Care and Care license are restrictions on resident medication assistance and management. Under Residential Care license, the provider is allowed to manage, assist, secure, and distribute prescription medications to the resident, whereas under the Care license, the provider is only allowed to “assist” the resident with their self-medication needs. In the State of Indiana, “assist” means reading labels and opening pharmaceutical containers, but does not include pharmacy management, including the passing of medications to the resident. As a result, Historic ALC found itself unable to admit residents who were in need of pharmacy management as part of their plan of care. In addition, a resident who was admitted as independent for self medication purposes, but later developed medication assistance needs during their stay with Historic ALC, was required to be discharged to an appropriately licensed provider. In addition, due to the pharmacy management restrictions, the Care license does not qualify a provider to accept residents whose payment source is under the Indiana Medicaid Waiver program. As a result, the Care license created a census challenge in a state where the average occupancy for assisted living facilities was 70.2% in 2005.

In 2003, Historic ALC commenced an initiative to receive a Residential Care license in each of its Indiana assisted living facilities that required us to make numerous building modifications, including the adding of fire walls in attic spaces. We completed those modifications during 2004 and 2005 and by May 2005, seven of the facilities obtained a Residential Care license. In the three months ended December 31 2005, the remaining 13 facilities were granted a Residential Care license. We have also obtained Medicaid Waiver licensure status in four of the assisted living facilities. We continue to evaluate whether to seek Medicaid licensure in the remainder of the properties based upon market and other factors.

Same Facility Basis

The following table sets forth the occupancy percentages outlined above on a same facility basis.

	Occupancy Percentage
	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Full Year	Full Year	Full Year
	2006	2006	2005	2005	2005	2005(2)	2005(1,2)	2004(1)	2003(1)

EHSI Facilities:
Mature	83.1%	84.1%	84.7%	85.5%	85.4%	83.8%	84.9%	83.9%	87.0%
Developmental	74.1%	75.3%	78.1%	76.9%	75.9%	92.3%	80.0%	94.0%	96.3%

Total EHSI	81.2%	82.4%	83.5%	83.9%	83.8%	85.0%	84.0%	85.3%	88.4%

ALC Facilities	86.0%	85.9%	87.7%	88.8%	89.2%	90.1%	88.9%	—%	—%

Total Facilities
Mature	85.6%	85.6%	87.3%	88.3%	88.7%	88.8%	88.25%	83.9%	87.0%
Developmental	74.1%	75.3%	78.1%	76.9%	75.9%	92.3%	80.0%	94.0%	96.3%

Total Facilities	85.2%	85.2%	87.0%	87.9%	88.3%	88.9%	87.9%	85.3%	88.4%

(1)	Comparability to periods in 2005 is limited because data for 2003 and 2004 does not include the 177 assisted living facilities acquired upon the acquisition of Historic ALC on January 31, 2005.

(2)	The data for ALC for the two month period ended March 31, 2005 has been reflected in the above table as if it was for the three month period. The percentage would not change if presented for the two month period.

From the first quarter of 2006 to the second quarter of 2006, mature total occupancy remained unchanged. Occupancy percentages for all mature and developmental facilities also remained unchanged at 85.2% from the prior quarter to the current quarter. Occupancy in our facilities with additions decreased slightly from 75.3% in the first quarter of 2006 to 74.1% in the second quarter of 2006.

During 2005, we saw a decline in our occupancy rates for mature facilities from 88.8% in the first quarter of 2005 to 87.3% in the fourth quarter of 2005. The decline in census during 2005 occurred primarily in our ALC portfolio where occupancy decreased from 90.1% to 87.7% and was attributed to our focused effort to increase the level of private rates closer to market for both existing and new resident. Occupancy declined from 92.3% to 78.1% for facilities with added capacity as a result of the completed additions during the year.

Average Revenue Rate by Payor Source

All Continuing Facilities

The following table sets forth our average daily revenue rate for the past five quarters and for full years 2003 through 2005 for both private and Medicaid payors for all of the continuing facilities whose results are reflected in our historical audited combined financial statements:

	Average Daily Revenue Rate
	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Full Year	Full Year	Full Year
	2006	2006	2005	2005	2005	2005(2)	2005(1,2)	2004(1)	2003(1)

EHSI facilities:
Private Pay	$86.43	$86.96	$82.07	$82.35	$81.43	$81.72	$81.90	$78.12	$74.95
Medicaid	58.51	61.15	56.08	55.21	55.10	55.18	55.41	54.81	45.19

Total	82.76	83.45	79.12	79.49	78.74	78.82	79.05	75.77	72.16
ALC facilities:
Private Pay	98.69	99.80	92.93	92.39	91.30	87.35	91.32	—	—
Medicaid	63.42	64.29	63.27	62.32	62.04	63.50	62.71	—	—

Total	87.37	88.17	83.02	82.32	81.71	79.82	81.89	—	—
Total facilities:
Private Pay	95.98	96.97	90.53	90.20	89.20	85.77	89.15	78.12	74.95
Medicaid	63.02	64.03	62.79	61.88	61.62	62.72	62.21	54.81	45.19

Total	$86.53	$87.32	$82.34	$81.83	$81.21	$79.59	$81.37	$75.77	$72.16

(1)	Comparability to periods in 2005 is limited because data for 2003 and 2004 does not include the 177 assisted living facilities acquired upon the acquisition of Historic ALC on January 31, 2005.

(2)	Includes data for Historic ALC for only two months, as data from the Historic ALC’s 177 assisted living facilities is included beginning February 1, 2005. The figures would not change if presented for the two month period.

The private pay revenue rate decreased 1.0% in the second quarter 2006 compared to the first quarter 2006. Our Medicaid rates decreased by 1.6% in the same period. The private pay revenue rate increased 7.6% in the second quarter 2006 compared to the second quarter 2005, due primarily to annual rate increases. In addition, Historic ALC had offered discounts for accommodation and levels of care fees to residents to increase occupancy levels. However, since we acquired Historical ALC, we have identified opportunities to increase our accommodation and levels of care fees to market rates in the communities that ALC serves and made concerted efforts to move existing residents to those market rates and only admit residents at those market rates. However, as noted above, this effort also contributed to the lower ADC and occupancy rates. Nonetheless, our overall revenues increased as a result of this strategy.

During 2005, we increased our total revenue rate 7.4% primarily through private rate increases of 7.2%, the majority of which was in our ALC portfolio. EHSI experienced 5.9%, 4.3% and 5.0% total revenue rate increases when comparing the six months ended June 30, 2006 to the six months ended June 30, 2005, the 2005 to the 2004 year and the 2004 to the 2003 year, respectively.

Number of Facilities Under Operation

The following table sets forth the number of facilities under operation:

	As of	As of	As of	As of
	June 30,	December 31,	December 31,	December 31,
	2006	2005	2004	2003

Owned (Note 1)	151	155	31	33
Under capital lease	5	5	—	—
Under operating leases	50	51	1	1

Total under operation	206	211	32	34

Percent of facilities:
Owned	73.3%	73.4%	96.9%	97.1%
Under capital leases	2.4%	2.4%	—%	—%
Under operating leases	24.3%	24.2%	3.1%	2.9%

	100.0%	100.0%	100.0%	100.0%

(1)	Includes the 29 assisted living properties that EHSI owned as of March 31, 2006. Of the 29 assisted living facilities, 15 have been transferred from EHSI to ALC since March 31, 2006. EHSI has agreed to sell the remaining facilities to ALC, subject only to the receipt from local planning commissions of approval to subdivide the facilities. We have leased these facilities from EHSI in the interim.

EBITDA and EBITDAR

The following table sets forth a reconciliation of net income to EBITDA and EBITDAR.

	Six Months
	Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003

Net income	$4,142	$5,057	$12,342	$1,635	$1,067
Loss from discontinued operations, net of tax benefit	1,273	175	368	228	628
Provision for income taxes	4,631	3,244	8,119	1,138	1,013

Income from continuing operations before income taxes	10,046	8,476	20,829	3,001	2,708
Add:
Depreciation and amortization	8,292	6,599	14,750	3,281	3,032
Interest expense, net	5,414	6,127	11,603	1,738	2,698
Loss on early retirement of debt	—	—	—	647	—

EBITDA	23,752	21,202	47,182	8,667	8,438
Add: Lease expense	7,025	5,853	12,852	66	73

EBITDAR	$30,777	$27,055	$60,034	$8,733	$8,511

The following table sets forth the calculations of EBITDA and EBITDAR percentages:

	Six Months
	Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003

Revenues	$113,774	$93,154	$204,949	$33,076	$31,177

EBITDA	$23,752	$21,202	$47,182	$8,667	$8,438

EBITDAR	$30,777	$27,055	$60,034	$8,733	$8,511

EBITDA as percent of total revenue	20.9%	22.8%	23.0%	26.2%	27.1%

EBITDAR as percent of total revenue	27.1%	29.0%	29.3%	26.4%	27.3%

EBITDA, as a percentage of total revenues, decreased to 23.0% in 2005 from 26.2% in 2004 and 27.1% in 2003. This decrease in EBITDA was primarily attributable to lease costs. ALC leased 50 of its assisted living facilities, whereas EHSI had only one leased assisted living facility, resulting in lease expense increasing from 0.2% to 6.3% of total revenues between 2004 and 2005. Both general and administrative expenses and operating expenses, as a percentage of revenues, decreased as a result of the ALC acquisition. Between the six month periods ended June 30, 2005 and 2006, EBITDA increased from $21.2 million to $23.8 million and EBITDA percentage decreased from 22.8% to 20.9%. The increase in EBITDA was offset by the $2.3 million of transaction costs related to our separation from Extendicare and the decrease in EBITDAR percentage is almost entirely a result of these same transaction costs.

EBITDAR, as a percentage of total revenues increased from 26.4% in 2004 to 29.3% in 2005 as a result of the synergies resulting from the consolidation of EHSI and Historic ALC operations. In addition, EBITDAR decreased slightly from 29.0% in the six months ended June 30, 2005 to 27.1% in the six months ended June 30, 2006. Lower EBITDAR in the six months ended June 30, 2006 compared to full year 2005 was attributable in part to higher energy costs due to the winter period and a decline in private and total census.

Please see “— Business Overview — Key Performance Indicators — EBITDA and EBITDAR” above for a discussion of our use of EBITDA and EBITDAR and a description of the limitations of such use.

Results from Operations:

Six Months Ended June 30, 2006 Compared with the Six Months Ended June 30, 2005

The following table sets forth details of our revenues and income as a percentage of total revenues:

	Six Months
	Ended June 30,
	2006	2005

Revenues	100.0%	100.0%
Operating costs	66.6	66.9
General and administrative costs	4.3	4.1
Lease, depreciation and amortization	13.5	13.4
Interest expense, net	4.8	6.6
Transaction costs	2.0	—

Income from continuing operations	8.8	9.1
Income tax expense	4.1	3.5

Net income from continuing operations after income taxes	4.7	5.6
Loss from discontinued operations before income taxes	(1.8)	(0.3)
Income tax benefit on discontinued operations	(0.7)	(0.1)

Net loss from discontinued operations	(1.1)	(0.2)

Net income	3.6	5.4

Revenues

Revenues in the six months ended June 30, 2006 increased $20.6 million, or 22.1%, to $113.8 million from $93.2 million in the six months ended June 30, 2005. Revenues increased $18.9 million as a result of the acquisition of Historic ALC. Revenues from other facilities increased $1.7 million, or 9.8%, due to an average rate increase of 9.7% and an increase in ADC in the period related to the opening during 2005 of three newly-constructed facilities (150 units) and the opening during 2005 and 2006 of 112 newly-constructed units at four existing facilities.

Operating Costs

Operating costs increased $13.5 million, or 21.6%, in the six months ended June 30, 2006 compared to the six months ended June 30, 2005. Operating costs increased $12.6 million as a result of the acquisition of Historic ALC. Operating costs at other facilities increased $0.9 million, or 6.4%.

General and Administrative Costs

General and administrative costs increased $1.1 million, or 30.3%, in the six months ended June 30, 2006 compared to the six months ended June 30, 2005. The increase was primarily due to the acquisition of Historic ALC.

Lease Costs, Depreciation and Amortization

Lease costs increased $1.2 million to $7.0 million in the six months ended June 30, 2006 compared to the six months ended June 30, 2005 as a result of the acquisition of Historic ALC, which added 55 leased facilities. Depreciation and amortization increased $1.7 million to $8.3 million in the six months ended June 30, 2006 compared to $6.6 million in the six months ended June 30, 2005. This increase was primarily due to the acquisition of Historic ALC, and includes the amortization of customer relationship intangibles, totaling $1.1 million.

Interest Expense, Net

Interest expense, net of interest income, decreased $0.7 million to $5.4 million in the six months ended June 30, 2006 compared to the six months ended June 30, 2005 due to the acquisition of Historic ALC.

Transaction Costs

Transaction costs related to our separation from Extendicare amounted to $2.3 million in the six months ended June 30, 2006. No costs related to the separation were incurred in the six month period ended June 30, 2005. Extendicare made a capital contribution of $2.3 million in cash in the six months ended June 30, 2006 to fund these costs.

Net Income from Continuing Operations before Income Taxes

Net income from continuing operations before income taxes for the six months ended June 30, 2006 was $10.0 million compared to $8.5 million for the six months ended June 30, 2005 due to the reasons described above.

Income Taxes

Income tax expense for the six months ended June 30, 2006 was $4.6 million compared to $3.2 million for the six months ended June 30, 2005. Our effective tax rate was 46.1% for the six months ended June 30, 2006 compared to 38.3% for the six months ended June 30, 2005. The increase in the effective rate was caused by the $2.3 million in transaction costs, which are nondeductible for tax purposes.

Net Income from Continuing Operations

Net income from continuing operations for the six months ended June 30, 2006 was $5.4 million compared to $5.2 million for the six months ended June 30, 2005 due to the reasons described above.

Loss from Discontinued Operations

The loss from discontinued operations before income taxes was $2.1 million in the six months ended June 30, 2006 compared to $0.3 million in the six months ended June 30, 2005. The increase was due to a $1.7 million loss from impairment of long-lived assets relating to a facility in Texas that we decided in March 2006 to close and sell.

Discontinued operations also included operations of two facilities in Washington and one facility in Oregon. All these facilities were discontinued due to poor financial performance.

Net Income

Net income for the six months ended June 30, 2006 was $4.1 million compared to $5.1 million for the six months ended June 30, 2005 due to the reasons described above.

Three Year Financial Comparative Analysis

The following table sets forth details of our revenues and income as a percentage of total revenues:

	Year Ended December 31,
	2005	2004	2003

Revenues	100.0%	100.0%	100.0%
Operating costs	67.4	72.1	71.1
General and administrative costs	3.3	1.5	1.6
Lease, depreciation and amortization	13.5	10.1	10.0
Interest expense, net	5.6	5.2	8.6
Loss on retirement of debt	—	2.0	—

Income from continuing operations	10.2	9.1	8.7
Income tax expense	4.0	3.5	3.3

Net income from continuing operations	6.2	5.6	5.4
Loss from discontinued operations, net of tax	(0.2)	(0.7)	(2.0)

Net income	6.0%	4.9%	3.4%

Year Ended December 31, 2005 Compared with Years Ended December 31, 2004 and 2003

Revenues

Revenues increased $171.9 million in 2005 to $204.9 million from $33.1 million in 2004. Revenue increased by $169.1 million due to the acquisition of Historic ALC on January 31, 2005. Revenues from other assisted living facilities increased $2.8 million, or 8.4%. Revenues increased $1.9 million, or 6.1%, in 2004 to $33.1 million from $31.2 million in 2003 due primarily to annual rate increases and an increase in census.

Operating Costs

Operating costs increased $114.4 million in 2005 to $138.1 million from $23.8 million in 2004 due primarily to the acquisition of Historic ALC. Operating costs increased by $112.6 million due to the acquisition of Historic ALC. Operating costs for other assisted living facilities increased $1.8 million, or 7.4%. Operating costs increased $1.6 million, or 7.2% in 2004 to $23.8 million from $22.2 million in 2003 due primarily to an increase in census.

General and Administrative Costs

General and administrative costs increased $6.3 million in 2005 to $6.8 million from $0.5 million in 2004 due primarily to the acquisition of Historic ALC. General and administrative costs were $0.5 million both in 2004 and 2003.

Lease Costs, Depreciation and Amortization

Lease costs increased $12.8 million in 2005 to $12.9 million as a result of the acquisition of Historic ALC that as a result we acquired 55 leased facilities. Depreciation and amortization increased $11.5 million in 2005 to $14.8 million primarily due to the acquisition of Historic ALC, and includes the amortization of $1.9 million for ALC customer relationships. Lease costs were $0.1 million in both 2004 and 2003. Depreciation and amortization increased $0.3 million in 2004 compared to 2003.

Interest Expense, Net

Interest expense, net of interest income, increased $9.9 million in 2005 to $11.6 million due to the acquisition of ALC. Interest expense, net of interest income, decreased $1.0 million in 2004 compared to 2003. The indebtedness and the associated interest was less in 2004 due to EHSI’s lower debt balances.

Loss on Refinancing and Retirement of Debt

There was no loss in 2005 or 2003, but a $0.6 million loss was allocated in 2004 relating to the early retirement of EHSI debt.

Net Income from Continuing Operations before Income Taxes

Net income from continuing operations for 2005 was $20.8 million compared to $3.0 million in 2004 and $2.7 million in 2003 due to the reasons described above.

Income Taxes

Income tax expense for 2005 was $8.1 million compared to $1.1 million in 2004 and $1.0 million in 2003. Our effective tax rate was 39.0% in 2005 compared to 37.9% in 2004 and 37.4% in 2003.

Net Income from Continuing Operations

Net income from continuing operations for 2005 was $12.7 million compared to $1.9 million in 2004 and $1.7 million in 2003 due to the reasons described above.

Loss from Discontinued Operations

The loss from discontinued operations before income taxes was $0.7 million in 2005 compared to $0.4 million in 2004 and $1.0 million in 2003. The 2005 loss included operations from two facilities in Washington, one facility in Oregon and one facility in Texas. The 2004 loss included the same facilities as for 2005 plus operations from three facilities in Arkansas and one facility in Ohio. These facilities were discontinued due to poor financial performance.

Net Income

Net income for 2005 was $12.3 million compared to $1.6 million for 2004 to $1.1 million for 2003. The increase in net income was due to the reasons described above.

Related Party Transactions

Transactions with Shareholder and Affiliates

Prior to our separation from Extendicare, we insured certain risks with Laurier Indemnity Company, Ltd. an affiliated insurance subsidiary of Extendicare and third party insurers. The combined statements of income for 2005, 2004 and 2003 include intercompany insurance premium expenses of $704,000, $58,000 and $41,000, respectively. The combined statements of income for the six months ended June 30, 2006 and 2005 include intercompany insurance premium expenses of $537,000 and $282,000, respectively.

Prior to our separation from Extendicare, we purchased computer hardware and software support services from Virtual Care Provider, Inc., a subsidiary of Extendicare. The annual cost of services was based on agreed upon rates that, we believe, approximated market rates, and was $985,000, $267,000 and $272,000 for 2005, 2004 and 2003, respectively. In addition, we purchased payroll and benefits, financial management and reporting, legal, human resources and reimbursement services from EHSI. The annual cost was based upon actual incremental costs of the services provided and was $670,000, $238,000, $231,000 in 2005, 2004 and 2003, respectively. The combined statements of income for the six months ended June 30, 2006 and 2005 include intercompany information technology, accounting and administrative support charges of $1,365,500 and $559,000, respectively.

Prior to our separation from Extendicare, EHSI’s U.S. parent company, Extendicare Holdings Inc., or EHI, was responsible for all U.S. federal tax return filings and therefore we incurred charges (payments) from (to) EHI for income taxes. Accordingly, we had balances due to EHSI, who in turn had balances due to EHI, in each of the three years 2005, 2004 and 2003. Advances made and outstanding in respect of federal tax payments and other sundry working capital advances were non-interest bearing.

EHSI’s has also borrowed under its line of credit to fund the purchase of Historic ALC and for other reasons related to our assisted living facilities. Please see “— Liquidity and Capital Resources — Debt Instruments” below for a description of the EHSI credit facility and related transactions.

Balances Due to Shareholder and Affiliates

		As of June 30,	As of December 31,
Affiliate	Purpose	2006	2005	2004
		(In thousands)
		Receivable (payable)

Current assets:
Extendicare Holdings, Inc.	Deferred federal income taxes	$—	$350	$352
Extendicare Health Services, Inc.	Working capital advances	1,714	76	—

		1,714	426	352

Current liabilities:
Extendicare Holdings, Inc.	Federal income taxes	$(3,062)	$—	$—
Extendicare Holdings, Inc.	Deferred federal income taxes	(114)

		(3,176)	—	—

Long-term liabilities:
Extendicare Holdings, Inc.	Deferred federal income taxes	(3,101)	(3,324)	(1,137)
Extendicare Health Services, Inc.	Interest-bearing advances	(32,718)	(47,218)	—

		(35,819)	(50,542)	(1,137)

		$(37,281)	$(50,116)	$(785)

Liquidity and Capital Resources

Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005

Sources and Uses of Cash

We had cash and cash equivalents of $4.3 million at June 30, 2006 compared to $6.4 million at December 31, 2005. The table below sets forth a summary of the significant sources and uses of cash:

	Six Months Ended
	June 30,
	2006	2005
	(In thousands)

Cash provided by operating activities	$16,407	$17,259
Cash used in investing activities	(4,796)	(154,399)
Cash provided by (used in) financing activities	(13,733)	144,156
Increase in cash and cash equivalents	(2,122)	7,016

Cash flow from operating activities was $16.4 million in the six months ended June 30, 2006 compared to $17.3 million in the six months ended June 30, 2005. The decrease of $0.9 million was primarily a result of a reduction in working capital of $4.8 million offset by increased net income.

Our working capital decreased $4.8 million in the six months ended June 30, 2006 compared to December 31, 2005, primarily relating to a $14.5 million repayment of the interest-bearing advance due to EHSI.

It is not unusual for us to operate in the position of a working capital deficit because our revenues are collected more quickly, often in advance, than our obligations are required to be paid. This can result in a low level of current assets to the extent cash has been deployed in business development opportunities or used to pay off longer term liabilities. As discussed below, we plan to have a line of credit in place following our separation from Extendicare.

Property and equipment decreased $5.8 million in the six months ended June 30, 2006 compared to December 31, 2005. Property and equipment decreased by (i) $6.9 million from depreciation expense, (ii) $1.7 million resulting from a provision for impairment of long-lived assets, and (iii) $1.8 million as a result of the reclassification of assets held for sale. These decreases were partially offset by increases of (i) $3.4 million due to normal capital expenditures, and (ii) $1.2 million from new construction projects.

Total long-term debt, including both current and long-term maturities of debt, was $130.2 million as of June 30, 2006 compared to $131.5 million at December 31, 2005. In addition, as of June 30, 2006, we owed EHSI $32.7 million compared to $47.2 million as of December 31, 2005. The decrease was due to a prepayment of $14.5 million. This bears interest at 6% and is due in January 2010, but can be prepaid at any time. We expect that this loan will be converted into equity at the time of our separation from Extendicare.

Cash used in investing activities was $4.8 million for the six months ended June 30, 2006 compared to $154.4 million in the six months ended June 30, 2005. The six months ended June 30, 2005 included a net payment of $139.3 million for the acquisition of ALC and there was no similar payment in the six months ended June 30, 2006. Payments for new construction projects were $1.2 million for the six months ended June 30, 2006 compared to $10.0 million for the six months ended June 30, 2005.

Cash used in financing activities was $13.7 million for the six months ended June 30, 2006 compared to cash provided by financing activities of $144.2 million in the six months ended June 30, 2005. A capital contribution of $80.0 million was received from EHSI and debt proceeds of $60.0 million were also received in the six months ended June 30, 2005 to finance the ALC acquisition. In the six months ended June 30, 2006, a $14.5 million prepayment was made to EHSI to reduce the balance of debt owed to it.

Three Year Financial Comparative Analysis

Sources and Uses of Cash

We had cash and cash equivalents of $6.4 million at December 31, 2005 compared to $0.1 million at December 31, 2004 and $0.2 million as of December 31, 2003. The table below sets forth a summary of the significant sources and uses of cash:

	Year Ended December 31,
	2005	2004	2003
	(In thousands)

Cash provided by operating activities	$28,762	$4,818	$5,224
Cash used in investing activities	(158,966)	(10,471)	(3,690)
Cash provided by (used in) financing activities	136,524	5,547	(2,172)
Increase (decrease) in cash and cash equivalents	6,320	(106)	(638)

Cash flow from operating activities was $28.8 million in 2005 compared to $4.8 million in 2004 and $5.2 million in 2003. Comparing 2005 with 2004, the increase of $24.0 million was primarily a result of the acquisition of Historic ALC.

Our working capital decreased by $9.9 million, $0.1 million and $0.7 million for 2005, 2004 and 2003, respectively. The 2005 decrease related primarily to the acquisition of Historic ALC. The decreases for 2004 and 2003 related primarily to the use of cash for new construction projects.

Property and equipment increased by $305.0 million in 2005. Property and equipment increased by (i) $283.7 million from the acquisition of Historic ALC, (ii) $12.8 million due to a capital lease recorded pursuant to the modification of our lease with Assisted Living Facilities, Inc., or ALF, an unrelated party, (iii) $15.2 million from new construction projects, and (iv) $5.8 million due to normal capital expenditures. These decreases were partially offset by depreciation expense of $12.4 million and other items of $0.1 million.

Total long-term debt, including current and long-term maturities, increased by $131.5 million during 2005. This increase included $143.6 million of debt assumed in the acquisition of ALC, a capital lease obligation of $12.8 million recorded pursuant to the modification of our lease with ALF and $60.0 million of debt from borrowings under EHSI’s credit facility. These increases were partially offset by decreases of (i) $34.0 million due to termination and repayment of the ALC GE Capital term loan, (ii) $22.0 million due to prepayment of variable rate revenue bonds, (iii) $21.6 million due to payments of borrowings under the EHSI credit facility, and (iv) $7.3 million in other debt payments and other items. The ALC GE Capital term loan of $34.0 million and $22.0 million in variable rate revenue bonds were repaid using cash of $5.0 million and advances of $51.0 million from EHSI. In December 2005, we repaid $3.8 million of this advance to reduce the balance due to EHSI to $47.2 million at December 31, 2005. The advance to EHSI bears interest at 6% and is due in January 2010, but can be prepaid at any time. Upon our separation from Extendicare, the loan to EHSI will be converted into equity.

Cash used in investing activities was $159.0 million, $10.5 million and $3.7 million for 2005, 2004 and 2003 respectively. The increase of $148.5 million in investing activities between 2004 and 2005 was due to(i) the acquisition of Historic ALC which resulted in a net payment of $138.1 million, (ii) increased capital expenditures for construction projects of $2.5 million, (iii) increased normal capital expenditures of $4.3 million resulting from the greater number of facilities after the acquisition of Historic ALC, (iv) an increase of $3.7 million relating to proceeds received in 2004 from the sale of three Arkansas facilities, and (v) other decreases of $0.1 million. The increase in investing activities between 2003 and 2004 of $6.8 million was the result of increased capital expenditures for new construction projects of $9.7 million, other increases of $0.8 million, and a decrease of $3.7 million relating to proceeds received in 2004 from the sale of three Arkansas facilities.

Cash provided by financing activities was $136.5 million for 2005 and $5.5 million for 2004 compared to cash used by financing activities of $2.2 million in 2003. For 2005, cash provided by financing activities included: (i) a capital contribution of $101.6 million received from EHSI to finance the acquisition of Historic ALC, (ii) debt proceed of $60.0 million to finance the acquisition of Historic ALC, (iii) an interest-bearing advance of $51.0 million received from EHSI to enable us to repay debt as mentioned above, (iv) other capital contributions of $9.5 million from EHSI primarily to finance new construction projections, and (v) other items of $2.6 million. These amounts were partially offset by payments of long-term debt of $84.4 million and repayment of interest-bearing advance of $3.8 million. The only financing activities for 2004 and 2003 were capital contributions from EHSI and capital distributions to EHSI.

Debt Instruments

Summary of Long-Term Debt

	Interest	June 30,	December 31,
	Rate(1)	2006	2005	2004
		(In thousands)

6.24% Red Mortgage Capital Note due 2014	6.51%	$36,198	$36,533	$—
DMG Mortgage notes payable, interest rates ranging from 7.58% to 8.65%, due 2008	6.01%	26,694	27,263	—
Capital lease obligations, interest rates ranging from 2.84% to 13.54%, maturing through 2009	7.32%	12,030	12,222	—
Oregon Trust Deed Notes, interest rates ranging from 0.25% to 10.90%, maturing from 2020 through 2026	6.72%	9,367	9,483	—
HUD Insured Mortgages, interest rates ranging from 7.40% to 7.55%, due 2036	6.89%	7,636	7,673	—
Term Loan due 2010 under EHSI Credit Facility, at variable interest rates	6.02%	38,256	38,352	—

Long-term debt before current maturities		130,181	131,526	—
Less current maturities		3,116	2,925	—

Total long-term debt		$127,065	$128,601	$—

(1)	Interest rate is effective interest rate as of June 30, 2006. The above summary of long-term debt excludes the loan due to EHSI of $32.7 million as of June 30, 2006. The effective interest rate is determined as the cost of interest to the recorded fair value of the debt instrument.

6.24% Red Mortgage Capital Note due 2014

The Red Mortgage Capital Note has a fixed interest rate of 6.24%, with a 25-year principal amortization, and is secured by 24 assisted living facilities. Monthly principal and interest payments amount to approximately $0.3 million. The Red Mortgage Capital Note was entered into by subsidiaries of Historic ALC and is subject to a limited guaranty by ALC. The Red Mortgage Capital Note will remain in place post separation.

The Red Mortgage Capital Note contains customary affirmative and negative covenants applicable to the ALC subsidiaries that are the borrowers under the property level financings, including:

•	Limitations on the use of rents;

•	Notice requirements and requirements to provide annual audited and certified balance sheets and other financial information;

•	Requirement to keep the subject properties in good repair;

•	Compliance standards with respect to environmental laws;

•	Insurance maintenance requirements;

•	Limitations on liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, and property management.

Events of default under the Red Mortgage Capital Note are customary and include (subject to customary grace periods):

•	Failure to pay principal or interest when due;

•	Transfers of interests in subsidiaries, and changes in corporate or other status;

•	Transfers of all or part of mortgaged properties;

•	Failure to provide sufficient insurance;

•	Breaches of certain covenants; and

•	Bankruptcy related defaults.

We are a limited guarantor under the Red Mortgage Capital Note. Our guarantee is of any loss or damage suffered by the lender as a result of any of the borrower’s failure to pay the proceeds due under insurance policies or condemnation awards, tenant security deposits, failure to apply rents/profits payable under the loan documents, and loss due to any fraud, material misrepresentation or failure to disclose a material fact by a borrower.

DMG Mortgage Notes Payable due 2008

DMG Mortgage Notes Payable (“DMG Notes”) includes three fixed rate notes that are secured by 13 assisted living facilities located in Texas, Oregon and New Jersey. The DMG Notes were entered into by subsidiaries of Historic ALC and are subject to a limited guaranty by ALC. These notes collectively require monthly principal and interest payments of $0.2 million, with balloon payments of $11.8 million, $5.3 million and $7.2 million due at maturity in May, August and September 2008, respectively. These loans bear interest at fixed rates ranging from 7.58% to 8.65%. The DMG Notes will remain in place post separation.

The DMG Notes contain affirmative and negative covenants customary for property level financings, including:

•	The establishment and maintenance of reserve accounts;

•	Notice requirements and requirements to provide annual audited and certified balance sheets and other financial information;

•	Requirements to maintain insurance and books and records; and

•	Compliance with applicable laws.

Events of Default under the DMG Notes are customary and include (subject to customary grace periods):

•	Failure to pay principal or interest when due;

•	Failure to provide sufficient insurance;

•	Breaches of certain covenants;

•	Bankruptcy related defaults;

•	Abandonment of all or a portion of property;

•	Dissolution, termination, partial or complete liquidation, merger or consolidation of Mortgagor, any of its principals, any general partner or any managing member; and

•	Limitations on indebtedness, liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, property management, and alteration of improvements.

We are a limited guarantor under a guaranty agreement between us and the lender. Our guarantee is of any loss or damage suffered by the lender as a result of any of the borrower’s failure to pay the proceeds due under insurance policies or condemnation awards, tenant security deposits, failure to apply rents/profits payable under the loan documents, and loss due to any fraud, material misrepresentation or failure to disclose a material fact by a borrower. We have further agreed to honor obligations and indemnities relating to hazardous or toxic substances and compliance with environmental laws and regulations.

Capital Lease Obligations

In January 2005, we amended lease agreements with ALF relating to five assisted living facilities located in Oregon. The amended lease agreements provide us with an option to purchase the facilities in 2009 at a fixed price. The purchase option was determined to be a bargain purchase price, requiring the classification of these leases to be changed from operating to capital. As a result, a capital lease obligation of $12.8 million was recorded, which represents the estimated market value of the properties as of the lease amendment date and also approximates the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009 with closing on or about December 31, 2009.

These capital leases have now been combined into one master lease under which we are the lessee, rather than the guarantor, and which contains customary affirmative and negative covenants including:

•	Payment of all taxes and fees including maintenance and repairs and utilities;

•	Acquisition and maintenance of governmental approvals;

•	Maintenance of insurance and books and records;

•	Compliance with applicable laws;

•	Removal of any hazardous substances discovered on leased premises;

•	Limitations on indebtedness, liens, operations, lines of business, corporate activities, and dispositions of property.

Events of Default under the capital lease are customary and include (subject to customary grace periods):

•	Failure to pay principal or interest when due or to perform obligations under loan documents;

•	Bankruptcy or receivership defaults;

•	Attachment of lease not dismissed or released within 60 days;

•	Assignment for the benefit of creditors;

•	Default under the option purchase agreement; and

•	Voluntary abandonment of the leased property.

Oregon Trust Deed Notes

The Oregon Trust Deed Notes (“Oregon Revenue Bonds”) are secured by buildings, land, furniture and fixtures of six Oregon assisted living facilities of Historic ALC. The notes are payable in monthly installments including interest at effective rates ranging from 0.25% to 10.9%.

Under debt agreements relating to the Oregon Revenue Bonds, we are required to comply with the terms of certain regulatory agreements until the scheduled maturity dates of the Oregon Revenue Bonds. Please see “— Revenue Bond Commitments” below for details of the regulatory agreements. The Oregon Revenue Bonds will remain in place post separation.

ALC is the sole borrower and mortgagor under the Oregon Revenue Bonds, which contain affirmative and negative covenants customary for property level financings, including:

•	Notice requirements and requirements to provide annual audited balance sheets and other financial information;

•	The establishment and maintenance of operating and reserve accounts and security deposits;

•	The maintenance of monthly occupancy levels;

•	Requirements to maintain insurance and books and records, and compliance with laws; and

•	Limitations on liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, property management, and alterations or improvements.

Events of default under the Oregon Revenue Bonds are customary and include (subject to customary grace periods):

•	Failure to lease at least 20% of the property units to low or moderate income persons;

•	Failure to pay principal or interest when due, to perform obligations in any loan documents, or to maintain subordination of other loan agreements;

•	Failure to provide sufficient insurance;

•	Breach of any warranty of title or misrepresentation in financial statements or reports;

•	Bankruptcy related defaults;

•	Failure to perform covenants or obligations; and

•	Certain changes in ownership or control, or transfers of interest in properties without prior consent.

HUD Insured Mortgages due 2036

The HUD insured mortgages include three separate loan agreements entered into in 2001 between subsidiaries of ALC and the lenders. The mortgages are each secured by a separate assisted living facility located in Texas. These loans mature between July 1, 2036 and August 1, 2036 and collectively require principal and interest payments of $50,000 per month. The loans bear interest at fixed rates ranging from 7.40% to 7.55% and will remain in place post separation. The loans are not guaranteed.

The HUD insured mortgages contain customary affirmative and negative covenants including:

•	Establishment and maintenance of a reserve account;

•	Maintenance of property and insurance;

•	Requirements to provide annual audited balance sheets and other financial information;

•	Maintenance of governmental approvals and licenses and compliance with applicable laws; and

•	Limitations on indebtedness, distributions, liens, operations, fundamental changes, lines of business, corporate activities, dispositions of property, property management, and alterations and improvements.

Events of default under the HUD insured mortgages are customary and include (subject to customary grace periods):

•	Failure to establish and maintain a reserve account;

•	Conveyance, transfer or encumbrance of certain property without the lender’s consent;

•	Construction on mortgaged property without lender’s consent or failure to maintain the property or using the property for unauthorized purposes;

•	Establishment of unauthorized rental restrictions or making of certain distributions;

•	Bankruptcy related defaults; and

•	Breaches of certain other covenants.

Line of Credit

We have access to utilize, subject to certain restrictions, EHSI’s line of credit. As at December 31, 2005 and June 30, 2006 we had not accessed EHSI’s line of credit. Prior our separation from Extendicare, we plan to arrange a separate line of credit. We expect that EHSI’s debt will be refinanced in connection with our separation from Extendicare, and that security interests on our assets associated with the EHSI line of credit will be released.

Term Loan Due 2010 under EHSI Credit Facility

EHSI has periodically borrowed under its previous line of credit for reasons related to our assisted living facilities. In January 2005, EHSI borrowed $60.0 million under its credit facility to finance the acquisition of Historic ALC. An allocated portion of these borrowings have been reflected on our historic combined balance sheet as long-term debt. As of December 31, 2005, and June 30, 2006, ALC’s allocated share of the term loan under the

EHSI credit facility was $38.3 million and is included in ALC’s long-term debt. Interest paid to EHSI during 2005 relating to the EHSI term loan was $2.1 million.

Upon our separation from Extendicare, this term loan will not be converted into equity and EHSI will continue to be liable for all of the outstanding amounts under the loan. Although some of our assisted living facilities currently secure EHSI’s credit facility, we expect EHSI to obtain a release of these security interests in connection with the refinancing of its credit facility. In addition, neither we nor any of our subsidiaries will guarantee any amounts under the credit facility.

EHSI Long Term Debt

EHSI has two private placements, consisting of Senior and Subordinated Notes, that are secured in part by certain of our assisted living facilities. Prior to the completion of our separation from Extendicare, we expect that the Senior and Subordinated Notes will be repaid in full or that we will otherwise be released from our obligations thereunder, the associated swap and cap agreements will be terminated, and alternative financing arranged by EHSI. We expect that all costs associated with the refinancing of the Senior and Subordinated Notes will be borne by EHSI. The cost associated with such refinancing is not reflected in our historical combined financial statements or in our unaudited pro forma condensed combined financial statements.

EHSI 6% Advance to ALC

As of December 31, 2005 and June 30, 2006, EHSI had advanced to ALC $47.2 million and $32.7 million, respectively. The EHSI advance is reported on the combined balance sheet as “Due to Shareholders and Affiliates,” and separate from long-term debt. On August 4, 2005, EHSI entered into a new credit facility and borrowed the full $86.0 million term loan portion of the facility and also borrowed $13.9 million of the $114.0 million revolving credit portion of the facility. It used the proceeds to repay in full the $64.0 million balance under its former credit facility (including the $60.0 million borrowed for the ALC acquisition) and advanced $34.0 million to ALC to repay ALC’s GE Capital term loan that Historic ALC had entered into; the remainder was paid in fees and expenses. In December 2005, EHSI advanced $17.0 million to ALC to repay $21.1 million of indebtedness that Historic ALC had incurred under certain revenue bonds. As a result of these transactions, ALC incurred indebtedness of $51.0 million to EHSI that was subsequently reduced to $47.2 million at December 31, 2005 and further reduced to $32.7 million at June 30, 2006 through prepayments. The advance from EHSI bears interest at 6% and ALC paid interest of $0.9 million to EHSI in 2005 on this advance. Upon the separation transaction, this advance will be converted into equity of ALC.

Principal Repayment Schedule

Principal payments on long-term debt, net of discount and excluding intercompany debt, due within the next five years and thereafter as of December 31, 2005 are set forth below (dollars in thousands). There were no material changes in our monthly debt service payments from December 31, 2005 to June 30, 2006.

2006	$2,925
2007	3,115
2008	26,897
2009	30,691
2010	19,889
After 2010	48,009

$131,526

Letters of Credit

As of December 31, 2005, we had issued $0.8 million in letters of credit secured by cash held as collateral for landlords of certain leased facilities. In addition, we had issued $2.9 million of letters of credit, secured by cash held as collateral for workers compensation claims. The letters of credit are renewed annually and have maturity dates ranging from January 2007 to February 2007.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Cash Management

As of December 31, 2005, we held cash and cash equivalents of $6.4 million. We forecast on a regular monthly basis cash flows to determine the investment periods, if any, of certificates of deposit and monitor daily the incoming and outgoing expenditures to ensure available cash is invested on a daily basis.

Future Liquidity and Capital Resources

We believe that our cash from operations, together with other available sources of liquidity, including borrowings available under the credit facility that we plan to enter prior to the separation, will be sufficient for the next 12 months and beyond to fund operations, anticipated capital expenditures and required payments of principal and interest on our debt post separation. We expect that our credit facility will provide to us the ability to finance acquisition and construction projects to increase our overall capacity and to provide working capital as required for our operations.

Capital Commitments

During 2005, we completed eight construction projects for a total cost of $25.5 million. We have four additional construction projects in progress that will increase operational capacity at four assisted living facilities by 77 units. Total costs incurred through December 31, 2005 on these projects were approximately $2.2 million and purchase commitments of $0.5 million are outstanding. The total estimated cost of the uncompleted projects is approximately $12.5 million.

Accrual for Self-Insured Liabilities

At December 31, 2005, we had an accrued liability for settlement of self-insured liabilities of $1.3 million in respect of general and professional liability claims. Claim payments were $0.3 million in 2005. There was no liability or payments prior to 2005. The accrual for self-insured liabilities includes estimates of the cost of both reported claims and claims incurred but not yet reported. We estimate that $0.3 million of the total $1.3 million liability will be paid within the next twelve months. The timing of payments is not directly within our control, and, therefore, estimates are subject to change in the future. We believe we have provided sufficient provisions for incurred general and professional liability claims as of December 31, 2005.

Revenue Bonds Commitments

We have six ALC assisted living facilities in Oregon that are financed by revenue bonds that mature between 2020 through 2026. Under the terms and conditions of the debt agreements, we are required to comply with the terms of the regulatory agreement until the original scheduled maturity dates for the revenue bonds outlined below. In addition, we financed 15 assisted living facilities located in the States of Washington, Idaho and Ohio with revenue bonds that were prepaid in full in December 2005. The aggregate amount of the revenue bonds upon repayment was $21.1 million. Despite the prepayment of the revenue bonds, under the terms and conditions of the debt agreements, we are required to continue to comply with the terms of the regulatory agreements described below until the original scheduled maturity dates for the revenue bonds. The original scheduled maturity dates were 2018 for the Washington revenue bonds, 2017 for the Idaho revenue bonds, and 2018 for the Ohio revenue bonds.

Under the terms of the debt agreements relating to the Revenue bonds, we are required, among other things, to lease at least 20% of the units of the facilities to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. This condition is required in order to preserve the federal income tax exempt status of the Oregon Revenue Bonds during the term they are held by the bondholders. There are additional requirements as to the age and physical condition of the residents with which we must also comply. We must also comply with the terms of the conditions of the underlying trust deed relating to the debt agreement and report on a periodic basis to the State of Oregon, Housing and Community Services Department, (“OHCS”), for the Oregon revenue bonds, the Washington State Housing Finance Commission, (“WSHFC”), for the Washington revenue bonds, the Ohio Housing Finance Commission, (“OHFC”), for the Ohio revenue bonds, and the Idaho Housing & Community Services, (“IHCS”), for the Idaho revenue bonds. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs.

In addition, we lease five properties from Assisted Living Facilities, Inc., or ALF, an unrelated party, in Oregon and five properties from LTC Properties, Inc., or LTC, in Washington that were financed through the sale of revenue bonds. We must comply with the terms and conditions contained in related debt agreements and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. The leases requires, among other things, that in order to preserve the federal income tax exempt status of the bonds, we are required to lease at least 20% of the units of the facilities to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which we must also comply. Pursuant to the lease agreements with ALF and LTC, we must comply with the terms and conditions of the underlying trust deed relating to the debt agreement and report on a periodic basis to the OHCS, for the ALF leases, and the WSHFC, for the LTC leases.

$100 Million Credit Facility

We expect to enter into a revolving credit agreement in the amount of approximately $100 million (the “Revolving Credit Facility”) with GE Healthcare Services, Inc. (or an affiliate thereof) and other lenders prior to our separation from Extendicare. We expect that the Revolving Credit Facility will be available to us to provide liquidity for acquisitions, working capital, capital expenditures and for other general corporate purposes. We expect the facility to have a term of five years, bear interest at a variable rate (which we expect to be based on LIBOR plus a spread ranging from 1.5% to 2.0%) and to be secured by a select portfolio of our assets. Credit parties under the Revolving Credit Facility are expected to include subsidiaries that own or lease approximately 65 of the facilities in our portfolio. We expect that our ability to borrow under the Revolving Credit Facility will be limited to a multiple of five times trailing 12 month EBITDA (as defined in the definitive documentation) less all other consolidated debt, not to exceed an amount such that the loan-to-value ratio would exceed 75%. Please see “Description of Indebtedness” for a more detailed description of the expected terms of the Revolving Credit Facility. While we expect that the terms of the Revolving Credit Facility will be as described, until definitive documentation is executed with respect to the facility, the terms are subject to change.

Contractual Obligations

Set forth below is a table showing the estimated timing of payments under our contractual obligations as of December 31, 2005. There were no material changes in our monthly debt service payments from December 31, 2005 to June 30, 2006.

	Payments Due by Year
							After
	Total	2006	2007	2008	2009	2010	2010
	(Dollars in thousands)

Long-term debt(1)	$119,304	$2,535	$2,670	$26,392	$19,809	$19,889	$48,009
Interest payments	44,516	6,309	6,156	5,226	3,946	3,187	19,692
Operating lease commitments	115,616	13,203	13,066	13,362	13,472	13,643	48,870
Capital lease commitments	12,222	390	445	505	10,882	—	—
New construction purchase commitments	500	500	—	—	—	—	—
Other capital expenditure purchase commitments	1,400	1,400	—	—	—	—	—

Total	$293,558	$24,337	$22,337	$45,485	$48,109	$36,719	$116,571

(1)	Excludes intercompany debt of $32.7 million that will be converted to equity at the time of our separation from Extendicare.

(2)	Excludes leases with Extendicare for as many as 15 properties that will be leased until planning approval for subdivision of the property is received and ALC purchases the property.

Critical Accounting Policies

Our combined financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). For a full discussion of our accounting policies as required by GAAP, refer to the accompanying notes to the combined financial statements. We consider the accounting policies discussed below to be critical to an understanding of our combined financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain. Specific risks related to these critical accounting policies are described below.

Revenue Recognition and Accounts Receivable

We derive our revenues primarily from providing assisted living accommodation and healthcare services. In 2005, approximately 78% of our revenues were derived from our residents and their families or third party insurers. The remaining revenues are derived from state Medicaid programs. These Medicaid programs establish the rates for all facilities in their respective state.

We record accounts receivable at the net realizable value we expect to receive from individual residents and state Medicaid programs. We continually monitor and adjust our allowances associated with these receivables. We evaluate the adequacy of our allowance for doubtful accounts by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payor type. Provisions are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, we have established internally-determined percentages for allowance for doubtful accounts that are based upon historical collection trends for each payor type and age of these receivables. Accounts receivable that we estimate to be uncollectible, based upon the above process, are fully reserved for in the allowance for doubtful accounts until they are written off or collected. If circumstances change, for instance due to economic downturn, resulting in higher than expected defaults or denials, our estimates of the recoverability of our receivables could be reduced by a material amount. Our allowance for doubtful accounts for current accounts receivable totaled $0.9 million and $0.1 million at

December 31, 2005 and 2004, respectively. Our allowance for doubtful accounts for accounts receivable totaled $0.7 million as at June 30, 2006.

Measurement of Acquired Assets and Liabilities in Business Combinations

We account for acquisitions in accordance with SFAS No. 141, “Business Combinations” and have adopted the guidelines in Emerging Issues Task Force, or EITF, 02-17 for the identification of and accounting for acquired customers, which for us represents resident relationships. In an acquisition, we assess the fair value of acquired assets which include land, building, furniture and equipment, licenses, resident relationships and other intangible assets, and acquired leases and liabilities. In respect of the valuation of the real estate acquired, we calculate the fair value of the land and buildings, or properties, using an “as if vacant” approach. The fair value of furniture and equipment is estimated on a depreciated replacement cost basis. The value of resident relationships and below (or above) market resident contracts are determined based upon the valuation methodology outlined below. We allocate the purchase price of the acquisition based upon these assessments with, if applicable, the residual value purchase price being recorded as goodwill. Goodwill recorded on acquisitions is not a deductible expense for tax purposes. These estimates are based upon historical, financial and market information. Imprecision of these estimates can affect the allocation of the purchase price paid on the acquisition of facilities between intangible assets and liabilities and the properties and goodwill values determined, and the related depreciation and amortization.

Resident relationships represent the assets acquired by virtue of acquiring a facility with existing residents and thus avoiding the cost of obtaining new residents, plus the value of lost net resident revenue over the estimated lease-up period of the property. In order to effect such purchase price allocation, management is required to make estimates of the average facility lease-up period, the average lease-up costs and the deficiency in operating profits relative to the facility’s performance when fully occupied. Resident relationships are amortized on a straight-line basis over the estimated average resident stay at the facility.

Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management’s estimate of the fair market value rate, measured over a period of either the average resident stay in the facility, or the period under which we can change the current contract rates to market. The amortization period for the ALC acquisition is 24 months. Amortization of below (or above) market resident contracts are included in revenues in the consolidated statement of income.

Valuation of Assets and Asset Impairment

We record property and equipment at cost less accumulated depreciation and amortization. We depreciate and amortize these assets using a straight-line method for book purposes based upon the estimated lives of the assets. Goodwill represents the cost of the acquired net assets in excess of their fair market values. Pursuant to SFAS No. 142 we do not amortize goodwill and intangible assets with indefinite useful lives. Instead we test for impairment at least annually. Other intangible assets, consisting of the cost of leasehold rights, are deferred and amortized over the term of the lease including renewal options and resident relationships over the estimated average length of stay at the facility. We periodically assess the recoverability of long-lived assets, including property and equipment, goodwill and other intangibles, when there are indications of potential impairment based upon the estimates of undiscounted future cash flows. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset. We consider such factors as current results, trends and future prospects, current estimated market value and other economic and regulatory factors in performing these analyses.

A substantial change in the estimated future cash flows for these assets could materially change the estimated fair values of these assets, possibly resulting in an additional impairment. Changes which may impact future cash flows include, but are not limited to, competition in the marketplace, changes in private and Medicaid rates, increases in wages or other operating costs, increased litigation and insurance costs, and increased operational costs resulting from changes in legislation and regulatory scrutiny and changes in interest rates.

Self-insured Liabilities

Insurance coverage for resident care liability and other risks has become difficult to obtain from independent insurance carriers. We insure certain risks with affiliated insurance subsidiaries of Extendicare and third-party insurers. The insurance policies cover comprehensive general and professional liability, workers’ compensation and employer’s liability insurance in amounts and with such coverage and deductibles as we deem appropriate, based on the nature and risks of our business, historical experiences, availability and industry standards. We self-insure for health and dental claims, in certain states for workers’ compensation and employer’s liability for general and professional liability claims up to deductible amounts as defined in our insurance policies.

We accrue our self-insured liabilities based upon past trends and information received from an independent actuary. We regularly evaluate the appropriateness of the carrying value of the self-insured liabilities through an independent actuarial review. Our estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation.

Changes in our level of retained risk, and other significant assumptions that underlie our estimate of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities. Our accrual for self-insured liabilities totaled $1.3 million as of December 31, 2005. We had no accrued liability balance as of December 31, 2004. Our accrual for self-insured liabilities totaled $1.7 million as of June 30, 2006.

Conditional Asset Retirement Obligation

We recognize future asset retirement obligations in accordance with FIN No. 47. Conditional asset retirement obligations refer to a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be in control of the entity. FIN No. 47 requires that either a liability be recognized for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the amount can be reasonably estimated, or where it can not, that disclosure of the liability exists, but has not been recognized and the reasons why a reasonable estimate can not be made. FIN No. 47 became effective for us as of December 31, 2005 and we recorded in operating expenses in the financial statements for the year ended December 31, 2005 approximately $0.2 million for future asset retirement obligations.

We have determined that a conditional asset retirement obligation exists for asbestos remediation. Though asbestos is not currently a health hazard in our facilities, upon renovation, we may be required to take the appropriate remediation procedures in compliance with state law to remove the asbestos. The removal of asbestos-containing materials includes primarily floor and ceiling tiles from our pre-1980 assisted living facilities. The fair value of the conditional asset retirement obligation was determined as the present value of the estimated future cost of remediation based on an estimated expected date of remediation. This computation is based on a number of assumptions which may change in the future based on the availability of new information, technology changes, changes in costs of remediation, and other factors.

The determination of the asset retirement obligation is based upon a number of assumptions that incorporate our knowledge of the facilities, the asset life of the floor and ceiling tiles, the estimated timeframes for periodic renovations which would involve floor and ceiling tiles, the current cost for remediation of asbestos and the current technology at hand to accomplish the remediation work. These assumptions to determine the asset retirement obligation may be imprecise or be subject to changes in the future. Any change in the assumptions can impact the value of the determined liability and impact our future earnings.

Deferred Tax Assets

Our results of operations are included in the consolidated federal tax return of our U.S. parent company, EHI. Federal current and deferred income taxes payable (or receivable) are determined as if we filed our own income tax returns. Deferred tax assets and liabilities are recognized to reflect the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We establish a valuation allowance if we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon us generating future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. There was no valuation allowance for net state deferred tax assets at December 31, 2005 or 2004.

New Accounting Pronouncements

In July, 2006 the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, which comes into effect for fiscal years commencing after December 15, 2006. The objective of FASB Interpretation No. 48 was to increase the comparability in financial reporting of income tax uncertainties by requiring all companies to make explicit disclosures about uncertainties in the income tax positions, including a detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition. FASB Interpretation No. 48 will require companies to identify tax positions where there is a more-likely-than-not recognition threshold that the tax position taken in their tax returns would be sustained as filed. For these tax positions, we should recognize the largest amount of the tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority. We are currently evaluating the impact of FASB Interpretation No. 48 to determine the impact on our deferred and current tax liability.

Reclassifications

Certain reclassifications have been made in the prior quarters’ and years’ financial statements to conform to the current quarters’ and years’ presentation. Such reclassifications had no effect on previously reported net income (loss) or shareholders’ equity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Disclosures

At December 31, 2005, our long-term debt consisted of fixed-rate debt of $93.2 million and variable-rate debt of $38.4 million. Assuming that the balance of the variable-rate debt remained constant, each one percentage point increase in the six-month LIBOR would result in an annual increase in interest expense, and a corresponding decrease in cash flows, of approximately $0.4 million. Conversely, each one percentage point decrease in the six-month LIBOR would result in an annual decrease in interest expense, and a corresponding increase in cash flows, of approximately $0.4 million.

As of December 31, 2005, we had no derivative instruments. We do not speculate using derivative instruments and do not engage in trading activity of any kind.

Quantitative Disclosures

The table below presents principal, or notional, amounts and related weighted average interest rates by year of maturity for our debt obligations as of December 31, 2005 (dollars in thousands). There were no material changes in our monthly debt service payments from December 31, 2005 to June 30, 2006.

								Fair Value
						After		Liability
	2006	2007	2008	2009	2010	2010	Total	(Asset)

LONG-TERM DEBT:
Fixed Rate	$2,538	$2,732	$26,515	$12,090	$1,290	$48,009	$93,174	$93,775
Average Interest Rate	6.34%	6.36%	6.05%	6.38%	6.58%	6.60%	6.40%
Variable Rate	$387	$383	$382	$18,601	$18,599	—	$38,352	$38,352
Average Interest Rate	6.02%	6.02%	6.02%	6.02%	6.02%	—	6.02%

The above table incorporates only those exposures that existed as of December 31, 2005, and does not consider those exposures or positions which could arise after that date or future interest rate movements.

BUSINESS

Our Business

We are one of the five largest publicly traded operators of assisted living facilities in the United States, based on total capacity, with 206 assisted living facilities totaling 8,270 units. Our assisted living facilities, or residences, typically consist of 35 to 50 units and offer residents a supportive, home-like setting and assistance with the activities of daily living. Our facilities are purpose-built to meet the special needs of seniors and are located in targeted, middle-market suburban bedroom communities that are selected on the basis of a number of factors, including the size of our target resident pool in the community. We own 151 of our facilities, and the remaining are under long-term leases, giving us significant operational flexibility with respect to our properties. For the three months ended June 30, 2006, the average occupancy rate for our facilities was approximately 84.3% (with mature facilities, defined as facilities with all units open for at least a year, having an occupancy rate of 85.6%), the average combined monthly rate for rent and services was $2,644 per unit and the percentage of our revenue generated from private pay sources was 79.0%.

We plan to grow our revenue and operating income by:

•	increasing the overall size of our property portfolio;

•	increasing our occupancy rate and the percentage of revenue derived from private pay sources; and

•	capitalizing on the efficiencies that larger organizations can achieve in the highly fragmented senior living facility industry.

We plan to grow our property portfolio by making selective acquisitions in markets with favorable private pay demographics and, to a lesser extent, by expanding existing properties to meet any additional private pay demand in markets we currently serve. In addition, we plan to increase demand for our services among private pay residents through a focused sales and marketing effort intended to establish ALC as the provider of choice for residents who value wellness, quality of care and customer service. Because of the size of our operations and the depth of our experience in the senior living industry, we believe we are able to effectively identify and maximize cost efficiencies and to expand our portfolio by investing in attractive assets in our target communities.

We believe we are well positioned to take advantage of the growing demand for senior living facilities. This growing demand is the result of a number of demographic and macro-economic factors, including:

•	An Aging Population. The population of Americans over the age of 65 is projected to steadily and significantly increase over the next 20 years — both in absolute numbers and as a percentage of the overall population.

•	Cost Containment Pressures. As life expectancies increase and the size of the elderly population grows, the cost of caring for the elderly also increases. Federal and state governments, as well as private insurers, are increasingly turning to lower cost alternatives to acute care facilities to help contain the increase in these costs.

•	Changing Family Dynamics and Economics. We believe that an increasing number of families are unwilling or incapable of providing the day-to-day care that the elderly require. However, we believe these families are capable of assisting with the financial support for the elderly to receive the care they need in nursing homes or assisted living facilities.

As a result of these trends, we believe the demand for senior living facilities will continue to increase. Within the senior living industry, we believe that most seniors prefer the home-like setting and lifestyle of assisted living facilities to the institutional setting of nursing facilities and will therefore choose to live in assisted living facilities over nursing facilities for so long as their health and physical condition permit them to do so.

Our Competitive Strengths

Our major competitive strengths are:

Leading Provider of Long-term Care Services.  We are one of the five largest publicly traded operators of assisted living facilities in the United States. We operate 206 assisted living facilities, totaling 8,270 units, in 17 states, 151 of which are owned and the remaining 55 of which are leased under long-term leases. The size and breadth of our portfolio, as well as the depth of our experience in the senior living industry, allow us to achieve operating efficiencies that many of our competitors in the highly fragmented senior living industry cannot.

Significant Ownership of Purpose-Built, Attractive and Efficient Facilities.  We own 151 assisted living facilities, or 73% of the total number of facilities we operate. We also have the option to purchase another five assisted living facilities from an unrelated landlord in 2009. We believe that owning properties, rather than leasing, increases our operating flexibility by allowing us to:

•	refurbish facilities to meet changing consumer demands;

•	expand facilities without having to obtain landlord consent; and

•	divest facilities and exit markets at our discretion.

In addition, our facilities, which have an average age of approximately nine years, have been specifically built for the needs of senior residents and include features designed to appeal to the senior living community and their decision makers. The majority of our facilities are approximately 40-unit, single story, square shaped buildings with an enclosed courtyard, a mix of studio and one-bedroom apartments and wide hallways to accommodate our residents who use walkers and wheelchairs. The relatively small number of units and the design of our buildings enhances our ability to provide effective security and quality care, while also appealing to seniors who generally prefer easy access to their living quarters, pleasing aesthetics and simplicity of design. Our moderate sized facilities are primarily on a single level and appeal to seniors for mobility and safety reasons and provide them with easy access to common areas and exterior gardens.

Focus on Wellness, Quality of Care and Customer Service.  The staffing model of our facilities emphasizes the importance we place on delivering high quality care to our residents, with a particular emphasis on preventative care and wellness. Each of our facilities staffs a full-time registered nurse who supervises the clinical plans and health services for our residents. At each facility, we organize and oversee a variety of social and recreational activities that promote wellness and education regarding preventative healthcare measures. Furthermore, at almost all of our facilities, we employ a minimum of two staff members at all times to ensure that we meet the healthcare and security needs of our residents.

Facility Portfolio in Targeted Locations.  Most of our facilities are located in middle-market, suburban bedroom communities with populations typically ranging from 10,000 to 40,000. We have targeted these communities based on their demographic profile, the average wealth of the population and the cost of operating in the community. Focusing on smaller, middle-market suburban communities permits us to quickly build the relationships necessary to establish our reputation and effectively market to our target residents, whom we define as people having a net worth between $100,000 and $500,000. In addition, smaller middle-market communities tend to have lower real estate related costs, lower labor costs and less employee turnover than urban and larger suburban markets, which allows us to operate more efficiently and to provide more consistent services.

Experienced Executive and Senior Management Team.  Our corporate executive and senior divisional management team is highly experienced, with an average of 20 years of experience in the senior living industry. Their experience spans the senior healthcare industry and includes experience in both the assisted living and post- acute care industries, which will assist us in identifying the clinical needs of seniors and delivering high quality care to our residents.

Our Strategy

The principal elements of our business strategy are to:

Build the Company Brand.  We believe our success will be determined by the quality of services we provide and our reputation in the communities we serve, and we will strive to establish ourselves as the provider of choice in these communities for residents who value wellness, quality of care and customer service. To support the provision of high quality services to our residents, we have instituted a number of corporate, regional and facility level programs and implemented staffing models at our facilities that we believe will allow us to monitor and continually improve the level of service we provide in a cost effective manner. We believe that there are few, if any, recognized brands in the assisted living industry and that, if we can establish ourselves as the provider of choice for wellness, quality of care and customer service, demand for our services among the private pay population will grow. To implement our brand awareness strategy, we have recently launched a marketing campaign targeted at referral sources for residents, including physicians, other healthcare providers and community organizations. In addition, to further improve the level of care provided to our residents, we are exploring relationships with third-party providers that would involve the provision of ancillary healthcare or life enrichment services to our residents on our premises.

Increase Private Census within our Assisted Living Facilities.  For the six months ended June 30, 2006, approximately 71.0% of our residents were private pay, generating 79.0% of our revenues. Our strategy is to increase the number of residents in our facilities that are private pay, both by filling existing vacancies at our facilities with private pay residents and by gradually decreasing the number of units in our facilities that are available for residents that rely on Medicaid. We believe that demand among the private pay population for senior living services, including assisted living facilities, will continue to increase. We are positioning ourselves to take advantage of this expected increase in demand, both by building the company brand as described above, and, in some cases, by holding vacancies open rather than filling them with residents that rely on Medicaid. In addition to increasing awareness of our brand among referral sources and the senior population, we are seeking to increase our private pay census through our focused sales and marketing effort, which emphasizes relationship building between all levels of employees and referral sources.

Expand Our Asset Portfolio.  We expect to grow our portfolio of assisted living facilities primarily through selective acquisitions in markets with favorable private pay demographics and, to a lesser extent, by expanding existing properties to meet any additional private pay demand in markets where we currently operate. We believe our management team has the requisite experience and knowledge to successfully evaluate and integrate potential acquisitions. We expect to finance any acquisitions or add-ons primarily by a combination of fixed and variable rate debt.

The Senior Living Industry

We operate assisted living facilities within the senior living industry, which consists of a broad variety of living options for seniors. In general, the type of facility that is appropriate for a senior depends on his or her particular life circumstances, especially health and physical condition and the corresponding level of care that he or she requires.

Assisted living facilities fall in the middle of the spectrum of care and service provided to seniors in connection with their living arrangements. The various health services/living options in the senior living industry are described in more detail below:

•	Senior Apartments. Senior apartments are multifamily residential properties for persons age 55 years or older. Senior apartments do not have central dining facilities and generally do not provide meals to residents, but many offer community rooms, social activities and other amenities associated with apartment living, such as a pool, wellness center and security/emergency response systems.

•	Independent Living. Independent living communities are age-restricted multifamily properties that may have central dining facilities that provide residents as part of their monthly fee with access to meals and other services such as housekeeping, linen service, transportation, and social and recreational activities. Independent living is designed for seniors who choose to live in an environment surrounded by their peers, but are generally not reliant on assistance with activities of daily life, such as bathing, eating, toileting, transferring and dressing; some residents, however, may contract with outside providers for those services. Independent living residents tend to move into a facility by choice, oftentimes to be in a metropolitan area that is closer to their adult children.

•	Congregate Care. Congregate care is similar to independent living, but features a community environment, with one or more meals per day prepared and served in a community dining room. Many other services and amenities may be provided, such as transportation, pools, a convenience store, bank, a barber/beauty shop, resident laundry, housekeeping, and security.

•	Home Healthcare. Home healthcare is a desirable option for older people who wish to remain in their own homes, but require some form of health services due to frailty or disability. Home healthcare is provided in an individual’s home by outside providers and aims to keep the individual functioning at the highest possible level. Home healthcare services range from basic assistance with household chores to skilled nursing services. This includes home health agencies that provide nursing, skilled care, attendant care and hospice services; medical equipment companies; and infusion service companies. Non-medical components of the industry include those that provide such services as emergency alarm device monitoring and security surveillance, non-Medicare covered home attendant care, homemaker services, and Meals-on-Wheels.

•	Assisted Living. Assisted living is designed for seniors who seek housing with supportive care and services, including assistance with activities of daily living, memory care and other services (for example, housekeeping, meals and activities). Assisted living residents can move into a facility by choice or by necessity.

•	Continuing Care Retirement Communities. Continuing care retirement communities, or CCRCs, offer a variety of living arrangements and services to accommodate residents of varying levels of physical ability and health. The goal of a CCRC is to accommodate changing lifestyle preferences and healthcare needs. Generally, CCRCs make independent living, assisted living and skilled nursing available all on one campus location.

•	Skilled Nursing. On the other end of the spectrum are skilled nursing facilities, which offer a broad range of care including nursing services, subacute care and rehabilitative therapy services and which are generally designed to assist patients in their recovery from acute illness or injury.

Nursing facilities, assisted living facilities and other healthcare businesses are subject to licensure and other state and local regulatory requirements. Skilled nursing and assisted living facilities are generally subject to unannounced annual inspections by state or local authorities for purposes of licensure. These surveys confirm whether the nursing or assisted living facility continues to meet the regulatory standards to participate in the Medicare or, in the case of assisted living facilities, Medicaid program. Though the regulatory standards are similar, as a result of participating in the Medicare reimbursement regime, skilled nursing facilities are generally subject to heavier regulation at the federal level, and are required to meet prescribed standards relating to provision of services, resident rights, staffing, employee training, physical environment and administration. Assisted living facilities are generally subject to regulation and laws by federal, state and local health and social service agencies, and other regulatory bodies. Although less burdensome and punitive than the federal survey process conducted for skilled nursing facilities, assisted living facilities are heavily regulated by state-specific regulations.

The senior living industry is changing as a result of several fundamental factors, including an aging population, cost containment pressures and changing family dynamics and economics, which are described below.

Aging Population.  The aging of the U.S. population is a leading driver of demand for senior living services. According to the most recent census conducted by the U.S. Census Bureau, there were approximately 35.0 million Americans aged 65 or older in 2000. The U.S. Census Bureau has forecasted that the population of Americans aged 65 or older will increase to 36.7 million in 2005, 40.2 million in 2010, 54.6 million by 2020 and 86.7 million in 2050. As a result, the percentage of Americans aged 65 or older will increase from 12.4% in 2000 to 16.3% in 2020 and 20.7% by 2050. While the overall U.S. population is projected to grow at a rate of approximately 4% every five years from 2005 until 2030, the 65-years and older segment of the U.S. population is expected to increase by approximately 10% to 17% during each of the same five-year periods. The following table indicates the projected growth rates within the elderly U.S. populations.

	Total U.S.				Total
	Population				Elderly
	Growth Rate	65-74	75-84	85+	(65+)

2005-2010	4.5%	14.2%	(0.8)%	19.6%	9.7%
2010-2015	4.3%	25.1%	4.0%	11.4%	16.3%
2015-2020	4.2%	19.4%	16.6%	6.6%	16.8%
2020-2025	4.1%	12.3%	27.2%	10.2%	16.3%
2025-2030	4.0%	6.3%	20.6%	19.9%	12.5%

Source: U.S. Census Bureau

Cost Containment Pressures.  According to the Social Security Administration, the remaining life expectancy of a male age 65 has increased to 15.9 years in 2002 from 12.4 years in 1942, and the remaining life expectancy of a female age 65 has increased to 19.0 years in 2002 from 14.1 years in 1942. As the number of people over age 65 continues to grow and as advances in medicine and technology continue to increase life expectancies, the likelihood of chronic conditions requiring treatment, and the resulting healthcare costs, are projected to rise faster than the availability of resources from government-sponsored healthcare programs. Federal and state governments that are facing increased healthcare costs have responded by initiating steps to limit the growth of healthcare funding. These steps include cost containment measures that encourage reduced lengths of stay in acute care hospitals. As a result, average acute care hospital stays have been shortened, and many patients are discharged despite a continuing need for nursing or specialty healthcare services, including therapy. This trend has increased demand for long-term care, including assisted living facilities, home healthcare, outpatient facilities and hospices.

Changing Family Dynamics and Economics.  Changing family dynamics play an important role in the growth of the senior living industry. As a result of the growing number of two-income families, we believe the immediate family has become less of a primary source of care-giving for the elderly. Our opinion is based upon a number of facts, including:

•	according to the U.S. Department of Labor, women, who under more traditional roles were viewed as the primary caretakers of the family, have moved into the workforce in increasing numbers, which is evidenced by their labor participation rates increasing from 38% in 1970 to 46% in 2005, which is forecasted to increase to 47% by 2014; and

•	according to the U.S. Census Bureau, the parent support ratio (the ratio of individuals over age 85 to those 50 to 64 years of age) has more than tripled from 3:100 in 1960 to 10:100 in 2000. Further, this ratio is expected to reach 30:100 by the year 2050.

The projected increase is partly due to the fact that, by 1989, approximately 34% of early baby boomers and 44% of late baby boomers, respectively, were childless. At the same time that the ratio of elderly persons to middle aged persons has increased, two-income families have become better able to provide financial support for elderly parents to receive the care they need in nursing homes or assisted living facilities. In addition, we believe there is an increasing number of seniors who are able to afford the costs of assisted living facilities independent of their family’s resources. According to a 2000 study by the Joint Center for Housing Studies of Harvard University, almost 20% of U.S. seniors have a net worth between $100,000 and $200,000, and another 18% have a net worth between $200,000 and $500,000. We believe this study underestimated seniors’ wealth because it excluded the value of ongoing social security and pension plan benefits that many seniors receive. In 1984, the mean net worth of Americans aged 65 and older was $98,900 (based on the value of the U.S. dollar in 2001). In 2001 the mean net worth was $179,800.

Our Services

Residents of our facilities are individuals who, for a variety of reasons, elect not to live alone, but do not need the 24-hour skilled medical care provided in nursing facilities. We design services provided to these residents to respond to their individual needs and to improve their quality of life. This individualized assistance is available 24 hours a day and includes routine health-related services, which are made available and are provided according to the resident’s individual needs and state regulatory requirements. Available services include:

•	general services, such as meals, activities, laundry and housekeeping;

•	support services, such as assistance with medication, monitoring health status, coordination of transportation, coordination with physician offices;

•	personal care, such as dressing, grooming and bathing; and

•	the provision of a safe and secure environment with 24-hour access to assistance.

We also arrange access to additional services from third-party providers beyond basic housing and related services, including physical therapy, home health, hospice and pharmacy services.

Although a typical package of basic services provided to a resident includes meals, housekeeping, laundry and personal care, we accommodate the varying needs of our residents through the use of individual service plans and flexible staffing patterns. Our multi-tiered rate structure for services is based upon the acuity, or level, of services needed by each resident. Supplemental and specialized health-related services for those residents requiring 24-hour supervision, or more extensive assistance with activities of daily living, are provided by third-party providers who are reimbursed directly by the resident or a third-party payor (such as Medicare, Medicaid or long-term care insurance). To ensure that we are meeting the needs of our residents, we assess the level of need of each resident regularly.

Operations

Sales and Marketing

Most of our assisted living facilities are located in smaller suburban bedroom communities. We focus our marketing efforts predominantly at the local level. We believe that residents selecting an assisted living facility are strongly influenced by word-of-mouth and referrals from physicians, hospital discharge planners, community leaders, neighbors and family members. The residence director, the wellness director and the sales team member at each facility is, therefore, a key element of our sales strategy. Each residence director is responsible for developing relationships with potential referral sources. Each residence director is supported by a regional director of sales and marketing is responsible for establishing the overall sales and marketing strategy, developing relationships with local organizations and providing direction with training and community specific promotional materials.

The corporate sales and marketing department has responsibility for developing long-term strategic sales and marketing plans and establishing a branding strategy. It also is responsible for the development and maintenance of the sales and marketing process, systems and training programs, and the establishment and monitoring of occupancy goals. The corporate team works closely with regional staff to conduct marketing evaluations and development of specific marketing initiatives at the local or regional level. In addition, the corporate department ensures compliance with sales and marketing systems and processes across all regions. Our goal is to be the provider of choice in the communities we serve, known for wellness promotion, quality of care and customer service.

The assisted living industry is very competitive as there are few barriers to entry for new and existing operators. We compete with numerous other operators that provide a wide degree of senior living alternatives, such as home healthcare agencies, community-based service programs, and retirement and independent living communities. Although new construction of senior living communities has declined over the past five years, we continue to experience new competition in the marketplace. We believe our success will be determined by the quality of services we provide and our reputation in the communities we serve.

Structure

Each of our facilities has an on-site residence director who is responsible for the overall day-to-day operation of the facility, including quality of care, sales, life enrichment, dining services and financial performance. Each residence director is assisted by a full or part-time associate administrator, and they are supported by a staff of personal service assistants, maintenance, and kitchen personnel. Each of our facilities employs a full-time registered nurse as its wellness director, who is responsible for the clinical plans for the residents. In addition, independent third-party providers are selectively used in connection with the provision of ancillary healthcare or life enrichment services for our residents. Company regional dieticians and registered nurses are responsible for menu planning and responding to any special dietary or care needs of residents. Personal service assistants, who primarily are full-time employees, are responsible for personal care, dining services, housekeeping and laundry services. Maintenance services are performed by full and part-time employees. We coordinate with external pharmacists to meet the medication needs of our residents.

Our infrastructure currently includes three divisional vice presidents of operations, each of whom oversees the overall performance of a geographic division, 14 regional directors of operations, each of whom oversees 14 to 18 facilities, and operational specialists who provide peer support for subgroups of facilities. Each region has a director of sales and marketing, who, along with the residence directors, leads a team of community and residence sales managers. Each region also has a regional director of quality and clinical services who is a registered nurse. We also employ divisional property managers who oversee the maintenance and refurbishment of each of our facilities. Corporate, divisional, and regional personnel work with the residence directors to establish residence goals and strategies, quality assurance oversight, development of our internal policies and procedures, marketing and sales, community relations, development and implementation of new wellness programs, cash management, risk management, legal support, treasury functions, and human resource management.

Quality of Care

We strive to create warm, home-like settings for older adults who want to live their life with choice. Whether that includes an active social schedule or a slower-paced way of life, our respect for each resident’s individuality and dignity is central to our philosophy. To maintain an enriched quality of life, each resident receives personalized care and service that promotes wellness and independence.

Our corporate quality and clinical services department establishes resident care and quality of life standards, monitors issues and trends in the industry and implements our systems, policies and procedures. Training programs and initiatives are developed at the corporate level and implemented throughout the company. On-site data is integrated with quality and clinical indicators, facility-level human resource data and state regulatory outcomes to provide a detailed picture of problems, challenges and successes at all levels of our organization. This information pool allows us to determine best practices. In addition, the corporate quality and clinical services department conducts periodic quality reviews of our residences to ensure compliance with state regulations and corporate standards and programs. Our corporate quality and clinical services group monitors residence visit reports, quality and clinical key performance indicators and survey results. It also drives continuous quality improvement processes at the facility, regional and divisional levels.

We hold focused interdisciplinary review conference calls and meetings on a regular basis to monitor trends in residences and to communicate new protocols and issues within the industry. The corporate clinical services department directs an internal team of field-based area directors of quality and clinical services. These individuals are registered nurses who are responsible for monitoring and communicating adherence with corporate policies and standards, as well as state-specific regulations to ensure ongoing compliance and quality of care. They are instrumental in the continuous and on-going auditing of care and service delivery systems. They also provide direction, orientation and training for our wellness directors and all levels of staff.

Quality Improvement Processes

We coordinate our quality assurance programs through our corporate clinical services staff. Our quality assurance program is designed to continually improve the services we provide and to assure a high degree of resident and family member satisfaction with the care and services provided by us. An example of one of our quality assurance programs is the Family and Resident Feedback Program. Within one month of admission and on a quarterly basis, we survey residents and family members to monitor the quality of services provided to residents. Annual written surveys are used to appraise and monitor the level of satisfaction of residents and their families. We also have a toll-free telephone line that may be used at any time by residents or family members to convey comments.

In addition, our regional, divisional, and corporate operations staff conduct a variety of inspections on a regular basis to monitor the quality of care, dining and housekeeping services, professionalism and friendless of staff, physical appearance of the facility, and compliance with government regulations. All inspections are documented and reports provided to the facility administrator and regional senior management. Inspections also conducted by members of our corporate team.

Employee Training

The development and implementation of interdisciplinary policies, educational initiatives and our employee training program is coordinated through our corporate education and training team. We seek to hire highly dedicated, experienced personnel. Employee orientation and training at all levels is an integral part of our ongoing efforts to improve and maintain our service quality. Each new residence director and wellness director is required to attend company-provided training to ensure that he or she understands all aspects of the assisted living residence operations, including sales training, quality and clinical programs, regulatory compliance, and management and business operations. We conduct additional training for these individuals and all other staff on a regional, divisional or local basis. For residence directors and senior management staff, we provide an interdisciplinary modular based supervisory training program, which is conducted in each division on a quarterly basis. This supervisory training program includes a sales and marketing seminar that is designed to improve the overall sales skill set and to raise awareness of the need to continually improve our referral base and our private pay census.

Risk Management

The provision of services in assisted living facilities involves an inherent risk of personal injury liability. Assisted living facilities are subject to general and professional liability lawsuits alleging negligence of care and services and related legal theories, many of which may involve substantial claims and can result in significant legal defense costs.

We approach risk management through various programs that center on providing excellent customer service and quality clinical care. Our corporate risk management group works closely with our corporate clinical services group to track, trend and investigate resident events. Resident complaints are also monitored to ensure that we are managing expectations and communicating appropriately with potential claimants. Based on these reviews, policy or procedural changes are made or additional training is delivered. Our corporate risk management group works closely with our operations staff, our corporate clinical services group and our corporate property management group to maintain a safe environment for our residents and employees.

We insure against general and professional liability risks in loss-sensitive insurance policies with affiliated and unaffiliated insurance companies with levels of coverage and self-insured retention levels that we believe are adequate based on the nature and risk of the business, historical experience and industry standards. We are responsible for the costs of claims up to a self-insured limits determined by individual policies and subject to aggregate limits. We accrue based upon an actuarial projection of future self-insured liabilities, and have an independent actuary review our claims experience and attest to the adequacy of our accrual on an annual basis. As of

December 31, 2005, we had provided for $1.3 million in accruals for known or potential general and professional liability claims.

Our staff is involved in the acts of daily living with our residents. As a result, there are risks beyond personal injury lawsuits that are associated with assisted living facilities. We conduct training sessions on basic health and safety practices in the facility. However, we cannot eliminate the risk of injury and are therefore subject to workers compensation claims. To manage this risk, we maintain policies to cover such risks in amounts that we believe are consistent with industry practice. In the state of Washington, we are part of the state workers’ compensation plan. Otherwise, we insure against workers’ compensation risks in loss-sensitive policies with third-party insurers with levels of coverage and self-insured retention levels that we believe are adequate based upon the nature and risk of the business, historical experience and industry standards. We are responsible for the costs of claims up to the self-insured limits determined by the policy.

Federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with these laws and other related regulations could subject the applicable facility or employees to fines, criminal penalties and other enforcement actions. Federal regulations established by the Occupational Safety and Health Administration impose additional requirements on us to protect employees from exposure to blood borne pathogens. We have developed policies for the handling and disposal of medical, infectious and hazardous waste to assure that each of our facilities and employees complies with these laws and regulations. As a result, we incur ongoing operational costs to comply with environmental laws and regulations.

As a result of fires in long-term care facilities in recent years, states are reconsidering laws that would require various types of facilities to have sprinkler systems. In February 2004, the American Healthcare Association reaffirmed its position that facilities nationwide should be required to install sprinkler systems, provided that federal funding or low-cost financing is made available for the installation of such systems. All of our assisted living facilities contain fire sprinkler systems.

Property Management

We believe that our assisted living facilities should provide a comfortable and warm appearance for our residents and their families. Our goal is to ensure the proper maintenance of both the interior and exterior of our facilities, as well as the grounds they occupy. To achieve this goal, we have established facility standards for appearance of the facilities, maintenance programs for our maintenance personnel, a periodic renovation plan for all facilities, and central control of all improvements and major capital expenditures.

Our corporate property management department has the responsibility for capital planning, the establishment of building and renovation standards, oversight of state and other building, fire, and life safety code compliance. The project management department has project management responsibilities for all renovations, major projects and equipment replacement that involve contract and specification compliance, inspection and acceptance of new construction projects.

The corporate property management department has a capital replacement and systems upgrade program that addresses current capital requirements for systems and refurbishment initiatives based on useful life and other system replacement requirements. An organization-wide interior standards program for carpeting and hard-floor surfaces was developed to assure both an aesthetically pleasing environment and to meet or exceed all fire code, smoke density, and any other applicable flammability standards. We maintain a contractor and supplier database that, along with our construction contracts and procedures, facilitates the management of the construction process, and which includes construction draws and payments, mechanics lien management and waivers, and warranty compliance.

The corporate property management department also has responsibility for developing and maintaining the preventative maintenance program and routine maintenance initiatives. Through regionally located property management teams, periodic audits are conducted on the assisted living facilities to ensure that all required system testing is completed reliably and timely, and that our assisted living facilities are properly maintained.

Competition

The senior living industry is highly competitive. We expect that the assisted living business, in particular, will become even more competitive in the future as a result of relatively low barriers to entry combined with increased healthcare cost containment pressures.

We compete with both other companies that provide assisted living services to seniors as well as other companies that provide similar long-term care alternatives. We operate in 17 states, and each community that we operate in within those states presents unique challenges and rewards. In most of our communities, we face one or two competitors that offer assisted living facilities that are similar in size, price and range of services offered by us. In addition, we face competition from other providers in the senior living industry, increasingly from independent living facilities and companies that provide adult day care in the home, but also from congregate care facilities where residents elect the services to be provided, and continuing care retirement centers on campus-like settings. Each of these types of competitors is described above in “— The Senior Living Industry.”

The senior living industry, and specifically the independent living and assisted living segments thereof, are large and fragmented, characterized predominantly by numerous local and regional operators, although there are several national operators similar in size or larger than us. According to figures available from the American Seniors Housing Association and the National Investment Center for the Seniors Housing and Care Industry, the top five operators of senior living facilities measure by total resident capacity control only 9% of total capacity. Among national competitors, we face competition from companies such as Brookdale Senior Living Inc., American Retirement Corporation, Manor Care, Inc., Five Star Quality Care, Inc., Capital Senior Living Corp. and Sunrise Assisted Living, Inc. The independent and assisted living facility industry can be segregated into different market segments based on the resources of the target population. Some operators, such as Sunrise Assisted Living, Inc., cater to a more affluent market segment and typically offer larger facilities with more amenities at higher prices. As a result, these facilities tend to be located in more affluent areas outside of our targeted communities. Other local, regional and national companies compete with us directly in the middle-market, suburban bedroom communities that we target.

We expect to face increased competition from new market entrants as the demand for assisted living grows and the number of states that include assisted living in their Medicaid programs increases. Nursing facilities that provide long-term care services are also a potential source of competition for us. Providers of assisted living facilities compete for residents primarily on the basis of quality of care, price, reputation, physical appearance of the facilities, services offered, family preferences, physician referrals and location. Some of our competitors operate on a not-for-profit basis or as charitable organizations. We believe that many markets, including some of the markets in which we operate, have been overbuilt, in part because regulation and other barriers to entry into the assisted living industry are not substantial. In addition, because the segment of the population that can afford to pay our daily resident fee is finite, the supply of assisted living facilities may outpace demand in some markets. The impact of such overbuilding include: (i) increased time to reach capacity at assisted living facilities, (ii) loss of existing residents to new facilities, (iii) pressure to lower or refrain from increasing rates, (iv) competition for workers in tight labor markets and (v) lower margins until excess units are absorbed. In general, the markets in which we currently operate are capable of supporting only one or two assisted living facilities.

We believe that each local market is different, and our response to the specific competitive environment in any market will vary. However, if a competitor were to attempt to enter one of our communities, we may be required to reduce our rates, provide additional services, or expand our facilities to meet perceived additional demand, any of which could adversely affect our operating income. We may not be able to compete effectively in markets that become overbuilt.

Sources of Revenue

Assisted living residents or their families generally pay the cost of care from their own financial resources, including social security payments and other pension income. In addition, depending on the nature of an individual’s health insurance program or long-term care insurance policy, the individual may receive reimbursement for costs of care under an “assisted living,” “custodial” or “alternative care benefit.” Government subsidies for assisted living have been limited. Some state and local governments offer subsidies for rent or services for low-income elders. Others may provide subsidies in the form of additional payments for those who receive Supplemental Security Income (SSI). Medicaid provides coverage for certain financially needy persons, regardless of age, and is funded jointly by federal, state and local governments. Medicaid contracts for assisted living vary from state to state.

Private pay and Medicaid accounted for approximately 79.0% and 21.0% of our revenues, respectively, in the six months ended June 30, 2006.

Private Pay

Assisted living facility revenue is primarily derived from private pay residents at rates we establish based upon the services we provide and market conditions in the area of operation. Residents are charged for their type of accommodation and services based upon their assessed level of care. The assessed level of care service fee is determined based upon a periodic assessment, which includes input of the resident, their physician and family, and establishes the additional hours of care and service provided to the resident. We offer various levels of care for assisted living residents who require less or more frequent and intensive care or supervision. Approximately 70% of our private-pay assisted living residents participate in our level of care programs. Both the accommodation and level of care service fee are charged on a daily basis. In addition, we charge a non-refundable new resident fee that covers the costs of moving a person into one of our communities.

Medicaid

In 1981, the federal government approved a Medicaid waiver program called Home and Community Based Care, which was designed to permit states to develop programs specific to the healthcare and housing needs of the low-income elderly eligible for nursing home placement (a “Medicaid Waiver Program”). In 1986, Oregon became the first state to use federal funding for licensed assisted living services through a Medicaid Waiver Program authorized by CMS. Under a Medicaid Waiver Program, states apply to CMS for a waiver to use Medicaid funds to support community-based options for the low-income elderly who need long-term care. These waivers permit states to reallocate a portion of Medicaid funding for nursing facility care to other forms of care such as assisted living. In 1994, the federal government implemented new regulations that empowered states to further expand their Medicaid Waiver Programs and eliminated restrictions on the amount of Medicaid funding states could allocate to community-based care, such as assisted living. Certain states, including Oregon, New Jersey, Texas, Arizona, Nebraska, Minnesota, Indiana, Iowa, Idaho and Washington, currently have operating Medicaid Waiver Programs that allow them to pay for assisted living care. We participate in Medicaid programs in all of these states. Without a Medicaid Waiver Program, states can only use federal Medicaid funds for long-term care in nursing facilities.

We have elected in 9 of our 17 states to provide assisted living services and to retain Medicaid funded residents in our assisted living facilities. The majority of states provide or have been approved to provide Medicaid reimbursement for board and care services provided in assisted living facilities. However, in states that we are registered to provide care to Medicaid residents, the Medicaid program determines the total amount of the accommodation and level of care rate. The basis of the Medicaid rate varies by state. However, unlike nursing facilities, Medicaid rates are not determined on a cost-based or price-based system, and cost reports are not completed each year to the state, with the exception of Texas. The table below illustrates the average variance between rates paid by our Medicaid residents and those paid by our private pay residents:

				2005
	2005 Average Rates per Day			Medicaid
State	Private	Medicaid	Difference	ADC(1)

Arizona	$100.32	$56.28	$44.04	209
Idaho	$94.55	$48.99	$45.56	184
Iowa	$84.03	$59.56	$24.47	20
Indiana	$76.77	$56.66	$20.11	34
Nebraska	$94.56	$65.99	$28.57	73
New Jersey	$116.05	$78.50	$37.55	135
Oregon	$99.35	$67.37	$31.98	295
Texas	$87.66	$62.21	$25.45	514
Washington	$90.48	$62.03	$28.45	502

Weighted average	$89.25	$62.21	$27.04

(1)	Average Daily Census, or ADC, is the average number of occupied units over a period of time.

Medicaid rates are normally increased on an annual basis. Should a resident meet the financial asset and income qualifications, a portion of the resident’s accommodation and care, determined by the state, is funded by the Medicaid program. The balance of the rate is paid by the resident and or family from remaining assets or income of the resident. In states where we are not registered to provide assisted living services to Medicaid funded residents, or where there is no Medicaid funded program and the resident exhausts their assets, we work with the resident and family to find an alternative place of accommodation.

Our goal is to reduce our dependency on state funding programs by gradually reducing the number of our units that are available for residents that rely on Medicaid. However, until we have significantly increased our private pay census, we expect that state Medicaid reimbursement programs will continue to constitute a significant source of our revenue. If adopted at either the federal or the state level, legislative proposals to reduce the federal and state budget deficits by limiting Medicaid reimbursement in general could have an adverse affect on our revenue, financial condition, and results of operations.

Government Regulation

Our assisted living facilities are generally subject to regulation by federal, state and local health and social service agencies, and other regulatory bodies. Although our regulation by federal authorities is generally less burdensome than that of nursing facilities, we are heavily regulated by state-specific regulations. Requirements vary by state, however most requirements include:

•	licensure and certification and related community services;

•	qualifications of healthcare and support personnel;

•	minimum staffing levels and the provision of quality of healthcare services, including monitoring of resident wellness and medication administration;

•	minimum requirements and inspections related to dining and housekeeping services;

•	admission and discharge criteria, and relationships with physicians and referral sources;

•	documentation and reporting requirements, and confidentiality and security issues associated with medical records;

•	operating policies and procedures, resident rights and responsibilities;

•	licensure and certification related to additions or changes to facilities and services;

•	maintenance of physical plant and equipment, safety and evacuation plans; and

•	requirements related to maintenance of general common areas and resident units.

Our facilities are licensed by state or local health and social service agencies and are subject to state or local building codes, life safety and fire codes, food service licensing and certification requirements. State laws also regulate the storage, exchange and administration of medications. In addition, where we provide assisted living services to residents funded by Medicaid, we are licensed and regulated under the Medicaid programs within those states. In addition, there are ongoing initiatives at the federal and state levels for increased standards of facilities and services for assisted living services and regulations and policies of regulatory agencies are subject to change.

Assisted living facilities are subject to periodic unannounced surveys by state and other local government agencies to assess and assure compliance with the respective regulatory requirements. A survey can also occur following a state’s receipt of a complaint regarding the facility. When one of our assisted living facilities is cited for alleged deficiencies by the respective state or other agencies, we are required to implement a plan of correction within a prescribed timeframe. Upon notification or receipt of a deficiency report, our regional and corporate teams assist the facility develop, implement and submit an appropriate corrective action plan. Most state citations and deficiencies are resolved through the submission of a plan of correction that is reviewed and approved by the state agency. In some instances, the survey team will conduct a re-visit to validate substantial compliance with the state rules and regulations.

If we do not comply with applicable laws and regulations, then we could be subject to liabilities, including criminal penalties and civil penalties and exclusion of one or more of our facilities from participation in Medicaid and state healthcare programs. If one of our facilities were to lose its certification under the Medicaid program, then it would have to cease future admissions and displace residents funded by the programs from the facility. In order to become re-certified, a facility must rectify all identified deficiencies and, over a specified period of time, pass a survey conducted by representatives of the respective program through demonstrated care and operations for residents in the facility. Until the appropriate agency has verified through the “reasonable assurance” process that the facility can achieve and maintain substantial compliance with all applicable participation requirements, the facility will not be admitted back into Medicaid programs. Re-certification requires considerable staff resources. Like other assisted living facilities, we have received notices of deficiencies from time to time in the ordinary course of business. However, none of the facilities in our portfolio have been de-certified since they were acquired by Extendicare or, to our knowledge, prior to such time.

Health Privacy Regulations and Health Insurance Portability and Accountability Act

Our assisted living facilities are subject to state laws to protect the confidentiality of our resident health information. We have implemented procedures to meet the requirements of the state laws and have trained our facility personnel on those requirements.

We are not a covered entity in respect of the Health Insurance Portability and Accountability Act of 1996, or HIPAA. However, we are subject to all of the requirements of HIPAA in the facilities where we electronically invoice the state Medicaid programs, and must comply with all of the standards outlined by HIPAA. Currently, we electronically invoice state Medicaid programs in 70 facilities in five states. In these states, we use state provided software programs that reduce the complexity and risk in compliance with the HIPAA regulations. HIPAA requires us to comply with standards for the exchange of health information at those facilities and to protect the confidentiality and security of health data. The Department of Health and Human Services has issued four rules that mandate the standards with respect to certain healthcare transactions and health information. The four rules pertain to:

•	privacy standards to protect the privacy of certain individually identifiable health information;

•	standards for electronic data transactions and code sets to allow entities to exchange medical, billing and other information and to process transactions in a more effective manner;

•	security of electronic health information privacy; and

•	use of a unique national provider identifier effective May 2007.

We believe we are in compliance with the three rules that are currently in effect at our facilities that electronically invoice the state Medicaid program. We have a Privacy and Security Officer to monitor compliance with health privacy rules including the HIPAA standards. Should it be determined that we have not complied with the new standards, we could be subject to criminal penalties and civil sanctions.

Corporate Organization

Our corporate headquarters is located in Milwaukee, Wisconsin, where we have centralized various functions in support of our assisted living operations, including our human resources, legal, purchasing, internal audit, and accounting and information technology support functions. At our corporate offices, senior management provide overall strategic direction, seek development and acquisition opportunities, and manage the overall assisted living business. Human resources implement corporate personnel policies and administer wage and benefit programs. We have dedicated clinical, marketing, risk management and environmental support groups for our assisted living operations. Senior departmental staff are responsible for the development and implementation of corporate-wide policies pertaining to resident care, employee hiring, training and retention, marketing initiatives and strategies, risk management, facility maintenance and project coordination.

We have three area offices located in Dallas, Portland and Milwaukee that oversee our South/Central, Western, and Mid-West/Eastern operations, respectively. A small area office staff is responsible for overseeing all operational aspects of our facilities, through a team of professionals located throughout the area. The area team is responsible for the compliance to company standards involving resident care, rehabilitative services, recruitment and personnel matters, state regulatory requirements, marketing and sales activities, internal control and accounting support, and participation in state associations.

Our operations are organized into a number of different direct and indirect wholly-owned subsidiaries primarily for legal purposes. We manage our operations as a single unit. Operating policies and procedures are substantially the same at each subsidiary. Several of our subsidiaries own and operate a significant number of our total portfolio of facilities. No single facility generates more than 1.0% of our total revenues.

Properties and Facilities

Immediately following our separation from Extendicare, our assisted living operations will consist of 206 assisted living facilities with 8,270 units, as outlined in the following table:

					Total Facilities
	Owned(1)		Leased from Others(2)		Under Operation(3)
		Resident		Resident		Resident
	Number	Capacity	Number	Capacity	Number	Capacity

Texas	27	1,085	14	563	41	1,648
Washington	13	588	8	308	21	896
Indiana	21	852	2	78	23	930
Ohio	15	541	5	191	20	732
Oregon	11	382	8	276	19	658
Wisconsin	12	633	—	—	12	633
Pennsylvania	10	376	1	39	11	415
Arizona	7	324	2	76	9	400
South Carolina	6	234	3	117	9	351
Idaho	5	196	4	148	9	344
Nebraska	5	168	4	156	9	324
New Jersey	5	195	3	117	8	312
Iowa	5	189	1	35	6	224
Louisiana	4	173	—	—	4	173
Michigan	3	117	—	—	3	117
Minnesota	1	58	—	—	1	58
Kentucky	1	55	—	—	1	55

Total	151	6,166	55	2,104	206	8,270

(1)	Owned facilities includes 15 facilities that EHSI has agreed to sell to ALC and ALC agreed to purchase, subject only to the receipt of approval from local planning commission to the subdivision of the underlying property. We have leased these facilities from EHSI in the interim.

(2)	The remaining life of the leases, not including renewal options, range from one to nine years, with the average being seven years. We have two master leases with LTC Properties, Inc., or LTC, in respect of 37 of our properties. Under the terms of the master lease agreements, which became effective January 1, 2005, we agreed to increase the aggregate annual rent paid to LTC by $250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. There are three successive 10-year lease renewal terms, to be exercised at our option and no significant economic penalties to us if we decide not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2005 through 2008 are $9.4 million, $9.8 million, $10.2 million and $10.7 million, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any renewal term will increase a minimum of 2% over the minimum rent of the immediately preceding year. In addition, we have options to purchase five assisted living properties that we lease from Assisted Living Facilities, Inc., or ALF. We account for these leases as capital leases. The remaining 13 leases are with independent third-party landlords.

Employees

As of June 30, 2006, we employed approximately 4,500 people, including approximately 400 registered and licensed practical nurses, 2,500 nursing assistants and 1,600 dietary, housekeeping, maintenance and other staff.

We have not been subject to union organization efforts at any of our facilities. To our knowledge, we have not been, and are not currently subject to any other organizational efforts.

The national shortage of nurses and other personnel have required us to adjust our wage and benefits packages to compete in the healthcare marketplace. We compete for residence directors and nurses with other healthcare providers and with various industries for healthcare assistants and other lower-wage employees. To the extent practicable, we avoid using temporary staff, as the costs of temporary staff are prohibitive and the quality of care provided is generally lower. We have been subject to additional costs associated with the increasing levels of reference and criminal background checks that we have performed on our hired staff to ensure that they are suitable for the functions they will perform within our facilities. Our inability to control labor availability and costs could have a material adverse effect on our future operating results.

Legal Proceedings and Insurance

The provision of services in assisted living facilities involves an inherent risk of personal injury liability. Assisted living facilities are subject to general and professional liability lawsuits alleging negligence of care and services and related legal theories, many of which may involve substantial claims and can result in significant legal defense costs.

We insure against general and professional liability risks in loss-sensitive insurance policies with affiliated and unaffiliated insurance companies with levels of coverage and self-insured retention levels that we believe are adequate based on the nature and risk of the business, historical experience and industry standards. We are responsible for the costs of claims up to a self-insured limits determined by individual policies and subject to aggregate limits.

MANAGEMENT

Executive Officers, Directors, and Significant Employees

Set forth below are the names and ages and current positions of our executive officers, current and proposed directors and significant employees, after giving effect to our separation from Extendicare. Ages are as of the date of this Information Statement. We also expect to appoint a chief financial officer prior to our separation from Extendicare.

Name	Age	Position

Laurie A. Bebo	35	President and Chief Executive Officer
Alan Bell	58	Director Nominee
Derek H.L. Buntain	65	Director Nominee
Sir Graham Day	73	Director Nominee
David M. Dunlap	67	Director Nominee
David J. Hennigar	67	Director Nominee, Chairman Nominee
Walter A. Levonowich	50	Vice President and Controller
Malen S. Ng	54	Director Nominee
Mel Rhinelander	56	Director, Vice-Chairman Nominee
Charles H. Roadman II, MD	62	Director Nominee
Rae Schweer	38	Vice President, Sales and Marketing
Terry Usher	57	Divisional Vice President

Laurie A. Bebo, age 35, is currently one of our directors and our President and Chief Operating Officer. Immediately following our separation from Extendicare, Ms. Bebo will no longer be a director and will become our President and Chief Executive Officer. Ms. Bebo’s career with EHSI began in 1999 when she joined the company as Vice President of Sales and Marketing. In addition, Ms. Bebo has overseen two areas of operation for EHSI’s skilled nursing facilities, the Ohio/West Virginia and Wisconsin/Minnesota regions. In February 2002, Ms. Bebo was given responsibility for EHSI’s assisted living operations. With the acquisition of Historic ALC in January 2005, Ms. Bebo became responsible for all of ALC’s assisted and independent living properties in her capacity as the Chief Operating Officer. In November 2005, Ms. Bebo was appointed ALC’s President and Chief Operating Officer. Ms. Bebo has worked in operations and sales in the long-term care and senior living profession for more than ten years. Ms. Bebo finished her undergraduate degree at Marquette University, attended Webster University for her Masters in Business Administration and completed the Harvard University Advanced Management Program in November 2004.

Alan Bell, age 58, is a corporate partner of Bennett Jones LLP specializing in mergers and acquisitions, private and public financing and corporate governance. Bennett Jones LLP advised Extendicare in connection with the Plan of Arrangement and its separation from us. Mr. Bell resides in Toronto, Ontario.

Derek H.L. Buntain, age 65, is President of The Dundee Bank, a private bank offering banking services to international clients, and President and Chief Executive Officer of Goodman & Company (Bermuda) Limited (investment counsel). Mr. Buntain is currently a director of Extendicare and following the separation will be appointed to our Board of Directors. He also serves as a director of the following public companies: Dundee Precious Metals Inc., Eurogas Corporation, Sentex Systems Ltd., and CencoTech Inc. Mr. Buntain resides in Grand Cayman, Cayman Islands.

Sir Graham Day, age 73, is Counsel to the Atlantic Canada law firm of Stewart McKelvey. He is currently a director of Extendicare and following the separation will be appointed to our Board of Directors. Sir Graham also serves as a Lead Director of DHX Media Ltd. (a public film production company. He also serves as a director of a number of private companies, including Minas Basin Holdings Limited, Scotia Investments Limited and Jacques Whitford Group Ltd. (a private consulting and environmental solutions firm). Sir Graham is a Fellow of the Institute of Corporate Directors and holds the Herbert S. Lamb Chair in Business Education at the Dalhousie University Graduate Business School. Sir Graham resides in Hantsport, Nova Scotia.

David M. Dunlap, age 67, is Chairman of G.F. Thompson Co. Ltd., a private company in the business of manufacturing and distributing plumbing products. Mr. Dunlap is currently a director of Extendicare and following the separation will be appointed to our Board of Directors. He also is a director of St. Andrew’s College. Mr. Dunlap resides in the Township of King, Ontario.

David J. Hennigar, age 67, is currently Chairman of Extendicare and has held this position since 1985. Following the separation, he will cease to be a director and Chairman of Extendicare Inc., and will be appointed to our Board of Directors as Chairman. Mr. Hennigar also is Chairman of Annapolis Group Inc. (a private holding company in real estate development), High Liner Foods Incorporated (a public value-added food processing company), and Aquarius Coatings Inc. (a public company in paint manufacturing and developing), as well as Chairman and CEO of Landmark Global Financial Corporation (a public investment and management company), and Chairman and founder of Acadian Securities Inc. (a private investment dealer). In addition, Mr. Hennigar serves as a director of the following public companies: Crombie Real Estate Investment Trust, MedX Health Corp., Sentex Systems Ltd., SolutionInc Technologies Limited and VR Interactive Corporation. He also serves as a director of a number of private companies, including Crown Life Insurance Company, Minas Basin Holdings Limited and Scotia Investments Limited. Mr. Hennigar resides in Bedford, Nova Scotia.

Walter A. Levonowich, age 50, has been our Vice President and Controller since January 2005. Mr. Levonowich became part of the Extendicare group of companies through the acquisition on Unicare Health Services in 1983. He has held a number of positions in various financial capacities including Vice President of Reimbursement Services and Vice President of Accounting for EHSI. He has over 28 years of experience in the healthcare industry.

Malen S. Ng, age 54, is Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario (2003 — present). She is currently a director of Extendicare and following the separation will be appointed to our Board of Directors. From 1975 to 2002, Ms. Ng was employed by Hydro One Inc., its subsidiaries and predecessor Ontario Hydro, where she occupied several executive positions, including: President and CEO of Hydro One Networks Inc. (2000 — 2002); Executive Vice President of Wires Operations Hydro One Inc. (2001 — 2002); and Executive Vice President and CFO of Hydro One Inc. (1999 — 2001). Ms. Ng is a director of Sobeys Inc. (a public retail food distribution company) and of Jacques Whitford Group Ltd. Ms. Ng resides in Richmond Hill, Ontario.

Mel Rhinelander, age 56, is currently a director and the President and Chief Executive Officer of Extendicare, as well as the Chairman and Chief Executive Officer of EHSI. Following the separation, Mr. Rhinelander will no longer be an employee of Extendicare, but will remain on the board of Extendicare as a trustee and will become one of our directors. He also serves as a director of Sobeys Inc. (a public retail food distribution company). Mr. Rhinelander has been with the Extendicare group of companies since 1977 and has served in a number of senior positions. He was appointed Chief Executive Officer of Extendicare Inc. in August 2000, following his appointment as President in August 1999. Mr. Rhinelander resides in Milwaukee, Wisconsin.

Charles H. Roadman II, MD, age 62, is the retired President and Chief Executive Officer of the American Health Care Association (1999 — 2004) and the former Surgeon General of the U.S. Air Force (1996 — 1999). He is currently a director of Extendicare and following the separation will be appointed to our Board of Directors. Dr. Roadman serves as a director and advisor on a number of private corporate boards and associations. He resides in San Antonio, Texas.

Rae Schweer, age 38, is our Vice President, Sales and Marketing. Ms. Schweer joined ALC in March 2005 from Alterra Healthcare where she worked collectively for nine years in various sales and marketing management, training and systems capacities on a national level, and during the last three years as the Divisional Sales Manager for the Central United States. Ms. Schweer started in the industry in Chicago with Hyatt Hotel Senior Retirement Communities and has worked in the Senior Housing division of the Prime Group, Inc., a worldwide real estate/development company, and as Corporate Sales Director for Brookdale Senior Living Communities in Chicago. She has 14 years of experience in assisted living/senior housing sales and marketing. Ms. Schweer has been involved in all phases of new construction, lease up and stabilized senior communities, and has directed sales and marketing efforts, managed budgets and increased occupancy for up to 137 assisted living residences. She holds a B.A. in Music with an emphasis on Music and Business from Colorado University at Boulder.

Terry Usher, age 57, has been our Divisional Vice President of the Midwest/Atlantic region since January 2005. Mr. Usher joined EHSI in January 1999 as Vice President of Assisted Living Operations and Development. He is responsible for senior living residences in Wisconsin, Minnesota, Michigan, Ohio, Pennsylvania, New Jersey and South Carolina. Mr. Usher has been involved in senior management positions in the assisted living/retirement housing industry in both Canada and the U.S. since 1987. His 17 years of management experience in the Canadian Hospitality industry prior to 1987 laid the foundation for a very successful transition to the assisted living/retirement housing industry. Mr. Usher is an Honors HRIA graduate from Ryerson University in Toronto.

Committees of the Board of Directors after Our Separation from Extendicare

The standing committees of our Board of Directors will be an audit committee, a compensation/ nominating/governance committee and an executive committee, each of which is described below.

Audit Committee

Our audit committee members will be Malen S. Ng, who will be the chairman, Alan Bell, Derek H.L. Buntain and Charles H. Roadman, II. Our audit committee will comply with the independence standards set forth in SEC regulations and NYSE rules. We anticipate that Malen S. Ng will be designated by our Board of Directors as the audit committee financial expert (as defined in the applicable regulations of the Securities and Exchange Commission). The audit committee will operate under a written charter adopted by the Board of Directors, which reflects standards set forth in SEC regulations and NYSE rules. The composition and responsibilities of the audit committee and the attributes of its members, as reflected in the charter, are intended to be in accordance with applicable requirements for corporate audit committees. The charter will be reviewed, and amended if necessary, on an annual basis. The full text of the audit committee’s charter will be available on our website at www.alcco.com or will be available upon request from our secretary.

As set forth in more detail in the charter, the audit committee’s purpose is to assist the Board of Directors in its general oversight of ALC’s financial reporting, internal control and audit functions. Extendicare’s internal audit department will document, test and evaluate our internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The responsibilities of the audit committee will include:

•	recommending the hiring or termination of the independent registered public accounting firm and approving any non-audit work performed by such firm;

•	approving the overall scope of the audit;

•	assisting our Board of Directors in monitoring the integrity of our financial statements, the independent registered public accounting firm’s qualifications and independence, the performance of the independent registered public accounting firm and our internal audit function and our compliance with legal and regulatory requirements;

•	annually reviewing our independent registered public accounting firm’s report describing the independent registered public accounting firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the firm;

•	discussing the annual audited financial and quarterly statements with our management and the independent registered public accounting firm;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, periodically, with management, internal auditors and the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter;

•	reviewing with management any legal matters that may have a material impact on us; and

•	reporting regularly to our full Board of Directors.

Compensation/Nominating/Governance Committee

The compensation/nominating/governance committee members will be Derek H.L. Buntain, who will be the chairman, Alan Bell, Sir Graham Day and David Dunlap. The compensation/nominating/governance committee will operate under a written charter adopted by the Board of Directors. The committee will be responsible for administering our incentive compensation plans, determining compensation arrangements for all of our executive officers and for making recommendations to the Board of Directors concerning compensation policies for us and our subsidiaries. In addition, the committee will be responsible for assembling and reviewing background information for and recommending candidates for our Board of Directors, including those candidates designated by our shareholders. The committee will also make recommendations to our Board of Directors regarding the structure and membership of the other Board committees, annually review director compensation and benefits and oversee annual self-evaluations of our Board of Directors and committees.

Executive Committee

The executive committee members will be David J. Hennigar, who will be the chairman, Mel Rhinelander and Derek H.L. Buntain. The executive committee will be responsible for acting on behalf of the full Board between regularly scheduled Board meetings, usually when timing is critical. The committee will have, and may exercise, all of the powers and authority of the Board of Directors, subject to such limitations as the Board or applicable law may from time to time impose.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of our executive officers serve as a member of the compensation committee or as a member of the Board of Directors of any other company of which any member of our compensation committee or Board of Directors is an executive officer.

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer and chief financial officer, which is a “code of ethics” as defined by applicable SEC rules. This code will be publicly available on our website at www.alcco.com or may be obtained upon request from our Secretary. If we make any amendments to this code, other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from any provisions of this code that apply to our chief executive officer and chief financial officer and relate to an element of the SEC’s “code of ethics” definition, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website or in a report on Form 8-K filed with the SEC.

Director Compensation

Directors who are our employees are not compensated for their services as directors or members of committees of our Board of Directors. Directors will be required to attain and hold common shares of ALC equivalent to one year’s annual retainer within five years of Board appointment.

Non-management directors will be entitled to receive the following compensation for the next two years:

•	Annual retainer: $15,000;

•	Board chairman’s retainer: $50,000;

•	Board vice chairman’s retainer: $25,000;

•	Committee chair retainer: $10,000, or $15,000 for the chair of the audit committee;

•	Board and committee meeting fee: $1,500;

•	Telephone conference meeting fee: $500; and

•	Related travel and out-of-pocket expenses (economy class airfare only).

Executive Compensation

The following table sets forth compensation information for our chief executive officer and our other three most highly compensated executive officers, based on their employment with Extendicare, as determined by reference to total annual salary and bonus during 2005. We expect that our chief financial officer, whom we have yet to designate, will be one of our four most highly compensated executive officers other than our chief executive officer. These officers are currently employed by Extendicare, but will become our executive officers following our separation from Extendicare, and therefore all of the information included in this table reflects compensation earned by the individuals for services with Extendicare. We refer to these individuals as our “named executive officers” elsewhere in this Information Statement.

Summary Compensation Table

					Long-term
					Compensation
		Annual Compensation			Securities
				Other Annual	Underlying	All Other
		Salary	Bonus	Compensation (1)	Options/SARs	Compensation (2)
Name and Principal Position	Year	($)	($)	($)	(#)	($)

L.A. Bebo	2005	275,000	123,750	—	30,000	31,979
President and Chief
Executive Officer(3)
T. Usher	2005	185,000	48,563	—	—	—
Division Vice President
W. Levonowich	2005	144,200	43,260	—	—	—
Vice President and Controller
R.L. Schweer	2005	150,000	33,750	—	—	—
Vice President
Sales and Marketing

(1)	The aggregate amount of perquisites and other benefits for each named executive officer is less than the lesser of $50,000 or 10% of total annual salary and bonus.

(2)	In the case of Laurie A. Bebo, all other compensation includes payments for life insurance and long-term disability premiums and contributions to a deferred compensation plan and a defined contribution retirement plan. The amount of salary or bonus deferred by the named executive officer is included within the figures set forth in the ‘‘Salary” or ‘Bonus‘ columns in the above table. EHSI’s contribution is included within the ‘‘All Other Compensation” column. The amounts contributed by the officer to the deferred compensation plan are as follows:

Named Executive Officer	2005

L.A. Bebo	$26,833
Officer contribution	—
Officer interest	2,383

(3)	Ms. Bebo was President and Chief Operating Officer of Assisted Living Concepts, Inc. during 2005, and will be appointed our President and Chief Executive Officer upon our separation from Extendicare.

Share Options

The following table sets forth certain information regarding options to acquire shares of Extendicare granted to our named executive officers in 2005. The options are subject to the terms of Extendicare’s Amended and Restated Share Option and Tandem SAR Plan. At the time of the Exchange, we will have in place our own stock incentive plan. We expect to make stock option or other stock-based awards under our new stock incentive plan at or shortly after the time of the separation. However, the number of shares covered by the initial awards and details relating to individual awards have not yet been determined. The effect of the separation on the Extendicare share options held by our employees who separate from Extendicare is described below under the heading “— Employee Benefit Plans.”

Share Option Grant Table

	Number of	Percent of		Potential Realizable
	Securities	Total Options/		Value at Assumed
	Underlying	SARs	Exercise	Annual Rates of Stock
	Options/	Granted to	or Base	Price Appreciation
	SARs	Employees in	Price (C$)	for Option Term (C$)
Name	Granted	Fiscal Year	per Share	5%	10%	Expiration Date

L.A. Bebo	30,000	5.35	18.00	339,603	860,621	February 22, 2015

These amounts do not represent the present value of the options. All amounts are stated in Canadian dollars (C$), as Extendicare is a Canadian entity and the awards underlying the option grants are stated in Canadian dollars. The amounts shown represent what would be received upon exercise 10 years after the date of grant, assuming vesting and the stated rates of stock price appreciation during the entire period.

Exercise of Share Options

The following table discloses information regarding the exercise of options to acquire shares of Extendicare by our named executive officers in 2005 and the value of unexercised share options held by the named executive officers.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options/SARs		In-the-Money Options/SARs
	Shares Acquired	Value	at Fiscal Year-End		at Fiscal Year-End
	on Exercise	Realized	(#)		(C$)
Name	(#)	(C$)	Exercisable	Unexercisable	Exercisable	Unexercisable

L.A. Bebo	21,250	298,775	10,000	58,750	79,438	226,475

All amounts are stated in Canadian dollars (C$), as Extendicare is a Canadian entity and the awards underlying the option grants are stated in Canadian dollars, as Extendicare is a Canadian entity and the awards underlying the agreements are stated in Canadian dollars.

Employee Benefit Plans

2006 Omnibus Incentive Compensation Plan

We intend to establish the 2006 Omnibus Incentive Compensation Plan (the “Plan”) in connection with our separation from Extendicare for the benefit of our and our affiliates’ directors, officers, employees or consultants (including any prospective director, officer, employee or consultant). The following description of the Plan is qualified by reference to the full text thereof, a form of which is filed as an exhibit to the registration statement of which this Information Statement is a part.

Awards

The Plan provides for the grant of options intended to qualify as incentive stock options (“ISOs”) under Sections 421 and 422 of the Internal Revenue Code of 1986, as amended (the “Code”), non-statutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock awards, restricted stock units (“RSUs”), performance units, cash incentive awards and other equity-based or equity-related awards.

Plan Administration

The Plan will be administered by the Compensation/Nominating/Governance committee of our Board of Directors or such other committee as our Board may designate to administer the plan (referred to below as the “committee”). Subject to the terms of the plan and applicable law, the committee has sole and plenary authority to administer the Plan, including, but not limited to, the authority to (i) designate Plan participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards, (iv) determine the terms and conditions of any awards, including vesting schedules (and whether to accelerate such schedules), performance criteria and whether awards may be deferred or settled or exercised in cash, shares of our Class A common stock, other securities or other property, or canceled, forfeited or suspended, (v) amend an outstanding award or grant a replacement award for an award previously granted under the Plan if, in its sole discretion, the committee determines that (A) the tax consequences of such award to us or the participant differ from those consequences that were initially anticipated or (B) clarifications or interpretations of, or changes to, tax law or regulations permit awards to be granted that have more favorable tax consequences than initially anticipated, (vi) interpret, administer, reconcile any inconsistency in, correct any default in and supply any omission in, the Plan and any instrument or agreement relating to, or award made under, the Plan, (vii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan, (viii) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and (ix) make any other determination and take any other action that the committee deems necessary or desirable for the administration of the Plan.

Committee Decisions

Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any award shall be within the sole and plenary discretion of the committee, may be made at any time and shall be final, conclusive and binding upon all persons, including us, any of our affiliates, any participant, any holder or beneficiary of any award and any stockholder.

Indemnification

No member of our Board of Directors, the committee or any of our employees (each such person, a “Covered Person”) will be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any award thereunder. Each Covered Person will be indemnified and held harmless by us against and from (i) any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any award agreement and (ii) any and all amounts paid by such Covered Person, with our approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided that we will have the right, at our own expense, to assume and defend any such action, suit or proceeding, and, once we give notice of our intent to assume the defense, we will have sole control over such defense with counsel of our choice. The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by our Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under our Certificate of Incorporation or

Bylaws, as a matter of law, or otherwise, or any other power that we may have to indemnify such persons or hold them harmless.

Awards to Independent Directors

Notwithstanding anything to the contrary contained in the Plan, our Board of Directors may, in its sole and plenary discretion, at any time and from time to time, grant awards to independent directors or administer the Plan with respect to such awards. In any such case, the Board will have all the authority and responsibility granted to the committee pursuant to the Plan.

Shares Available For Awards

Subject to adjustment as provided below, the aggregate number of shares of our Class A common stock that may be delivered pursuant to awards granted under the Plan is 4,000,000. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plan. If shares issued upon exercise,vesting or settlement of an award, or shares owned by a participant (which are not subject to any pledge or other security interest and which have been owned by the participant for at least six months), are surrendered or tendered to us in payment of the exercise price of an award or any taxes required to be withheld in respect of an award, in each case, in accordance with the terms and conditions of the Plan and any applicable award agreement, such surrendered or tendered shares shall again become available to be delivered pursuant to awards under the Plan; provided, however, that in no event shall such shares increase the number of shares that may be delivered pursuant to ISOs granted under the Plan. Subject to adjustment for changes in capitalization and similar events, (i) the maximum number of shares of our Class A common stock with respect to which awards may be granted to any Participant in any fiscal year of the Company shall be 200,000, provided that such number of shares shall automatically be adjusted to take into account any stock distribution or stock split that occurs in connection with the initial distribution of our Class A common stock and (ii) the maximum aggregate amount of cash and other property (valued at its fair market value) other than shares that may be paid or delivered pursuant to awards to any Participant in any fiscal year of the Company shall be $2,000,000.

In the event of any corporate event affecting the shares of our common stock, the committee in its discretion may make such adjustments and other substitutions to the Plan and awards under the Plan as it deems equitable or desirable in its sole discretion.

Stock Options

The committee may grant both ISOs and NSOs under the Plan. Except as otherwise determined by the committee in an award agreement, the exercise price for options is the price specified in the applicable award agreement as the price-per-share at which shares may be purchased pursuant to such option. In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes or our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date of grant. All options granted under the Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO.

Subject to any applicable award agreement, options shall vest and become exercisable on each of the first four anniversaries of the date of grant. The term of each option will be determined by the committee; provided that no option will be exercisable (i) after the tenth anniversary of the date the option is granted or (ii) 90 days after the date the participant who is holding the option ceases to be a director, officer, employee or consultant of us or one of our affiliates. The exercise price will be payable with cash (or its equivalent) or by other methods as permitted by the committee. All options are intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

Stock Appreciation Rights

The committee may grant SARs under the Plan either alone or in tandem with, or in addition to, any other award permitted to be granted under the Plan. SARs granted in tandem with, or in addition to, an award may be granted either at the same time as the award or at a later time. Subject to the applicable award agreement, the exercise price of each share of our Class A common stock covered by a SAR is the price specified in the applicable award agreement as the price-per-share used to calculate the amount payable to the participant. Upon exercise of a SAR, the holder will receive cash, shares of our common stock, or other property or a combination thereof, as determined by the committee, equal in value to the excess, if any, of the fair market value of the common stock subject to the SAR at the exercise date over the exercise price. All SARs are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Subject to the provisions of the Plan and the applicable award agreement, the committee will determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR.

Restricted Shares and Restricted Stock Units

The committee may grant restricted shares and restricted stock units to participants. Upon the grant of a restricted share, certificates will be issued and registered in the name of the participant and deposited by the participant, together with a stock power endorsed in blank, with us or a custodian designated by the committee or us. Upon lapse of the restrictions applicable to such restricted shares, we or the custodian, as applicable, will deliver such certificates to the participant or his or her legal representative. An RSU will represent an unfunded and unsecured promise to deliver shares of our Class A common stock, cash, other securities, other awards permitted under the Plan or other property in accordance with the terms of the applicable award agreement.

Restricted shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable award agreement; provided, however, that the committee may determine that restricted shares and RSUs maybe transferred by the participant.

Performance Units

Subject to the provisions of the Plan, the committee may grant performance units to participants. Performance units are awards with an initial value established by the committee (or that is determined by reference to a valuation formula specified by the committee or the fair market value of shares of our Class A common stock). In its discretion, the committee will set performance goals that, depending on the extent to which they are met during a specified performance period, will determine the number and/or value of performance units that will be paid out to the participant. The committee, in its sole and plenary discretion, may pay earned performance units in the form of cash, shares of our Class A common stock or any combination thereof that has an aggregate fair market value equal to the value of the earned performance units at the close of the applicable performance period. The determination of the committee with respect to the form and timing of payout of performance units will be set forth in the applicable award agreement.

Cash Incentive Awards

Subject to the provisions of the Plan, the committee may grant cash incentive awards payable upon the attainment of performance goals.

Other Stock-Based Awards

Subject to the provisions of the Plan, the committee may grant to participants other equity-based or equity-related awards (including, but not limited to, fully-vested shares of our Class A common stock). The committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

Dividend Equivalents

In the sole and plenary discretion of the committee, an award (other than an option or SAR or cash incentive award) may provide the participant with dividends or dividend equivalents, payable in cash, shares of our Class A common stock, other securities, other awards or other property, on such terms and conditions as determined by the committee in its sole and plenary discretion.

Performance Compensation Awards

The committee may designate any award granted under the Plan (other than ISOs, NSOs and SARs) as a performance compensation award in order to qualify such award as “qualified performance-based compensation” under Section 162(m)of the Code. The committee will, in its sole discretion, designate within the first 90 days of a performance period which participants will be eligible to receive performance compensation awards in respect of such performance period, as well as the performance criteria and other terms related to the award (to the extent required under Section 162(m) of the Code).

The performance measure or measures shall be limited to the following: (i) net income before or after taxes, (ii) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization, or “EBITDA”), (iii) operating income, (iv) earnings per share, (v) return on shareholders’ equity, (vi) return on investment, (vii) return on assets, (viii) level or amount of acquisitions, (ix) share price, (x) profitability/profit margins (including EBITDA margins), (xi) market share, (xii) revenues or sales (based on units or dollars), (xiii) costs, (xiv) cash flow, (xv) working capital and (xvi) project completion time and budget goals. Such performance criteria may be applied on an absolute basis and/or be relative to one or more of our peer companies or indices or any combination thereof.

The committee may adjust or modify the calculation of performance goals for a performance period in the event of, in anticipation of, or in recognition, of any unusual or extraordinary corporate item, transaction, event or development or any other unusual or nonrecurring events affecting our company; provided that such adjustment or modification does not cause the performance based award to fail to qualify as “qualified performance-based compensation” under Section 162(m) of the Code. In order to be eligible for payment in respect of a performance compensation award for a particular performance period, participants must be employed by us on the last day of such performance period (unless otherwise determined in the discretion of the committee), the performance goals for such period must be satisfied and certified by the committee and the performance formula must determine that all or some portion of such performance compensation award has been earned for such period. The committee may, in its sole and plenary discretion, reduce or eliminate the amount of a performance compensation award earned in a particular performance period, even if applicable performance goals have been attained. In no event shall any discretionary authority granted to the committee under the Plan be used to grant or provide payment in respect of performance compensation awards for which performance goals have not been attained, increase a performance compensation award for any participant at any time after the first 90 days of the performance period or increase a performance compensation award above the maximum amount payable under the underlying award.

Amendment and Termination of The Plan

Subject to any applicable law or regulation, to any requirement that must be satisfied if the Plan is intended to be a shareholder approved plan for purposes of Section 162(m) of the Code and to the rules of the NYSE or any successor exchange or quotation system on which shares of our Class A common stock may be listed or quoted, the Plan may be amended, modified or terminated by our Board of Directors without the approval of our stockholders, except that stockholder approval shall be required for any amendment that would (i) increase the maximum number of shares of our Class A common stock available for awards under the Plan or increase the maximum number of shares of our Class A common stock that may be delivered pursuant to ISOs granted under the Plan or (ii) modify the requirements for participation under the Plan. No modification, amendment or termination of the Plan may, without the consent of the participant to whom any award was granted, materially and adversely affect the rights of such participant (or his or her transferee) under such award, unless otherwise provided by the committee in the applicable award agreement.

The committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided by the committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant.

Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events

The committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events (including, without limitation, changes in capitalization or the occurrence of a change of control) affecting the Company, any affiliate, or the financial statements of the Company or any affiliate, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law (i) whenever the committee, in its sole and plenary discretion, determines that such adjustments are appropriate or desirable, including, without limitation, providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event, (ii) if deemed appropriate or desirable by the committee, in its sole and plenary discretion, by providing for a cash payment to the holder of an award in consideration for the cancelation of such award, including, in the case of an outstanding option or SAR, a cash payment to the holder of such option or SAR in consideration for the cancelation of such option or SAR in an amount equal to the excess, if any, of the fair market value (as of a date specified by the committee) of the shares of our Class A common stock subject to such Option or SAR over the aggregate exercise price of such option or SAR and (iii) if deemed appropriate or desirable by the committee, in its sole and plenary discretion, by canceling and terminating any option or SAR having a per share exercise price equal to, or in excess of, the fair market value of a share subject to such option or SAR without any payment or consideration therefor.

Change of Control

The Plan provides that, unless otherwise provided in an award agreement, in the event of a change of control of ALC, unless provision is made in connection with the change of control for assumption, or substitution of, awards previously granted:

•	any options and SARs outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

•	all performance units and cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and “target” performance levels had been attained; and

•	all other outstanding awards will automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to such change of control.

Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:

•	the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;

•	the approval by our stockholders of a plan of our complete liquidation or dissolution; or

•	an acquisition by any individual, entity or group of beneficial ownership of 20% or more of either the then outstanding shares of our Class A common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors.

Term of The Plan

The Plan will be effective as of the date of its adoption by our Board; provided that no ISOs may be granted under the Plan unless it is approved by the our stockholders within twelve (12) months before or after the date the Plan is adopted. No award may be granted under the Plan after the tenth anniversary of the date the Plan is approved by our stockholders.

Employment Agreements

Effective July 10, 2006, we entered into employment agreements with each of our named executive officers. The material terms of each employment agreement are substantially the same. Each employment agreement provides that the executive will be paid a base salary at the current rate, subject to annual review, and that the executive may be eligible to participate in our equity compensation and other performance-based plans at a level consistent with the executive’s position. In addition, the executive is eligible to participate in our welfare benefit plans and our deferred compensation and savings plans and is entitled to a monthly automobile allowance.

If the executive’s employment is terminated by us for reasons other than cause (as defined in the employment agreements), death or disability, the executive is entitled to receive a lump sum payment equal to: (i) any base salary owed to the date of termination, (ii) one year of base salary plus $15,000 (two years of base salary plus $30,000 in the case of Laurie Bebo), (iii) an amount equal to 30% (45% in the case of Ms. Bebo and Terry Usher) of base salary, in lieu of bonus, (iv) an additional pro-rata bonus payment for the year in which termination occurs, (v) the cash equivalent of 12 months (24 months for Ms. Bebo) of automobile allowance and (vi) any amount that would have been credited by us to any deferred compensation plan for the executive over the 12 month period after termination (24 months for Ms. Bebo). In addition, the executive will also be entitled to all vested deferred compensation, continued coverage under any welfare benefit plans (except medical benefit plans) for 12 months (24 months for Ms. Bebo) after termination and medical plan continuation coverage required under applicable law, subject to payment in full of all insurance premiums by the executive.

In addition, in the event that the severance benefits payable to the executive are made in connection with a change in control of the Company and equal or exceed three times the executive’s “base amount” within the meaning of Section 280G(b)(3) of the Internal Revenue Code, such severance benefits shall be reduced to an amount the present value of which is equal to 2.99 times the “base amount.”

The executive is also subject to restrictive covenants relating to confidential information, nonsolicitation and noncompetition.

OUR RELATIONSHIP WITH EXTENDICARE AFTER THE EXCHANGE

We have provided below a summary description of each of the agreements between Extendicare and us relating to the separation and our ongoing relationship with Extendicare after the separation. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which have been included as exhibits to the Registration Statement of which this Information Statement is a part.

Overview

We and Extendicare will enter into a number of agreements, which are described below, and which include:

•	a separation agreement, which we refer to as the Separation Agreement;

•	a tax allocation agreement, which we refer to as the Tax Allocation Agreement;

•	a number of transitional services agreements, which we refer to as the Transitional Services Agreements; and

•	a number of operating leases and purchase agreements relating to the transfer of EHSI assisted living facilities to us, which we refer to as the EHSI Transfer Documents.

These agreements will govern the allocation of assets and liabilities related to our business as well as the ongoing relationship between Extendicare and us after the separation. In addition, we and Extendicare will execute any deeds, bills of sale, stock powers, certificates of title, assignments and other instruments of sale, contribution, conveyance, assignment, transfer and delivery required to consummate our separation from Extendicare. These documents, including the Separation Agreement, the Tax Allocation Agreement, the Transitional Services Agreements and the EHSI Transfer Documents, are referred to as the Transaction Agreements.

Separation Agreement

The Separation Agreement will set forth our agreements with Extendicare related to the transfer of assets and the assumption of liabilities necessary to separate our company from Extendicare. It also will set forth our indemnification obligations to each other following the separation.

The Separation and Assumed Liabilities

Although we expect that most of the assets described as being owned by us in this Information Statement will be owned by us prior to our entering the Separation Agreement, the Separation Agreement will obligate Extendicare to transfer, and cause its affiliates to transfer to us or our subsidiaries any asset that is held for use or intended to be used primarily in the operation of our business, as described in this Information Statement. We will be obligated to transfer to Extendicare certain assets that we own or hold that are not used primarily in the operation of our business. In addition, we or our subsidiaries will assume and agree to perform, discharge and fulfill:

•	all liabilities primarily related to, arising out of or resulting from the operation or conduct of our business, except for any liabilities related to the 29 assisted living facilities being transferred to us by EHSI arising prior to the transfer of the applicable facility, and including any liabilities to the extent relating to, arising out of or resulting from any other asset that is transferred to us by Extendicare, in each case whether before, on or after the completion of the Plan of Arrangement;

•	all liabilities recorded or reflected in the financial statements included in this Information Statement (except for any liabilities related to the 29 assisted living facilities being transferred to us by EHSI that arose or arise prior to their transfer);

•	all liabilities relating to certain specified lawsuits that primarily relate to us; and

•	all liabilities of Extendicare under any agreement between Extendicare and any of our directors or director nominees, entered prior to the completion of the Plan of Arrangement, that indemnifies such directors or director nominees for actions taken in their capacity as directors or director nominees of us.

Except as expressly set forth in the Separation Agreement or in any other Transaction Agreement, neither we nor Extendicare will make any representation or warranty as to:

•	the assets, businesses or liabilities transferred or assumed, or excluded from such transfer or assumption, as part of the separation, including any warranty of merchantability or fitness for a particular use;

•	any consents or authorization from any governmental entity required in connection with the transfers;

•	the value, or freedom from any encumbrances of, or any other matter concerning, any assets or liabilities transferred or assumed, or excluded from such transfer or assumption;

•	the absence of any defenses or right of set-off or freedom from counterclaim with respect to any claim of either us or Extendicare; or

•	the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred.

Except as expressly set forth in any transaction document, all assets will be transferred on an “as is,” “where is” basis, at the own risk of the respective transferees without any warranty whatsoever on the part of the transferor, and we and our subsidiaries will agree to bear the economic and legal risks that any conveyance was insufficient to vest in us good and marketable title, free and clear of any encumbrance, and that any necessary consents or approvals were not obtained or that any requirements of applicable laws were not met.

Pursuant to the Separation Agreement, we and Extendicare will cooperate in all reasonable respects to ensure that the separation, assumption of liabilities and transfer of assets to ALC, and the retention by Extendicare of all assets and liabilities excluded from the transfer are consummated in accordance with the terms of the Separation Agreement.

Use of Names

The Separation Agreement will provide that, after our separation from Extendicare, and subject to a limited license that will allow Extendicare to continue use for a short period following the separation, we will have all rights in and use of the “Assisted Living Concepts” name and all other names, imprints, trademarks, trade names, trade name rights, trade dress, domain names, service marks, service mark rights and service names, which we refer to collectively as the ALC Names, of Extendicare and its applicable subsidiaries, whether or not registered, that include or are derivatives of the “Assisted Living Concepts” name, including all common law rights and all goodwill associated therewith, and Extendicare will take such actions as are necessary or appropriate to vest such rights in us and our subsidiaries. The Separation Agreement will also contain complementary provisions related to our use of Extendicare’s names.

Records; Confidentiality

The Separation Agreement will also provide for the mutual sharing of information between us and Extendicare to enable each party to comply with reporting, filing, audit or tax requirements for use in judicial proceedings and in order to comply with other obligations as set forth in the Separation Agreement. The Separation Agreement will also contain provisions that require each party to treat confidential information of the other party confidentially.

Indemnification; Contribution

Pursuant to the Separation Agreement, we will indemnify, defend and hold harmless and will pay or reimburse Extendicare, each of its affiliates, including any of its direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:

•	our assisted living care business, any assets transferred to us by Extendicare, or any of the liabilities that we assume as part of the separation, other than any pre-transfer liabilities related to the 29 assisted living facilities being transferred to us by EHSI;

•	any untrue or allegedly untrue statement of a material fact contained in any filing we make with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and relating to information, statements, facts or omissions relating to us, our subsidiaries or our business; and

•	the breach by us or our subsidiaries of any agreement or covenant contained in any Transaction Agreement which is to be performed or complied with by us or our subsidiaries after the separation, unless and to the extent such Transaction Agreement contains alternative indemnification provisions.

•	EHSI being a party to our master leases with LTC, which cover 37 of our properties, other than losses arising from certain breaches by EHSI of those leases.

•	EHSI being a guarantor of our affiliates under 9 leases.

Extendicare will indemnify, hold harmless and defend and will pay or reimburse us, each of our affiliates, including any direct or indirect subsidiaries, each of our directors, officers and employees, or any of our investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:

•	those assets and liabilities that are not transferred to us as part of the separation, whether such losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after our separation from Extendicare;

•	any pre-transfer liabilities related to the 29 assisted living facilities being transferred to the Company by EHSI;

•	certain breaches by EHSI of our master leases with LTC;

•	any untrue or allegedly untrue statement of a material fact contained in any filing Extendicare makes with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and relating to information, statements, facts or omissions not relating to us, our subsidiaries or our business; and

•	the breach by Extendicare or any of its affiliates (other than us or our subsidiaries) of any agreement or covenant contained in any Transaction Agreement which is to be performed or complied with by it after our separation from Extendicare, unless and to the extent such Transaction Agreement contains alternative indemnification provisions.

The Separation Agreement will also specify the procedures and limitations with respect to claims subject to indemnification and will provide for contribution in the event that indemnification is not available or insufficient to hold harmless an indemnified party.

Dispute Resolution

Pursuant to the Separation Agreement, we and Extendicare will agree to binding arbitration for any claims arising under the Separation Agreement or any other Transaction Agreement (unless otherwise specified in such Transaction Agreement). Any arbitration will follow the rules of the International Chamber of Commerce. The Separation Agreement will set forth the procedures that we and Extendicare will be obligated to follow with regard to any dispute, including the procedures to select an arbitrator.

Tax Allocation Agreement

The Tax Allocation Agreement, which we and Extendicare will enter into immediately prior to the separation, will govern both our and Extendicare’s rights and obligations after the separation with respect to taxes for both pre- and post- separation periods. Under the Tax Allocation Agreement, we generally will be required to indemnify Extendicare for any taxes attributable to our operations (excluding the assisted living facilities being transferred to us from EHSI as of the separation) for all pre-separation periods and Extendicare generally will be required to indemnify us for any taxes attributable to its operations (including the assisted living facilities being transferred to us from EHSI as part of the separation) for all pre-separation periods. In addition, Extendicare will be liable, and will indemnify us, for any taxes incurred in connection with the separation.

Under U.S. Federal income tax law, we will be jointly and severally liable for any taxes imposed on Extendicare for the periods during which we were a member of its consolidated group, including any taxes imposed with respect to the disposition of our common stock. Extendicare may not have sufficient assets, however, to satisfy any such liability and we may not successfully recover from Extendicare any amounts for which we are held liable. Our liability for any taxes imposed on Extendicare could materially reduce the price of our common stock.

Though valid as between the parties, the Tax Allocation Agreement is not binding on the U.S. Internal Revenue Service or any other taxing authority and does not affect the joint and several liability of Extendicare’s U.S. affiliates and us for all U.S. federal taxes of the U.S. consolidated group relating to periods before the separation.

Transitional Services Agreements

Following the separation, we will receive and rely on certain transitional services to be provided to us by Extendicare and its subsidiaries, including services related to information technology, payroll and benefits processing and reimbursement functions. These services will be provided pursuant to a number of agreements (the “Transitional Services Agreements”) that we will enter into with two subsidiaries of Extendicare, Virtual Care Provider Inc. (“Virtual Care”) and EHSI. We expect the cost of these services to be approximately $1.5 million per year in the aggregate, which we believe approximates the fair value of the services.

In addition to the terms described below, the Transitional Services Agreements contain customary provisions designed to protect the interests of the parties to the respective agreements, including restrictions on the use of confidential information and intellectual property, indemnification provisions, restrictions on assignment and the availability of remedies in connection with default.

Information Technology Services

For an initial period of three years following the separation, Virtual Care will provide specified information technology services to us. The agreement with Virtual Care will provide for termination, with or without cause, by either party upon 90 days’ notice. We expect to pay approximately $1.1 million per year for these services, which include:

•	hosting services for our software, messaging, data storage, anti-virus and identity and access management programs;

•	monitoring and management services for our information technology systems;

•	support services via telephone; and

•	telecommunication services allowing us to maintain and grow our network.

Virtual Care also has agreed to provide us with other specified technology services on an as-needed basis, including onsite support and technology implementation services, information technology consulting and procurement services and software rental services.

Payroll Processing and Employee Benefits Services

For an initial period of five years following the separation, EHSI will provide specified payroll and benefits processing services for all of our employees. We also will have the option to extend these services for renewal periods of two additional years under the same terms and conditions, other than the renewal term. The agreement relating to these services may be terminated by us, with or without cause, upon 90 days’ prior written notice. We expect to pay approximately $362,000 per year for payroll processing and employee benefits services, subject to a 3% annual increase. These services will include the following:

•	payroll maintenance and processing services, including related tax and banking matters;

•	general management services for payroll processing, employee benefits and customer service functions;

•	services relating to additions, changes and deletions from employee insurance plans; and

•	services relating to benefit claims and 401(k) and ERISA compliance.

Reimbursement Services

For an initial period beginning upon the separation and ending on August 30, 2007, EHSI will provide specified reimbursement and planning services to us. These services will consist of the planning, preparation and review of the annual Texas cost reports and periodic applications for rate enhancements for our 41 Texas facilities. We also will have the option to extend these services for a renewal period of one additional year. We will not be able to terminate this agreement during the initial period. We expect to pay approximately $20,000 per year for these services, subject to a 3% annual increase if we exercise our renewal option. These services primarily relate to the development of facilities in Texas.

EHSI Transfer Documents

Since March 31, 2006, we have acquired the license to operate all of EHSI’s 29 assisted living facilities and have entered into purchase agreements with respect to each facility. We have completed the purchase of 15 of these facilities for an aggregate purchase price of $61.2 million. Unlike 14 of the facilities that we have purchased, which are free standing, 15 of the facilities require the approval of local planning commissions to subdivide the properties between the assisted living facilities and skilled nursing facilities that make up those properties. We have applied for such approval and expect to complete the purchase of the remaining facilities for an aggregate purchase price of $33.4 million in accordance with the terms of the purchase and sale agreements that we have entered with EHSI with respect to these facilities prior to our separation from Extendicare. In the interim, we have entered into a lease agreement with EHSI for the land component of the properties and the assisted living facilities. If EHSI has not obtained approval to subdivide any of the properties immediately prior to the separation, we will purchase all but the land component of the applicable property, which in aggregate totals $31.3 million, and EHSI will make a capital contribution to us in an amount equal to the purchase price of the land component of the property, which in aggregate totals $2.1 million, which we would subsequently loan back to EHSI in exchange for a note. In addition, for any property awaiting local planning approval, the applicable lease agreement with EHSI will be adjusted to become only a land lease of such property. We will lease the land component for any properties awaiting planning permission for an initial term of five years, with two successive renewal periods of five years each, exercisable at our option. Should all of the properties await local planning approval, the initial aggregate lease payments due under these leases will be $0.3 million. The lease amounts will increase annually based upon the Consumer Price Index. In addition, at the end of each lease period, the lease rates will be reassessed and reset to reflect fair market value rates. Upon receipt of approval, the land leases will be terminated, EHSI will repay the amount due on the note and we will pay EHSI for the land. The note will bear interest at 6.0% and will mature at the earliest of the date that planning commission approval is received or the date that the corresponding lease matures.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Extendicare beneficially and of record holds, and will hold before the separation, all of the outstanding shares of our common stock. Holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares, including certain of our directors and executive officers will receive shares of our common stock in the Exchange.

The following table provides information, based on information known to Extendicare regarding the ownership of its Subordinate and Multiple Voting Shares through June 30, 2006, regarding the anticipated beneficial ownership of our common stock by (1) each of our shareholders who we believe will be a beneficial owner of more than 5% of any class of our common stock, (2) each of our directors and those persons nominated to serve as our directors, (3) each of our named executive officers and (4) all of our executive officers and directors as a group. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The rules of the SEC consider a person to be the “beneficial owner” of any securities over which the person has or shares voting power or investment power, or any security that the person has the right to acquire, within 60 days, such sole or shared power.

						Percent of
	Approximate Number of		Assuming Full	Percentage of		Total Votes(1)
	Shares to be Owned(1)		Conversion(1)(2)	Issued Shares(1)		No	Full
Name of Beneficial Owner	Class A	Class B	Class A	Class A	Class B	Conversion	Conversion(2)

5% Beneficial Holders:
Scotia Investments Limited(3)	8,667	7,600,000	8,178,667	*	64.52%	43.28%	11.60%
Clearwater Capital Management Inc.(4)	—	1,762,320	1,894,494	—	14.96%	10.04%	2.67%
Phillips, Hager & North Investment Management Ltd.(5)	4,880,662	—	4,880,662	8.44%	—	2.78%	6.92%
Connor, Clark & Lunn Investment Management Partnership(6)	3,493,140	—	3,493,140	6.04%	—	1.99%	4.96%
Directors/Director Nominees:
Alan Bell	—	—	—	—		—	—
Derek H.L. Buntain	115,900	200	116,115	*	*	*	*
Sir Graham Day	43,120	2,000	45,270	*	*	*	*
David M. Dunlap	120,500	—	120,500	*	—	*	*
David J. Hennigar(3)	80,000	15,400	96,555	*	*	*	*
Malen S. Ng	11,228	—	11,228	*	—	*	*
Mel Rhinelander	511,700	2,000	513,850	*	*	*	*
Charles H. Roadman II, MD	20,665	—	20,665	*	—	*	*
Named Executives:
Laurie A. Bebo	85,565	—	85,565	*	—	*	*
Walter A. Levonowich	—	—	—	—	—	—	—
Terry Usher	37,750	—	37,750	*	—	*	*
Rae Schweer	—	—	—	—	—	—	—
All directors and executive officers as a group (12 persons)	1,026,428	19,600	1,047,498	1.78%	*	*	1.49%

*	Less than 1.0%.

(1)	Includes the shares underlying the options described below, which are assumed to be exercised. All percentages assume that all outstanding options of Extendicare, representing 1,643,875 Subordinate Voting Shares of Extendicare at June 30, 2006, are exercised and the underlying shares issued prior to the Exchange.

(2)	Each share of Class B common stock may be converted into 1.075 shares of Class A common stock at the option of the holder thereof. These columns assume that all of the outstanding shares of Class B common stock were converted into shares of Class A common stock such that a single class of common stock remained outstanding.

(3)	Scotia Investments Limited holds directly 8,667 Subordinate Voting Shares of Extendicare and 1,480,000 Multiple Voting Shares of Extendicare. The remaining Multiple Voting Shares of Extendicare are held indirectly through related companies as follows: Minas Basin Creditco Limited — 5,420,000; Parrsboro Lumber Company Limited — 440,000; Minas Basin Investments Limited — 200,000; and BH Investments Limited — 60,000. All of the outstanding voting shares of Scotia Investments Limited are held directly or indirectly by approximately 50 members of the family of the late R.A. Jodrey. David J. Hennigar, our chairman nominee, is a member of the Jodrey family and one of twelve directors of Scotia Investments Limited, none of whom individually has the power to vote or dispose of the shares held directly or indirectly by Scotia Investments Limited. Matters relating to the voting and disposition of shares held by Scotia Investments Limited are determined exclusively by its board of directors. Mr. Hennigar disclaims beneficial ownership of the shares to be held directly or indirectly by Scotia Investments Limited.

(4)	Based on information provided to Extendicare by Clearwater Capital Management Inc. (“Clearwater”). Clearwater holds the shares on behalf of its managed accounts and is controlled by Roland Keiper, President of Clearwater. Clearwater has indicated that it has acquired the shares for investment purposes only.

(5)	Based on publicly available information filed by Phillips, Hager & North Investment Management Ltd. in Canada on March 23, 2006. The report indicates that the securities of Extendicare are controlled (but not owned) by Phillips, Hager & North Investment Management Ltd., Phillips, Hager & North Investment Management Limited Partnership and Sky Investment Counsel Ltd. (collectively, the “Eligible Institutional Investors”) on behalf of client accounts over which they have discretionary trading authority. The report further states that the securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over Extendicare.

(6)	Based on a Schedule 13G filed with the U.S. Securities and Exchange Commission by Connor, Clark & Lunn Investment Management Partnership (“Connor Clark”), which indicates that Connor Clark is a parent holding company of Connor, Clark & Lunn Investment Management Ltd., which is a registered investment adviser. The Schedule 13G filing further states that the securities of Extendicare were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. In addition, the report states that Connor Clark and Connor, Clark & Lunn Investment Management Ltd. are of the view that they and the investment companies and other accounts that they manage are not acting as a “group” for the purposes of section 13(d) under the Securities and Exchange Act and that they and such investment companies and accounts are not otherwise required to attribute to each other the “beneficial ownership” of securities “beneficially owned” under Rule 13D-3 promulgated under the Securities and Exchange Act of 1934. Therefore, they are of the view that the shares held by Connor Clark and Connor, Clark & Lunn Investment Management Ltd. and such investment companies and accounts should not be aggregated for purposes of section 13(d).

MATERIAL UNITED STATES AND CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The discussion below is a summary of the principal United States federal and Canadian federal income tax considerations relating to an investment in our common shares. The discussion does not take into account the individual circumstances of any particular investor. Therefore, prospective investors in our common shares should consult their own tax advisors for advice concerning the tax consequences of an investment in our common shares based on their particular circumstances, including any consequences of an investment in our common shares arising under state, provincial or local tax laws or the tax laws of any jurisdiction other than the United States or Canada.

This summary does not address the tax consequences of the Exchange. Please see the management proxy Circular related to the Plan of Arrangement for a description of the tax consequences of the Exchange.

United States Taxation

General

This section summarizes the material U.S. federal income tax consequences of owning and disposing of shares of our common stock. The discussion is limited in the following ways:

•	The discussion only covers you if you will hold shares of our common stock as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of shares of our common stock.

•	The discussion does not cover you if you are a partner in a partnership (or entity treated as a partnership for U.S. tax purposes). If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

•	The discussion is based on current law. Changes in the law may change the tax consequences discussed below.

•	The discussion does not cover state, local or foreign law.

•	We have not requested a ruling from the U.S. Internal Revenue Service (“IRS”) on the tax consequences of owning and disposing of our common stock. As a result, the IRS could disagree with portions of this discussion.

We suggest that you consult your tax advisor about the tax consequences of owning and disposing of shares of our common stock in your particular situation.

Tax Consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder”. A “U.S. Holder” is a beneficial owner of shares of our common stock that, for U.S. federal tax purposes, is:

•	an individual U.S. citizen or resident alien;

•	a corporation that was created under U.S. law (federal or state); or

•	an estate or trust whose world-wide income is subject to U.S. federal income tax.

Distributions

The gross amount of any distribution we make on our common stock generally will be included in the gross income of a U.S. Holder as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits. If the amount of any distribution exceeds our earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in its shares of our common stock (resulting in a reduction by an equal amount of that basis) and thereafter as a taxable capital gain.

If you are an individual, dividends you receive before January 1, 2011 generally will be subject to a maximum U.S. federal income tax rate of 15%. However, individuals who fail to satisfy a minimum holding period during which they are not protected from a risk of loss or who elect to treat the dividend income as “investment income” will not be eligible for the reduced rates of taxation. If you are a corporation, you may be entitled, subject to holding period and other requirements, to the dividends-received deduction under the Code. You should consult your tax advisor regarding eligibility for reduced rates on dividends and the dividends-received deduction.

Sale or Disposition

A U.S. Holder generally will recognize gain or loss on the sale or other disposition of our common stock in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the stock. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the stock for more than one year. For U.S. Holders that are individuals, long-term capital gain is generally subject to a reduced rate of tax. Short-term capital gain recognized by a U.S. Holder will be subject to tax at ordinary income tax rates. Deductions for capital losses are subject to certain limitations.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” A “Non-U.S. Holder” is a beneficial owner of our common stock (other than a partnership) that is not a U.S. Holder.

Dividends

In general, the gross amount of any distribution we make on our common stock will be treated as a dividend to the extent of our current or accumulated earnings and profits. If the amount of any distribution exceeds our earnings and profits, the excess will be treated first as a non-taxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its shares of our common stock (resulting in a reduction by an equal amount of that basis) and thereafter as capital gains from the disposition of our common stock. See “— Sale or Disposition.”

Dividends paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax at a rate of 30% or such lower rate as may be provided by an applicable income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident. In general, the U.S. withholding tax rate on dividends paid to a resident of Canada, and nor attributable to a permanent establishment in the United States is 15%.

Dividends received by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States (and, in some instances if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) are subject to U.S. federal income tax on a net income basis (that is, after allowance for applicable deductions) at graduated individual or corporate rates. Any such dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder eligible for a reduced rate of withholding of U.S. federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale or Disposition

Although gain on the disposition of property by a Non-U.S. Holder is generally exempt from U.S. income and withholding tax, special rules may apply to certain Non-U.S. Holders because we expect to be a “United States real property holding corporation” for U.S. federal income tax purposes. As a result, a Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to gain recognized on a sale or deemed disposition of shares of our common stock if such Non-U.S. Holder owned more than 5% of the total fair market value of our common stock at any time within the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period. In addition, a Non-U.S. Holder will be subject to U.S. net income tax on any gain realized from the sale of shares of our common stock if (i) the gain is effectively connected with the conduct of a United States trade or business of such Non-U.S. Holder (but only, in some cases where an income tax treaty applies, if such income is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) or (ii) the Non-

U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are satisfied.

Backup Withholding Tax and Information Reporting

U.S. Holders

U.S. Holders will be subject to information reporting requirements and backup withholding with respect to proceeds paid on the disposition of, and dividends paid on, shares of our common stock. Backup withholding will not apply if the U.S. Holder provides an IRS Form W-9 to the payor or otherwise establishes an exemption. Certain shareholders (including, among others, corporations and Non-U.S. Holders) are not subject to the backup withholding rules. Under the backup withholding rules, we are required to withhold and remit to the IRS an amount equal to 28% of the fair market value of any distributions on our common stock to a shareholder of record if such shareholder is subject to backup withholding. If we do not have the appropriate information from a shareholder or have received a notice from the IRS that a shareholder is subject to backup withholding, we will withhold pursuant to the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a shareholder’s U.S. federal income tax liability, provided the required information is provided to the IRS.

Non-U.S. Holders

Non-U.S. Holders are generally subject to information reporting requirements with respect to dividends paid by us to such Non-U.S. Holders and any tax withheld with respect to such dividends. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Non-U.S. Holders are not subject to backup withholding provided the Non-U.S. Holder certifies under penalties of perjury as to his or its status as a Non-U.S. Holder (and the payor does not have actual knowledge that such Non-U.S. Holder is a U.S. person) or otherwise establishes an exemption.

Canadian Federal Taxation

The following is a summary of the principal Canadian federal income tax considerations generally applicable to the ownership and disposition of shares of our common stock acquired by persons who, at all relevant times and for purposes of the Income Tax Act (Canada) (“Tax Act”), are resident or are deemed to be resident in Canada, deal at arm’s length with us, are not affiliated with us and who hold or will hold shares of our common stock as capital property (“holder”). The Tax Act contains provisions relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing (the “Mark-to-Market Rules”). This summary does not take into account the Mark-to-Market Rules and taxpayers that are “financial institutions” as defined for the purpose of the Mark-to-Market Rules should consult their own legal and tax advisors. In addition, this opinion assumes that the shares of our common stock will, at all relevant times, be listed on a “prescribed stock exchange” for purposes of the Tax Act, which is currently defined to include the New York Stock Exchange.

This summary is based upon the current provisions of the Tax Act and regulations thereunder (the “Regulations’) in force as at the date hereof, all specific proposals to amend the Tax Act and Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current published administrative policies and practices of the Canada Revenue Agency. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law or administrative practices or policies whether by judicial, regulatory, administrative or legislative action, nor does it take into account provincial, territorial or foreign tax laws or considerations, which may differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced.

This summary is of a general nature only and is not intended to be, nor should it be relied upon or construed to be, legal or tax advice to any particular holder. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect a holder. Accordingly, holders of shares of our common stock should consult their own legal and tax advisors with respect to their own particular circumstances.

All amounts relevant in computing the Canadian federal income tax liability of a holder are to be reported in Canadian currency at the rate of exchange prevailing at the relevant time.

Taxation of Dividends

Dividends received by a holder of shares of our common stock will be included in computing the income of that holder. The gross-up and dividend tax credit does not apply to dividends on shares of our common stock.

The adjusted cost base to a holder of shares of our common stock will be reduced by any amount received by the holder on a reduction of our paid-up capital in respect of the holder’s shares. If the reduction exceeds the adjusted cost base to a holder of the shares, the amount of the excess is deemed to be a capital gain of the holder from a disposition of the shares (see “— Disposition of Shares” below).

The characterization of a particular distribution by us for purposes of the Tax Act will generally be determined by the classification of the distribution under the governing corporate law.

A holder that is an individual may be entitled to a foreign tax credit for U.S. withholding tax paid in respect of a dividend on shares of our common stock up to a maximum of 15% of the dividend. If the U.S. withholding tax in respect of a particular dividend on shares of our common stock exceeds 15% of that dividend, the individual may be entitled to deduct the excess in computing income. A holder (other than an individual) may be entitled to a foreign tax credit for the full amount of U.S. withholding tax paid by that holder in respect of a dividend on shares of our common stock. Holders of shares of our common stock should consult their own legal and tax advisers regarding the availability of foreign tax credits in their particular circumstances.

If we are a “foreign affiliate” (as defined in the Tax Act) of a holder of shares of our common stock that is a corporation, no foreign tax credit is available for U.S. withholding tax paid by that holder in respect of a dividend on shares of our common stock and the foreign affiliate rules apply. Any such holder should consult its own legal and tax advisers regarding the application of these rules in its particular circumstances.

Disposition of Shares

In general, a disposition or a deemed disposition of shares of our common stock will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of reasonable costs of disposition, if any, exceed (or are exceeded by) the adjusted cost base. For this purpose, the adjusted cost base to a holder of shares of our common stock will generally be determined by averaging the cost of all shares of our common stock held at that time by the holder.

One-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year may be deducted from any taxable capital gains of the holder in the year. Any allowable capital loss not deducted in the year may be deducted against taxable capital gains of the holder realized in any of the three preceding years or any subsequent year (in accordance with the rules contained in the Tax Act). Capital gains realized by an individual may give rise to liability for alternative minimum tax.

A holder of shares of our common stock that is subject to U.S. tax on a gain realized on a disposition of shares of our common stock may be entitled to a foreign tax credit. Holders of shares of our common stock should consult their own legal and tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Additional Refundable Tax

A holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including taxable capital gains.

DESCRIPTION OF OUR CAPITAL STOCK

Below we have provided a summary description of our capital stock. This description is not complete. You should read the full text of our amended and restated articles of incorporation and amended and restated bylaws, which will be included as exhibits to the Registration Statement of which this Information Statement is a part, as well as the provisions of applicable Nevada law.

General

Our authorized capital stock consists of 400,000,000 shares of Class A common stock, par value $0.01 per share, 75,000,000 shares of Class B common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock. Based on the number of Extendicare Subordinate and Multiple Voting Shares outstanding as of June 30, 2006 (excluding shares underlying 1,643,875 outstanding options to purchase Extendicare Subordinate Voting Shares), immediately following the separation:

•	56,177,520 shares of Class A common stock will be issued and outstanding;

•	11,778,433 shares of Class B common stock will be issued and outstanding, all of which will be held by holders of Extendicare Multiple Voting Shares as of the Effective Time; and

•	no shares of preferred stock will be outstanding.

Common Stock

The relative rights of the Class A common stock and Class B common stock are substantially identical in all respects, except for voting rights, conversion rights and transferability.

Voting Rights

Each share of Class A common stock entitles the holder to one vote and each share of Class B common stock entitles the holder to ten votes with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Except as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class.

In addition to any other vote required by our amended and restated articles of incorporation or by applicable law, the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A common stock, voting separately as a class, will be required for certain amendments to the dividend, subdivision or combination, conversion and equivalent consideration provisions of our amended restated articles of incorporation described below.

Our amended and restated articles of incorporation will also provide that for so long as shares of Class B common stock are outstanding, in addition to any other vote required by our amended and restated certificate of incorporation or by applicable law, the affirmative vote of the holders of 80% of the voting power of all outstanding shares of Class B common stock, voting separately as a class, will be required:

•	for the authorization or issuance of shares of Class B common stock or the authorization or issuance of any securities convertible into or exchangeable for shares of Class B common stock;

•	for the authorization or issuance of shares of any series or class of capital stock (other than Class A common stock or Class B common stock) having more than one vote per share or having any right to elect directors voting as a separate class or any class voting or consent rights, in each case other than as required by applicable law or the rules or regulations of any stock exchange upon which such series or class of capital stock is to be listed for trading (or securities convertible into or exchangeable therefor);

•	for any amendment to any provision of our amended and restated articles of incorporation setting forth any of the rights, powers or preferences of the Class A common stock or Class B common stock; and

•	for certain amendments to the dividend, subdivision or combination, conversion, transfer restrictions and equivalent consideration provisions of our amended and restated articles of incorporation described below.

Dividends

Holders of Class A common stock and Class B common stock will share equally in any dividend declared by our Board of Directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A common stock or Class B common stock or any of our other securities or the securities of any other legal entity may be paid only as follows subject to the equivalent consideration provisions described below:

•	a share distribution consisting of shares of Class A common stock (or convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A common stock) with respect to shares of Class A common stock and, on an equal per share basis, shares of Class B common stock (or convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class B common stock) with respect to shares of Class B common stock;

•	in the case of a share distribution consisting of shares of any class or series of our securities other than Class A common stock or Class B common stock (and other than convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A common stock or Class B common stock) or of one of our subsidiaries, on the basis of a distribution of one class or series of securities with respect to shares of our Class A common stock and another class or series of securities with respect to shares of our Class B common stock, and the securities so distributed (and, if applicable, the securities into which the distributed securities are convertible, or for which they are exchangeable, or which the distributed securities evidence the right to purchase) shall differ with respect to, but solely with respect to, their relative voting rights and related differences in conversion and share distribution provisions, and all such differences shall be identical to the corresponding differences in voting rights, conversion and share distribution provisions between our Class A common stock and our Class B common stock, so as to preserve the relative voting rights of each class as in effect immediately prior to such share distribution, and such distribution shall be made on an equal per share basis; and

•	in the case of a share distribution consisting of shares of any class of series of securities of any other legal entity other than us or one of our subsidiaries, on the basis of a distribution of identical securities, on an equal per share basis, with respect to shares of Class A common stock and Class B common stock.

Subdivision or Combination

If we in any manner subdivide or combine the outstanding shares of Class A common stock or Class B common stock, the outstanding shares of other classes of common stock will be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A common stock or Class B common stock, as the case may be, that have been subdivided or combined.

Conversion

Each share of Class B common stock is convertible at any time and from time to time at the option of the holder thereof into 1.075 shares of Class A common stock. In addition, any shares of Class B common stock transferred to a person other than a permitted holder (as described below) of Class B common stock will automatically convert into shares of Class A common stock on a 1:1.075 basis upon any such transfer. Shares of Class A common stock are not convertible into shares of Class B common stock.

Transfer Restrictions

In general, shares of our Class A common stock are freely transferable by the holders thereof. Shares of our Class B common stock are not transferable unless (i) first converted into shares of our Class A common stock or

(ii) transferred pursuant to a Permitted Transfer. A Permitted Transfer is a transfer of Class B common stock to an Eligible Transferee, which is defined as:

•	in the case of an individual, an individual who (i) is a descendant or a spouse of a descendant of R.A. Jodrey or C.F.W. Burns or (ii) on the effective date, is either a registered holder of shares of Class B common stock or a beneficial owner of shares of Class B common stock and, in either case, the executors, administrators, trustees or legal representatives of such individual’s estate (the “Family Members”); and

•	(i) in the case of a corporation, a corporation all of the shares of which are beneficially owned directly or indirectly by or for the benefit of Family Members (ii) in case of a trust, a trust in which all the beneficiaries are Family Members and (iii) in the case of a partnership, a partnership of which all the partners are Family Members.

In addition, an individual, corporation, beneficiary or partner referred to above (A) which is a voting common equity security holder of an entity that beneficially owns shares of Class B common stock on the effective date, or (B) an entity which is wholly owned by the beneficial owner of shares of Class B common stock is an Eligible Transferee so long as there is no change of beneficial ownership of the shares of Class B common stock. For these purposes, “beneficially owned” has the meaning assigned to it under Rule 13d-3 of the Securities and Exchange Act of 1934 and “effective date” means the date that our Class A common stock is listed on the NYSE.

Equivalent Consideration in Certain Transactions

In the event of any merger, consolidation, share exchange, reclassification of our capital stock or other reorganization to which we are a party, pursuant to which shares of Class A common stock or Class B common stock will be exchanged for or converted into, or will receive a distribution of, cash or other property or our securities or the securities of any other person, each share of common stock will be entitled to receive Equivalent Consideration (as defined below) on a per share basis. As defined in our amended and restated certificate of incorporation, the term “Equivalent Consideration” means consideration in the same form, in the same amount and, if applicable, with the same voting rights on a per share basis; provided (i) that holders of Class B common stock will be entitled to receive consideration in excess of that received by holders of Class A common stock in an amount equal to the Class B conversion premium described above under “— Conversion” and (ii) that, in the event that our securities (or securities of any surviving entity or any direct or indirect parent of the surviving entity) are to be issued or paid in a Control Transaction (as defined below), then such securities shall be issued or paid in two classes and such classes shall differ with respect to, but solely with respect to, their relative voting rights and related differences in conversion and share distribution provisions, and all such differences shall be identical to the corresponding differences in voting rights, conversion and share distribution provisions between the Class A common stock and the Class B common stock, so as to preserve the relative voting rights of each class as in effect immediately prior such transaction. As defined in our amended and restated certificate of incorporation, the term “Control Transaction” means any merger, consolidation, share exchange, reclassification of our capital stock or other reorganization to which we are a party in which the holders of our common stock immediately prior to consummation of such transaction continue to hold at least a majority of the equity or voting power in us (or any surviving entity or any direct or indirect parent of the surviving entity) immediately after consummation of such transaction.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares distributed in the Exchange will be, when distributed, validly issued, fully paid and nonassessable.

Preferred Stock

Subject to the voting rights of the holders of Class B common stock described above, our Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Nevada Law

Some provisions of Nevada law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Shareholder Action by Written Consent

Our amended and restated articles of incorporation provide that any action required or permitted to be taken at any annual or special meeting of the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

Calling of Special Meeting

Our amended and restated articles of incorporation and bylaws provide that special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called exclusively upon request by the majority of our Board of Directors.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

In general, for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give notice in writing to our principal executive office 50 to 75 days before the first anniversary of the preceding year’s annual meeting, and the business must be a proper matter for stockholder action. The stockholder’s notice must include for each proposed nominee and business, as applicable, (i) the proposed nominee’s name, age, business address, residence and principal occupation, (ii) the class, series and number of shares of ALC beneficially owned by the nominee, (iii) all required information under the Securities and Exchange Act of 1934, as amended, (iv) a brief description of the proposed business and the reasons for conducting such business at the meeting, (v) the stockholder’s name and address that is making the proposal, (vi) the class, series and number of shares which are beneficially owned by such stockholder and (vii) such stockholder’s material interest in the business being proposed.

In general, the only business that shall be conducted at a special meeting of stockholders shall be the matters set forth in the applicable notice of meeting.

Only persons who are nominated in accordance with the procedures set forth in our bylaws shall be eligible to serve as directors, and the only business that shall be conducted at a meeting of stockholders shall be the matters properly brought before the meeting in accordance with the procedures set forth in our bylaws. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with the procedures set forth in our bylaws and, if any proposed nomination or business is not in compliance with our bylaws, to declare that such defective proposal or nomination shall be disregarded.

Amendment of Certain of the Provisions of our Amended and Restated Articles of Incorporation and Bylaws

The provisions in our amended and restated articles of incorporation and bylaws relating to amendment of the certificate of incorporation and bylaws, advance notice of director nominations and business at an annual meeting, stockholder meetings and action by written consent may not be amended, altered, changed or repealed in any respect unless such amendment, alteration, change or repeal is approved by the affirmative vote of not less than 80% of the combined voting power of the voting stock.

In addition, our amended and restated articles of incorporation and bylaws provide that the provisions of our bylaws relating to the calling of meetings of stockholders, notice of meetings of stockholders, required quorum at meetings of stockholders, conduct of meetings of stockholders, stockholder action by written consent, advance notice of stockholder business or director nominations, the authorized number of directors, the filling of director vacancies or the removal of directors and indemnification of officers and directors (and any provision relating to the amendment of any of these provisions) may only be amended by the vote of a majority of our entire Board of Directors or by the vote of holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors.

Nevada Anti-Takeover Law

Business Combinations Act

We are subject to the anti-takeover provisions under Nevada law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales, and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. Although we have included a provision in our Amended and Restated Articles of Incorporation pursuant to which we have elected not to be governed by this anti-takeover law, we will remain subject to the anti-takeover law for 18 months following the amendment to our Articles of Incorporation. During this period, third parties (other than certain existing shareholders of Extendicare) may find it more difficult to pursue a takeover transaction that was not approved by our board of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Blank Check Preferred Stock

The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes of control of our management.

Pre-Exchange Transactions with Extendicare

Our amended and restated certificate of incorporation provides that neither any agreement nor any transaction entered into between us or any of our affiliated companies and Extendicare and any of its affiliated companies prior to the Exchange nor the subsequent performance of any such agreement will be considered void or voidable or unfair to us because Extendicare or any of its affiliated companies is a party or because directors or officers of

Extendicare were on our Board of Directors when those agreements or transactions were approved. In addition, those agreements and transactions and their performance will not be contrary to any fiduciary duty of any directors or officers of our company or any affiliated company.

Limitation on Liability of Directors and Indemnification of our Directors and Officers

Nevada law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee of or agent to the corporation, or is or was serving at the request of the corporation in such capacity of another entity (other than an action by or in the right of the corporation — a “derivative action”), if they are not liable under Section 78.138 of the Nevada Revised Statutes or if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including amounts paid in settlement and attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, shareholder vote, agreement, or otherwise.

Our amended and restated certificate of incorporation provides that the personal liability of our directors, officers, employees and agents is eliminated to the fullest extent permitted by Nevada law.

Section 78.138(7) of the Nevada Revised Statutes provides that, with certain exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his other capacity as a director or officer unless it is proven that:

(a) his other act or failure to act constituted a breach of his other fiduciary duties as a director or officer; and

(b) his other breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Our amended and restated bylaws provide that, to the fullest extent permitted by Nevada law, as now in effect or as amended, we will indemnify and hold harmless any person made or threatened to be made a party to any action by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was our director, officer, employee or agent or while our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us, whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director or officer, employee or agent. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment. Our amended and restated articles of incorporation contain similar provisions.

We intend to obtain policies insuring our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to our directors or officers.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is expected to be Computershare Trust Company, Inc.

New York Stock Exchange Listing

We have been approved to list ALC’s Class A common stock on the New York Stock Exchange under the symbol “ALC”, subject to official notice of issuance.

DESCRIPTION OF INDEBTEDNESS

We financed the acquisition or construction of some of our assisted living facilities with various debt instruments, which are described above in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” under “— Debt Instruments.” Our existing debt instruments that will survive our separation from Extendicare are the Red Mortgage Capital Note in the principal amount of $36.2 million, the DMG Notes in the principal amount of $26.7 million, the Oregon Revenue Bonds in the principal amount of $9.4 million and the HUD insured mortgages in the principal amount of $7.6 million (each principal amount as of June 30, 2006). In addition, our capital leases will remain outstanding after the separation. As of June 30, 2006, we had capital lease obligations of $12.0 million.

In addition to our surviving indebtedness, we expect to enter into the Revolving Credit Facility prior to our separation from Extendicare to replace the borrowing capacity available to us under EHSI’s existing credit facility. We expect that the Revolving Credit Facility will be available to us to provide liquidity for acquisitions, working capital, capital expenditures and for other general corporate purposes. We expect the facility to have a term of five years, bear interest at a variable rate (which we expect to be based on LIBOR plus a spread ranging from 1.5% to 2.0%) and to be secured by a select portfolio of our assets. Credit parties under the Revolving Credit Facility are expected to include subsidiaries that own or lease approximately 65 of the facilities in our portfolio. Terms of the Revolving Credit Facility are expected to include the following;

•	a collateral and guarantee package that includes first priority security interests in substantially all of the personal property of the credit parties under the facility, and first mortgage liens on the unencumbered real estate of such credit parties;

•	availability of the Revolving Credit Facility limited to a multiple of five times trailing 12 month EBITDA (as defined in the definitive documentation) less all other consolidated debt, not to exceed an amount such that the loan-to-value ratio would exceed 75%;

•	financial covenants, including a minimum fixed charge coverage ratio and a maximum total leverage ratio;

•	negative covenants, subject to agreed exceptions and baskets, that include limitations on indebtedness, contingent obligations, liens, capital expenditures, lease obligations, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, subordinated debt payments and modifications on future subordinated debt (if any), limitations on loans and investments, transactions with affiliates, changes of control and payment of consulting and management fees; and

•	affirmative covenants, including covenants to comply with laws and regulations, provide access to management and auditors and inspection rights, deliver financial reports, budgets and projections, maintain insurance and maintain cash management systems acceptable to the lender.

In addition to the conditions described above, we expect that the initial funding under the Revolving Credit Facility will be subject to the following conditions:

•	satisfactory completion of due diligence by the lenders;

•	receipt by the lenders of a business plan and financial projections;

•	there not having occurred a material adverse change with respect to the financial condition, operations, business or prospects of any credit party, or with respect to the collateral or our industry; absence of litigation that could reasonably be expected to have a material adverse affect on any of the foregoing;

•	absence of certain environmental liabilities

•	successful syndication of a portion of the Revolving Credit Facility;

•	minimum trailing EBITDA (as defined in the definitive documentation) of not lest than $45 million for the most recently ended month for which financial statements are available;

•	other customary conditions for facilities of this type, including obtaining any necessary third-party consents and regulatory approvals, receipt of customary documentation, and accuracy of representations and warranties.

In addition, we expect to have the ability to increase the size of the Revolving Credit Facility by up to $50 million on up to two occasions, provided that (i) we provide additional collateral, (ii) no event of default exists under the Revolving Credit Facility at the time of increase, (iii) we would be in pro forma compliance under the Revolving Credit Facility and (iv) existing lenders or new lenders satisfactory to the agent commit to providing the increased amounts.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form 10 under the Securities Exchange Act of 1934 (Exchange Act) with respect to the Class A common stock being distributed. This Information Statement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to us and the shares of our Class A common stock, reference is made to the Registration Statement. Statements contained in this Information Statement as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. As a result of the distribution of the shares of our Class A common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The Registration Statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the Registration Statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to furnish holders of our common stock with quarterly reports and periodic updates.

No person is authorized to give any information or to make any representations with respect to the matters described in this Information Statement other than those contained in this Information Statement or in the documents incorporated by reference in this Information Statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Extendicare. Neither the delivery of this Information Statement nor consummation of the separation contemplated hereby shall, under any circumstances, create any implication that there has been no change in our affairs or those of Extendicare since the date of this Information Statement, or that the information in this Information Statement is correct as of any time after its date.

INDEX TO COMBINED FINANCIAL STATEMENTS

ASSISTED LIVING CONCEPTS, INC.

Page

Combined Financial Statements of Assisted Living Concepts, Inc. (a combination of the assisted living businesses in the United States owned by Extendicare Inc.) (ALC or the Company)
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of December 31, 2005 and 2004 and Combined Balance Sheets as of June 30, 2006 (unaudited)	F-3
Combined Statements of Income for the years ended December 31, 2005, 2004 and 2003 and Combined Statements of Income for the six months ended June 30, 2006 and 2005 (unaudited)	F-4
Combined Statements of Parent’s Investment for the years ended December 31, 2005, 2004 and 2003 and Combined Statements of Parent’s Investments for the six months ended June 30, 2006 (unaudited)	F-5
Combined Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 and Combined Statements of Cash Flows for the six months ended June 30, 2006 and 2005 (unaudited)	F-6
Notes to the Combined Financial Statements	F-7
Consolidated Financial Statements of Assisted Living Concepts, Inc. and subsidiaries (Historic ALC)
Report of Independent Registered Public Accounting Firm	F-33
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-34
Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002	F-35
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002	F-36
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	F-37
Notes to the Consolidated Financial Statements	F-38
Schedule 12-09 — Consolidated Valuation and Qualifying Accounts	F-55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Assisted Living Concepts, Inc.:

We have audited the accompanying combined balance sheets of Assisted Living Concepts, Inc. (“the Company”) (a combination of certain assisted living businesses in the United States owned by subsidiaries of Extendicare Inc. as defined in Notes 1 and 2), as of December 31, 2005 and 2004, and the related combined statements of income, parent’s investment, and cash flows for each of the years in the three-year period ended December 31, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Assisted Living Concepts, Inc. as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Milwaukee, Wisconsin
June 5, 2006

ASSISTED LIVING CONCEPTS, INC.

COMBINED BALANCE SHEETS

	June 30,	December 31,
	2006	2005	2004
	(Unaudited)
	(In thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$4,317	$6,439	$119
Accounts receivable, less allowances of $747, $872 and $102 respectively	4,488	4,351	243
Supplies, prepaid expenses and other current assets (Note 5)	5,175	4,904	453
Deferred state income taxes (Note 16)	470	392	53
Due from shareholder and affiliates (Note 13):
Deferred federal income taxes	—	350	352
Other	1,714	76	—

Total current assets	16,164	16,512	1,220
Property and equipment, net (Note 6)	372,557	378,362	73,390
Goodwill and other intangible assets, net (Note 7)	18,894	19,953	9,983
Other assets (Note 8)	7,750	5,870	29

Total Assets	$415,365	$420,697	$84,622

LIABILITIES AND PARENT’S INVESTMENT
Current Liabilities:
Accounts payable	$3,994	$5,027	$1,435
Accrued liabilities (Note 10)	22,014	20,267	2,505
Accrued state income taxes (Note 16)	971	570
Current maturities of long-term debt (Note 9)	3,116	2,925	—
Due to shareholder and affiliates
Accrued federal income taxes (Note 16)	3,062	—	—
Deferred federal income taxes	114	—	—
Current portion of self-insured liabilities (Note 11)	300	300	—

Total current liabilities	33,571	29,089	3,940
Accrual for self-insured liabilities (Note 11)	1,145	1,027	—
Long-term debt (Note 9)	127,065	128,601	—
Deferred state income taxes (Note 16)	734	814	173
Other long-term liabilities (Note 12)	7,681	7,181	—
Due to shareholder and affiliates (Note 13):
Deferred federal income taxes	3,101	3,324	1,137
Interest-bearing advances (Note 3)	32,718	47,218	—

Total Liabilities	206,015	217,254	5,250

Commitments and Contingencies (Note 15)
Parent’s investment	209,350	203,443	79,372

Total Liabilities and Parent’s Investment	$415,365	$420,697	$84,622

The accompanying notes are an integral part of these combined financial statements.

ASSISTED LIVING CONCEPTS, INC.

COMBINED STATEMENTS OF INCOME

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	(In thousands)

REVENUES	$113,774	$93,154	$204,949	$33,076	$31,177

COSTS AND EXPENSES:
Operating	75,756	62,307	138,126	23,837	22,163
General and administrative	4,941	3,792	6,789	506	503
Lease costs (Note 14)	7,025	5,853	12,852	66	73
Depreciation and amortization	8,292	6,599	14,750	3,281	3,032
Interest expense, net (Note 9)	5,414	6,127	11,603	1,738	2,698
Transaction costs	2,300	—	—	—	—
Loss on early retirement of debt	—	—	—	647	—

Total Expenses	103,728	84,678	184,120	30,075	28,469

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	10,046	8,476	20,829	3,001	2,708
Income tax expense (Note 16)	4,631	3,244	8,119	1,138	1,013

NET INCOME FROM CONTINUING OPERATIONS	5,415	5,232	12,710	1,863	1,695
Loss from discontinued operations before income taxes (Note 18)	(2,100)	(282)	(692)	(380)	(1,018)
Income tax benefit on discontinued operations (Note 16)	(827)	(107)	(324)	(152)	(390)

NET LOSS FROM DISCONTINUED OPERATIONS	(1,273)	(175)	(368)	(228)	(628)

NET INCOME	$4,142	$5,057	$12,342	$1,635	$1,067

The accompanying notes are an integral part of these combined financial statements.

ASSISTED LIVING CONCEPTS, INC.

COMBINED STATEMENTS OF PARENT’S INVESTMENT

(In thousands)

BALANCES at DECEMBER 31, 2002	$71,771
Net income	1,067
Net cash transferred to parent	(2,070)
Other intercompany transactions	624

BALANCES at DECEMBER 31, 2003	71,392
Net income	1,635
Net cash transferred from parent	5,758
Other intercompany transactions	587

BALANCES at DECEMBER 31, 2004	79,372
Net income	12,342
Cash contribution from parent for acquisition of ALC	101,648
Net cash transferred from parent	9,521
Other intercompany transactions	560

BALANCES at DECEMBER 31, 2005	203,443
Net income (unaudited)	4,142
Net cash transferred from parent (unaudited)	1,522
Other intercompany transactions (unaudited)	243

BALANCES at June 30, 2006 (unaudited)	$209,350

The accompanying notes are an integral part of these combined financial statements.

ASSISTED LIVING CONCEPTS, INC.

COMBINED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	(In thousands)

OPERATING ACTIVITIES:
Net income	$4,142	$5,057	$12,342	$1,635	$1,067
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,349	6,506	14,920	3,744	4,237
Amortization of purchase accounting adjustments for:
Leases and debt	(239)	(224)	(663)	—	—
Below market resident leases	(859)	—	(2,488)	—	—
Provision for bad debt	162	150	458	102	41
Provision for self-insured liabilities (Note 11)	330	285	795	—	—
Payments of self-insured liabilities (Note 11)	(212)	(475)	(371)	—	—
Loss on impairment of long-lived assets	1,723	—	—	—	—
Deferred income taxes	83	2,584	3,347	(516)	(203)
Changes in assets and liabilities:
Accounts receivable	(299)	(1,004)	(1,079)	139	161
Other assets	—	—	4	—	—
Supplies, prepaid expenses and other current assets	(271)	639	(651)	(55)	(192)
Accounts payable	(1,033)	(861)	764	(265)	325
Accrued liabilities	3,359	5,249	3,010	34	(212)
Income taxes payable/ receivable	(1,017)	(647)	1,845	—	—
Current due to shareholder and affiliates	2,189	—	(3,471)	—	—

Cash provided by operating activities	16,407	17,259	28,762	4,818	5,224

INVESTING ACTIVITIES:
Payment for acquisition of Assisted Living Concepts, Inc. (Note 4)	—	(145,848)	(144,578)	—	—
Cash balances in ALC as of acquisition	—	6,548	6,522	—	—
Payments for new construction projects (Note 6)	(1,240)	(9,969)	(15,198)	(12,684)	(2,955)
Payments for purchases of property and equipment	(3,363)	(1,962)	(5,822)	(1,520)	(1,692)
Proceeds from sale of property and equipment	—	—	—	3,728	966
Changes in other non-current assets	(193)	(3,168)	110	5	(9)

Cash used in investing activities	(4,796)	(154,399)	(158,966)	(10,471)	(3,690)

FINANCING ACTIVITIES:
Capital contributions (distributions) from (to) parent	1,522	8,940	9,521	5,758	(2,070)
Capital contributions to ALC	—	80,000	101,648	—	—
Proceeds from debt to finance ALC acquisition	—	60,000	60,000	—	—
Interest bearing advances from parent to payoff debt	—	—	51,016	—	—
Repayment of interest bearing advances to parent	(14,500)	—	(3,798)	—	—
Payments of long-term debt (Note 9)	(1,241)	(5,340)	(84,388)	—	—
Other long-term liabilities	486	556	2,525	(211)	(102)

Cash provided by (used in) financing activities	(13,733)	144,156	136,524	5,547	(2,172)

Increase (decrease) in cash and cash equivalents	(2,122)	7,016	6,320	(106)	(638)
Cash and cash equivalents, beginning of period	6,439	119	119	225	863

Cash and cash equivalents, end of period	$4,317	$7,135	$6,439	$119	$225

Supplemental schedule of cash flow information:
Cash paid during the period for:
Interest	$5,649	$5,507	$12,116	$1,738	$2,702
Income tax payments, net of refunds	257	2,227	5,949	1,502	826
Supplemental schedule of non-cash investing and financing activities:
The Company acquired all of the capital stock of Assisted Living Concepts, Inc. In connection with the acquisition, liabilities were assumed as follows:
Fair value of assets acquired	$—	$315,200	$315,200	$—	$—
Cash paid	—	(144,199)	(144,578)	—	—

Liabilities assumed	$—	$171,001	$170,622	$—	$—

Capital lease obligations incurred to purchase properties (Note 14)	$—	$12,848	$12,848	$—	$—

The accompanying notes are an integral part of these combined financial statements.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	BUSINESS

The combined financial statements represent the combined historical financial position and results of operation of the assisted living operations of Extendicare Inc. (“Extendicare”) in the United States. As of December 31, 2005, Extendicare’s assisted living operations consisted of 211 assisted living facilities (8,673 units). Through the share acquisition of Assisted Living Concepts, Inc. (“ALC”) on January 31, 2005, by a wholly owned subsidiary of Extendicare, Extendicare Health Services Inc. (“EHSI”), Extendicare acquired 177 of these assisted living facilities. The remaining assisted living facilities were owned by EHSI prior to the ALC acquisition. Through a series of transactions that are expected to occur in 2006 that are described in notes 2 and 19, substantially all of Extendicare’s assisted living operations and properties will be owned and operated by ALC. These combined historical financial statements, referred to as ALC (“the Company”) combined financial statements, represent a combination of all of Extendicare’s assisted living operations in the United States, the majority of which, will be included within ALC upon the separation from Extendicare. References to “Historic ALC” in these combined financial statements pertain to ALC and its consolidated subsidiaries, as constituted prior to its acquisition by Extendicare on January 31, 2005.

Extendicare is a publicly traded company with shares listed on the New York and Toronto Stock Exchanges. As of December 31, 2005, Extendicare operated 439 nursing and assisted living facilities in North America. Through its U.S. wholly-owned subsidiary, EHSI, as at December 31, 2005, EHSI operated or managed 146 nursing facilities and 216 assisted living facilities. EHSI was incorporated in Delaware in 1984 and as at December 31, 2004, operated 32 assisted living facilities (1,604 units) in nine states. On January 31, 2005, EHSI completed its acquisition of all of the outstanding common shares of ALC for a total of approximately $285 million, including the assumption of $141 million of ALC’s existing debt. Upon acquisition, ALC had a portfolio of 177 assisted living facilities, including 122 owned and 55 leased facilities representing 6,838 units. During 2005, EHSI constructed two assisted living facilities that were opened and operated by ALC. As at December 31, 2005, Extendicare operated 211 assisted living facilities (8,673 units) in the United States. As at June 30, 2006, Extendicare operated 208 assisted living facilities (8,521 units) in the United States.

2.	ALC SEPARATION TRANSACTION

a) Transaction Agreements to be Completed Prior to Separation Transaction (unaudited)

In preparation for, and immediately prior to the completion of the separation, EHSI and the Company expect to enter into a Separation Agreement, a Tax Allocation Agreement and other agreements related to the separation. These agreements are intended to govern the allocation of assets and liabilities between Extendicare and ALC as well as certain aspects of the ongoing relationship between Extendicare and the Company after the separation. In addition, the Company and Extendicare expect to execute any deeds, bills of sale, stock powers, certificates of title, assignments and other instruments of sale, contribution, conveyance, assignment, transfer and delivery required to consummate the separation of ALC from Extendicare.

Separation Transaction

The Separation Agreement is expected to set forth the agreements with Extendicare related to the transfer of assets and the assumption of liabilities necessary to separate the Company from Extendicare. It also is expected to set forth the Company’s and Extendicare’s indemnification obligations following the separation. Although the Company expects that most of the assets that constitute its business will be owned by it prior to the Company entering the Separation Agreement, the Separation Agreement is expected to obligate Extendicare to transfer, and cause its affiliates to transfer certain assets, to the Company or its subsidiaries.

In addition, the Company is expected to assume and agree to perform, discharge and fulfill: (i) all liabilities primarily related to, arising out of or resulting from the operation or conduct of the Company’s business, except for any pre-transfer liabilities related to the 29 assisted living facilities being transferred to the Company by EHSI (see

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 2(b)), and including any liabilities to the extent relating to, arising out of or resulting from any other asset that is transferred to the Company by Extendicare, whether before, on or after the completion of the Plan of Arrangement; (ii) all liabilities recorded or reflected in the financial statements of the Company; (iii) all liabilities relating to certain specified lawsuits that primarily relate to the Company; (iv) liabilities of Extendicare under any agreement between Extendicare and any of the Company’s directors or director nominees, entered prior to the completion of the Plan of Arrangement that indemnifies such directors or director nominees for actions taken in their capacity as directors or director nominees of the Company.

Transitional Services

The Company and Extendicare intend to enter into a number of transitional services agreements immediately prior to the separation, pursuant to which Extendicare and its affiliates will perform certain services for the Company for a limited period of time following the separation including. (i) payroll and benefits processing for all of our employees, at pre-defined monthly rates based upon the number of facilities and units being processed; (ii) hosting services for certain of the Company’s software applications; and (iii) purchasing services, through EHSI’s purchasing group, United Health Facilities, Inc. The Company expects to pay Extendicare for the services it provides based upon rates established with Extendicare that reflect market rates for the applicable service.

Tax Allocation Agreement

The Tax Allocation Agreement, which the Company and Extendicare intend to enter into immediately prior to the separation, is expected to govern both the Company’s and Extendicare’s rights and obligations after the separation with respect to taxes for both pre and post separation periods. Under the Tax Allocation Agreement, the Company generally is expected to be required to indemnify Extendicare for any taxes attributable to its operations (excluding the assisted living facilities being transferred to the Company from EHSI as part of the separation) for all pre-separation periods and Extendicare generally is expected to be required to indemnify the Company for any taxes attributable to its operations (including the assisted living facilities being transferred to the Company from EHSI as part of the separation) for all pre-separation periods. In addition, it is expected that Extendicare will be liable, and indemnify the Company, for any taxes incurred in connection with the separation.

Under U.S. Federal income tax law, we will be jointly and severally liable for any taxes imposed on Extendicare for the periods during which we were a member of its consolidated group, including any taxes imposed with respect to the disposition of our common stock. There is no assurance, however, that Extendicare will have sufficient assets to satisfy any such liability or that we will successfully recover from Extendicare any amounts for which we are held liable. Our liability for any taxes imposed on Extendicare could materially reduce the price of our common stock.

b) Transactions in 2006 Prior to ALC Separation Transaction (unaudited)

As of December 31, 2005 EHSI owned 33 assisted living facilities and leased one assisted living facility, and operated 32 of the 34 assisted living facilities, with two assisted living facilities owned by EHSI being operated by ALC. In the 2006 March quarter, EHSI closed an assisted living facility (60 units) in Texas, closed an assisted living facility in Oregon (45 units) and the term of a leased assisted living facility (63 units) in Washington ended and EHSI decided to terminate the operations due to poor financial performance. Therefore, as of March 31, 2006 EHSI owned 31 and operated 29 assisted living facilities, with two assisted living facilities owned by EHSI being operated by ALC.

Since March 31, 2006, the Company has acquired the licenses to operate all of the 29 assisted living facilities that EHSI operated and has entered into purchase agreements with respect to each facility. The Company has completed the purchase of 15 of these facilities for an aggregate purchase price of $61.2 million. The remaining 14 facilities require the approval of local planning commissions to subdivide the properties between the assisted living facilities and skilled nursing facilities that make up those properties. The Company and EHSI have applied for such

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

approval and, once obtained, the Company expects to complete the purchase of the remaining 14 facilities for an aggregate purchase price of $33.4 million in accordance with the terms of the purchase and sale agreements regarding these facilities. These 29 assisted living properties and the corresponding equity contribution are recorded on the Company’s historical combined balance sheet at net book value of $60.8 million at December 31, 2005. See further discussion in Note 19c.

In addition, prior to the separation, Extendicare or EHSI expects to make certain capital contributions into ALC as follows: (1) the contribution of cash into ALC to establish Pearson Indemnity Company, Ltd. (“Pearson”), the Company’s Bermuda based captive insurance company, (2) the contribution of Omnicare, Inc. (“Omnicare”) shares owned by EHSI to ALC with a fair value of $2.4 million at June 30, 2006 (unaudited), (3) the contribution of cash by EHSI into ALC for $5.0 million to fund ALC’s acquisition of an office building, (4) a capital contribution of approximately $32.7 million by EHSI as settlement of the outstanding debt owed by ALC to EHSI and an additional $18.3 million cash contribution to equity and (5) the contribution to the Company of Canadian share investments in BNN Investments Ltd. (“BNN”) with a fair value of $1.6 million at June 30, 2006 (unaudited) and MedX Health Corporation (“MedX”) which had a carrying value of $0.2 million at June 30, 2006 (unaudited), that are currently owned by Extendicare. These transactions are not reflected in these combined financial statements.

c) Basis of Presentation of ALC Combined Financial Statements

The historical combined financial statements of ALC have been prepared to include all of the accounts of various subsidiaries and divisions that comprise Extendicare’s assisted living business in the United States and are a combination of: (i) the assisted living facilities operated by EHSI prior to and after its acquisition of Historic ALC, which ranged from 36 facilities as of January 1, 2003 to 29 facilities as of December 31, 2005; (ii) 177 assisted living facilities operated by ALC since Extendicare completed the acquisition of Historic ALC on January 31, 2005; (iii) the assisted living facilities that were constructed by EHSI during 2005 but were opened and operated by ALC. Our historical audited combined financial statements include results from several assets and operations that will not be part of ALC’s business following the separation transactions. These assets consist of (i) two assisted living facilities that will be retained by EHSI and another 129 assisted living units that are contained within skilled nursing facilities and (ii) three assisted living facilities formerly operated by EHSI where operations were discontinued in the six months ended June 30, 2006.

The combined financial statements include the transfer of assisted living facility operations and assets that have occurred or are expected to occur after March 31, 2006 from EHSI to ALC that are outlined below and in Note 19. More specifically, these historical financial statements reflect: (1) the transfer of licenses from EHSI to ALC to operate 29 assisted living facilities that were subject to state regulatory approval, (2) the transfer of ownership from EHSI to ALC as an equity contribution at an aggregate net book value of $60.8 million, 29 assisted living properties that, for 15 of the properties, are subject to planning permission approval.

For purposes of the combined financial statements, assisted living facilities that were sold or closed have been reported as discontinued operations and are summarized in Note 18. Discontinued operations include the two assisted living facilities (141 units) that will be retained by EHSI along with another 129 assisted living units that are contained within skilled nursing facilities that are not expected to be transferred to ALC as part of the Separation Transaction and certain other assisted living facilities that were sold or closed.

For periods prior to the acquisition of Historic ALC, during which EHSI’s assisted living operations had a small corporate management staff, estimated incremental costs to support the accounting, human resources, information technology and other administrative services have been allocated to the assisted living operations. Interest expense has also been allocated to the assisted living facilities based upon the facilities historical allocated interest based upon the assisted living facilities’ historic cost and current borrowing rates. For the years ended 2003 and 2004, all other assets and liabilities associated with EHSI assisted living operations and its corporate staff have been reflected in the historical audited combined financial statements.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Prior to March 2005, Historic ALC’s were headquartered in Dallas, Texas. As part of the consolidation of Historic ALC and EHSI, the headquarters for the combined assisted living facility business was moved to Milwaukee Wisconsin, senior management was replaced and the majority of personnel in the Dallas office were terminated. In addition, the Dallas office administrative functions, composed of information technology, accounting, human resources and corporate management personnel, were relocated to Milwaukee.

For periods subsequent to March 31, 2005, charges related to the combined operations for accounting, human resources, information technology and other administrative services have been allocated to ALC based upon estimated incremental cost to support the combined operations. The incremental cost was determined by comparing the number of employees required to perform the above mentioned functions before and after the ALC acquisition. The incremental employees’ wages and benefits were considered an additional cost as a result of the ALC acquisition. Non wage and benefit related costs were reviewed individually and a determination was made as to whether they were related to the ALC acquisition or not. The Company believes that the method used is reasonable. The Company believes that the stand alone costs would not be significantly different than the incremental cost method of allocating these expenses. Stock options of Extendicare shares granted to ALC senior management have been charged to general and administrative expense. Interest charges have been allocated to ALC based upon (1) specific facility debt instruments in place with the applicable interest charges, or (2) interest incurred on the replacement of debt incurred by EHSI in order to repay Historic ALC debt, or (3) for the facilities owned by EHSI, historical allocated interest based upon the assisted living facilities’ historic cost and current borrowing rates, or (4) for the debt incurred against the EHSI line of credit on the acquisition of Historic ALC, the interest incurred based upon the average balance of the line of credit and EHSI’s average line of credit interest rate. For the year ended December 31, 2005, all assets and liabilities associated with the EHSI assisted living operations have been reflected in the historical audited combined financial statements. In addition, all assets and liabilities associated with the assisted living operations of ALC have been reflected in the historical audited combined financial statements since January 31, 2005, the date of acquisition of ALC.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Presentation

The combined financial statements include a combination of historical financial assets and operations of the assisted living operations of Extendicare described in Note 1 and Note 2. All significant intercompany accounts and transactions with subsidiaries have been eliminated from the consolidated financial statements.

The combined financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management’s most significant estimates include revenue recognition and valuation of accounts receivable, measurement of acquired assets and liabilities in business combinations, valuation of assets and determination of asset impairment, self-insured liabilities for general and professional liability, workers’ compensation and health and dental claims, valuation of conditional asset retirement obligations and valuation of deferred tax assets. Actual results could differ from those estimates.

The combined financial statements as of, and for the six months ended June 30, 2006 and 2005 are unaudited and have been prepared in accordance with the Securities and Exchange Commission regulations. Such financial statements do not include all of the information and the footnotes required by accounting principles generally accepted in the United States of America for complete statements. In the opinion of the Company’s management, all adjustments necessary for a fair presentation of such financial statements have been included.

The Company operates in only one business segment, being the assisted living business.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

b) Cash and Cash Equivalents

The Company considers highly liquid investments that have a maturity of 90 days or less to be cash equivalents. EHSI has a centralized approach to cash management and therefore periodically transfers all excess funds of the Company to EHSI’s main cash deposit account. Transfers of cash to (from) EHSI reduces (increases) the Company’s advance to EHSI.

c) Accounts Receivable

Accounts receivable are recorded at the net realizable value expected to be received from individual residents, other third- party payors and state assistance programs.

Accounts receivable, other than from government agencies, consist of receivables from residents, families of residents, and various payors that are subject to differing economic conditions. As of December 31, 2005 and December 31, 2004, the Company had approximately 49% and 37%, respectively of its accounts receivable derived from services provided to and owing from residents or third party payors, with the balance owing under various state Medicaid programs. Management does not believe there are any credit risks associated with these government agencies other than possible funding delays.

The Company periodically evaluates the adequacy of its allowance for doubtful accounts by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payor type. Allowances for uncollectibility are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, the Company has established internally-determined percentages for allowance for doubtful accounts, which is based upon historical collection trends for each payor type and age of the receivables. Accounts receivable that the Company specifically estimates to be uncollectible, based upon the above process, are fully reserved for in the allowance for doubtful accounts until they are written off or collected. In 2005, 2004 and 2003 the Company incurred write-offs of bad debts of $396,000, $99,000 and $63,000, respectively.

d) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed using the straight-line method for financial reporting purposes at rates based upon the following estimated useful lives:

Buildings	30 to 40 years
Building improvements	5 to 20 years
Building expenditures pertaining to conditional asset retirement obligations	The shorter of the useful life of the asset or 35 years
Furniture and equipment	3 to 10 years
Leasehold improvements	The shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased

Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including interest, which are capitalized until the facility is opened. Depreciation of the facility, including interest capitalized, is commenced the month after the facility is opened and is based upon the useful life of the asset, as outlined above.

Maintenance and repairs are charged to expense as incurred. When property or equipment is retired or disposed, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in the results of operations.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

e) Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalizing a lease under accounting principles generally accepted in the United States of America, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as previously described. Rental payments under operating leases are expensed as incurred.

Leases that are operating leases with defined scheduled rent increases are accounted for in accordance with FASB Technical Bulletin 85-3. The scheduled rent increases are recognized on a straight-line basis over the lease term.

f) Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired net assets in excess of their fair market values. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and also reviewed at least annually for impairment. The Company performs its annual assessment as of September 30 and did not record an impairment of goodwill in 2005, 2004 or 2003.

Resident relationships intangible assets are stated at the amount determined upon acquisition, net of accumulated amortization. Resident relationships intangible assets are amortized on a straight-line basis, based upon a review of the residents’ average length of stay. The Company generally amortizes the resident relationships asset over a 36-month period. The amortization period is subject to evaluation upon each acquisition. Amortization of the resident relationships asset is included within amortization expense in the combined statements of income.

g) Long-lived Assets

The Company periodically assesses the recoverability of long-lived assets, including property and equipment, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent the book value of the asset exceeds estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less all associated costs of disposition. In addition, SFAS No. 144 requires separate reporting of discontinued operations to the component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Management considers such factors as current results, trends and future prospects, current market value, and other economic and regulatory factors, in performing these analyses.

h) Parent’s Investment

The Company’s Parent’s Investment represents the historical investment of capital into the Company, accumulated net earnings after taxes, offset by the inter-company transactions that result from the net withdrawals of cash from earnings of the Company. For purposes of these financial statements, it is not possible to segregate the component of Parent’s Investment into equity and retained earnings.

EHSI manages cash on a centralized basis, and prior to the acquisition of Historic ALC did not retain any significant cash balances at the assisted living facilities. As a result, cash advances or withdrawals for EHSI facilities prior to and after the acquisition of ALC are recorded in the Parent’s Investment account.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

After the acquisition of Historic ALC, EHSI maintained ALC’s bank account, and until EHSI amended its senior secured credit facility (“Revolving Credit Facility”), did not transfer cash between EHSI and ALC. However, after EHSI amended its Revolving Credit Facility in August 2005, EHSI converted back to its centralized approach to cash management and therefore periodically transferred all excess funds of the Company to EHSI’s main cash deposit account. Transfers of cash to (from) EHSI reduces (increases) the Company’s advance to EHSI.

i) Revenue Recognition

As of the years ended December 31, 2005, 2004 and 2003 approximately 78%, 93% and 94%, respectively, of revenues are derived from private pay residents or their families directly or through their insurers, Health Maintenance Organization (“HMO”), or other third party providers. The remainder of the Company’s revenue is derived from state-funded Medicaid reimbursement programs. Revenues are recorded in the period in which services and products are provided at established rates. Revenues collected in advance are recorded as deferred revenue upon receipt and recorded to revenue in the period the revenues are earned.

j) Interest

For periods prior to the acquisition of Historic ALC, interest expense was allocated to the EHSI assisted living facilities based upon the assisted living facilities’ historic cost and the average borrowing rates for those periods. For periods after the acquisition of Historic ALC, interest charges are allocated based upon: (1) any Historic ALC specific facility-based debt instruments in place with the applicable interest charges; (2) interest incurred by EHSI on the replacement of Historic ALC debt; (3) for the facilities owned by EHSI, based upon the assisted living facilities’ historic cost and average borrowing rates for those periods, or (4) for the EHSI line of credit debt incurred on the acquisition of Historic ALC, the interest incurred based upon the average balance of the line of credit and EHSI’s average interest rate on the line of credit.

k) Asset Retirement Obligations

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN No. 47”), “Accounting for Conditional Asset Retirement Obligations”. FIN No. 47 clarified that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be in control of the entity. FIN No. 47 requires that either a liability be recognized for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the amount can be reasonably estimated, or where it can not, that disclosure of the liability exists, but has not been recognized and the reasons why a reasonable estimate can not be made. FIN No. 47 became effective as of December 31, 2005. As of December 31, 2005, the Company determined that the amount of the asset retirement obligations was $0.2 million and recorded the charge through operating expenses in the 2005 year.

The Company determined that a conditional asset retirement obligation exists for asbestos remediation for a limited number of older assisted living facilities. Although not a current health hazard in its assisted living facilities, upon renovation, the Company may be required to take the appropriate remediation procedures in compliance with state law to remove the asbestos. The removal of asbestos-containing materials includes primarily floor and ceiling tiles from the Company’s pre-1980 constructed assisted living facilities. The fair value of the conditional asset retirement obligation was determined as the present value of the estimated future cost of remediation based on an estimated expected date of remediation. This computation is based on a number of assumptions which may change in the future based on the availability of new information, technology changes, changes in costs of remediation, and other factors.

The determination of the asset retirement obligation was based upon a number of assumptions that incorporate the Company’s knowledge of the facilities, the asset life of the floor and ceiling tiles, the estimated timeframes for periodic renovations which would involve floor and ceiling tiles, the current cost for remediation of asbestos and the

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

current technology at hand to accomplish the remediation work. These assumptions to determine the asset retirement obligation may be imprecise or be subject to changes in the future. Any change in the assumptions can impact the value of the determined liability and impact future earnings of the Company.

l) Income Taxes

The Company’s results of operations are included in the consolidated federal tax return of the Company’s most senior U.S. parent company, Extendicare Holdings, Inc. (“EHI”). Federal current and deferred income taxes payable (or receivable), are determined as if the Company had filed its own income tax returns. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

m) Accounting for Acquisitions

The Company accounts for acquisitions in accordance with SFAS No. 141, “Business Combinations”. In October 2002, the Emerging Issues Task Force (“EITF”), issued EITF 02-17, “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination”, which provides implementation guidance in accounting for intangible assets in accordance with FASB No. 141. The Company identifies and accounts for acquired customer and resident relationships pursuant to the provisions of EITF 02-17.

The Company assesses the fair value of acquired assets which include land, building, furniture and equipment, licenses, resident relationships and other intangible assets, and acquired leases and liabilities. In respect to the valuation of the real estate acquired, the Company calculates the fair value of the land and buildings, or properties, using an “as if vacant” approach. The fair value of furniture and equipment is determined on a depreciated replacement cost basis. The value of resident relationships and below (or above) market resident contracts are determined based upon the valuation methodology outlined below. The Company allocates the purchase price of the acquisition based upon these assessments with, if applicable, the residual value purchase price being recorded as goodwill. These estimates were based upon historical, financial and market information. Goodwill acquired on acquisition is not deductible for tax purposes.

Resident relationships represent the assets acquired by virtue of acquiring a facility with existing residents and thus avoiding the cost of obtaining new residents, plus the value of lost net resident revenue over the estimated lease-up period of the property. In order to effect such purchase price allocation, management is required to make estimates of the average facility lease-up period, the average lease-up costs and the deficiency in operating profits relative to the facility’s performance when fully occupied. Resident relationships are amortized on a straight-line basis over the estimated average resident stay at the facility.

Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management’s estimate of the fair market value rate, measured over a period of either the average resident stay in the facility, or the period under which the Company can change the current contract rates to market. The amortization period for the ALC acquisition is 24 months. Amortization of below (or above) market resident contracts are included in revenues in the combined statement of income.

n) New Accounting Pronouncements

In July, 2006 the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, that comes into effect for fiscal years commencing after December 15, 2006. The objective of FASB Interpretation No. 48 was to increase the comparability in financial reporting of income tax uncertainties by requiring all

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

companies to make explicit disclosures about uncertainties in the income tax positions, including a detailed roll-forward of tax benefits taken that do not qualify for financial statement recognition. FASB Interpretation No. 48 will require companies to identify tax positions where there is a more-likely-than-not recognition threshold that the tax position taken in their tax returns would be sustained as filed. For these tax positions, the company should recognize the largest amount of the tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. The Company is currently evaluating the impact of FASB Interpretation No. 48 to determine the impact on its deferred and current tax liability.

o) Reclassifications

Certain reclassifications have been made in the prior quarters’ and years’ financial statements to conform to the current quarters’ and year’s presentation. Such reclassifications had no effect on previously reported net income (loss) or shareholders’ equity.

4.	ACQUISITION OF ASSISTED LIVING CONCEPTS, INC.

On January 31, 2005, EHSI completed the acquisition of Historic ALC for a total purchase consideration of approximately $285 million, including the assumption of Historic ALC’s existing debt with a book value of approximately $141 million. The acquisition was completed immediately subsequent to, and pursuant to, Historic ALC shareholder approval of the merger and acquisition agreement entered into on November 4, 2004, that provided for the acquisition of all of the outstanding shares and stock options of ALC for $18.50 per share. EHSI financed the acquisition by using approximately $29 million of cash on hand, a $55 million 6% Term Note due 2010 from EHI, and drawing $60 million from its Revolving Credit Facility. The $55 million Term Note and $60 million loan incurred from the Revolving Credit Facility have been accounted for as equity contributions for purposes of the Company’s financial statements. On January 31, 2005, ALC had a portfolio of 177 assisted living facilities, comprised of 122 owned properties and 55 leased facilities representing 6,838 units, located in 14 states.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The impact of the acquisition on each asset and liability category in the Company’s combined balance sheet is as follows as of January 31, 2005:

(In thousands)

ASSETS:
Cash, net of cash used to finance the acquisition	$2,348
Accounts receivable	2,898
Other current assets	8,722

Total current assets	13,968
Property, plant and equipment	283,686
Resident relationships intangible	6,357
Goodwill	5,556
Other long-term assets	1,459

Total assets	$311,026

LIABILITIES:
Current maturities of long-term debt	$3,418
Unfavorable leases as lessor	3,715
Other current liabilities	18,318

Total current liabilities	25,451
Long term debt:
Long-term debt of ALC assumed	140,212
EHSI Credit Facility	60,000
Deferred income taxes	608
Other long-term liabilities	4,755

Total liabilities	231,026
Parent’s investment:
Capital contribution from EHSI	80,000

Total liabilities and parent’s investment	$311,026

The financial position and results of operation of ALC are included in the combined financial statements of income and the consolidated statements of cash flows beginning February 1, 2005.

Below is pro forma income statement information of the Company prepared assuming the acquisition of ALC had occurred as of January 1, 2004. This pro forma information includes purchase accounting adjustments but does not include estimated cost savings.

	Years Ended December 31,
	2005	2004
	(In thousands)

Total revenues	$220,051	$211,741
Income from continuing operations before income taxes	$20,560	$12,164
Net income	$12,174	$7,568

In January 2005, EHSI amended its then existing senior secured revolving credit facility (“Revolving Credit Facility”) to permit the loan from EHI and to partially finance the ALC acquisition. Subsequently, Extendicare

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

advanced $55 million to EHI, which in turn advanced $55 million as a 6% Term Note due to EHSI in 2010. See Note 9.

5.	SUPPLIES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

	2005	2004
	(In thousands)

Deposits	$2,130	$56
Prepaid expenses	1,747	80
Supplies	1,027	317

	$4,904	$453

6.	PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation and amortization as of December 31 are as follows:

	2005	2004
	(In thousands)

Land and land improvements	$26,317	$4,901
Buildings and improvements	370,183	76,391
Furniture and equipment	15,797	7,717
Leasehold improvements	742	605
Construction in progress (Note 15)	1,702	8,086

	414,741	97,700
Less accumulated depreciation and amortization (Note 3(d))	36,379	24,310

	$378,362	$73,390

During 2005, the Company completed eight construction projects for a total cost of $25.5 million. During 2005 the Company completed construction projects that resulted in the opening of three new assisted living facilities (150 units) and increasing the operational capacity at five assisted living facilities (96 units).

During 2004, the Company completed three construction projects for a total cost of $10.0 million. The Company completed construction projects that resulted in increased capacity to two assisted living facilities (46 units) in February 2004 and opened a new assisted living facility (40 units).

7.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following at December 31:

	2005	2004
	(In thousands)

Resident relationship intangible, net	$4,415	$—
Goodwill	15,538	9,983

	$19,953	$9,983

Accumulated amortization for resident relationships intangible as at December 31, 2005 was $1.9 million. Estimated amortization expense for the next three years is $2.2 million in 2006, $2.1 million in 2007 and $0.1 million in 2008.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

8.	OTHER ASSETS

Other assets consisted of the following at December 31:

	2005	2004
	(In thousands)

Restricted cash for workers’ compensation	$2,934	$—
Cash held as collateral for ALC letters of credit	1,041	—
Property tax, insurance and capital expenditure trust funds	958	4
Fund held under deferred compensation plan (Note 10)	275	—
Security deposits	463	—
Assets held for sale	199	25

	$5,870	$29

Restricted cash for workers’ compensation is held on deposit as security with a former workers’ compensation insurer for periods prior to March 2005.

Cash is held on deposit for security for certain leased assisted living properties. In addition, pursuant to certain leases, the Company is required to fund on a monthly basis amounts for property taxes, insurance and capital expenditures.

9.	LONG-TERM DEBT

Long-term debt consisted of the following:

	Interest	June 30,	December 31,
	Rate(1)	2006	2005	2004
		(Unaudited)

6.24% Red Mortgage Capital Note due 2014	6.51%	$36,198	$36,533	$—
DMG Mortgage notes payable, interest rates ranging from 7.58% to 8.65%, due 2008	6.01%	26,694	27,263	—
Capital lease obligations, interest rates ranging from 2.84% to 13.54%, maturing through 2009	7.32%	12,030	12,222	—
Oregon Trust Deed Notes, interest rates ranging from 0.25% to 10.90%, maturing from 2020 through 2026	6.72%	9,367	9,483	—
HUD Insured Mortgages, interest rates ranging from 7.40% to 7.55%, due 2036	6.89%	7,636	7,673	—
Term Loan due 2010 under EHSI Credit Facility, at variable interest rates	6.02%	38,256	38,352	—

Long-term debt before current maturities		130,181	131,526	—
Less current maturities		3,116	2,925	—

Total long-term debt		$127,065	$128,601	$—

(1)	Interest rate is effective interest rate as of June 30, 2006.

6.24% Red Mortgage Capital Note due 2014

The Red Mortgage Capital Note has a fixed interest rate of 6.24%, with a 25-year principal amortization, and is secured by 24 assisted living facilities. The Red Mortgage Capital Note was entered into by subsidiaries of the Company and is subject to a limited guaranty by ALC.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

DMG Mortgage Notes Payable due 2008

DMG Mortgage Notes Payable (“DMG Notes”) includes three fixed rate notes that are secured by 13 assisted living facilities located in Texas, Oregon and New Jersey. The DMG Notes were entered into by subsidiaries of Historic ALC and are subject to a limited guaranty by the Company. These notes collectively require monthly principal and interest payments of $0.2 million with balloon payments of $11.8 million, $5.3 million and $7.2 million due at maturity in May, August and September 2008, respectively. These loans bear interest at fixed rates ranging from 7.58% to 8.65%.

Capital Lease Obligations

In March 2005, the Company amended lease agreements with Assisted Living Facilities, Inc. (“ALF”), an unrelated party, relating to five assisted living facilities located in Oregon. The amended lease agreements provide the Company with an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring that the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of $12.8 million was recorded, which represents the estimated market value of the properties as of the lease amendment date and also approximates the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009 with closing on or about December 31, 2009.

Oregon Trust Deed Notes

The Oregon Trust Deed Notes (“Oregon Revenue Bonds”) are secured by buildings, land, furniture and fixtures of six Oregon ALC assisted living facilities. The notes are payable in monthly installments including interest at effective rates ranging from 0.25% to 10.9%.

Under debt agreements relating to the Oregon Revenue Bonds, the Company is required to comply with the terms of certain regulatory agreements until the scheduled maturity dates of the Oregon Revenue Bonds. Refer to Note 15 for details of the regulatory agreements.

HUD Insured Mortgages due 2036

The HUD insured mortgages include three separate loan agreements entered into in 2001. The mortgages are each secured by a separate assisted living facility located in Texas. These loans mature between July 1, 2036 and August 1, 2036 and collectively require principal and interest payments of $50,000 per month. The loans bear interest at fixed rates ranging from 7.40% to 7.55%.

Term Loan due 2010 under EHSI Credit Facility

ALC has access to utilize, subject to certain restrictions, the EHSI credit facility. EHSI has periodically borrowed under its previous line of credit for reasons related to our assisted living facilities. In January 2005, EHSI borrowed $60.0 million under its credit facility to finance the acquisition of Historic ALC. These borrowings have been reflected on our historic combined balance sheet as long-term debt. As of December 31, 2005, and June 30, 2006 (unaudited), ALC’s share of the term loan under the EHSI credit facility was $38.4 million and $38.3 million, respectively and is included in ALC’s long-term debt. Interest paid to EHSI during 2005 relating to the EHSI term loan was $2.1 million.

EHSI will continue to be liable for the term loan. Although some ALC and EHSI assisted living facilities currently secure EHSI’s credit facility, these security interests will be released, and ALC and its restricted subsidiaries will be released from their obligations under the EHSI Credit Facility in connection with the separation and EHSI’s refinancing of its Revolving Credit Facility.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

EHSI Long-term Debt

EHSI has two private placements, consisting of Senior and Subordinated Notes, that are secured by EHI, EHSI and ALC, and in part by certain of the Company’s assisted living facilities. “See Note 19 regarding the Company’s expectations regarding the refinancing of the Senior and Subordinated Notes.”

EHSI 6% Advance to ALC

As of December 31, 2005 and June 30, 2006, EHSI had advanced to ALC $47.2 million and $32.7 million (unaudited), respectively. The EHSI advance is reported on the combined balance sheet as “Due to Shareholders and Affiliates,” and separate from long-term debt. See Note 13.

Principal Repayment Schedule

Principal payments on long-term debt due within the next five years and thereafter, as of December 31, 2005, are as follows (dollars in thousands):

2006	$2,925
2007	3,115
2008	26,897
2009	30,691
2010	19,889
After 2010	48,009

$131,526

The following summarizes the components of interest expense, net:

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	(In thousands)

Interest expense	$5,647	$6,190	$11,958	$1,738	$2,702
Interest income	(233)	(63)	(355)	—	(4)

	$5,414	$6,127	$11,603	$1,738	$2,698

For period prior to the acquisition of Historic ALC, Interest expense was allocated to the assisted living facilities based upon the assisted living facilities’ historic cost and the average borrowing rates for those periods. For periods after the acquisition of Historic ALC, interest charges have been allocated based upon: (1) any Historic ALC specific facility-based debt instruments in place with the applicable interest charges; (2) interest incurred by EHSI on the replacement of Historic ALC debt; (3) for the facilities owned by EHSI, based upon the assisted living facilities’ historic cost and average borrowing rates for those periods, or (4) for the EHSI line of credit debt incurred on the acquisition of Historic ALC, the interest incurred based upon the average balance of the line of credit and EHSI’s average interest rate on the line of credit.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

10.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31:

	2005	2004
	(In thousands)

Property taxes, utilities and other taxes	$4,989	$562
Salaries and wages, fringe benefits and payroll taxes	4,278	1,112
Workers’ compensation	4,361	509
Accrued operating expenses	3,965	142
Above (or below) market resident contracts	1,227	—
Health and dental claims	1,179	180
Interest and financing	268	—

	$20,267	$2,505

The Company self insures for health and dental claims. In addition, the Company self insures for workers’ compensation in all states, with the exception of Washington where the Company participates in a State plan and Texas where the Company is insured with a third-party insurer.

11.	ACCRUAL FOR SELF-INSURED GENERAL AND PROFESSIONAL LIABILITIES

The Company insures general and professional liability risks with Laurier Indemnity Company Ltd. (“Laurier”), an affiliated insurance subsidiary of Extendicare and other third-party insurers. The Company insures through Laurier on a claims made basis above specified self-insured retention levels. Laurier insures above the Company’s self-insured retention levels and has re-insured for significant or catastrophic risks up to a specified level through a third party insurer. The insurance policies cover comprehensive general and professional liability (including malpractice insurance) for the Company’s health providers, assistants and other staff as it relates to their respective duties performed on the Company’s behalf and employers’ liability in amounts and with such coverage and deductibles as determined by the Company, based on the nature and risk of its businesses, historical experiences, availability and industry standards. Self-insured liabilities with respect to general and professional liability claims are included within the accrual for self-insured liabilities. Self-insured liabilities prior to the acquisition of ALC were insignificant.

Management regularly evaluates the appropriateness of the premiums paid to Laurier through independent third party insurers and of the self-insured liability through an independent actuarial review. Management believes that the methods for pricing and evaluating the Laurier Indemnity Company, Ltd. insurance coverage are reasonable and that the historical cost of similar coverage would not have been materially different if the Company had obtained such coverage from third parties. General and professional liability claims are the most volatile and significant of the risks for which the Company self insures. Management’s estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation. In addition, the Company estimates the amount of general and professional liability claims it will pay in the subsequent year and classifies this amount as a current liability.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Following is a summary of activity in the accrual for self-insured general and professional liabilities:

	2005	2004
	(In thousands)

Balances at beginning of year	$—	$—
Increase due to acquisition	903	—
Cash payments	(324)	—
Provisions	748	—

Balances at end of year	$1,327	$—

Current portion	$300	$—
Long-term portion	1,027	—

Balances at end of year	$1,327	$—

12.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following at December 31:

	2005	2004
	(In thousands)

Unfavorable lease adjustment as lessee	$3,832	$—
Future lease commitments	2,137	—
Deferred compensation	914	—
Asset retirement obligation	298	—

	$7,181	$—

Unfavorable Lease Adjustment as Lessee

The Company evaluated the ALC leases in existence at the date of the acquisition and determined, based upon future discounted lease payments over the remaining term of the lease, an excess was to be paid, as compared to the market, based upon the operating cash flows of the leased facilities. The unfavorable lease liability upon acquisition was $4.0 million. The unfavorable lease liability is amortized on a straight-line basis, as an offset to lease expense, over the term of the lease agreements. The amount of unfavorable lease amortization for the eleven-month period ended December 31, 2005 was $0.1 million.

Future Lease Commitments

Future lease commitments represent the cumulative excess of lease expense computed on a straight-line basis for the lease term over actual lease payments. Under FASB Technical Bulletin 85-3, the effects of scheduled rent increases, which are included in minimum lease payments under SFAS No. 13, Accounting for Leases, are recognized on a straight-line basis over the lease term.

Deferred Compensation

The Company maintains an unfunded deferred compensation plan offered to all company employees defined as highly compensated by the Internal Revenue Code in which participants may defer up to 10% of their base salary.

The Company matches up to 50% of the amount deferred. The Company also maintains non-qualified deferred compensation plans covering certain executive employees. Expenses incurred for Company contributions under such plans were $26,000, $0 and $0 in 2005, 2004 and 2003, respectively.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Other Employee Pension Arrangements

The Company maintains defined contribution retirement 401(k) savings plans, which are made available to substantially all of the Company’s employees. Effective January 1, 2006 for ALC, and previously for EHSI, the Company pays a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeiture. Expenses incurred by the Company related to the 401(k) savings plans were $26,000, $23,000 and $18,000 in 2005, 2004 and 2003, respectively.

13.	BALANCES DUE TO AND TRANSACTIONS WITH SHAREHOLDER AND AFFILIATES

Balances Due to Shareholder and Affiliates

EHSI 6% Advance to ALC

As of June 30, 2006 (unaudited) and December 31, 2005, EHSI had advanced to ALC $32.7 million and $47.2 million, respectively. The advance was the result of two advances after August 2005 when EHSI entered into its new credit facility. The EHSI advance is reported on the combined balance sheet as “Due to Shareholders and Affiliates”, and separate from long-term debt. On August 4, 2005, EHSI entered into a new credit facility and used the proceeds to repay in full the $64.0 million balance under its former credit facility (including the $60.0 million borrowed for the ALC acquisition), advanced $34.0 million to ALC to repay ALC’s GE Capital term loan, and used the remainder to pay transaction fees and expenses. In December 2005, EHSI advanced $17.0 million to ALC, the proceeds of which, together with available cash, were used to repay $21.1 million of certain revenue bonds. As a result of these transactions, ALC incurred indebtedness of $51.0 million to EHSI that was subsequently reduced to $47.2 million at December 31, 2005 and further reduced to $32.7 million at June 30, 2006 (unaudited) through prepayments. The advance from EHSI bears interest at 6% and ALC paid interest of $0.9 million to EHSI in 2005 on this advance.

Refer to Note 19 (f) on the expected conversion of the EHSI 6% advance into equity of ALC.

Non-interest Bearing Balances Relating to Federal Income Taxes

EHI, the Company’s ultimate U.S. parent company, is responsible for all federal tax return filings and therefore the Company incurs charges (payments) from (to) shareholder for income taxes and the Company has balances due to EHI in each of the three years 2005, 2004 and 2003. Advances made and outstanding in respect of federal tax payments are non-interest bearing. Those balances are as follows:

	As of
	June 30,	As of December 31,
	2006	2005	2004
	(Unaudited)
	(In thousands)
	receivable (payable)

Current assets:
Deferred federal income taxes	$—	$350	$352
Current liabilities:
Federal income taxes	$(3,062)	$—	$—
Deferred federal income taxes	$114	$—	$—
Long-term liabilities:
Deferred federal income taxes	$(3,101)	$(3,324)	$(1,137)

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Transactions with Shareholders and Affiliates

The following is a summary of the Company’s transactions with Extendicare and its affiliates in 2005, 2004 and 2003:

Insurance

The Company insures certain risks with Laurier Indemnity Company, Ltd. an affiliated insurance subsidiary of Extendicare and third party insurers. The consolidated statements of income for 2005, 2004 and 2003 include intercompany insurance premium expenses of $704,000, $58,000 and $41,000, respectively.

Computer, Accounting and Administrative Services

The Company was provided with computer hardware and software support services from Virtual Care Provider, Inc. (“VCPI”). The annual cost of services was based upon rates that are estimated to be equivalent to those from unaffiliated sources and was $985,000, $267,000, $272,000 for the years ended 2005, 2004 and 2003, respectively. In addition, the Company was provided payroll and benefits, financial management and reporting, tax, legal, human resources and reimbursement services from EHSI. The annual cost was based upon actual incremental costs of the services provided and was $670,000, $238,000, $231,000 for the years ended 2005, 2004 and 2003, respectively.

14.	LEASE COMMITMENTS

As at December 31, 2005, as a lessee, the Company was committed under non-cancelable leases requiring future minimum rentals as follows:

	Capital	Operating
	Leases	Leases	Total
	(In thousands)

2006	$1,156	$13,203	$14,359
2007	1,185	13,066	14,251
2008	1,215	13,362	14,577
2009	11,558	13,472	25,030
2010	—	13,643	13,643
After 2010	—	48,870	48,870

Total minimum lease payments	$15,114	$115,616	$130,730

Less amounts representing interest (at rates from 2.8% to 13.5%)	2,892

Present value of net minimum capital lease payments	12,222
Less current maturities of capital lease obligations	390

Capital lease obligations, excluding current maturities	$11,832

a) Lease agreement with LTC Properties, Inc.

In January 2005, the Company entered into two new master lease agreements with LTC Properties, Inc. (“LTC”) in respect of 37 facilities leased to the Company by LTC. Under the terms of the master lease agreements, which became effective January 1, 2005, the Company agreed to increase the annual rent paid to LTC by $250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. Formerly, the 37 leases had expiration dates ranging from 2007 through 2015. Under the terms of the master lease agreements, the initial 10 year lease term commenced on January 1, 2005, and

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

there are three successive 10-year lease renewal terms, to be exercised at the option of the Company. There are no significant economic penalties to the Company if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2006 through 2008 are $9.8 million, $10.2 million and $10.7 million, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any renewal term will increase a minimum of 2% over the minimum rent of the immediately preceding year. In accordance with FASB Technical Bulletin 85-3, the Company accounts for the effect of scheduled rent increases on a straight-line basis over the lease term.

LTC obtained financing for five of the leased properties in the State of Washington through the sale of Revenue Bonds that contain certain terms and conditions within the debt agreements. The Company must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. Refer to Note 15 for further details.

b) Lease agreement with Assisted Living Facilities, Inc. (“ALF”)

The Company has five leased properties with ALF in the State of Oregon that within the lease contain an option to purchase the properties in July 2009. The option to purchase was determined to be a bargain purchase price, requiring that the classification of these leases as capital leases (see Note 9). ALF obtained financing for these properties through the sale of Revenue Bonds that contain certain terms and conditions within the debt agreements. The Company must comply with these terms and conditions and failure to adhere to those terms and conditions, may result in an event of default to the lessor and termination of the lease. See Note 15 for further details. In addition, a capital replacement escrow account is required to be maintained for the ALF leases to cover future expected capital expenditures.

c) Letters of credit

As of December 31, 2005, the Company had issued $3.7 million in letters of credit. Approximately $1.0 million of the letters of credit are secured with cash collateral and to provide security for landlords of leased properties. Approximately $2.9 million of letters of credit are secured through EHSI line of credit as security for workers compensation liabilities. The letters of credit are renewed annually and have maturity dates ranging from January 2007 to February 2007.

15.	COMMITMENTS AND CONTINGENCIES

Revenue Bonds

The Company owns six assisted living facilities in Oregon, financed by Oregon Revenue Bonds that mature between 2020 through 2026. Under the terms and conditions of the debt agreements, ALC is required to comply with the terms of the regulatory agreement until the original scheduled maturity dates for the Revenue Bonds outlined below.

In addition, the Company formerly financed 15 assisted living facilities located in the States of Washington, Idaho and Ohio by Revenue Bonds that were prepaid in full in December 2005. The aggregate amount of the Revenue Bonds upon repayment was $21.1 million. However, despite the prepayment of the Revenue Bonds, under the terms and conditions of the debt agreements, the Company is required to continue to comply with the terms of the regulatory agreement until the original scheduled maturity dates for the Revenue Bonds. The original scheduled maturity dates were 2018 for the Washington Revenue Bonds, 2017 for the Idaho Revenue Bonds, and 2018 for the Ohio Revenue Bonds.

Under the terms of the debt agreements relating to the Revenue Bonds, the Company is required, among other things, to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. This condition is required in order to preserve the federal income tax exempt status of the Revenue Bonds during the term they are held by the bondholders. There are additional

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

requirements as to the age and physical condition of the residents that the Company must also comply. The Company must also comply with the terms and conditions of the underlying trust deed relating to the debt agreement and report on a periodic basis to the State of Oregon, Housing and Community Services Department (“OHCS”), for the Oregon Revenue Bonds, the Washington State Housing Finance Commission (“WSHFC”) for the former Washington Revenue Bonds, the Ohio Housing Finance Commission (“OHFC”) for the former Ohio Revenue Bonds, and Idaho Housing and Community Services (“IHCS”) for the former Idaho Revenue Bonds. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs.

In addition, the Company leases five properties from ALF in Oregon and five properties from LTC in Washington that were financed through the sale of Revenue Bonds and contain certain terms and conditions within the debt agreements. The Company must comply with these terms and conditions and failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease for the Company. The leases require, among other things, that in order to preserve the federal income tax exempt status of the bonds, the Company is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which the Company must also comply. Pursuant to the lease agreements with ALF and LTC, the Company must comply with the terms and conditions of the underlying trust deed relating to the debt agreement and report on a periodic basis to OHCS, for the ALF leases, and WSHFC, for the LTC leases.

Capital Expenditures

As of December 31, 2005, the Company has four new construction projects in progress, which are expected to add 77 assisted living units. The total estimated cost of the projects is $12.5 million, and they are expected to be completed in 2006 through 2007. Costs incurred through December 31, 2005 on these projects were approximately $2.2 million and purchase commitments of $0.5 million are outstanding. As of December 31, 2005, the Company had other capital expenditure purchase commitments outstanding of approximately $1.4 million.

Insurance and Self-insured Liabilities

The Company insures certain risks with affiliated insurance subsidiaries of Extendicare and third-party insurers. The insurance policies cover comprehensive general and professional liability (including malpractice insurance) for the Company’s health providers, assistants and other staff as it relates to their respective duties performed on the Company’s behalf, workers’ compensation and employers’ liability in amounts and with such coverage and deductibles as determined by the Company, based on the nature and risk of its businesses, historical experiences, availability and industry standards. The Company also self insures for health and dental claims, in certain states for workers’ compensation and employer’s liability and for general and professional liability claims up to a certain amount per incident. Self-insured liabilities with respect to general and professional liability claims are included within the accrual for self-insured liabilities.

Litigation

The Company and its subsidiaries are defendants in actions brought against them from time to time in connection with their operations. While it is not possible to estimate the final outcome of the various proceedings at this time, such actions generally are resolved within amounts provided.

The Company is subject to claims and lawsuits in the ordinary course of business. The largest category of these relates to workers’ compensation. The Company records reserves for claims and lawsuits when they are probable and reasonably estimable. For matters where the likelihood or extent of a loss is not probable or cannot be reasonably estimated, the Company has not recognized in the accompanying combined financial statements all potential liabilities that may result. If adversely determined, the outcome of some of these matters could have material adverse effect on the Company’s business, liquidity, financial position or results of operations.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

16.	INCOME TAXES

The Company’s results of operations are included in a consolidated federal tax return.

Total income taxes for the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
	(In thousands)

Income tax expense	$8,119	$1,138	$1,013

The income tax expense (benefit) consists of the following for the years ended December 31:

	2005	2004	2003
	(In thousands)

Federal:
Current	$4,286	$970	$895
Deferred	2,612	(16)	(45)

Total Federal	6,898	954	850
State:
Current	448	187	172
Deferred	773	(3)	(9)

Total State	1,221	184	163

Total income tax expense	$8,119	$1,138	$1,013

The differences between the effective tax rates on income before income taxes and the United States federal income tax rate are as follows:

	2005	2004	2003

Statutory federal income tax rate	35.0%	34.0%	34.0%
Increase (reduction) in tax rate resulting from:
State income taxes, net of Federal income tax benefit	3.8	4.1	4.0
Work opportunity credit	(0.1)	(0.5)	(0.8)
Other, net	0.3	0.3	0.2

Effective tax rate	39.0%	37.9%	37.4%

The Company made payments to its parent of $5.2 million, $1.3 million and $0.7 million in 2005, 2004 and 2003, respectively for federal income taxes.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The components of the net deferred tax assets and liabilities as of December 31 are as follows:

	2005	2004
	(In thousands)

Deferred tax assets:
Employee benefit accruals	$2,441	$368
Accrued liabilities	832	—
Accounts receivable reserves	393	40
Capital loss carryforwards	155	—
Operating loss carryforwards	14,453	—
Goodwill	152	—
Fair value adjustment for leases	3,043	—
Fair value adjustment for debt	1,543	—
Deferred financing fee	2,058	—
Alternative minimum tax carry forward	898	—
Other assets	2,049	5

Total deferred tax assets	28,017	413
Deferred tax liabilities:
Depreciation	28,347	1,285
Miscellaneous	3,066	33

Total deferred tax liabilities	31,413	1,318

Net deferred tax assets (liabilities)	$(3,396)	$(905)

The Company paid state income taxes of $0.8 million, $0.2 million and $ 0.1 million in 2005, 2004 and 2003, respectively.

Historic ALC has $55.2 million of net operating losses available for federal income tax purposes, which will expire between 2009 and 2025. These net operating losses were partially generated prior to and after Historic ALC’s emergence from bankruptcy on January 1, 2002. Historic ALC’s emergence from bankruptcy created an ownership change as defined by the IRS. Section 382 of the Internal Revenue Code imposes limitations on the utilization of the loss carryfowards and built-in losses after certain ownership changes of a loss company. Historic ALC was deemed to be a loss company for these purposes. Under these provisions, ALC’s ability to utilize the Historic ALC loss carryforwards generated prior to Historic ALC’s emergence from bankruptcy and built-in losses in the future will generally be subject to an annual limitation of approximately $1.6 million. Any unused amount is added to and increases the limitation in the succeeding year. Historic ALC’s net unrealized built-in losses were $38.2 million as of December 31, 2005. The deferred tax assets include loss carryforwards and built-in losses and their related tax benefit available to the Company to reduce future taxable income within the allowable IRS carryover period.

The acquisition of the Historic ALC by EHSI also created an ownership change as defined under Section 382 of the Internal Revenue Code. Historic ALC’s loss carryforwards generated subsequent to its emergence from bankruptcy are available to the Company subject to an annual limitation of approximately $5.5 million. Any unused amount is added to and increases the limitation in the succeeding year.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the valuation allowances.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

17.	DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s financial instruments at December 31 are as follows:

	2005		2004
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
	(In thousands)

ASSETS:
Cash and cash equivalents	$6,439	$6,439	$119	$119
Supplies, prepaid expenses and other current assets:
Deposits	2,130	2,130	56	56
Other assets (long-term):
Restricted cash for workers’ compensation	2,934	2,934	—	—
Cash held as collateral for ALC letters of credit	1,041	1,041	—	—
Property tax, insurance and capital expenditure trust funds	958	958	4	4
Fund held under deferred compensation plan	275	275	—	—
Security deposits	463	463	—	—

LIABILITIES:
Long-term debt, including current maturities	$131,526	$132,127	$—	$—
Interest-bearing advance from EHSI	47,218	47,218	—	—

Trade receivables and payables have an estimated market value equal to their carrying value. The fair value of long-term debt is estimated based on approximate borrowing rates currently available to the Company for debt equal to the existing debt maturities.

18.	DISCONTINUED OPERATIONS

The following is a summary of the results of operations for facilities that have been disposed of, or are under a plan of divestiture.

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)
	(In thousands)

Revenues	$540	$1,491	$2,900	$5,195	$6,397

Costs and expenses (income):
Operating	731	1,474	3,021	4,729	5,715
Lease costs	118	198	399	401	485
Depreciation and amortization	60	100	171	468	1,252
Interest expense (income)	—	1	1	(23)	(37)
Loss on impairment of long-lived assets	1,731	—	—	—	—

	2,640	1,773	3,592	5,575	7,415

Loss from discontinued operations before income taxes	(2,100)	(282)	(692)	(380)	(1,018)
Income tax benefit	(827)	(107)	(324)	(152)	(390)

Net loss from discontinued operations	$(1,273)	$(175)	$(368)	$(228)	$(628)

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The above summary of discontinued operations includes the following:

(a)	Closure and Disposition of Assisted Living Facility in Texas

In the first quarter of 2006, due to future capital needs of the facility and poor financial performance, the Company decided to close an assisted living facility (60 units) located in San Antonio, Texas and actively pursue the disposition of the property on the market. In the first quarter of 2006 certain required structural costs were identified which resulted in the decision to close the facility. As a result, the Company has reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $1.7 million. See Note 19 for subsequent events.

(b)	Closure of Assisted Living Facility in Washington

In the first quarter of 2006, the lease term ended for an assisted living facility (63 units) in Edmonds, Washington, and the Company decided to terminate its operations due to poor financial performance. The Company concluded its relationship with the landlord on April 30, 2006. As a result, the Company has reclassified the financial results of this facility to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.

(c)	Sale of Assisted Living Facilities in Arkansas

In August 2004, the Company sold its three assisted living facilities (181 units) in Arkansas for cash of $4.3 million, which was approximately equal to net book value. There was no gain or loss from this sale.

(d)	Closure of Other Assisted Living Units

The following assisted living units were discontinued for use within the Company’s skilled nursing facilities: (1) a 12-unit facility in Washington in 2005; (2) a 10-unit facility in Ohio in 2004; and (3) a 24-unit facility in Indiana and a 19-unit assisted living facility in Ohio in 2003.

19.	SUBSEQUENT EVENTS

(a)	Strategic Initiatives

In February 2006, the Board of Directors of Extendicare announced the appointment of a committee of independent directors to review and consider various structures and options that would provide value to its shareholders. The Board of Extendicare believed that the Extendicare share price had not been reflective of its underlying operational performance and historical results. A sale or reorganization of all, or part, of Extendicare, were among the alternatives being explored. Extendicare gave no assurance that any such transaction would be completed in whole or in part.

(b)	ALC Separation Transaction (unaudited)

On May 31, 2006, the Board of Directors of Extendicare approved the separation of Company’s from Extendicare in connection with the simultaneous conversion of Extendicare into an unincorporated open-ended real estate investment trust established under the laws of Ontario. If approved by the holders of Extendicare’s Subordinate and Multiple Voting Shares and the Ontario Superior Court of Justice (Commercial List), the separation is expected to occur within two weeks following the special meeting of holders of Extendicare’s Subordinate and Multiple Voting Shares called to approve the transactions. In connection with the separation, holders of Extendicare Subordinate Voting Shares are expected to receive (i) one Extendicare Common Share and

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(ii) one share of Class A common stock of ALC from Extendicare for each Extendicare Subordinate Voting Share that they hold as of the Effective Time; holders of Extendicare Multiple Voting Shares are expected to receive (i) 1.075 Extendicare Common Shares and (ii) one share of Class B common stock of ALC from Extendicare for each Extendicare Multiple Voting Share that they hold as of the Effective Time; and each Extendicare Common Share received in the transactions described above are expected to immediately be exchanged by the holder thereof for units of Extendicare REIT on a 1:1 basis, or, at the election of holders that are Canadian residents, for units of Extendicare Holding Partnership on a 1:1 basis. The separation is expected to be accounted for at historical cost due to the pro rata nature of the distribution.

The authorized capital stock of the Company consists of shares of Class A common stock, par value of $0.01 per share and shares of Class B common stock, par value $0.01 per share. Subject to certain voting rights of the holders of Class B common stock, the Company’s Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designations, preferences, powers, participation rights, qualifications and limitations and restrictions, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preferences of such preferred stock. Immediately following the separation, ALC expects to have approximately 57.8 million shares of Class A common stock outstanding, 11.8 million shares of Class B common stock outstanding and no preferred stock outstanding, based upon the number Subordinate and Multiple Voting Shares of Extendicare outstanding as of June 30, 2006 (assuming all of the approximately 1.6 million options to purchase Extendicare Subordinate Voting Shares outstanding are exercised). Each share of Class B common stock is convertible at any time and from time to time at the option of the holder thereof into 1.075 shares of Class A common stock. Shares of Class A common stock are not convertible into shares of Class B common stock.

Upon the separation of the Company from Extendicare, the Company will operate 206 facilities (8,270 units) in the United States and hold certain other share investments. Following the separation, the Company and Extendicare will operate independently. Other than shares of the Company’s common stock held by Extendicare as a result of holders of Extendicare Subordinate and Multiple Voting Shares exercising dissent rights in connection with the Plan of Arrangement, neither the Company nor Extendicare will have any stock ownership, or, beneficial interest, in the other.

Upon the separation of the Company from Extendicare, the Company expects to have in place a stock incentive plan. Currently, certain employees of the Company participate in Extendicare’s stock option plan and have options to purchase Extendicare stock. Compensation expense of $79,000, nil, and nil, for the years ended 2005, 2004 and 2003, respectively, have been reflected in the historical financial statements. For the there month period ended March 31, 2006 and 2005, compensation expense was $280,000 and nil, respectively.

(c)	Transfer of EHSI Assisted Living Operations and Properties to the Company (unaudited)

Since March 31, 2006, the Company has acquired the licenses to operate all of EHSI’s 29 assisted living facilities and has entered into purchase agreements with respect to each facility. The Company has completed the purchase of 15 of these facilities for an aggregate purchase price of $61.2 million. The remaining 14 facilities require the approval of local planning commissions to subdivide the properties between the assisted living facilities and skilled nursing facilities that make up those properties. The Company and EHSI have applied for such approval and, once obtained, the Company expects to complete the purchase of the remaining 14 facilities for an aggregate purchase price of $33.4 million in accordance with the terms of the purchase and sale agreements regarding these facilities.

In the interim, until local planning commission approval is received for the remaining EHSI assisted living facilities, the Company has entered into a lease for the land component of the properties and assisted living facilities with EHSI. Since March 31, 2006, the Company has acquired the license to operate all of EHSI’s 29 assisted living facilities and has entered into purchase agreements with respect to each facility. The Company has completed the

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

purchase of 15 of these facilities for an aggregate purchase price of $61.2 million. The remaining 14 facilities that EHSI continues to own require the approval of local planning commissions to subdivide the properties between the assisted living facilities and skilled nursing facilities that make up those properties. The Company has applied for such approval and, once obtained, the Company expects to complete the purchase of the remaining 14 facilities for an aggregate purchase price of $33.4 million in accordance with the terms of the purchase and sale agreements that we have entered with EHSI with respect to these facilities. In the interim, the Company has entered into a lease agreement with EHSI for the land component and assisted living facilities. If EHSI has not obtained approval to subdivide any of the properties immediately prior to the separation, the Company expects to purchase all but the land component of the applicable property, which in aggregate totals $31.3 million, and EHSI expects to make a capital contribution to us in an amount equal to the purchase price of the land component of the property, which in aggregate totals $2.1 million, which the Company would subsequently loan back to EHSI in exchange for a note. In addition, for any property awaiting local planning approval, the applicable lease agreement with EHSI would be adjusted to become only a land lease of such property. The Company expects to lease the land component for any properties awaiting planning permission for an initial term of five years, with two successive renewal periods of five years each, exercisable at the Company’s option. Should all of the properties await local planning approval, the initial aggregate lease payments due under these leases are expected to be $0.3 million. The lease amounts would increase annually based upon the Consumer Price Index. In addition, at the end of each lease period, the lease rates would be reassessed and reset to reflect fair market value rates. Upon receipt of approval, the land leases would be terminated, EHSI would repay the amount due on the note and the Company would pay EHSI for the land. The note would bear interest at 6.0% and would mature at the earliest of the date that planning commission approval is received or the date that the corresponding lease matures. The historical combined balance sheets reflects the transfer of all 29 properties to ALC as an equity contribution at the aggregate net book value of $60.8 million.

(d)	Transfer of Cash, Share Investments and Notes Prior to ALC Separation (unaudited)

Prior to the separation, Extendicare is expected to make certain capital contributions into ALC as follows: (1) the contribution of share investments in Omnicare to ALC, that are currently owned by EHSI, (2) the contribution of $10.0 million in cash into Pearson, (3) a contribution of $5.0 million in cash to enable ALC to purchase an office building for its headquarters, (4) a capital contribution in the amount of approximately $32.7 million by EHSI as settlement of the outstanding debt owed by ALC to EHSI and an additional $18.3 million cash contribution by EHSI and (5) the transfer of Canadian share investments in BNN and MedX to ALC, that are currently owned by Extendicare.

(e)	Transitional Service Agreements with Extendicare (unaudited)

Prior to the separation, ALC expects to enter into transitional service agreements with certain subsidiaries of Extendicare. Pursuant to these agreements, Extendicare expects to continue to provide certain information technology, payroll and benefits processing and reimbursement services to the Company. Virtual Care Provider, Inc. (“VCPI”) expects to provide the information technology and hosting services for certain of the Company’s software applications. The approximate cost of the services fees is expected to be approximately $1.5 million in aggregate, which approximates the fair value of the services. The payroll and benefits processing and technology services arrangements will be terminable upon 90 days’ prior notice, however, the Company may not terminate the agreement for reimbursement services during the initial term of that agreement.

(f)	Purchase of Office Building (unaudited)

In August 2006, the Company acquired an office building in Menomonee Falls, Wisconsin for approximately $5.0 million in cash from an unrelated party. The building will be the Company’s headquarters starting in June 2007.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(g)	Refinancing of EHSI Notes (unaudited)

EHSI has two private placements, consisting of Senior and Subordinated Notes, that are secured by EHI, EHSI and ALC, and in part by certain of the Company’s assisted living facilities. Prior to the separation, the Company expects that the Senior and Subordinated Notes will be repaid in full or that the Company will otherwise be released form its obligations thereunder, the associated swap and cap agreements will be terminated, and alternative financing will be arranged by EHSI. EHSI has also a term note payable of $55.0 million due to Extendicare. All costs associated with the refinancing of the Senior and Subordinated Notes and the Extendicare term note will be borne by EHSI. The financial cost associated with such refinancing will be incurred by EHSI and have not been reflected within these financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Assisted Living Concepts, Inc.

We have audited the accompanying consolidated balance sheets of Assisted Living Concepts, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Assisted Living Concepts, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the Financial Statements, the Company changed its method of accounting for stock-based compensation effective January 1, 2003.

KPMG LLP

Dallas, Texas
June 5, 2006

ASSISTED LIVING CONCEPTS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2004	2003
	(In thousands, except share amounts)

ASSETS
Current assets:
Cash and cash equivalents (Note 3)	$6,309	$1,943
Cash restricted for resident security deposits (Note 4)	104	104
Accounts receivable, net of allowance for doubtful accounts of $586 and $706 at December 31, 2004 and 2003	2,976	3,415
Escrow deposits (Note 2)	4,256	3,269
Prepaid expenses	1,638	1,187
Cash restricted for workers’ compensation claims	2,861	4,014
Other current assets (Note 5)	1,056	1,395

Total current assets	19,200	15,327
Restricted cash (Note 6)	1,019	1,012
Property and equipment, net (Note 7)	181,222	182,972
Deferred income taxes (Note 11)	33,160	606
Other assets, net	3,655	4,297

Total assets	$238,256	$204,214

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,009	$1,800
Accrued real estate taxes	4,980	3,720
Accrued interest expense	647	96
Accrued payroll expense	6,778	7,275
Other accrued expenses	6,366	6,982
Income taxes payable (Note 11)	1,459	1,267
Resident security deposits	784	1,262
Other current liabilities	1,797	989
Current portion of unfavorable lease adjustment	463	490
Current portion of long-term debt (Note 8)	3,460	3,175

Total current liabilities	28,743	27,056
Other liabilities	694	523
Unfavorable lease adjustment, net of current portion	1,864	2,327
Long-term debt, net of current portion (Note 8)	133,841	144,279

Total liabilities	165,142	174,185
Commitments and contingencies (Notes 1, 2, 7, 8, 9, 10, 12, 14, 15 and 16)
Shareholders’ equity:
Preferred stock, $.01 par value; 3,250,000 shares authorized; none issued or outstanding	—	—
Common stock, $.01 par value; 20,000,000 shares authorized; issued and outstanding 6,542,251 shares at December 31, 2004 and 6,431,925 shares at December 31, 2003 (57,241 and 68,241 shares to be issued upon settlement of pending claims at December 31, 2004 and 2003, respectively)	66	65
Additional paid-in capital	70,529	34,221
Accumulated earnings (deficit)	2,519	(4,257)

Total shareholders’ equity	73,114	30,029

Total liabilities and shareholders’ equity	$238,256	$204,214

The accompanying notes are an integral part of these consolidated financial statements.

ASSISTED LIVING CONCEPTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2004	2003	2002
	(In thousands, except per share amounts)

Revenue	$175,964	$168,012	$153,731
Operating expenses:
Residence operating expenses	114,334	111,965	105,997
Corporate general and administrative	20,822	18,438	18,141
Building rentals	12,734	12,704	12,223
Depreciation	7,897	7,010	6,646

Total operating expenses	155,787	150,117	143,007

Operating income	20,177	17,895	10,724
Other income (expense):
Interest expense	(9,655)	(13,714)	(14,145)
Interest income	69	179	214
Loss on early extinguishment of debt	—	(2,956)	—
Other income (expense), net	(23)	(73)	61

	(9,609)	(16,564)	(13,870)

Income (loss) before reorganization costs and discontinued operations	10,568	1,331	(3,146)
Reorganization costs	—	—	(708)

Income (loss) from continuing operations before income taxes	10,568	1,331	(3,854)
Income tax expense	3,792	1,668	—

Income (loss) from continuing operations	6,776	(337)	(3,854)
Discontinued operations:
Income (loss) from operations (including gains and losses on sales of assets)	—	830	(560)
Income tax expense	—	336	—

Income (loss) from discontinued operations	—	494	(560)

Net income (loss)	$6,776	$157	$(4,414)

Basic earnings per share:
Income (loss) from continuing operations	$1.04	$(0.05)	$0.59)
Income (loss) from discontinued operations	—	0.07	0.09)

Net income (loss)	$1.04	$0.02	$0.68)

Diluted earnings per share:			$(0.59)
Loss from continuing operations	$0.98	$(0.05)
Income (loss) from discontinued operations	—	0.07	(0.09)

Net income (loss)	$0.98	$0.02	$(0.68)

The accompanying notes are an integral part of these consolidated financial statements.

ASSISTED LIVING CONCEPTS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Additional		Total
	Common Stock		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Earnings (Deficit)	Equity
	(In thousands)

Balance at December 31, 2001	6,500	$65	$32,734	$—	$32,799
Net loss	—	—	—	(4,414)	(4,414)

Balance at December 31, 2002	6,500	65	32,734	(4,414)	28,385
Net income	—	—	—	157	157
Utilization of tax net operating losses	—	—	1,229	—	1,229
Exercise of stock options	—	—	1	—	1
Stock-based compensation	—	—	257	—	257

Balance at December 31, 2003	6,500	$65	$34,221	$(4,257)	$30,029
Net income	—	—	—	6,776	6,776
Reversal of tax net operating losses	—	—	35,425	—	35,425
Exercise of stock options	100	1	379	—	380
Tax benefit of options	—	—	169	—	169
Stock-based compensation	—	—	335	—	335

Balance at December 31, 2004	6,600	$66	$70,529	$2,519	$73,114

The accompanying notes are an integral part of these consolidated financial statements.

ASSISTED LIVING CONCEPTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2003	2002
	(In thousands)

Operating Activities:
Net income (loss)	$6,776	$157	$(4,414)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	7,897	7,010	6,761
Stock-based compensation expense	335	257	—
Loss on extinguishment of debt	—	2,956	—
Amortization of debt issuance costs	645	110	106
Amortization of fair value adjustment to building rentals	(490)	(298)	(681)
Amortization of fair value adjustment to long-term debt	13	418	427
Amortization of discount on long-term debt	—	577	451
Straight line adjustment to building rentals	91	149	374
Interest paid-in-kind	—	1,339	1,244
Provision for doubtful accounts	240	778	340
(Gain) loss on sale or disposal of assets, net	—	(833)	728
Deferred income taxes	2,871	623	—
Changes in assets and liabilities:
Accounts receivable	199	(1,478)	(727)
Deposit escrows	(987)	(1,219)	(242)
Prepaid expenses and other current assets	(112)	791	254
Other assets	(3)	(67)	(197)
Accounts payable	209	1,031	(681)
Accrued expenses	698	327	836
Other liabilities	771	462	(156)

Net cash provided by operating activities	19,153	13,090	4,423
Investing Activities:
Decrease (increase) in restricted cash	1,146	6,810	(1,522)
Purchases of property and equipment	(6,148)	(4,061)	(2,621)
Sales of property and equipment	1	2,569	4,751

Net cash provided by (used in) investing activities	(5,001)	5,318	608
Financing Activities:
Proceeds from long-term debt	20,000	80,400	3,508
Proceeds from exercise of stock options	380	1	—
Payments on long-term debt	(30,166)	(99,882)	(7,372)
Payment of costs for debt issuance and extinguishment	—	(4,149)	(79)

Net cash used in financing activities	(9,786)	(23,630)	(3,943)

Net increase (decrease) in cash and cash equivalents	4,366	(5,222)	1,088
Cash and cash equivalents, beginning of year	1,943	7,165	6,077

Cash and cash equivalents, end of year	$6,309	$1,943	$7,165

Supplemental disclosure of cash flow information:
Cash payments for interest	$8,446	$13,925	$10,864
Cash payments for income taxes	$713	$50	$36

The accompanying notes are an integral part of these consolidated financial statements.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS

Assisted Living Concepts, Inc. (“the Company”) owns, leases and operates assisted living residences which provide housing to residents who require assistance with their daily activities. The Company provides personal care and support services and makes available routine healthcare services, as permitted by applicable law, designed to meet the needs of its residents.

Reorganization

On October 1, 2001, Assisted Living Concepts, Inc. (the “Company”), and its wholly owned subsidiary, Carriage House Assisted Living, Inc. voluntarily filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. The bankruptcy court gave final approval to the first amended joint plan of reorganization (the “Plan”) on December 28, 2001, and the plan became effective on January 1, 2002 (the “Effective Date”). As a result of the consummation of the Plan, the Company recognized an extraordinary gain on reorganization of $79.5 million in 2001.

The Company held back from the initial issuance of Common Stock and Notes on the Effective Date, $440.2 million of Senior Secured Notes, $166.8 million of Junior Secured Notes and 68,241 shares of Common Stock (collectively, the “Reserve”) to be issued to holders of general unsecured claims at a later date. The total amount of, and the identities of all of the holders of, the general unsecured claims were not known as of the Effective Date, either because they were disputed or they were not made by their holders prior to December 19, 2001, the cutoff date for calculating the Reserve (the “Cutoff Date”). In conjunction with the refinancing (see Note 8), the Senior and Junior Notes held in Reserve were defeased and the proceeds were distributed in accordance with the Plan. The shares of New Common Stock held in the Reserve were distributed pro rata to the general unsecured creditors in 2005.

Fresh-start Reporting

Upon emergence from Chapter 11 proceedings, the Company adopted fresh-start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting By Entities in Reorganization Under the Bankruptcy Code (SOP 90-7). In connection with the adoption of fresh-start reporting, a new entity has been deemed created for financial reporting purposes effective December 31, 2001.

In adopting the requirements of fresh-start reporting as of December 31, 2001, the Company was required to value its assets and liabilities at fair value and eliminate its accumulated deficit as of December 31, 2001. A $32.8 million reorganization value was determined by the Company with the assistance of financial advisors in reliance upon various valuation methods, including discounted projected cash flow analysis and other applicable ratios and economic industry information relevant to the operation of the Company and through negotiations with various creditor parties in interest. Net fresh-start adjustments totaling $119.3 million were charged to the statement of operations. The adjustments included a $110.9 million write-down of property and equipment.

Merger and Acquisition with Extendicare Health Services Inc.

On November 4, 2004, the Company entered into a definitive merger and acquisition agreement with Extendicare Health Services Inc. (“EHSI”) of Milwaukee, Wisconsin providing for the acquisition of all outstanding shares and stock options of the Company at $18.50 per share. The completion of the acquisition was subject to certain conditions, including approval by the Company’s shareholders and certain customary regulatory approvals.

On January 31, 2005 the shareholders of the Company approved the merger. Refer to Subsequent Events, Note 16.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

All significant intercompany balances and transactions have been eliminated in consolidation.

b) Cash Equivalents

Cash equivalents of $0.1 million and $0.2 million at December 31, 2004 and 2003, respectively, consist of highly liquid investments with maturities of three months or less at the date of purchase.

c) Accounts Receivable

Accounts receivable are recorded at the net realizable value expected to be received from individual residents, third-party payors and/or state assistance programs.

The Company periodically evaluates the adequacy of its allowance for doubtful accounts by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payor type. Allowances for uncollectibility are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, the Company has established internally determined percentages for allowances for doubtful accounts, which are based upon historical collection trends for each payor type and age of receivables.

d) Escrow Deposits

Under certain mortgage and loan agreements, the Company is required to make escrow deposits for taxes, insurance, and replacement or repair of property assets. Escrow deposits were $4.3 million and $3.3 million at December 31, 2004 and 2003.

e) Property and Equipment

Property and equipment are recorded at cost and depreciation is computed over the assets’ estimated useful lives on the straight-line basis as follows:

Buildings and building improvements	35 to 40 years
Furniture and equipment	3 to 7 years

As of the Effective Date, the Successor Company adjusted its property, plant and equipment to estimated fair value in conjunction with the implementation of fresh-start reporting. The Successor Company maintains the same policies concerning transactions affecting property and equipment.

The Company evaluates long-lived assets for impairment whenever facts and circumstances indicate an asset’s carrying value may not be recoverable on an undiscounted cash flow basis. If an impairment is determined to have occurred, an impairment loss is recognized to the extent the asset’s carrying amount exceeds its fair value. Assets the Company intends to dispose of are reported at the lower of (i) carrying amount or (ii) fair value less the cost to sell. The Company did not recognize any impairment losses on property in 2004, 2003 or 2002.

Maintenance and repairs are charged to expense as incurred, and significant betterments and improvements are capitalized.

f) Leases

The Company determines the classification of its leases as either operating or capital at their inception. The Company re-evaluates such classification whenever circumstances or events occur that require the re-evaluation of the leases.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company accounts for arrangements entered into under sale and leaseback agreements pursuant to Statement of Financial Accounting Standards (SFAS) No. 98, “Accounting for Leases.” For transactions that qualify as sales and operating leases, a sale is recognized and the asset is removed from the books. For transactions that qualify as sales and capital leases, the sale is recognized, but the asset remains on the books and a capital lease obligation is recorded. Transactions that do not qualify for sales treatment are treated as financing transactions. In the case of financing transactions, the asset remains on the books and a finance obligation is recorded as part of long-term debt. Losses on sale and leaseback agreements are recognized at the time of the transaction absent indication that the sales price is not representative of fair value. Gains are deferred and recognized on a straight-line basis over the initial term of the lease.

All of the Company’s leases contain various provisions for annual increases in rent, or rent escalators. Certain of these leases contain rent escalators with future minimum annual rent increases that are not considered contingent rents. The total amount of the rent payments under such leases with non-contingent rent escalators is charged to expense on the straight-line method over the term of the leases. The Company records a deferred credit, included in other liabilities, to reflect the excess of rent expense over cash payments which is subsequently reduced in the later years as the cash payments exceed the rent expense. Deferred rent credits at December 31, 2004 totaled $0.7 million.

As of the Effective Date, the Company revalued its leases in conjunction with the implementation of fresh-start reporting. Amortization of unfavorable leases is computed using the straight-line method and credited to rent expense over the life of the respective leases.

g) Long-Lived Assets

The Company periodically assesses the recoverability of long-lived assets, including property and equipment, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement requires that all long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of an asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent of the excess amount. Assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less all associated costs of disposition. In addition, SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Management considers such factors as current results, trends, and future prospects, current market value and other economic and regulatory factors, in performing these analyses.

The proposed sale of nine South Carolina properties was terminated in May 2003 due to the purchaser’s inability to obtain suitable financing. The Company discontinued marketing the properties at that time. The transfer of the assets held for sale to assets held for use did not result in any significant gain or loss.

h) Deferred Financing Costs

Financing costs related to the issuance of debt are capitalized as other assets and amortized to interest expense over the term of the related debt using a method which approximates the effective interest method. Deferred financing costs of $3.8 million were recorded related to the new financing and $0.7 million was amortized to expense in the year ended December 31, 2004. As a result of the refinancing completed in December 2003 (see Note 8), the Company charged the $0.5 million deferred financing balance related to the extinguished debt to expense in the year ended December 31, 2003.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i) Workers’ Compensation and Professional Liability

The Company utilizes third-party insurance for losses and liabilities associated with workers’ compensation and professional liability claims subject to deductible and retention levels (see Notes 9 and 10). Losses up to the deductible or retention level are accrued based upon the Company’s estimates of the aggregate liability for claims incurred based on Company and industry experience.

j) Revenue Recognition

Revenue is recognized when services are rendered and consists of residents’ fees for basic housing and support services and fees associated with additional services such as routine healthcare and personalized assistance on a fee for service basis. The majority of revenues are derived from private pay residents or their families and the remainder of the Company’s revenue is derived from state-funded Medicaid reimbursement programs. Revenues are recorded in the period in which services and products are provided at established rates. Revenues collected in advance are recorded as deferred revenue upon receipt and recorded to revenue in the period the revenues are earned.

k) Residence Operating and Corporate General and Administrative Expenses

Residence operating expenses include costs directly associated with providing services to residents and expenses associated with the Company’s corporate home office or support functions, which have been classified as corporate general and administrative expense.

l) Income Taxes

The Company uses the asset and liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases (temporary differences). Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

m) Net Income (Loss) Per Common Share

Basic earnings per share (EPS) is calculated using net income (loss) attributable to common shares divided by the weighted average number of common shares outstanding for the period. Diluted EPS is calculated in periods with net income using income attributable to common shares divided by the weighted average number of common shares and dilutive potential common shares outstanding for the period. The weighted average common shares used for basic net income (loss) per common share was 6,520,000 for the year ended December 31, 2004 and 6,500,000 for the years ended December 31, 2003 and 2002. . The effect of dilutive stock options using the treasury stock method added 369,000 and 171,000 shares for the years ended December 31, 2004 and 2003, respectively. The weighted average number of stock options outstanding for the year ended December 31, 2002 was 151,000, and was antidilutive and therefore was excluded from the calculation.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n) Stock-based Compensation

The Company’s stock-based compensation plans are described in Note 14. Previously, the Company accounted for stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and related interpretations. No stock-based employee compensation expense for stock options was reflected in Net Income (Loss) previous to April 1, 2003, as all stock options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and recognizes compensation expense according to the prospective transition method under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” Under this method the Company expenses the fair value of all new stock options granted after January 1, 2003 over the vesting period. The following table illustrates the effect on net income (loss) and earnings per share had the company applied the fair value accounting method to all of the Company’s stock option grants.

	Years Ended December 31,
	2004	2003	2002
	In thousands	In thousands	In thousands

Net income (loss), as reported	$6,776	$157	$(4,414)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	221	157	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards granted, net of related tax effects	(270)	(188)	(105)

Pro forma net income (loss)	$6,727	$126	$(4,519)

Net income (loss) per share:
Basic — as reported	$1.04	$0.02	$(0.68)
Basic — pro forma	$1.03	$0.02	$(0.70)
Diluted — as reported	$0.98	$0.02	$(0.68)
Diluted — pro forma	$0.98	$0.02	$(0.70)

o) Segment Reporting

Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information requires public enterprises to report certain information about their operating segments in a complete set of financial statements to shareholders. It also requires reporting of certain enterprise-wide information about the Company’s products and services, its activities in different geographic areas, and its reliance on major customers. The basis for determining the Company’s operating segments is the manner in which management operates the business. The Company has no foreign operations and no customers which provide over 10 percent of revenue. The Company reviews operating results at the residence level; it also meets the aggregation criteria in order to report the results as one business segment.

p) Use of Estimates

The Company has made certain estimates and assumptions relating to the reporting of assets and liabilities, and the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates. Significant estimates include professional liability, workers’ compensation, fresh-start accounting adjustments, the evaluation of long-lived assets for impairment, and allowance for doubtful accounts.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

q) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents — The carrying amount approximates fair value because of the short maturity of those instruments.

Trading receivables and payables have an estimated fair value equal to carrying value.

Long-term debt — The fair value of the Company’s long term-debt is estimated based on 1) terms for same or similar debt instruments, or 2) terms of recently completed transactions of similar nature or terms offered to the Company, or 3) quoted market rates.

The estimated fair values of the Company’s long-term debt (in thousands) is as follows:

	December 31,	December 31,
	2004	2003

Carrying value	$137,301	$147,454
Fair value	$140,092	$150,830

3.	CASH

The Company’s cash and cash equivalents consist of the following as of December 31 (in thousands):

	2004	2003

Cash	$6,247	$1,733
Cash equivalents	62	210

Total cash and cash equivalents	$6,309	$1,943

4.	CASH RESTRICTED FOR RESIDENT SECURITY DEPOSITS

The Company is required to maintain a restricted cash account for resident security deposits associated with the Oregon Housing and Community Service Department loans. The amount of cash restricted for resident security deposits was $0.1 million as of December 31, 2004 and 2003.

5.	OTHER CURRENT ASSETS

The Company’s other current assets consist of the following as of December 31 (in thousands):

	2004	2003

Supplies	$712	$913
Refundable deposits	154	482
Insurance refund receivable	104	—
Other	86	—

Total other current assets	$1,056	$1,395

6.	RESTRICTED CASH

Restricted cash classified as non-current consists of the following as of December 31 (in thousands):

	2004	2003

Cash held as collateral for various letters of credit	$1,019	$1,012

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	PROPERTY AND EQUIPMENT

As of December 31, 2004 and 2003, property and equipment, consist of the following (in thousands):

	2004	2003

Land	$21,180	$21,180
Buildings and building improvements	164,612	162,952
Equipment	9,549	7,554
Furniture	4,279	4,093
Vehicles	750	471
Improvements in progress	2,292	265

Total property and equipment	202,662	196,515
Less accumulated depreciation and amortization	21,440	13,543

Property and equipment, net	$181,222	$182,972

As of the Effective Date, the Successor Company adjusted its property, plant and equipment to estimated fair value in conjunction with the implementation of fresh-start reporting.

Land, buildings and certain furniture and equipment relating to 30 residences serve as collateral for the GE Capital loans (See Note 8) and 24 residences serve as collateral for the Red Mortgage Capital — FNMA loan (See Note 8) and 41 residences serve as collateral for other debt.

Depreciation expense was $7.9 million; $7.0 million and $6.6 million for the years ended December 31, 2004, 2003, and 2002, respectively.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	LINE OF CREDIT AND LONG-TERM DEBT

As of December 31, 2004 and 2003, debt consists of the following (in thousands):

	December 31, 2004		December 31, 2003
	Carrying	Principal	Carrying	Principal
	Amount	Amount	Amount	Amount

Trust Deed Notes, payable to the State of Oregon Housing and Community Services Department (OHCS) (Oregon Notes) due 2028	$9,322	$9,229	$9,508	$9,412
Variable Rate Multifamily Revenue Bonds, payable to the Washington State Housing Finance Commission Department (Washington Bonds) due 2028	6,557	6,625	6,897	6,970
Variable Rate Demand Housing Revenue Bonds, Series 1997, payable to the Idaho Housing and Finance Association (Idaho Bonds) due 2017	5,701	5,760	5,996	6,060
Variable Rate Demand Housing Revenue Bonds, Series A-1 and A-2 payable to the State of Ohio Housing Finance Agency (Ohio bonds) due 2018	9,502	9,610	9,989	10,105
Housing and Urban Development (HUD) Insured Mortgages due 2036	7,228	7,303	7,280	7,358
Mortgage loans due 2008	26,785	26,749	27,384	27,343
Red Capital (Fannie Mae) due 2013	37,797	37,797	38,400	38,400
G.E. Capital Term Loan due 2008	34,409	34,409	35,000	35,000
G.E. Capital Credit Facility due 2008	—	—	7,000	7,000

Total debt	137,301	$137,482	147,454	$147,648

Less current portion	3,460		3,175

Long-term debt	$133,841		$144,279

In December 2003, the Company used proceeds from a new $38.4 million loan from Red Mortgage Capital (“New FNMA Loan”), as lender for Fannie Mae, a new $35 million term loan and a $15 million revolving loan, both from GE Capital (“New GE Term Loan” and “New GE Credit Facility,” respectively) to refinance its Senior and Junior Secured Notes and the secured loan provided by GE Capital (collectively “Refinanced Debt”), which had a total principal amount of approximately $90.5 million at the refinancing date. The Senior Notes were due to mature in January 2009 and accrued interest at 10%. The Junior Notes were due to mature in January 2012, bearing interest payable in additional Junior Notes at 8% per annum through 2004 and bearing interest at 12% payable in cash beginning in 2005. Under the terms of the Junior and Senior Indentures, the notes were legally defeased effective December 29, 2003. The GE Capital loan had a maturity of December 2004, and accrued interest at LIBOR plus 4.5% with a minimum interest rate of 8%.

The Red Mortgage Capital Loan has a fixed interest rate of 6.24%, matures in 10 years, has a 25-year principal amortization and is secured by 24 residences, which serve as collateral. The Red Mortgage Capital Loan were entered into by subsidiaries of the Company and are non-recourse to the Company.

The G.E. Term Loan and Credit Facility mature in 5 years, and are secured by a collective pool of 30 residences, which serve as collateral. The G.E. Term Loan requires monthly interest payments and principal reductions based on a 25-year principal amortization schedule, with a balloon payment at maturity. The G.E. Credit Facility has an initial revolving borrowing period of 2 years, which may be extended annually thereafter for three years upon mutual consent by G.E. Capital and the Company. If the initial revolving borrowing period is not extended, then the New GE Credit Facility converts from a revolving loan to a term loan with the same terms as the New GE Term

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loan. During the initial revolving borrowing period, the GE Credit Facility requires monthly interest payments, no principal reductions, and accrues interest on the unused loan availability at a rate of 0.75% per year, which is paid quarterly. Both the Term Loan and Credit Facility accrue interest at LIBOR plus 4.0%, which is calculated based on a 360 day year and charged for the actual number of days elapsed, with an interest rate floor of 5.75%, The G.E. Term Loan and the G.E. Credit Facility contain financial covenants that require a certain level of financial performance for the residences which serve as collateral for the loan. The G.E. Capital Term Loan and the G.E. Capital Facility were entered into by subsidiaries of the Company and were non-recourse to the Company. The Company had $7.0 million in borrowings on the G.E. Credit Facility as of December 31, 2003 and no borrowings on the G.E. Credit Facility as of December 31, 2004.

At December 31, 2004, mortgage loans include three fixed rate loans secured by seven Texas residences, three Oregon residences and three New Jersey residences. These loans collectively require monthly principal and interest payments of $0.2 million, with balloon payments of $11.8 million, $5.3 million and $7.2 million due at maturity in May, August and September 2008, respectively. These loans bear interest at fixed rates ranging from 7.6% to 8.7%.

The Oregon Notes are secured by land, buildings, furniture and fixtures of six Oregon residences. The notes are payable in monthly installments including interest at effective rates ranging from 7.4% to 9.0%.

The Washington Bonds are secured by a $7.1 million letter of credit and land, buildings, furniture and fixtures of the five Washington residences and had an interest rate of 1.2% at December 31, 2004. The letter of credit expires in July 2005 and has an annual commitment fee of 2.0%.

The Idaho Bonds are secured by a $6.2 million letter of credit and land, buildings, furniture and fixtures of four Idaho residences and had an interest rate of 1.2% at December 31, 2004. The letter of credit expires in July 2005 and has an annual commitment fee of 2.0%.

The Ohio Bonds are secured by a $10.3 million letter of credit and land, buildings, furniture and fixtures of six Ohio residences and had an interest rate of 1.2% at December 31, 2004. The letter of credit expires in July 2005 and has an annual commitment fee of 2.0%.

The HUD insured mortgages include three separate loan agreements entered into in 2001. The mortgages are each secured by a separate facility in Texas. These loans mature between July 1, 2036 and August 1, 2036 and collectively require monthly principal and interest payments of $0.1 million. The loans bear interest at fixed rates ranging from 7.4% to 7.6%.

As of the Effective Date of the Reorganization, the Successor Company revalued its long-term debt in conjunction with the implementation of fresh-start reporting. At December 31, 2001, an adjustment of $3.1 million was recorded to reduce long-term debt to its estimated fair value. Amortization of this adjustment is computed using the straight-line method over the life of the corresponding debt.

As of December 31, 2004, the following annual principal payments are required (in thousands):

2005	$3,460
2006	3,721
2007	3,960
2008	28,040
2009	3,574
Thereafter	94,727

Total	$137,482

The Company has a series of Reimbursement Agreements with U.S. Bank for Letters of Credit that support certain of our Revenue Bonds Payable. The total amount of these Letters of Credit was approximately $23.6 million as of December 31, 2004. In September 2003, the Company entered into an amendment to the Reimbursement

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agreements effective as of June 2003, which primarily provided for the following modifications among other things: 1) release of approximately $4.3 million of previously restricted cash; 2) standardized and extended the expiration date of the letters of credit to January 2005; 3) amended the annual fees to be 2% of the stated amount of the letters of credit; 4) put in place new financial covenants.

The Company’s agreements with U.S. Bank contain financial covenants to include the following: 1) minimum net worth; 2) minimum debt service coverage; 3) minimum liquidity; and 4) minimum earnings. Failure to comply with these covenants could constitute an event of default, which would allow U.S. Bank to declare any amounts outstanding under the loan documents to be due and payable. The agreements also require the Company to deposit $0.5 million in cash collateral with U.S. Bank in the event certain regulatory actions are commenced with respect to the properties securing the Company’s obligations to U.S. Bank. U.S. Bank is required to release such deposits upon satisfactory resolution of the regulatory action.

Approximately $23.1 million of the Company’s indebtedness was secured by letters of credit held by U.S. Bank as of December 31, 2003, which in some cases have termination dates prior to the maturity of the underlying debt. As such letters of credit expire, in January 2005, the Company will need to extend the current letters of credit, obtain replacement letters of credit, post cash collateral or refinance the underlying debt. There can be no assurance that the Company will be able to extend the current letters of credit or procure replacement letters of credit from the same or other lending institutions on terms that are acceptable to us or at all. In the event that the Company is unable to obtain a replacement letter of credit or provide alternate collateral prior to the expiration of any of these letters of credit, the Company would be in default on the underlying debt.

In addition to the debt agreements with OHCS related to the six owned residences in Oregon, the Company has entered into Lease Approval Agreements with OHCS and the lessor of the Oregon Leases, which obligates the Company to comply with the terms and conditions of the underlying trust deed relating to the leased buildings. Under the terms of the OHCS debt agreements, the Company is required to maintain a capital replacement escrow account to cover expected capital expenditure requirements for the Oregon Leases and the six OHCS loans. As a further condition of the OHCS debt agreements, the Company is required to comply with the terms of certain regulatory agreements which provide, among other things, that in order to preserve the federal income tax exempt status of the bonds, the Company is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which the Company must also comply. Non-compliance with these restrictions may result in an event of default and cause acceleration of the scheduled repayment.

In addition, the terms of certain outstanding indebtedness and certain lease agreements may restrict the Company’s ability to pay cash dividends.

9.	ACCRUAL FOR WORKERS’ COMPENSATION

As of December 31, 2004, the Company utilized third-party insurance for losses and liabilities associated with workers’ compensation claims subject to deductible levels of $0.5 million per occurrence for all claims incurred beginning January 1, 2004, and $0.3 million for years beginning January 1, 2000 through December 31, 2003. Claims incurred prior to January 1, 2000 were fully insured. Losses up to these deductible levels are accrued based upon the Company’s estimates of the aggregate liability for claims incurred based on Company and industry experience. At December 31, 2004 and 2003, other accrued expenses include reserves for workers’ compensation claims of approximately $3.0 million and $3.2 million, respectively.

In addition, the Company maintains cash deposits as required by the insurance carrier. At December 31, 2004 and 2003, such deposits were $2.9 million and $4.0 million, respectively. These deposits will be utilized to pay future claim settlements.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	ACCRUAL FOR PROFESSIONAL LIABILITY CLAIMS

As of December 31, 2004, the Company utilized third-party insurance for losses and liabilities associated with professional liability claims subject to a self-insured retention of $0.1 million per occurrence for the year ended December 31, 2000 and a self-insured retention of $0.3 million for all states except Florida and Texas, which are subject to a self-insured retention of $0.5 million per occurrence, for the years ended December 31, 2001 and 2002 and a self-insured retention of $0.5 million and $0.8 million for all states for the years ended December 31, 2003 and 2004. For the years through 2002, the third-party insurance provides the following limits in excess of the self-insured retention: $1 million per occurrence; $3 million aggregate per location; and $15 million aggregate per policy year. For 2004 and 2003, the limit for aggregate loss per policy year was lowered to $10 million. If a lawsuit or claim arises which ultimately results in an uninsured loss or a loss in excess of insured limits, such an outcome could have a material adverse effect on the Company.

Losses up to the retention levels are accrued based upon the Company’s estimates of the aggregate liability for claims incurred based on Company and industry experience. At December 31, 2004 and 2003, other accrued expenses includes reserves for professional liability claims payable of approximately $0.9 million, and $2.1 million, respectively.

11.	INCOME TAXES

The Company had taxable income for both financial reporting and tax return purposes for the years ended December 31, 2004 and 2003. The Company incurred a loss for financial reporting and tax return purposes for the year ended December 31, 2002 and as such, there was no current or deferred tax provision allocated to the loss from continuing operations or discontinued operations in that year.

Total income taxes for the years ended December 31, 2004, 2003, and 2002 were allocated as follows (in thousands):

	2004	2003	2002

Income tax expense	$3,792	$1,668	$—
Income tax expense for discontinued operations	—	336	—
Shareholder’s equity for stock options	(169)	—	—
Shareholder’s equity for Predecessor Company valuation allowance reversal	(35,425)	(1,229)	—

	$(31,802)	$775	$—

The provision for income taxes differs from the amount of tax determined by applying the applicable U.S. statutory federal rate to income (loss) from continuing operations as a result of the following items at December 31:

	2004	2003	2002

Statutory federal tax rate	34.0%	34.0%	(34.0)%
Reorganization cost not deductible	—%	—%	5.4%
State income taxes, net of federal benefit	3.9%	6.2%	—%
Other non-deductible expenses	2.3%	2.8%	—%
Change in valuation allowance	(339.5)%	(10.1)%	28.6%
Utilization of Predecessor Company NOL’s recorded as additional paid in capital	335.2%	92.4%	—%

Effective tax rate	35.9%	125.3%	—%

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income tax expense attributable to income from continuing operations consists of the following at December 31:

	2004	2003	2002

Current:
Federal	$1,082	$543	$—
State	37	672	—

	1,119	1,215	—
Deferred:
Federal	2,702	340	—
State	(29)	113	—

	2,673	453	—

Total	$3,792	$1,668	$—

An analysis of the significant components of deferred tax assets and liabilities consists of the following as of December 31, 2004 and 2003 (in thousands):

	2004	2003

Property and equipment, primarily due to depreciation and fresh start adjustments	$17,886	$21,378
Net operating loss carryforward	4,206	4,817
Built-in losses limited under Section 382 of the Internal Revenue Code	12,987	10,124
Investment in joint venture operations	—	1,342
Employee benefit accruals	1,655	1,557
Accrued liabilities	335	802
Accounts receivable reserves	221	266
Goodwill	173	201
Capital loss carryforwards	146	146
Tax credit carryforwards	208	103
Other	2,934	2,931

Total deferred tax assets	40,751	43,667
Valuation allowance	(6,953)	(42,843)
Deferred tax liabilities:
Other	(638)	(218)

Total deferred tax liabilities	(638)	(218)

Net deferred tax asset	$33,160	$606

At December 31, 2004, the Company has approximately $11.1 million of net operating loss (NOL) carryforwards which will expire between 2009 and 2022. The NOLs are subject to certain provisions of the Internal Revenue Code which restricts the utilization of the losses. In addition, any net unrealized built-in losses resulting from the excess of tax basis over the carrying value of the Company’s assets (primarily property and equipment) as of the Effective Date, which are recognized within five years are also subject to these provisions. Section 382 of the Internal Revenue Code imposes limitations on the utilization of the loss carryforwards and built-in losses after certain changes of ownership of a loss company. The Company is deemed to be a loss company for these purposes. Under these provisions, the Company’s ability to utilize these loss carryforwards and built-in losses

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the future will generally be subject to an annual limitation of approximately $1.6 million. The net unrealized built-in losses were $34.4 million at December 31, 2004.

Pursuant to SOP 90-7, the income tax benefit, if any, of any realization of the NOL carryforwards and other deductible temporary differences existing as of the Effective Date is recorded as an adjustment to additional paid-in capital.

The increase in the total valuation allowance for the year ended December 31, 2002 was $1.4 million. The decrease in the total valuation allowance for the years ended December 31, 2004 and 2003 was $35.9 million and $2.1 million, respectively. The decrease in the total valuation allowance allowance in 2004 was the result of recognition of anticipated utilization of loss carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of valuation allowances.

12.	LEASES

As of December 31, 2004, 2003 and 2002 the Company has 55 leases, all of which are accounted for as operating leases.

The Company has 37 leases with LTC Properties Inc. (“LTC”). In June 1999, the Company amended all of its 37 leases with LTC Properties, Inc., (“LTC”). These amendments included provisions to eliminate future minimum annual rent increases, or “rent escalators,” that were not deemed to be contingent rents. Because of the rent escalators, prior to the amendments, the Company accounted for rent expense related to such leases on a straight-line basis. From the date of the amendment forward, the Company has accounted for the amended leases on a contractual cash payment basis and amortizes the deferred rent balance, at the date of the amendment, over the remaining initial term of the leases. Those amendments also redefined the lease renewal option with respect to certain leases and provided the lessor with the option to declare an event of default in the event of a change of control under certain circumstances. In addition, the amendments also provide the Company with the ability, subject to certain conditions, to sublease or assign its leases with respect to two Washington residences. (see Note 13). The LTC lease agreements provide LTC with the option to exercise certain remedies, including the termination of the leases, upon the occurrence of an Event of Default. A change of control of the Company is deemed to be an Event of Default if certain conditions are not met. A change of control is deemed to occur if, among other things, (i) any person, directly or indirectly, is or becomes the beneficial owner of thirty percent (30%) or more of the combined voting power of the Company’s outstanding voting securities, (ii) the stockholders approve under certain conditions a merger or consolidation of the Company with another corporation or entity, or (iii) the stockholders approve a plan of liquidation or sale of all or substantially all of the assets of the Company. However, if upon a change of control, the surviving entity has a net worth of $75 million or more, the change of control would not constitute an Event of Default. In addition, there are cross default provisions in the LTC leases. At the same time that the Company entered into the Master Lease Agreement, it also amended 16 other leases with LTC under which the renewal rights of certain of those leases are tied together.

Andre Dimitriadis, who resigned from the Company’s Board of Directors on September 10, 2004, is the President, Chief Executive Officer and Chairman of the Board of LTC Properties, Inc. Mr. Dimitriadis, acting solely as a director of the Company and not in his capacity as an officer or director of LTC, has orally raised certain issues regarding compliance with certain of the LTC Leases, which include at this time, the following: 1) whether there are inconsistencies in the number of units that constitute the leased property in the Athens, Texas, Greenville, Texas and Tiffen, Ohio leases, 2) whether the LTC leases require insurance based on the limits stated in the lease on a per

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facility basis, and 3) whether the 4 LTC leases with Carriage House require Carriage House to deliver on an annual basis audited consolidated financial statements of Carriage House. Mr. Dimitriadis similarly raised the issue as to whether the Company is required to obtain licenses for the 2 facilities located in Elkhart, Indiana and Madison, Indiana as assisted living facilities. Management believes that the Company has meritorious defenses available to it or could exercise its cure rights under the leases to resolve these matters in the event that LTC were to deliver a notice of default. LTC has not delivered any notice of default to the Company. However, the Company is continuing to review and assess these matters internally and no assurance can be given as to whether the eventual resolution of these issues will be favorable to the Company. The Company is in the process of obtaining licenses for the 2 Indiana properties as assisted living facilities which was completed during 2005. The Company provides LTC on an annual basis with annual consolidated audited financial statements of the Company, but not Carriage House, which was acquired in 1997. Failure to favorably resolve these issues in a manner that avoids an occurrence of an Event of Default under one or more of the LTC leases would have a material adverse effect on the Company. This would include, but not be limited to, creating Events of Default on loan covenants regarding a significant portion of outstanding indebtedness which, if not cured, would make such indebtedness become immediately payable. In January 2005, the Company entered into a Memorandum of Understanding in respect of the LTC leases (refer to Subsequent Event, Note 16).

The Company has five Oregon leases (the “Oregon Leases”) where the lessor in each case obtained funding through the sale of bonds issued by the state of Oregon, Housing and Community Services Department (“OHCS”). In connection with the Oregon Leases, the Company entered into “Lease Approval Agreements” with OHCS and the lessor, pursuant to which the Company is obligated to comply with the terms and conditions of certain regulatory agreements to which the lessor is a party (see Note 8). The leases, which have terms ending in 2005 through 2014, have been accounted for as operating leases. Aggregate deposits on these residences as of December 31, 2004 totaled, $0.1 million, and as of December 31, 2003 totaled $0.3 million, which are reflected in escrow deposits.

Certain of the Company’s leases and loan agreements contain covenants and cross-default provisions such that a default on one of those instruments could cause the Company to be in default on one or more other instruments. Pursuant to certain lease agreements, the Company restricted $1.0 million of cash balances as additional collateral (see Note 6).

As of December 31, 2004, future minimum annual lease payments under operating leases are as follows (in thousands):

2005	$13,380
2006	13,205
2007	12,809
2008	12,484
2009	6,983
Thereafter	16,998

Total	$75,859

Lease expense for 2004, 2003 and 2002 was $12.7 million, $12.7 million and $12.2 million, respectively.

13.	RELATED PARTY TRANSACTIONS

Andre Dimitriadis, who resigned from the Company’s Board of Directors on September 10, 2004, is the President, Chief Executive Officer and Chairman of the Board of LTC Properties, Inc. (“LTC”). The Company currently leases 37 properties from LTC. (See Note 12). The Company incurred annual lease expense of $8.5 million, $8.7 million and $8.7 million for the years ended December 31, 2002, 2003, and 2004 respectively, pursuant to these leases.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	STOCK OPTION PLANS AND RESTRICTED STOCK

On May 8, 2002, the shareholders approved a new Stock Option Plan. The Stock Option Plan consists of two plans, one pertaining solely to the grant of incentive stock options and one pertaining to the grant of other incentive awards, including non-qualified stock options. The Stock Option Plan is intended to obtain, retain services of, and provide incentive for, directors, key employees and consultants. The Stock Option Plan allows for grants or awards of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance awards, dividend equivalents, deferred stock and stock payments.

Under the Stock Option Plan, the aggregate number of shares which may be issued upon exercise of options or other awards shall not exceed 650,000. Except for non-employee directors, the exercise price and vesting period of each option is to be set by the Company’s Compensation Committee of its Board of Directors, but the exercise price may not be less than the deemed fair market value of the Company’s stock on the date of grant. Each option will expire on the date specified in the option agreement, but not later than the tenth anniversary of the date on which the option was granted. The Board of Directors, at its option, may discontinue or amend the Stock Option Plan at any time, provided that certain conditions are satisfied.

Following is the per share weighted-average fair value of each option grant as estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2004	2003	2002

Expected dividend yield	0%	0%	0%
Expected volatility	58.7%	58.9%	46.1%
Risk-free interest rate	4.1%	3.9%	3.4%
Expected life (in years)	7	7	7

A summary of the status of the Company’s stock options changes during the years ended December 31, 2004, 2003 and 2002 is presented below.

	2004		2003		2002
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Options at beginning of the year	595,100	$3.75	251,000	$3.18	0	$—
Granted	104,999	9.42	390,400	4.07	264,500	3.18
Exercised	(99,326)	3.83	(166)	3.35	0	—
Canceled	(85,971)	3.81	(46,134)	3.37	(13,500)	3.30

Options at end of the year	514,802	$4.72	595,100	$3.75	251,000	$3.18

Options exercisable at end of year	197,306		145,446		28,853
Weighted-average fair value of options granted during year	$5.39		$1.66		$1.66

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information for the Company’s stock options outstanding at December 31, 2004 issued to employees of the Company:

		Weighted-	Weighted-
		Average	Average
	Number	Remaining	Exercise	Number
Range of Exercise Prices	Outstanding	Life	Price	Exercisable

$2.94 - $ 3.84	401,767	7.8 years	$3.50	196,831
$4.98 - $11.30	113,035	9.3 years	$9.05	475

15.	COMMITMENT AND CONTINGENCIES

Legal Proceedings

The Company is involved in ordinary, routine, or regulatory legal proceedings incidental to its business. In the aggregate, such legal proceedings in management’s expectations should not have a material adverse effect on the Company’s financial condition, results of operations, cash flow and liquidity.

Employee Benefit Plans

The Company has a 401(k) Savings Plan (“the Savings Plan”) which is a defined contribution plan covering employees of Assisted Living Concepts, Inc. who have at least three months of service and are age 21 or older. Each year participants may contribute up to 15% of pre-tax annual compensation and 100% of any Employer paid cash bonus (not to exceed statutory limits), as defined in the Savings Plan. ALC may provide matching contributions as determined annually by ALC’s Board of Directors. Contributions are subject to certain limitations. The Company has not made any contributions to this Savings Plan.

Liquidity

The Company had working capital deficits of $9,543,000 and $11,729,000 at December 31, 2004 and 2003, respectively.

The Company has certain contingencies and reserves, including litigation reserves, recorded as current liabilities at December 31, 2004 that management believes it will not be required to liquidate in cash during 2005. However, in the event that all current liabilities become due within twelve months, the Company may be required to obtain debt financing or sell securities on unfavorable terms. There can be no assurance that such action may not be necessary to ensure appropriate liquidity for the operations of the Company.

Concentration of Credit Risk

The Company depends on the economies of Texas, Indiana, Oregon, Ohio and Washington and to some extent, on the continued funding of State Medicaid waiver programs in some of those states. As of December 31, 2004, 22.6% of the Company’s properties were in Texas, 11.3% in Indiana, 10.2% in Oregon, 9.6% in Ohio and 9.0% in Washington. Adverse changes in general economic factors affecting the respective healthcare industries or laws and regulator environment in each of these states, including Medicaid reimbursement rates, could have a material adverse effect on the Company’s financial condition and results of operations.

State Medicaid reimbursement programs constitute a significant source of revenue for the Company. During the years ended December 31, 2002, 2003, and 2004 direct payments received from state Medicaid agencies accounted for approximately 12.8%, 13.6% and 14.7%, respectively, of the Company’s revenue while the resident paid portion received from Medicaid residents accounted for approximately 7.9%, 8.9% and 9.6%, respectively, of the Company’s revenue during these periods. The Company expects in the future that State Medicaid reimbursement programs will constitute a significant source of revenue for the Company.

ASSISTED LIVING CONCEPTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	SUBSEQUENT EVENTS

On January 31, 2005, the shareholders of the Company approved the merger and acquisition agreement with a subsidiary of EHSI and subsequently shareholders who tendered their shares received in exchange cash of $18.50 per share.

In January 2005, EHSI entered into a Memorandum of Understanding (“MOU”) with LTC in respect of 37 leased facilities. Under the terms of the MOU which become effective January 1, 2005, ALC will increase the annual rent paid to LTC by $250,000 per annum for each of the successive four years, commencing on January 1, 2005 and amended the terms of the inflationary increases. Formerly, the 37 leases had expiration dates ranging from 2007 through 2015. Under the terms of the MOU, the amended lease provides for an initial 10 year lease term commencing on January 1, 2005, and three successive 10 year lease terms at the option of the ALC. The aggregate minimum rent for the leases for the calendar years 2005 through 2008 will be $9.4 million, $9.8 million and $10.2 million and $10.7 million, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any extended term will increase a minimum of 2% over the minimum rent of the immediately preceding year. The MOU provides that LTC will not assert certain events of default against the Company under the original lease.

Schedule 12-09 — Consolidated Valuation and Qualifying Accounts

	Six Months Ended June 30,		Year Ended December 31,
Description	2006	2005	2005	2004	2003
	(In thousands)

Additions
Balance at beginning of period	$872	$102	$102	$99	$121
Charged to cost and expenses	162	149	458	102	41
Acquisition of ALC	—	708	708	—	—
Deductions	(287)	(369)	(396)	(99)	(63)

Balance at end of period	$747	$590	$872	$102	$99